UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

FEDERAL HOME LOAN BANK OF PITTSBURGH

Federally chartered corporation (State or other jurisdiction of incorporation or organization)	Commission File No. 000-51395	25-6001324 (IRS employer identification number)

601 Grant Street Pittsburgh, PA (Address of principal executive offices)		15219 (Zip code)

Telephone number, including area code:

(412) 288-3400

Securities to be registered pursuant to Section 12(g) of the Act.

Capital Stock, $100 per share par value

FEDERAL HOME LOAN BANK OF PITTSBURGH

i

Explanatory Note

      During the process of preparing this registration statement on Form 10, the Bank determined that corrections needed to be made to its financial statements due to the manner in which the Bank applied Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as well as other miscellaneous errors. Therefore, as part of the filing of this registration statement, the Bank is restating its annual financial statements for the years ended December 31, 2001, through 2004 and its quarterly statements for 2004, and for the quarter ended March 31, 2005. In light of this restatement, readers should no longer rely on previously issued financial statements and other financial information for these periods. The restatement is fully described in Item 2 — Financial Information (see the section entitled Restatement of Financial Statements within Management’s Discussion and Analysis of Financial Condition and Results of Operations) and Item 13 — Financial Statements and Supplementary Data (see Note 1 to the Bank’s audited financial statements).

      As required, this registration statement on Form 10 includes the Bank’s audited financial statements for the years ended December 31, 2005, 2004 and 2003 and related notes thereto and the Bank’s unaudited financial statements for the quarter ended March 31, 2006 and related notes thereto. Certain information required to be included in this registration statement on Form 10 with respect to the Bank’s financial condition and results of operations for the quarter ended March 31, 2006 as well as other information as of March 31, 2006 is included in Exhibit 99.2 to this registration statement on Form 10 and is incorporated by reference into this registration statement, as specifically indicated in each Item of this registration statement.

Special Cautionary Notice Regarding Forward-Looking Statements

      Some of the statements made in this registration statement may be “forward-looking statements,” which include statements with respect to the Bank’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions and future performance, and involve known and unknown risks, uncertainties and other factors, many of which may be beyond the Bank’s control and which may cause the Bank’s actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by the forward-looking statements.

      All statements other than statements of historical fact are statements that could be forward-looking statements. The reader can identify these forward-looking statements through the Bank’s use of words such as “may,” “will,” “anticipate,” “hope,” “project,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “could,” “intend,” “seek,” “target,” and other similar words and expressions of the future. Such forward-looking statements include statements regarding any one or more of the following topics:

•	The Bank’s business strategy and changes in operations, including, without limitation, product growth, and change in product mix

•	Future performance, including profitability, developments, or market forecasts

•	Forward-looking accounting and financial statement effects

•	Projected capital expenditures

      It is important to note that the description of the Bank’s business is a statement about the Bank’s operations as of a specific date. It is not meant to be construed as a policy, and the Bank’s operations, including the portfolio of assets held by the Bank, are subject to reevaluation and change without notice.

      The forward-looking statements may not be realized due to a variety of factors, including, without limitation, any one of the following factors:

•	Future economic and market conditions, including, for example, inflation and deflation, the timing and volume of market activity, general consumer confidence and spending habits, the strength of local economies in which the Bank conducts its business and interest-rate changes that affect the housing markets

•	Demand for Bank loans resulting from changes in members’ deposit flows and credit demands, as well as from other sources of funding and liquidity available to members

•	Volatility of market prices, rates, and indices that could affect the value of collateral held by the Bank as security for the obligations of Bank members and the counterparties to interest-rate exchange agreements and similar agreements, including, without limitation, those determined by the Board of Governors of the Federal Reserve System (the Federal Reserve Board)

•	The risks of changes in interest rates on the Bank’s interest-rate sensitive assets and liabilities

•	Changes in various governmental monetary or fiscal policies, as well as legislative and regulatory changes, including changes in generally accepted accounting principles, or “GAAP,” and related industry practices and standards, or the application thereof

•	Political, national, and world events, including acts of war, terrorism, natural disasters and other catastrophic events, and legislative, regulatory, judicial, or other developments that affect the economy, the Bank’s market area, the Bank, its members, counterparties, its federal regulator, and/or investors in the consolidated obligations of the twelve FHLBanks

•	Competitive forces, including other sources of funding available to Bank members, other entities borrowing funds in the capital markets, and the ability to attract and retain skilled individuals

•	The Bank’s ability to develop, implement, promote the efficient performance of, and support technology and information systems, including the Internet, sufficient to measure and manage effectively the risks of the Bank’s business

•	Changes in investor demand for consolidated obligations of the FHLBanks and/or the terms of interest-rate exchange agreements and similar agreements, including changes in investor preference and demand for certain terms of these instruments, which may be less attractive to the Bank, or which the Bank may be unable to offer

•	The Bank’s ability to introduce, support, and manage the growth of new products and services and to manage successfully the risks associated with those products and services, including new types of collateral securing loans

•	The availability from acceptable counterparties, upon acceptable terms, of options, interest-rate and currency swaps, and other derivative financial instruments of the types and in the quantities needed for investment funding and risk management purposes

•	The uncertainty and costs of litigation, including litigation filed against one or more of the 12 FHLBanks

•	Changes in the Act or Finance Board regulations that affect Bank operations and regulatory oversight, including the effects of the Finance Board rule requiring registration of a class of the Bank’s securities with the Securities and Exchange Commission (SEC) and the associated reporting and corporate governance requirements

•	Adverse developments or events, including financial restatements, affecting or involving one or more other FHLBanks or the FHLBank System in general

•	The Bank’s ability to manage future growth, including anticipated growth of the Bank’s mortgage purchase programs, which may require approval by the Finance Board

•	Other factors and other information discussed herein under Item 1A Risk Factors and elsewhere in this registration statement, as well as information included in the Bank’s future filings with the SEC

      This list of factors potentially affecting the Bank’s forward-looking statements is not exhaustive. The Bank operates in a changing economic environment, and new risk factors emerge from time to time. Management cannot predict any new factors, nor can it assess the effect, if any, of any new factors on the business of the Bank or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those implied by any forward-looking statements.

      All written or oral statements that are made by or are attributable to the Bank are expressly qualified in their entirety by this cautionary notice. The reader should not place undue reliance on forward-looking statements, since the statements speak only as of the date that they are made. The Bank has no obligation and does not undertake to publicly update, revise, or correct any of the forward-looking statements after the date of this registration statement, or after the respective dates on which these statements otherwise are made, whether as a result of new information, future events, or otherwise.

Item 1:	Business

General

      History. The Federal Home Loan Bank of Pittsburgh (Bank) is one of twelve Federal Home Loan Banks (FHLBanks). The FHLBanks operate as separate entities with their own managements, employees and boards of directors. The twelve FHLBanks, along with the Office of Finance (the FHLBanks’ fiscal agent) and the Federal Housing Finance Board (the FHLBanks’ regulator) make up the Federal Home Loan Bank System (FHLBank System). The FHLBanks were organized under the authority of the Federal Home Loan Bank Act of 1932, as amended (Act). The FHLBanks are commonly referred to as government-sponsored enterprises (GSEs), which generally means they are a combination of private capital (see below) and public sponsorship. The public sponsorship attributes include: (1) being exempt from federal, state and local taxation, except real estate taxes; (2) being exempt from registration under the Securities Act of 1933 (1933 Act) (the FHLBanks are required by Finance Board regulation to register a class of their equity securities under the Securities Exchange Act of 1934 (1934 Act)); (3) having public interest directors appointed by its regulator; and (4) having a line of credit with the United States Treasury.

      Cooperative. The Bank is a cooperative institution, owned by financial institutions that are also its primary customers. Any building and loan association, savings and loan association, cooperative bank, homestead association, insurance company, savings bank or insured depository institution that maintains its principal place of business in Delaware, Pennsylvania or West Virginia and that meets varying requirements can apply for membership in the Bank. All members are required to purchase capital stock in the Bank as a condition of membership. The capital stock of the Bank can be purchased only by members.

      Mission. The Bank’s primary mission is to intermediate between the capital markets and the housing market through member financial institutions. The Bank issues debt to the public (consolidated obligation bonds and discount notes) in the capital markets through the Office of Finance (OF) and uses these funds to provide its member financial institutions with a reliable source of credit for housing and community development. The United States government does not guarantee, either directly or indirectly, the debt securities or other obligations of the Bank or the FHLBank System. The Bank provides credit for housing and community development through two primary programs. First, it provides members with loans against the security of residential mortgages and other types of high-quality collateral; second, the Bank purchases residential mortgage loans originated by or through member institutions. The Bank also offers other types of credit and non-credit products and services to member institutions. These include letters of credit, interest rate exchange agreements (interest rate swaps, caps, collars, floors, swaptions and similar transactions), affordable housing grants, securities safekeeping, and deposit products and services.

      Supervision and Regulation. The Bank is supervised and regulated by the Federal Housing Finance Board (Finance Board), which is an independent agency in the executive branch of the United States government. The Finance Board ensures that the Bank carries out its housing finance mission, remains adequately capitalized and able to raise funds in the capital markets, and operates in a safe and sound manner. The Finance Board establishes regulations and otherwise supervises the operations of the Bank, primarily via periodic examinations.

      Business Segments. The Bank reviews its operations by grouping its products and services within two business segments. The measure of profit or loss and total assets for each segment is contained in Note 22 to the audited financial statements for the years ended December 31, 2005, 2004 and 2003 and Note 12 to the unaudited financial statements for the interim reporting period. The products and services provided through these segments reflect the manner in which financial information is evaluated by management of the Bank. These business segments are:

•	Traditional Member Finance

•	Mortgage Partnership Finance® (MPF®) Program

      The information with respect to the segments for the interim reporting periods since the end of the most recent fiscal year is included in the “Operating Segments Results” section of Exhibit 99.2 and incorporated herein by reference.

Traditional Member Finance

Loan Products

      The Bank makes loans (sometimes referred to as advances) to members and eligible nonmember housing associates on the security of pledged mortgages and other eligible types of collateral.

      The following table presents a summary and brief description of the loan products offered by the Bank as of December 31, 2005. Information presented below relates to loans to members and excludes mortgage loans and loans relating to the Banking On Business (BOB) program, which are discussed in detail below.

Member Loan Portfolio as of December 31, 2005

				Pct. of
				Total
Product	Description	Pricing(1)	Maturity	Portfolio

RepoPlus	Short-term fixed-rate loans; principal and interest paid at maturity.	8 to 30 bps	1 day up to 3 months	21.1

Mid-Term RepoPlus	Mid-term fixed-rate and adjustable-rate loans; principal paid at maturity; interest paid quarterly.	8 to 30 bps	3 months to 3 years	37.3

Term Loans	Long-term fixed-rate and adjustable-rate loans; principal paid at maturity; interest paid quarterly; (includes amortizing loans with principal and interest paid monthly); Affordable Housing Loans and Community Investment Loans.	10 to 35 bps	Between 3 years to 30 years	20.9

Convertible Select	Long-term fixed-rate and adjustable-rate loans with conversion options sold by member; principal paid at maturity; interest paid quarterly.	20 to 45 bps	1 year to 15 years	18.4

Hedge Select	Long-term fixed-rate and adjustable-rate loans with embedded options bought by member; principal paid at maturity; interest paid quarterly.	10 to 35 bps	1 year to 10 years	0.5

Returnable	Loans in which the member has the right to prepay the loan after a specified period.	10 to 35 bps	Between 3 years to 30 years	1.8

Note:

(1)	Pricing spread over the Bank’s cost of funds at origination, quoted in basis points (bps). One basis point equals 0.01%.

      RepoPlus. The Bank serves as a major source of liquidity for its members. Access to the Bank’s loans for liquidity purposes can reduce the amount of low-yielding liquid assets a member would otherwise need to hold for liquidity purposes. One of the Bank’s primary loan products for member liquidity is RepoPlus, a revolving line of credit which allows members to borrow, repay and reborrow based on the terms of the line. As of December 31, 2005, RepoPlus loans totaled $10.0 billion.

      Mid-Term RepoPlus. The Bank’s loan products also help members in asset/liability management. The Bank offers loans to minimize the risks associated with the maturity, amortization and prepayment characteristics of mortgage loans. Such loans from the Bank can reduce a member’s interest rate risk associated with holding long-term fixed-rate mortgages. The Mid-Term RepoPlus assists members with managing intermediate-term interest rate risk. To assist members with managing the basis risk, or the risk of a change in the spread relationship between two indices, the Bank offers adjustable-rate Mid-Term RepoPlus with maturity terms between 3 months and 3 years. Adjustable-rate, Mid-Term RepoPlus can be priced based on the prime rate, Federal funds rate, 1-month London Interbank Offered Rate (LIBOR) or 3-month LIBOR indices. The LIBOR indices are most popular with the Bank’s members. As of December 31, 2005, Mid-Term RepoPlus loans totaled $17.7 billion.

      Term Loans. For managing longer-term interest rate risk and to assist with asset/liability management, the Bank offers long-term fixed-rate loans for terms from 3 to 30 years. Amortizing long-term fixed-rate loans can be fully amortized on a monthly basis over the term of the loan or amortized balloon-style, based on an amortization term longer than the maturity of the loan. As of December 31, 2005, term loans totaled $9.9 billion.

      Convertible Select, Hedge Select and Returnable. Some of the Bank’s loans contain embedded options. The member can either sell an embedded option to the Bank or it can purchase an embedded option from the Bank. As of December 31, 2005, loans to members for which the Bank had the right to call the loan, called Convertible Select, constituted $8.8 billion of the loan portfolio. Loans in which the members purchased an option from the Bank, called Hedge Select, constituted $250 million of the loan portfolio. Loans in which members have the right to prepay the loan, called Returnable, constituted $846 million of the loan portfolio.

Collateral

      The Bank is required to obtain and maintain a security interest in eligible collateral at the time it originates or renews a loan. Eligible collateral includes: 1) whole first mortgages on improved residential property, or securities representing a whole interest in such mortgages; 2) securities issued, insured, or guaranteed by the United States government or any of its agencies, including without limitation the Government National Mortgage Association (Ginnie Mae); 3) mortgage-backed securities issued or guaranteed by Fannie Mae or Freddie Mac neither of which are guaranteed by the U.S. Government; 4) cash or deposits in the Bank; and 5) other real estate-related collateral acceptable to the Bank provided that such collateral has a readily ascertainable value and the Bank can perfect a security interest in such property. An affiliate of a member may pledge eligible collateral to secure the indebtedness of the member. The affiliate does not have to be an insured financial institution.

      Community Financial Institutions (CFIs), which are members that have less than $567 million in average assets over the past three years, may pledge a broader array of collateral as security for loans from the Bank, including small-business loans, farm loans, and agriculture loans. This type of collateral pledged by CFIs comprises about 1% of the Bank’s collateral pool as of December 31, 2005.

      The Bank determines the type and amount of collateral each member has available to pledge as security for Bank loans by reviewing the call reports the members file with their primary banking regulators. Approximately 51.5% of the collateral used to secure loans made by the Bank is single-family, residential mortgage loans, which include a very low amount of manufactured housing loans. The next major category of collateral is high quality securities, including U.S. Treasuries, U.S. agencies, government-sponsored enterprise securities, U.S. agency and government-sponsored enterprise mortgage-backed securities and private label mortgage-backed securities with a credit rating of at least double-A, all of which account for approximately 27.5% of the total amount of collateral held by members. The Bank also accepts other real estate-related collateral (ORERC), which is primarily commercial mortgages. ORERC accounts for approximately 20.0% of the total amount of eligible collateral held by the members as of December 31, 2005. Multi-family mortgages comprise 1.0% of the collateral used to secure loans at December 31, 2005. Other than ORERC and CFI collateral, the Bank does not have a loan secured by a member’s pledge of any other form of non-residential mortgage asset.

      As additional security for each member’s indebtedness, the Bank has a statutory lien on the member’s capital stock in the Bank.

      Priority. The Act affords any security interest granted to the Bank by any member, or any affiliate of a member, priority over the claims and rights of any third party, including any receiver, conservator, trustee or similar party having rights of a lien creditor. The only two exceptions are: (1) claims and rights that would be entitled to priority under otherwise applicable law and are held by actual bona fide purchasers for value; or (2) parties that are secured by actual perfected security interests.

      Blanket Lien and Perfection. Generally, the Bank lends to member institutions under a blanket lien, which grants the Bank a security interest in all eligible assets of the member. At the request of the member, the Bank will limit its security interest to specific assets pledged by the member. The Bank generally perfects its security interest under Article 9 of the Uniform Commercial Code by filing a financing statement. With respect to non-blanket lien borrowers (typically insurance companies and housing associates), the Bank takes control of all collateral at the time the loan is made through the delivery of securities or mortgages to the Bank or its custodian. In the event of a deterioration in the financial condition of a blanket lien member, the Bank will take control of sufficient eligible collateral to perfect its security interest in collateral pledged to secure the borrowers’ indebtedness to the Bank.

      Specialized Programs. The Bank helps members meet their Community Reinvestment Act responsibilities. Through community investment cash advance programs such as the Affordable Housing Program (AHP) and the Community Lending Program, members have access to subsidized and other low-cost funding. Members use the funds from these programs to create affordable rental and homeownership opportunities, and for commercial and economic development activities that benefit low-and moderate-income neighborhoods, thus contributing to the revitalization of their communities.

Banking On Business (BOB) Loans

      In addition to the loans to members discussed above, since 2000 the Bank has also offered the Banking On Business (BOB) loan program to members, which is specifically targeted at small businesses in the Bank’s district of Delaware, Pennsylvania and West Virginia. The program’s objective is to assist in the growth and development of small business, including both the start-up and expansion of these businesses. The Bank makes funds available to the members to extend credit to an approved small business borrower, thereby enabling small businesses to qualify for credit that would otherwise not be available to them. Although the original intent of the BOB program was to use the program as a grant program to member banks to help facilitate community economic development, the repayment provisions within the program reflect that the BOB program is essentially an unsecured loan program. Therefore the accounting for the program follows the provision of a loan program whereby a loan is recorded for the disbursements to members and an allowance for credit losses is estimated and established through a provision for credit losses. As the members collect directly from the borrowers, the members remit to the Bank repayment of the loans with interest. If the business is unable to repay the loan, it may be forgiven at the Bank’s option. See Item 2 — Management’s Discussion and Analysis of Results of Operations and Financial Condition for further information.

Nonmember Borrowers

      In addition to member institutions, the Bank is permitted under the Act to make loans to nonmember housing associates that are approved mortgagees under Title II of the National Housing Act. These eligible housing associates must be chartered under law, be subject to inspection and supervision by a governmental agency, and lend their own funds as their principal activity in the mortgage field. The Finance Board must approve each applicant. Housing associates are not subject to certain provisions of the Act that are applicable to members, such as the capital stock purchase requirements. However, they are generally subject to more restrictive lending and collateral requirements than those applicable to members. Housing associates, because they are not depository institutions, are not eligible to become Bank members and purchase capital stock in the Bank. Housing associates that are not state housing finance agencies are limited to pledging to the Bank as security for loans their Federal Housing Administration (FHA) mortgage loans and securities backed by FHA mortgage loans. Housing associates that are state housing finance agencies (that is, they are also instrumentalities of state or local governments) may, in addition to pledging FHA mortgages and securities backed by FHA mortgages, also pledge as collateral for Bank loans: 1) U.S. Treasury and agency securities; 2) single and multifamily mortgages; 3) securities backed by single and multifamily mortgages; and 4) deposits with the Bank. As of December 31, 2005, the Bank had approved two state housing finance agencies as housing associate borrowers. One of the housing associates has borrowed from the Bank from time to time, although as of December 31, 2005, neither had any outstanding loans from the Bank.

Investments

      Overview. The Bank maintains a portfolio of investments for two main purposes: liquidity and additional earnings. For liquidity purposes, the Bank invests in shorter-term securities to ensure the availability of funds to meet member credit needs. These short-term investments comprise primarily overnight Federal funds, term Federal funds, interest-bearing certificates of deposit and commercial paper.

      The Bank further enhances interest income by maintaining a long-term investment portfolio, which includes securities issued by the U.S. Treasury, U.S. government agencies, government-sponsored enterprises, state and local government agencies, and mortgage-backed securities. Securities carry the top two ratings from Moody’s Investors Service, Inc., Standard & Poor’s or Fitch Ratings at the time of purchase. The long-term investment portfolio provides the Bank with higher returns than those available in the short-term money markets. Investment income also bolsters the Bank’s capacity to meet its commitment to affordable housing and community investment, to cover operating expenses, and to satisfy its statutory Resolution Funding Corporation (REFCORP) assessment.

      Prohibitions. Under Finance Board regulations, the Bank is prohibited from investing in certain types of securities, including:

•	instruments, such as common stock, that represent an ownership interest in an entity, other than stock in investment companies or certain investments targeted to low-income persons or communities;

•	instruments issued by non-U.S. entities, other than those issued by United States branches and agency offices of foreign commercial banks;

•	non-investment-grade debt instruments, other than certain investments targeted to low-income persons or communities and instruments that were downgraded after purchase by the Bank;

•	whole mortgages or other whole loans, other than: (1) those acquired under the Bank’s mortgage purchase program; (2) certain investments targeted to low-income persons or communities; (3) certain marketable direct obligations of state, local or tribal government units or agencies, having at least the second highest credit rating from a Nationally Recognized Statistical Rating Organization; (4) mortgage-backed securities or asset-backed securities backed by manufactured housing loans or home equity loans; and (5) certain foreign housing loans authorized under Section 12(b) of the Act; and

•	non-U.S. dollar denominated securities.

      The Finance Board regulations further limit the Bank’s investment in mortgage-backed securities (MBS) and asset-backed securities. This provision requires that the total book value of MBS owned by the Bank not exceed 300% of the Bank’s previous month-end capital on the day it purchases additional MBS. In addition, the Bank is prohibited from purchasing:

•	interest-only or principal-only stripped mortgage-backed securities;

•	residual-interest or interest-accrual classes of collateralized mortgage obligations and real estate mortgage investment conduits;

•	fixed-rate or floating-rate MBS that on the trade date are at rates equal to their contractual cap and that have average lives that vary by more than six years under an assumed instantaneous interest rate change of 300 basis points.

      The FHLBanks are prohibited from purchasing a consolidated obligation as part of the consolidated obligation’s initial issuance. The Bank’s Investment Policy prohibits it from investing in another FHLBank consolidated obligation at any time. The Federal Reserve Board announced in February 2004 that it intends, beginning in July 2006, to require Reserve Banks to release interest and principal payments on the FHLBank System consolidated obligations only when there are sufficient funds in the FHLBanks’ account to cover these payments. The prohibitions noted above will be temporarily waived if the Bank is obligated to accept the direct placement of consolidated obligation discount notes to assist in the management of any daily funding shortfall of another FHLBank. See Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Funding Risk section for further information.

      The Bank does not have any special-purpose entities or any other type of off-balance-sheet conduits.

Deposits

      The Act allows the Bank to accept deposits from its members, from any institution for which it is providing correspondent services, from other FHLBanks, or from other federal instrumentalities. Deposit programs provide some of the Bank’s funding resources, while also giving members a low-risk earning asset that satisfies their regulatory liquidity requirements. The Bank offers several types of deposit programs to its members including demand, overnight and term deposits.

      Management believes that financial data relating to this segment for the years ended December 31, 2005, 2004 and 2003 is indicative of the Bank’s current and future operations of this segment in 2006.

Mortgage Partnership Finance® (MPF®) Program (Mortgage Loans Held for Portfolio)

      In 1999, the Bank began participating in the Mortgage Partnership Finance (MPF) Program under which the Bank invests in qualifying five- to 30-year conventional conforming and government-insured fixed-rate mortgage loans on one-to-four family residential properties. The MPF Program was developed by the FHLBank of Chicago in 1997 to provide participating members a secondary market alternative that allows for increased balance sheet liquidity for members as well as removes assets that carry interest rate and prepayment risks from their balance sheets. In addition, the MPF Program provides a greater degree of competition among mortgage purchasers and allows small and mid-sized community-based financial institutions to participate more effectively in the secondary mortgage market.

      The Bank held approximately $7.6 billion and $8.5 billion in mortgage loans at par under this Program at December 31, 2005 and December 31, 2004 respectively. As of December 31, 2005 and 2004, net mortgage loans represented approximately 10.5% and 14.2% of total assets, respectively. In terms of income, mortgage loans contributed about 16.4% to total interest income in 2005, and contributed 29.3% to total interest income in 2004. For additional financial information regarding the MPF segment, see Note 22 of the audited financial statements for the years ended December 31, 2005, 2004 and 2003 and Note 12 to the unaudited financial statements for the interim reporting period.

      A key difference between the MPF Program and other secondary market alternatives is the separation of various activities and risks associated with mortgage lending. Under the MPF Program, participating members generally market, originate and service qualifying residential mortgages for sale to the Bank. Member banks have direct knowledge of their mortgage markets and have developed expertise in underwriting and servicing residential mortgage loans. By allowing participating members to originate mortgage loans, whether through retail or wholesale operations, and to retain or acquire servicing of mortgage loans, the MPF Program gives control of the functions that relate to credit risk to participating members. Members may also receive a servicing fee if they choose to retain loan servicing rather than transfer servicing rights to a third-party provider.

      Participating members are paid a credit enhancement fee for retaining and managing a portion of the credit risk in the mortgage loan portfolios sold to the Bank. The credit enhancement structure motivates participating members to minimize loan losses on mortgage loans sold to the Bank. Additionally, the Bank is responsible for managing the interest rate risk, prepayment risk, liquidity risk and a portion of the credit risk associated with the mortgage loans. These loans are then either held by the Bank in its portfolio or participated in whole or part to the FHLBank of Chicago or other FHLBanks.

      The FHLBank of Chicago, under agreement with the Bank, provides the operational support for the MPF Program. As compensation for providing the support services, the Bank sells a 25% participation interest to the FHLBank of Chicago in most mortgage loans purchased by the Bank under the MPF Program. All credit losses on individual mortgage loans or pools of loans with participations are shared with the FHLBank of Chicago or other FHLBanks on a pro rata basis to the extent of each FHLBank’s participation. The MPF Program agreement with the FHLBank of Chicago has been renegotiated effective April 30, 2006. The most significant changes include elimination of a set term to the contract; introduction of annual transaction fees in lieu of the sale of a 25% participation interest to the FHLBank of Chicago; and the additional option of the Bank to sell participations to any members of the FHLB System. Sales of participations can occur contemporaneously with or at any time subsequent to the purchase of a loan, at a price to be determined at the time of sale. The credit enhancement would be conveyed with the sale of the participation on a pro rata basis.

      The Bank offers various products under the MPF Program that are differentiated primarily by their credit risk structures. While the credit risk structure may vary, the Finance Board requires that all pools of MPF loans purchased by the Bank have the credit risk exposure equivalent of a double-A rated mortgage instrument. The Bank maintains an allowance for credit losses on its mortgage loans that management believes is adequate to absorb any probable losses incurred beyond the credit enhancements provided by participating members. The Bank had approximately $657 thousand and $680 thousand in an allowance for credit losses for this program at December 31, 2005 and 2004, respectively.

      The Bank offers the following three products under the MPF Program: Original MPF, MPF Plus, and Original MPF for Federal Housing Administration/ Veterans Administration (FHA/ VA) loans. The credit risk structure for each of the products can be briefly summarized as follows:

      Original MPF. Under Original MPF, the first layer of losses for each pool of loans (following any primary mortgage insurance coverage) is applied to a first loss account, which generally increases over the life of the loans. Any losses related to this first loss account are the responsibility of the Bank. The member then provides a credit enhancement obligation for each pool of loans. The member is paid a fixed credit enhancement fee for providing this credit enhancement obligation. Loan losses applied to the first loss account as well as losses in excess of the first loss account and the member’s credit enhancement obligation are recorded by the Bank.

      MPF Plus. Under MPF Plus, the first layer of losses (following any primary mortgage insurance coverage) is applied to a first loss account equal to a specified percentage of the loans in the pool as of the sale date. Any losses related to this first loss account are the responsibility of the Bank. The member obtains additional credit enhancement in the form of a supplemental mortgage insurance policy to cover losses in excess of the deductible of the policy, which is equal to the first loss account. Loan losses not covered by the first loss account and supplemental mortgage insurance are paid by the member, up to the amount of the member’s credit enhancement obligation for each pool of loans. If applicable, the member is paid a fixed credit enhancement fee and a performance-based fee for providing a credit enhancement obligation. Loan losses applied to the first loss account as well as losses in excess of the combined first loss account, the supplemental mortgage insurance policy amount, and the member’s credit enhancement obligation are recorded by the Bank.

      Original MPF for FHA/ VA Loans. With Original MPF for FHA/ VA loans, participating members obtain FHA insurance or a VA guarantee and are responsible for all unreimbursed servicing expenses. In addition to a servicing fee, the member receives a government loan fee. Since the member servicing these mortgage loans takes the risk with respect to amounts not reimbursed by either the FHA or VA, this product results in the Bank having mortgage loans that are expected to perform similar to Federal agency securities.

      Additional information regarding the MPF Program and the products offered by the Bank is provided in Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations.

      “Mortgage Partnership Finance” and “MPF” are registered trademarks of the Federal Home Loan Bank of Chicago.

      Management believes that financial data relating to this segment for the years ended December 31, 2005, 2004 and 2003 is indicative of the Bank’s current and future operations of this segment in 2006.

Debt Financing — Consolidated Obligations

      The primary source of funds for the Bank is the sale of debt securities, known as consolidated obligations. These consolidated obligations are issued as both bonds and discount notes, depending on maturity. Consolidated obligations are the joint and several obligations of the FHLBanks, backed by the financial resources of the twelve FHLBanks. Consolidated obligations are not obligations of the United States, and the United States does not guarantee them, either directly or indirectly. Moody’s has rated consolidated obligations AAA/P-1, and Standard & Poor’s has rated them AAA/ A-1+. The total par value of the consolidated obligations of the Bank and the FHLB System are as follows:

	December 31,	December 31,
	2005	2004

	(In thousands)

Consolidated obligation bonds	$56,716,786	$44,903,764

Consolidated obligation discount notes	14,620,012	15,173,091

Total Bank consolidated obligations	$71,336,798	$60,076,855

Total FHLBank System combined consolidated obligations	$937,459,530	$869,241,590

      Office of Finance. The Office of Finance (OF) has responsibility for issuing and servicing consolidated obligations on behalf of the FHLBanks. The OF also serves as a source of information for the Bank on capital market developments, markets the FHLBank System’s debt on behalf of the Bank, selects and evaluates underwriters, prepares combined financial statements, administers REFCORP and the Financing Corporation (FICO), and manages the Bank’s relationship with the rating agencies with respect to the consolidated obligations.

      Consolidated Obligation Bonds. On behalf of the Bank, the OF issues consolidated bonds that the Bank uses to provide loans to members. The Bank also uses consolidated bonds to fund the MPF Program and its investment portfolio. Typically, the maturity of these bonds ranges from one year to ten years, but the maturity is not subject to any statutory or regulatory limit. Consolidated bonds can be issued and distributed through negotiated or competitively bid transactions with approved underwriters or selling group members. To reduce interest rate risk, the Bank swaps much of its term debt issuance to floating rates through the use of interest rate swaps.

      Consolidated bonds can be issued in several ways. The first way is through a daily auction for both bullet (non-callable and non-amortizing) and American-style callable bonds. Consolidated bonds can also be issued through a selling group, which typically has multiple lead investment banks on each issue. The third way consolidated bonds can be issued is through a negotiated transaction with one or more dealers. The process for issuing consolidated bonds under the three general methods above can vary depending on whether the bonds are non-callable or callable.

      For example, the Bank can request funding through the TAP auction program (quarterly debt issuances that reopen or “tap” into the same CUSIP number) for fixed-rate non-callable (bullet) bonds. This program uses specific maturities that may be reopened daily during a three-month period through competitive auctions. The goal of the TAP program is to aggregate frequent smaller issues into a larger bond issue that may have greater market liquidity.

      Consolidated Obligation Discount Notes. The OF also sells consolidated discount notes to provide short-term funds for loans to members for seasonal and cyclical fluctuations in savings flows and mortgage financing, short-term investments, and other funding needs. Discount notes are sold at a discount and mature at par. These securities have maturities of up to 360 days.

      There are three methods for issuing discount notes. First, the OF auctions 1, 2, 3, and 6-month discount notes twice per week and any FHLBank can request an amount to be issued. The market sets the price for these securities. The second method of issuance is via the OF’s window program through which any FHLBank can offer a specified amount of discount notes at a maximum rate and a specified term up to 360 days. These securities are offered daily through a 16-member consolidated discount note selling group of broker-dealers.

The third method is via reverse inquiry, wherein a dealer requests a specified amount of discount notes be issued for a specific date and price. The OF shows reverse inquiries to the FHLBanks, which may or may not choose to issue those particular discount notes.

Capital Resources

      Capital Plan. From its enactment in 1932, the Act provided for a subscription-based capital structure for the FHLBanks. The amount of capital stock that each FHLBank issued was determined by a statutory formula establishing how much FHLBank stock each member was required to purchase. With the enactment of the Gramm-Leach-Bliley Act (GLB Act), the statutory subscription-based member stock purchase formula was replaced with requirements for total capital, leverage capital, and risk-based capital for the FHLBanks. The FHLBanks were also required to develop new capital plans to replace the previous statutory structure.

      The Bank implemented its new capital plan on December 16, 2002 (capital plan). In general, the capital plan requires each member to own stock in an amount equal to the aggregate of a membership stock requirement and an activity-based stock requirement. The Bank may adjust these requirements from time to time within limits established in the capital plan.

      Bank capital stock may not be publicly traded, and it can be issued, exchanged, redeemed, and repurchased only at its stated par value of $100 per share. Under the capital plan, capital stock may be redeemed upon five years’ notice, subject to certain conditions. In addition, the Bank has the discretion to repurchase excess stock from members. Ranges have been built into the capital plan to allow the Bank to adjust the stock purchase requirement to meet its regulatory capital requirements, if necessary. Please refer to the detailed description of the capital plan attached as Exhibit 4.

      Dividends and Retained Earnings. The Bank may pay dividends from current net earnings or previously retained earnings, subject to certain limitations and conditions. The Bank’s Board of Directors may declare and pay dividends in either cash or capital stock. The Bank currently pays only a cash dividend. In the fourth quarter 2003, the Bank’s Board of Directors adopted a methodology for determining the Bank’s target level of retained earnings based on a number of criteria, including certain risk factors. The objective of this target is to provide reasonable protection against the possibility of a temporary impairment of value in the Bank’s capital stock and to promote greater stability of dividends. The Bank’s retained earnings plan currently calls for the Bank to achieve a balance of retained earnings of $200 million over time. As of December 31, 2005, the balance of retained earnings was $188.5 million. Since the fourth quarter 2003, in order to build retained earnings to reach this target, the Bank’s Board of Directors has declared dividends limited to 50 percent of management’s estimate of net income earned during the dividend period. The Board of Directors of the Bank will continue to review the targeted amount of retained earnings on a regular basis. For more information, please refer to the Risk Factor entitled “Proposed Finance Board capital regulation could adversely affect the Bank’s ability to pay dividends.”

Derivatives and Hedging Activities

      The Bank enters into interest rate swaps, swaptions, interest rate cap and floor agreements and TBA securities contracts (collectively known as derivatives) to manage its exposure to changes in interest rates. The Bank uses these derivatives to adjust the effective maturity, repricing frequency, or option characteristics of financial instruments to achieve its risk management objectives. The Bank uses derivative financial instruments in three ways: (1) by designating them as a fair value or cash flow hedge of an underlying financial instrument, a firm commitment or a forecasted transaction; (2) by acting as an intermediary between members and the capital markets; or (3) as an asset/liability management tool, such as a non-SFAS 133 economic hedge. See Note 16 to the audited financial statements for additional information.

      For example, the Bank uses derivatives in its overall interest rate risk management to adjust the interest rate sensitivity of assets and liabilities. The Bank also uses derivatives to manage embedded options in assets and liabilities; to hedge the market value of existing assets, liabilities and anticipated transactions; to hedge the duration risk of prepayable instruments; and to reduce funding costs. To reduce funding costs, the Bank may enter into derivatives concurrently with the issuance of consolidated obligations. This strategy of issuing bonds while simultaneously entering into derivatives enables the Bank to offer a wider range of attractively priced loans to its members. The continued attractiveness of such debt depends on price relationships in both the bond market and derivative markets. If conditions in these markets change, the Bank may alter the types or terms of the bonds issued. In acting as an intermediary between members and the capital markets, the Bank enables its smaller members to access the capital markets in a cost-efficient manner.

      The Finance Board effectively regulates the Bank’s use of derivatives through its Financial Management Policy, which establishes guidelines for derivatives. The Financial Management Policy prohibits trading in or the speculative use of these instruments and limits credit risk arising from these instruments. The Bank may use derivatives only to manage its interest rate risk positions and mortgage prepayment risk positions. All derivatives are recorded in the statement of condition at fair value.

      The following tables summarize the derivative instruments, along with the specific hedge transaction utilized to manage various interest rate and other risks. The Bank periodically engages in derivative transactions classified as cash flow hedges primarily through a forward starting interest rate swap that hedges an anticipated issuance of a consolidated obligation. The Bank had no outstanding cash flow hedges as of December 31, 2005.

Derivative Transactions Classified as Fair Value Hedges

			Notional Amount
		Purpose of	Outstanding at
Derivative Hedging Instrument	Hedged Item	Hedge Transaction	December 31, 2005

			(In millions)
Receive fixed, pay floating interest rate swap, with a call option	Callable fixed-rate consolidated obligation bonds	To protect against a decline in interest rates by converting the fixed-rate to a floating-rate	$21,735
Pay fixed, receive floating interest rate swap	Mid-term and long-term fixed-rate loans to members	To protect against an increase in interest rates by converting the member loan’s fixed-rate to a floating-rate	20,056
Receive fixed, pay floating interest rate swap	Noncallable fixed-rate consolidated obligation bonds	To protect against a decline in interest rates by converting the fixed-rate to a floating-rate	9,706
Pay fixed, receive floating interest rate swap, with a put option	Convertible Select loans and fixed-rate loans with put options	To protect against an increase in interest rates by converting the member loan’s fixed-rate to a floating-rate	9,281
Receive float with a cap, pay floating interest rate swap, with call options	Callable floating-rate consolidated obligation bond with a cap	To convert the capped rate to a floating-rate	1,620
Forward starting pay fixed, receive floating interest rate swap	Firm commitment to enter into a fixed-rate or convertible loan at a specified future date	To protect against a change in interest rates prior to the issuance of the fixed-rate loan to member	1,056
Receive fixed-rate convertible to floating-rate with a cap, pay floating interest rate swap, with call options	Callable fixed-rate consolidated obligation bond convertible to a floating-rate with a cap	To convert the fixed-rate or capped rate to a floating-rate	441
Index amortizing receive fixed, pay floating interest rate swap	Consolidated obligation bonds	To convert an amortizing prepayment linked debt instrument to a floating-rate	120

Derivative Transactions Classified as Economic Hedges

			Notional Amount
		Purpose of	Outstanding at
Derivative Hedging Instrument	Hedged Item	Hedge Transaction	December 31, 2005

			(In millions)
Receive fixed, pay floating (Federal funds rate) interest rate swap	Not applicable	To protect against changes in short- term interest rates	$1,950
Receive fixed, pay floating interest rate swap, with a call option	Not applicable	To protect against a decline in interest rates by converting the fixed-rate to a floating-rate	545
Option on receive fixed, pay floating interest rate swap (swaption)	Not applicable	To offset the acceleration of mortgage loan premium amortization experienced in declining interest rate environments	525
Pay fixed, receive floating interest rate swap, with a put option	Not applicable	To protect against an increase in interest rates by converting the member loan’s fixed-rate to a floating-rate	304
Receive fixed, pay floating interest rate swap	Not applicable	To protect against a decline in interest rates by converting the fixed-rate to a floating-rate	255
Pay floating, receive floating interest rate swap	Not applicable	To hedge the spread between two different interest rate indices	200
Interest rate swaps for intermediation	Not applicable	To facilitate member access to swap instruments	94
Receive floating with a cap, pay floating interest rate swap, with call options	Not applicable	To convert the capped rate to a floating-rate	40
Pay fixed, receive floating interest rate swap	Not applicable	To protect against an increase in interest rates by converting the asset’s fixed-rate to a floating-rate	40
Mortgage delivery commitments	Not applicable	Commitments to purchase a pool of mortgages	18
To be announced (TBAs) securities	Not applicable	To hedge the anticipated purchase of MPF Program loans	11

Competition

      Loans to Members. The Bank competes with other suppliers of wholesale funding, both secured and unsecured, including investment banking firms, commercial banks, and brokered deposits, largely on the basis of cost. Competition may be greater in regard to larger members, which have greater access to the capital markets. Competition within the FHLBank System is limited. There may be some members of the Bank that have affiliates that are members of other FHLBanks. The Bank does not monitor in detail for these types of affiliate relationships, and therefore, does not know the extent to which there may be competition with the other FHLBanks for loans to affiliates under a common holding company structure.

      Purchase of Mortgage Loans. Members have several alternative outlets for their mortgage loan production including Fannie Mae, Freddie Mac, mortgage banker correspondent programs and the national secondary loan market. The MPF Program competes with these alternatives on the basis of price and product attributes. Additionally, a member may elect to hold all or a portion of its mortgage loan production in portfolio, potentially funded by a loan from the Bank.

      Issuance of Consolidated Obligations. The Bank competes with Fannie Mae, Freddie Mac and other government-sponsored enterprises as well as corporate, sovereign and supranational entities for funds raised through the issuance of unsecured debt in the national and global debt markets. Increases in the supply of competing debt products may, in the absence of increases in demand, result in higher debt cost or lesser amounts of debt issued at the same cost than otherwise would be the case. The Bank’s status as a government-sponsored enterprise affords certain preferential treatment for its debt obligations under the current regulatory scheme for depository institutions operating in the United States as well as preferential tax treatment in a number of state and municipal jurisdictions. Any change in these regulatory conditions as they affect the holders of Bank debt obligations would likely alter the relative competitive position of such debt issuance resulting in potentially higher cost to the Bank.

      The sale of callable debt and the simultaneous execution of callable interest rate derivatives that mirror the debt have been an important source of funding for the Bank. There is considerable competition among high-credit-quality issuers in the markets for callable debt and for derivative agreements, which can raise the cost of issuing this form of debt.

Regulatory Oversight, Audits and Examinations

      Regulation. The Finance Board, an independent agency in the executive branch of the U.S. government, supervises and regulates the FHLBanks and the OF. The Finance Board establishes policies and regulations covering the operations of the FHLBanks. The Government Corporation Control Act provides that, before a government corporation issues and offers obligations to the public, the Secretary of the Treasury has the authority to prescribe the form, denomination, maturity, interest rate, and conditions of the obligations; the way and time issued; and the selling price. The U.S. Department of the Treasury receives the Finance Board’s annual report to Congress, monthly reports reflecting securities transactions of the FHLBanks, and other reports reflecting the operations of the FHLBanks.

      SEC Registration. On August 6, 2004, the Finance Board adopted a rule requiring each FHLBank to register a class of its equity securities with the Securities and Exchange Commission (SEC) under Section 12(g) of the 1934 Act no later than August 29, 2005. In August 2005, in the course of preparing for the registration of its equity securities, the Bank determined that it was necessary to restate its previously-issued financial statements for the three months ended March 31, 2005, and the years ended December 31, 2004, 2003, 2002, and 2001, in order to correct certain errors with respect to the application of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (SFAS 133). As a result of the need to restate its financial statements for these periods, the Bank was unable to complete its registration by August 29, 2005. On August 23, 2005, the Finance Board issued Advisory Bulletin 2005-AB-07 (AB 05-07), which provided guidance to those FHLBanks that failed to have their registration statements effective by August 29, 2005. AB 05-07 did not extend or otherwise change the regulatory deadline; instead, the Finance Board indicated that it expects each FHLBank to complete the registration as soon as possible. Furthermore, AB 05-07 imposed upon each FHLBank whose registration statement is not yet effective an obligation to obtain pre-approval from the Finance Board’s Office of Supervision before declaring any dividends. The Bank’s restatement is more fully described in Item 2 — Financial Information (see section entitled Restatement of Financial Statements) and Item 13 — Financial Statements and Supplementary Data (see Note 1 to the Bank’s audited financial statements).

      Examination. The Finance Board conducts annual onsite examinations of the operations of the Bank. In addition, the Comptroller General has authority under the Act to audit or examine the Finance Board and the Bank and to decide the extent to which they fairly and effectively fulfill the purposes of the Act. Furthermore, the Government Corporation Control Act provides that the Comptroller General may review any audit of the financial statements conducted by an independent registered public accounting firm. If the Comptroller General conducts such a review, then he or she must report the results and provide his or her recommendations to Congress, the Office of Management and Budget, and the FHLBank in question. The Comptroller General may also conduct his or her own audit of any financial statements of the Bank.

      Audit. The Bank has an internal audit department that conducts routine internal audits and reports directly to the Audit Committee of the Bank’s Board of Directors. In addition, an independent Registered Public Accounting Firm (RPAF) audits the annual financial statements of the Bank. The independent RPAF conducts these audits following the Standards of the Public Company Accounting Oversight Board of the United States of America and Government Auditing Standards issued by the Comptroller General. The Bank, the Finance Board, and Congress all receive the audit reports.

Personnel

      As of December 31, 2005, the Bank had 239 full-time employee positions and six part-time employee positions, for a total of 242 full-time equivalents, and an additional 37 contractors. The employees are not represented by a collective bargaining unit and the Bank considers its relationship with its employees to be good.

Taxation

      The Bank is exempt from all federal, state and local taxation except for real estate property taxes.

Resolution Funding Corporation (REFCORP) and Affordable Housing Program (AHP) Assessments

      The Bank is obligated to make payments to REFCORP in an amount of 20% of net earnings after operating expenses and AHP expenses. The Bank must make these payments to REFCORP until the total amount of payments actually made by all twelve FHLBanks is equivalent to a $300 million annual annuity whose final maturity date is April 15, 2030. The Finance Board will shorten or lengthen the period during which the FHLBanks must make payments to REFCORP depending on actual payments relative to the referenced annuity. In addition, the Finance Board, in consultation with the Secretary of the Treasury, selects the appropriate discounting factors used in this calculation. See Note 18 of the audited financial statements for additional information.

      In addition, the FHLBanks must set aside for the AHP annually on a combined basis, the greater of an aggregate of $100 million or 10% of current year’s income before charges for AHP, but after expenses for REFCORP and restoring any interest expense related to dividends on capital stock treated as a liability under Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Currently, combined assessments for REFCORP and AHP are the equivalent of approximately a 26.5% effective rate for the Bank. The combined REFCORP and AHP assessments for the Bank were $69.3 million, $42.9 million, and $24.8 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Item 1A:     Risk Factors

      There are many factors — several beyond the Bank’s control — that could cause results to differ significantly from expectations. The following discussion summarizes some of the more important factors. This discussion is not exhaustive and there may be other factors not described or factors, such as credit, market, operations, business, liquidity, interest rate and other risks, which are described elsewhere in this report (see Item 2 — Financial Information Risk Management section), that could cause results to differ from the Bank’s expectations. Any factor described in this report could by itself, or together with one or more other factors, adversely affect the Bank’s business operations, future results of operations, financial condition or cash flows, and, among other outcomes, could result in the Bank’s inability to pay dividends on its common stock.

Economic, Industry, Regulatory and Legislative Factors

An economic downturn, geopolitical conditions or a natural disaster, especially one affecting the Bank’s district, could adversely affect the Bank’s profitability or financial condition.

      The Bank’s business and earnings are affected by general business and economic conditions in the United States and the Bank’s district. These conditions include short-term and long-term interest rates, inflation, monetary supply, fluctuations in both debt and equity capital markets, and the strength of the U.S. economy and the local economies in which the Bank operates. If any of these conditions were to worsen, the business and earnings could be adversely affected. For example, a prolonged economic downturn could increase the number of members and mortgage loans which become delinquent or default.

      Geopolitical conditions can also affect earnings. Acts or threats of terrorism, actions taken by the U.S. or other governments in response to acts or threats of terrorism and/or military conflicts, could affect business and economic conditions in the U.S., including both debt and equity capital markets.

      Damage caused by natural disasters or acts of terrorism could adversely impact the Bank or its members, leading to impairment of assets and/or potential loss exposure. Real property that could be damaged in these events may serve as collateral for loans, or security for the mortgage loans the Bank purchases from its members and the mortgage-backed securities held as investments. If this real property is not sufficiently insured to cover the damages that may occur, the member may have insufficient collateral to secure its loans, or the mortgage loan sold to the Bank may be severely impaired in value.

Fluctuating interest rates or changing interest rate levels may adversely affect the amount of net interest income the Bank receives.

      Like many financial institutions, the Bank realizes income primarily from the spread between interest earned on loans and investments and interest paid on borrowings and other liabilities, as measured by the net interest spread. The Bank’s financial performance is affected by fiscal and monetary policies of the Federal government and its agencies and in particular by the policies of the Federal Reserve Board. The Federal Reserve Board’s policies, which are difficult to predict, directly and indirectly influence the yield on the Bank’s interest-earning assets and the cost of interest-bearing liabilities. Although the Bank uses various methods and procedures to monitor and manage exposures due to changes in interest rates, the Bank may experience instances when either interest-bearing liabilities will be more sensitive to changes in interest rates than its interest-earning assets, or vice versa.

      Fluctuations in interest rates affect profitability in several ways, including but not limited to the following:

•	Increases in interest rates may reduce overall demand for loans and mortgages, thereby reducing the origination of loans, new mortgage loans and volume of MPF loans acquired by the Bank, which could have a material adverse effect on business, financial condition and results of operations, and may increase the cost of funds; and

•	Decreases in interest rates typically cause mortgage prepayments to increase and may result in increased premium amortization expense and substandard performance in the Bank’s mortgage portfolio as the Bank experiences a return of principal that it must re-invest in a lower rate environment, adversely affecting net interest income over time.

Inability to access the capital markets could adversely affect the Bank’s liquidity.

      The Bank’s primary source of funds is the sale of consolidated obligations in the capital markets. The ability to obtain funds through the sale of consolidated obligations depends in part on prevailing conditions in the capital markets at that time, which are beyond the Bank’s control. Accordingly, the Bank cannot make any assurance that it will be able to obtain funding on terms acceptable to it, if at all. If the Bank cannot access funding when needed, its ability to support and continue its operations would be adversely affected, which would negatively affect its financial condition and results of operations.

      The U.S. Treasury has the authority to prescribe the form, denomination, maturity, interest rate and conditions of consolidated obligations issued by the FHLBanks. The U.S. Treasury is reportedly considering imposing either limits or changes in the manner in which the FHLBanks may access the capital markets. Certain of these changes could require the Bank to hold additional liquidity, which could adversely impact the type, amount and profitability of various loan products the Bank could make available to its members.

The Federal Reserve Bank Policy Statement on Payments System Risk may impact the Bank’s operations.

      In September 2004, the Federal Reserve Board announced that it had revised its Policy Statement on Payment System Risk relating to interest and principal payments on securities issued by government-sponsored enterprises (GSEs) and certain international organizations. Federal Reserve Banks are currently processing and posting these payments to depository institutions’ Federal Reserve accounts by 9:15 a.m. Eastern Time, which is the same posting time for U.S. Treasury securities’ interest and redemption payments, even if the issuer has not fully funded these payments. The revised Federal Reserve Policy requires that, beginning July 20, 2006, Federal Reserve Banks release these interest and principal payments as directed by the issuer only if the issuer’s Federal Reserve account contains sufficient funds to cover the payments. While the issuer will determine the timing of these payments during the day, each issuer will be required to fund its interest and principal payments by 4 p.m. Eastern Time in order for the payments to be processed that day. In addition, beginning July 20, 2006, the revised Federal Reserve Policy will align the treatment of the general corporate account activity of GSEs and certain international organizations with the treatment of activity of other account holders that do not have regular access to the discount window and thus are not eligible for intraday credit. Such treatment will include applying a penalty fee to daylight overdrafts resulting from these entities’ general corporate payment activity.

      The Bank, along with the other eleven FHLBanks, has evaluated the impact of this proposed change on its operations, including cash management and related business practices. To comply with this new requirement, the Bank may need to take actions which could reduce the ability of the Bank to provide liquidity to its members and could increase the cost of the Bank’s consolidated obligation issuance. It is not possible to predict what final changes will be made and what effect these changes might have on business and operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further information.

The Bank is subject to a complex body of regulations, including primarily Finance Board regulations, which may be amended in a manner that may affect the Bank’s business, operations and/or financial condition.

      The FHLBanks are governed by federal laws and regulations as adopted and applied by the Finance Board, an independent agency in the executive branch of the Federal government. The Finance Board supervises the Bank and establishes the regulations governing the Bank. New or modified regulations adopted by the Finance Board could have a negative effect on the Bank’s ability to conduct business, or on the cost of doing business.

      The Bank cannot predict whether new regulations will be promulgated or the effect of any new regulations on the Bank’s operations. Changes in the regulatory requirement could result in, among other things, an increase in the Banks’ cost of funding, a change in permissible business activities, or a decrease in the size, scope, or nature of the Banks’ lending, investment or mortgage purchase program activities, which could negatively affect its financial condition and results of operations.

      On June 23, 2004, the Finance Board approved a regulation that requires each of the FHLBanks to register a class of its capital stock with the SEC under Section 12(g) of the 1934 Act. Once registered, the Bank will be required to file quarterly, annual, and other current and periodic reports with the SEC. SEC registration poses some uncertainties and risk to the Bank. The Bank will incur additional legal, accounting and compliance costs associated with its registration with the SEC and continuing reporting and certification obligations under the Exchange Act.

Proposed Finance Board capital regulation could adversely affect the Bank’s ability to pay dividends.

      On March 8, 2006, the Finance Board published a proposed rule, “Excess Stock Restrictions and Retained Earnings Requirements for the Federal Home Loan Banks.” This proposal would limit the issuance or maintenance of excess stock by FHLBanks. Excess stock is defined as the amount of capital stock greater than the members’ minimum capital stock requirements. Moreover, the proposed rule would increase each FHLBank’s minimum retained earnings requirement to $50 million plus 1.0% of a FHLBank’s non-member loan assets. The retained earnings proposal states that FHLBanks that do not meet the minimum retained earnings requirement will be limited in their ability to declare dividends. It is unclear whether the proposal will be adopted in its current form. The Bank is studying the proposal to determine whether it may materially affect its members.

The Act may be amended in a manner that changes the Bank’s statutory requirements and affects its business, operations and/or financial condition.

      Since enactment in 1932, the Act has been amended many times in ways that have significantly affected the rights and obligations of the FHLBanks and the manner in which they fulfill their housing finance mission. Future legislative changes to the Act may significantly affect the Bank’s business, results of operations and financial condition.

      Legislation is currently being considered in Congress to reform the regulatory structure of the three U.S. housing GSEs: the FHLBanks, Fannie Mae and Freddie Mac. Similar legislation has been introduced and considered in each of the past several Congresses, though no legislation affecting the FHLBanks has been enacted since the Gramm-Leach-Bliley Act of 1999. In 2005, a number of hearings were held in both the Senate and House committees of jurisdiction regarding legislation to create a new independent agency to oversee the safety and soundness and mission compliance of the housing GSEs. The House version of the bill was adopted by the full House in 2005. The Senate version of the bill has passed the Banking Committee, but has not yet been considered by the full Senate.

      In their current versions, the bills in the Senate and the House of Representatives differ in several important respects, primarily in their treatment of the mortgage portfolios of Fannie Mae and Freddie Mac. However, the provisions affecting the FHLBanks in both versions are very similar: both bills would abolish the FHLBanks’ regulator, the Federal Housing Finance Board, replacing it with a new independent Federal agency with similar authority. Also, director terms would be lengthened to 4 years from 3 years and the statutory caps on director compensation would be eliminated. Both bills would also allow voluntary mergers among the FHLBanks, with the approval of the new regulator.

      One difference between the House and Senate versions is the treatment of boards of directors at the individual FHLBanks. The House version provides that at least two-fifths of the directors be independent (non-member) directors appointed by the new regulatory agency. By contrast, the Senate version requires at least one-third of the directors to be independent and allows a process for those directors to be elected by the financial institution members of the Bank at-large.

      During legislative consideration, other provisions affecting the business of the FHLBanks have been proposed, but have yet to be included in either of the bills. Given the nature of the legislative process, it is impossible to predict with certainty the provisions of any final bill, whether such bill will ultimately be signed by the President and enacted into law, or if enacted, what effect such changes would have on the Bank’s business, results of operations or financial condition.

The Bank is jointly and severally liable for the consolidated obligations of other FHLBanks.

      Each of the FHLBanks relies upon the issuance of consolidated obligations as a primary source of funds. Consolidated obligations are the joint and several obligations of all of the FHLBanks, backed only by the financial resources of the FHLBanks. Accordingly, the Bank is jointly and severally liable with the other FHLBanks for consolidated obligations issued, regardless of whether the Bank receives all or any portion of the proceeds from any particular issuance of consolidated obligations. As of December 31, 2005, out of a total of $937.5 billion in par value of consolidated obligations outstanding, the Bank was the primary obligor on $71.3 billion, or approximately 7.6% of the total.

      The Finance Board, in its discretion, may require any FHLBank to make principal or interest payments due on any consolidated obligation, whether or not the primary obligor FHLBank has defaulted on the payment of that obligation. Accordingly, the Bank could incur significant liability beyond its primary obligation under consolidated obligations due to the failure of other FHLBanks to meet their obligations, which could negatively affect the Bank’s financial condition and results of operations.

      The Bank records a liability for consolidated obligations on its statement of condition equal to the proceeds it receives from the issuance of those consolidated obligations. Due to the high credit quality of every other FHLBank, no liability has ever been recorded for the joint and several obligations related to the other FHLBanks’ share of the consolidated obligations. See Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations for further information.

      On July 1, 2004, the Finance Board announced an agreement with the FHLBank of Chicago for an independent review of risk management, internal audit, capital management, and accounting and financial recordkeeping practices as a result of a 2004 examination. The agreement called for the Chicago bank to submit a three-year business and capital plan, which has been submitted to and accepted by the Finance Board. The Chicago bank is also required to maintain a 5.1% regulatory capital ratio and limit the growth of acquired member assets. On April 18, 2006, the Finance Board and the Chicago bank entered into an amendment of the agreement that reduces the required minimum regulatory capital ratio to 4.50% and also allows the Chicago bank to issue subordinate debt in order to redeem capital stock of withdrawing members. Based on discussions with the Chicago bank, management of the Bank does not believe that this agreement will impact the Bank’s mortgage purchase program. As of December 31, 2005, the Chicago bank was the primary obligor on $79.9 billion in par value of consolidated obligations.

      On December 10, 2004, the Finance Board announced an agreement with the FHLB of Seattle that imposes certain requirements on the Seattle bank that are intended to strengthen its risk management, capital structure, governance and capital plan. The Seattle bank is required to maintain a 4.15% minimum regulatory capital-to-asset ratio and to limit the growth of its acquired member assets. It is uncertain how this agreement could impact the Bank. As of December 31, 2005, the Seattle bank was the primary obligor on $48.7 billion in par value of consolidated obligations.

      The requirements of the above agreements, or the impact of other accounting, operational or regulatory issues that may occur in the future, may affect the timeliness of the FHLB System combined financial statements. The current delays in publishing the combined financial statements due to various FHLBank financial restatements have not adversely affected the Bank’s cost of funds or access to the capital markets; however, further delays could have that effect.

      Until recently, all of the FHLBanks had possessed a triple-A credit rating from both Standard & Poor’s and Moody’s Investor Services, Inc. Fitch does not rate the FHLB System or the FHLBanks. However, Standard & Poor’s has downgraded the credit ratings of various FHLBanks over the past few years. The Bank does not believe that the recent actions by Standard & Poor’s or by the Finance Board impact the Bank’s joint and several liability under these consolidated obligations.

FHLB System Ratings

	Moody’s Investor Service	Last Update	Standard & Poor’s	Last Update

Consolidated obligation discount notes	P-1	2/9/06	A-1+	8/2/05

Consolidated obligation bonds	Aaa	7/1/05	AAA	8/2/05

Federal Home Loan Bank Ratings

	Moody’s Senior		S&P Senior
	Unsecured Long-Term		Unsecured Long-Term
FHLBank	Debt Rating/Outlook	Last Update	Debt Rating/Outlook	Last Update

Atlanta	Aaa/Stable	4/3/06	AAA/Stable	4/19/05

Boston	Aaa/Stable	7/7/05	AAA/Stable	5/23/05

Chicago	Aaa/Stable	7/6/05	AA+/Negative	1/30/06

Cincinnati	Aaa/Stable	4/3/06	AAA/Stable	10/31/05

Dallas	Aaa/Stable	7/12/05	AAA/Negative	12/30/05

Des Moines	Aaa/Stable	2/9/06	AAA/Negative	4/26/06

Indianapolis	Aaa/Stable	2/9/06	AAA/Negative	10/19/05

New York	Aaa/Stable	2/9/06	AA+/Stable	4/29/05

Pittsburgh	Aaa/Stable	2/9/06	AAA/Negative	8/31/05

San Francisco	Aaa/Stable	4/3/06	AAA/Stable	2/28/05

Seattle	Aaa/Stable	2/9/06	AA+/Negative	4/19/05

Topeka	Aaa/Stable	4/3/06	AAA/Stable	7/1/05

Multidistrict FHLBank membership could adversely affect the Bank.

      On October 3, 2001, the Finance Board solicited comments on the implications for the FHLB System if the Finance Board permitted eligible institutions to become members of more than one FHLBank. The request was prompted by the submission of several petitions asking the Finance Board to permit a single depository institution involved in an interstate merger transaction to become a member of more than one FHLBank concurrently. The current chair of the Finance Board testified at a Congressional hearing on July 12, 2004, that the Finance Board has no plans to act on the issue of multidistrict membership, where financial institutions could become members of multiple FHLBank districts without establishing a charter in multiple districts. A decision by the Finance Board to permit multidistrict membership could significantly affect the business and operations of the Bank and the FHLB System. If, as is currently the case, the Finance Board does not permit multidistrict membership, interstate mergers involving members from different FHLBank districts may result in an increase in the concentration of large members in some FHLBanks and a decrease in membership and loss of business in other FHLBanks.

Bank-Specific Factors

The loss of significant Bank members or borrowers may have a negative impact on the Bank’s loans and capital stock outstanding and could result in lower demand for its products and services, lower investment returns and higher borrowing costs for remaining members.

      As the financial services industry continues to consolidate, one or more significant Bank members or borrowers could withdraw their membership or decrease their business levels as a result of a consolidation with an institution that is not one of the Bank’s members, or for other reasons, which could lead to a significant decrease in the Bank’s total assets and capital. In some cases, the acquired banks are merged into banks chartered outside the Bank’s district. Under the Act and the Finance Board’s current rules, the Bank can generally do business only with member institutions that have charters in its district. If member institutions are acquired by institutions outside the Bank’s district and the acquiring institution decides not to maintain membership by dissolving charters, the Bank may be adversely affected, resulting in lower demand for products and services and redemption of capital stock. For example, as of March 31, 2006, the Bank had 43.2% of its loans outstanding to two members, Sovereign Bank and Citicorp Trust Bank and 33.8% of its capital stock was owned by the same two members. If either Sovereign Bank or Citicorp Trust Bank paid off their outstanding loans or if they withdrew from membership, the Bank could experience a material adverse effect on its outstanding capital stock and lower demand for its products and services.

      In the event the Bank would lose one or more large borrowers that represent a significant proportion of its business, the Bank could, depending on the magnitude of the impact, compensate for the loss by lowering dividend rates, raising loan rates, attempting to reduce operating expenses (which could cause a reduction in service levels) or by undertaking some combination of these actions. The magnitude of the impact would depend, in part, on the Bank’s size and profitability at the time the financial institution ceases to be a borrower.

Regulatory limitations on the Bank’s ability to pay dividends could result in lower investment returns for its members.

      Under Finance Board regulation, the Bank may pay dividends on its stock only out of previously retained earnings or current net income. However, if the Bank is not in compliance with its minimum capital requirements or if the payment of dividends would make it noncompliant, dividends may be suspended. Payment of dividends would also be suspended if the principal and interest due on any consolidated obligation has not been paid in full or if the Bank becomes unable to comply with regulatory liquidity requirements or satisfy its current obligations. Furthermore, until the Bank’s registration with the SEC becomes effective, dividends declared on or after August 23, 2005, must be approved in advance by the Finance Board’s Office of Supervision. The Finance Board’s Office of Supervision approved the Bank’s third quarter and fourth quarter 2005 and first quarter 2006 dividends, which were paid on October 19, 2005, January 17, 2006, and March 31, 2006, respectively. However, there can be no assurance that the Finance Board’s Office of Supervision will grant approval for future dividends or, if so, whether and to what extent it will impose any limitations on the amount of the dividends.

      In December 2003, the Bank adopted a policy to increase its retained earnings to improve its ability to absorb future losses, if any. The Bank’s retained earnings policy requires it to establish a target amount of retained earnings by considering factors such as market risk, operational risk, and credit risk, all of which may be influenced by events beyond the Bank’s control. The Bank’s retained earnings exceeded the current target in the first quarter of 2006. Events such as changes in the Bank’s market-risk profile and credit quality of assets may impact the Bank’s ability to maintain this target. For more information, please refer to the Risk Factor entitled “Proposed Finance Board capital regulation could adversely affect the Bank’s ability to pay dividends.”

The Bank’s accounting policies and methods are fundamental to how the Bank reports its financial condition and results of operations, and they may require management to make estimates about matters that are inherently uncertain.

      The Bank has identified several accounting policies as being critical to the presentation of its financial condition and results of operations because they require management to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be recorded under different conditions or using different assumptions. These critical accounting polices relate to the Bank’s accounting for losses and its accounting for derivatives under SFAS 133, among others. Because of the inherent uncertainty of the estimates associated with these critical accounting policies, the Bank cannot provide any assurance that the Bank will not make significant adjustments to the related amounts recorded at December 31, 2005. For more information, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies” and “Restatement of Financial Statements” sections.

The Bank’s profitability and the market value of its equity may be adversely affected if the Bank is not successful in managing its interest rate risk.

      Like most financial institutions, the Bank’s results of operations and the market value of its equity are significantly affected by its ability to manage interest rate risks. The Bank uses a number of measures to monitor and manage interest rate risk, including income simulations and duration/market value sensitivity analyses. Given the unpredictability of the financial markets, capturing all potential outcomes in these analyses is extremely difficult. Key assumptions include loan volumes and pricing, market conditions for the Bank’s consolidated obligations, prepayment speeds and cash flows on mortgage-related assets and others. These assumptions are inherently uncertain and, as a result, the measures cannot precisely estimate net interest income or the market value of equity nor can they precisely predict the impact of higher or lower interest rates on net interest income or the market value of equity. Actual results will differ from simulated results due to the timing, magnitude, and frequency of interest rate changes and changes in market conditions and management strategies, among other factors. The Bank’s ability to continue to maintain a positive spread between the interest earned on its earning assets and the interest paid on its interest-bearing liabilities may be affected by the unpredictability of changes in interest rates.

The Bank hedges its interest rate risk associated with its consolidated obligations, loans and mortgage loans. Any hedging strategy the Bank uses may not fully offset the related economic risk and may result in earnings volatility and losses.

      The Bank uses various cash and derivative financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect the Bank completely. When benchmark interest rates (i.e. LIBOR) change, the Bank expects the gain or loss on derivatives to be substantially offset by a related but inverse change in the value of the hedged item in hedging relationships in which the Bank applies hedge accounting under the requirements of SFAS 133. Certain other hedging strategies are designed to hedge the economic risks of the Bank, and may result in earnings volatility. Although the Finance Board’s regulations, its Financial Management Policy and the Bank’s risk management policies establish guidelines with respect to the use of derivative financial instruments, there is no assurance that the Bank’s use of derivatives will fully offset the economic risks related to changes in interest rates. In addition, hedging strategies involve transaction and other costs. Any hedging strategy or derivatives the Bank uses may not adequately offset the risk of interest rate volatility and the hedging transactions themselves may result in earnings volatility and losses.

The Bank relies upon derivative instruments to reduce its interest rate risk, and the Bank may not be able to enter into effective derivative instruments on acceptable terms.

      The Bank uses derivative instruments to attempt to reduce its interest rate risk and, to a lesser extent, its mortgage prepayment risk. Management determines the nature and quantity of hedging transactions based on various factors, including market conditions and the expected volume and terms of loans. As a result, the effective use of these instruments depends upon the ability of management to determine the appropriate hedging positions in light of the Bank’s assets, liabilities, and prevailing and anticipated market conditions. In addition, the effectiveness of hedging strategies depends upon the ability to enter into these instruments with acceptable parties, upon terms satisfactory to the Bank, and in the quantities necessary to hedge the corresponding obligations. If the Bank is unable to manage its hedging positions properly, or is unable to enter into hedging instruments upon acceptable terms, it may be unable to effectively manage its interest rate and other risks, which could negatively affect its financial condition and results of operations.

Changes in the Bank’s or other FHLBanks’ credit ratings may adversely affect the Bank’s ability to issue consolidated obligations and enter into derivative transactions on acceptable terms.

      In October 2003, Standard & Poor’s issued a report placing the Bank on “negative outlook” for possible future downgrade, while retaining the Bank’s triple-A rating. The outlook change and rating affirmation reflected the change in the Bank’s business profile, with increased activity in MPF and its impact on interest rate risk exposure. At the same time, Moody’s reaffirmed the Bank’s rating at triple-A. It is possible that either rating could be lowered at some point in the future, which might adversely affect the Bank’s costs of doing business, including the cost of issuing debt and entering into derivative transactions. The Bank’s changed business profile, with additional mortgage-based assets, exposes it to a higher level of interest rate risk, requiring prudent risk management. Standard & Poor’s reaffirmed the Bank’s credit ratings on August 31, 2005 and Moody’s reaffirmed the Bank’s rating on February 9, 2006.

      The Bank’s costs of doing business and ability to attract and retain members could also be adversely affected if the credit ratings of one or more other FHLBanks are lowered, or if other FHLBanks incur losses. Standard & Poor’s has assigned five other FHLBanks a negative outlook rating and lowered its long-term counterparty credit rating on three FHLBanks as of March 31, 2006, in each case to double-A+ from triple-A (see FHLBank ratings table).

      Although the credit ratings of the consolidated obligations of the FHLBanks have not been affected by these actions, similar ratings actions or negative guidance may adversely affect the Bank’s cost of funds and ability to issue consolidated obligations and enter into derivative transactions on acceptable terms, which could negatively affect financial condition and results of operations. The Bank’s costs of doing business and ability to attract and retain members could also be adversely affected if the credit ratings assigned to the consolidated obligations were lowered from triple-A.

The MPF Program has different risks than those related to the Bank’s traditional loan business, which could adversely impact the Bank’s results of operations.

      The residential mortgage origination business historically has been a cyclical industry, enjoying periods of strong growth and profitability followed by periods of shrinking volumes and industry-wide losses. The Mortgage Bankers Association of America has predicted that residential mortgage originations will drop 15.3% in 2006. During periods of rising interest rates, rate and term refinancing originations decrease, as higher interest rates provide reduced economic incentives for borrowers to refinance their existing mortgages. Because the Bank has not experienced a downturn in the real estate market since the MPF Program’s inception, the MPF Program’s historical performance may not be indicative of results in a rising interest rate environment, and the Bank’s results of operations may be materially and adversely affected if interest rates rise.

      In addition, the MPF Program, as compared to the Bank’s traditional member loan business, is more susceptible to loan losses, and also carries more interest rate risk and operational complexity. For a description of the MPF Program, the obligations of the Bank with respect to loan losses and the Participating Financial Institutions’ (PFIs) obligation to provide credit enhancement, see “Item 1 — Business — Mortgage Partnership Finance Program.”

If the prepayment rates for mortgage loans are higher or lower than expected, the Bank’s results of operations may be significantly impacted.

      The rate and timing of unscheduled payments and collections of principal on mortgage loans are difficult to predict accurately and can be affected by a variety of factors, including the level of prevailing interest rates, restrictions on voluntary prepayments contained in the mortgage loans, the availability of lender credit and other economic, demographic, geographic, tax and legal factors. The Bank manages prepayment risk through a combination of consolidated obligation issuance and, to a lesser extent, derivatives. If the level of actual prepayments is higher or lower than expected, the Bank may be required to make a payment under a related derivative agreement or may experience a mismatch with a related consolidated obligation issuance, resulting in a gain or loss to the Bank. Also, increased prepayment levels will cause premium amortization to increase, reducing net interest income.

If one or more of the PFIs that provide a substantial amount of the mortgage loan volume for the Bank were to discontinue or reduce its participation in the MPF Program, the Bank’s business, financial condition and results of operations may be adversely affected.

      During 2005, National City Bank of Pennsylvania accounted for 88% of mortgage loan volume for the Bank. At March 31, 2006, National City accounted for 89.9% of the par value of mortgage loans outstanding for the Bank. In 2006, National City is expected to consolidate its membership in another FHLBank district and cease to be a member of the Bank. As a result, National City is expected to substantially reduce its participation in the MPF Program and unless the Bank can obtain additional mortgage loan volume from other PFIs, the Bank’s business, financial condition and results of operations may be adversely affected by the reduced volume of loans available for the MPF Program.

The concentration of the Supplemental Mortgage Insurance (SMI) providers providing SMI coverage for MPF loans increases the Bank’s exposure to potential losses in the event of an SMI provider default.

      As of March 31, 2006, Mortgage Guaranty Insurance Company and GE Mortgage Insurance Corp. provided 45.4% and 18.1%, respectively, of SMI coverage for MPF loans. Although historically the Bank has not claimed any losses against an SMI insurer, if one or both of these SMI insurers were to default on their insurance obligations and loan losses for MPF loans were to increase, the Bank may experience increased losses.

Competition could negatively impact earnings, the supply of mortgage loans and access to funding.

      The Bank’s primary business is making loans to its members. The Bank competes with other suppliers of wholesale funding, both secured and unsecured, including investment banks, commercial banks, and, in some circumstances, other FHLBanks. Members have access to alternative funding sources, which may offer more favorable terms than the Bank does on its loans, including more flexible credit or collateral standards. In addition, many of the Bank’s competitors are not subject to the same body of regulation applicable to the Bank, which enables those competitors to offer products and terms that the Bank is not able to offer.

      The availability of alternative funding sources that are more attractive than those funding products offered by the Bank may significantly decrease the demand for loans. Any change made by the Bank in the pricing of its loans in an effort to compete effectively with these competitive funding sources may decrease loan profitability. A decrease in loan demand or a decrease in the Bank’s profitability on loans could negatively affect its financial condition and results of operations. Lower earnings may result in lower dividend yields to members.

      In connection with the MPF Program, the Bank is subject to competition regarding the purchase of conventional, conforming fixed-rate mortgage loans. In this regard, the Bank faces competition in the areas of customer service, purchase prices for the MPF loans and ancillary services such as automated underwriting. The Bank’s strongest competitors are large mortgage companies, other GSEs such as Fannie Mae and Freddie Mac, other FHLBanks participating in the MPF Program or other mortgage purchase programs and private investors. Some of these competitors have greater resources, larger volumes of business and longer operating histories. In addition, because the volume of conventional, conforming fixed-rate mortgages has been reduced due to the rise in interest rates, as well as increased popularity of competitive financing products such as hybrid adjustable-rate mortgages (which the Bank currently does not purchase), the demand for MPF Program products could diminish. These competitive factors may result in a material adverse effect on the Bank’s business, results of operations and financial condition.

The Bank’s business is dependent upon its computer operating systems. An inability to implement technological changes or an interruption in the Bank’s information systems may result in lost business.

      The Bank’s business is dependent upon its ability to interface effectively with other FHLBanks, PFIs, members and other third parties, and its products and services require a complex and sophisticated operating environment supported by operating systems, both purchased and custom-developed. Maintaining the effectiveness and efficiency of the technology used in the Bank’s operations is dependent on the continued timely implementation of technology solutions and systems necessary to effectively manage the Bank and mitigate risk, and may require significant capital expenditures. If the Bank were to become unable to maintain these technological capabilities, it may not be able to remain competitive and its business, financial condition and results of operations may be significantly compromised.

      The Bank relies heavily on communications and information systems furnished by third party service providers to conduct its business. Any failure, interruption or breach in security of these systems, or any disruption of service could result in failures or interruptions in the Bank’s ability to conduct and manage its business effectively, including, without limitation, its hedging and loan activities. While the Bank has implemented a Business Continuity Plan, there is no assurance that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by the Bank or the third parties on which the Bank relies. Any failure or interruption could significantly harm the Bank’s customer relations, risk management and profitability, which could negatively affect its financial condition, results of operations and cash flows.

The Bank is subject to credit risk due to default which could adversely affect its profitability or financial condition.

      The Bank faces credit risk on loans, investment securities, mortgage loans, derivative financial instruments and other financial instruments. The Bank protects against credit risk on loans through credit underwriting and collateralization of all loans. In addition, the Bank can call for additional or substitute collateral during the life of a loan to protect its security interest. The Act defines eligible collateral as certain investment securities, residential mortgage loans, deposits with the Bank, and other real estate related assets. All capital stock of the Bank owned by the borrower is also available as supplemental collateral. In addition, members that qualify as Community Financial Institutions — defined in the Act as FDIC-insured depository institutions with total average year-end assets for the prior three years of $587 million or less as of January 1, 2006 — may pledge secured small-business, small-farm, and small-agribusiness loans as collateral for loans. The Bank is also allowed to make loans to nonmember housing associates.

      The Bank offers various products under the MPF Program that are differentiated primarily by their credit risk structures. While the credit risk structure may vary, the Finance Board requires that all pools of MPF loans purchased by the Bank have the credit risk exposure equivalent of a double-A rated mortgage instrument. The Bank maintains an allowance for loan losses on its mortgage loans that management believes is adequate to absorb any probable losses incurred beyond the credit enhancements provided by its PFIs.

      While the Bank faces minimal credit risk on loans, it is subject to credit risk on some investment securities and on derivative financial instruments. The Bank follows conservative guidelines established by its Board of Directors on unsecured extensions of credit, whether on- or off-balance sheet, which limit the amounts and terms of unsecured credit exposure to highly rated counterparties, the U.S. Government and other FHLBanks. Unsecured credit exposure to any counterparty is limited by the credit quality and capital level of the counterparty and by the capital level of the Bank. For the three years ended December 31, 2005, the Bank experienced no losses on unsecured credit exposure. The insolvency or other inability of a significant counterparty to perform its obligations under such transactions or other agreement could have an adverse effect on the Bank’s financial condition and results of operations.

Circumstances beyond the Bank’s control could cause unexpected losses.

      Operating risk is the risk of unexpected losses attributable to human error, systems failures, fraud, unenforceability of contracts, or inadequate internal controls and procedures. Although management has systems and procedures in place to address each of these risks, some operational risks are beyond the Bank’s control, and the failure of other parties to adequately address their operational risks could adversely affect the Bank.

A decrease in the Bank’s earnings could reduce Affordable Housing Program subsidies to the Bank’s members.

      In order to fund its Affordable Housing Program (AHP), each FHLBank is required to contribute the greater of: (1) ten percent of its net income before AHP charges (excluding the interest expense on mandatorily redeemable capital stock), but after the assessment for REFCORP; and (2) its prorated share of the FHLB System’s minimum $100 million annual contribution. Obtaining access to the subsidies in the AHP is a significant benefit to members. If the Bank’s earnings were adversely affected for any reason, then the amount of subsidies would be reduced.

Increased Affordable Housing Program contributions by the Bank could decrease the dividends paid to its members.

      If the total annual net income of the twelve FHLBanks were to fall below $1.0 billion, each FHLBank would be required to contribute more than ten percent of its net income to its AHP to meet the minimum $100 million annual contribution. In this circumstance, increasing the Bank’s AHP contribution would reduce the Bank’s earnings and potentially reduce the dividend paid to members.

Lack of a public market and restrictions on transferring the Bank’s stock could result in an illiquid investment for the holder.

      Under the GLB Act, Finance Board regulations and the Bank’s capital plan, its stock may be redeemed upon the expiration of a five-year redemption period following a redemption request. Only stock in excess of a member’s minimum investment requirement, stock held by a member that has submitted a notice to withdraw from membership, or stock held by a member whose membership has been terminated may be redeemed at the end of the redemption period. Further, the Bank may elect to repurchase excess stock of a member at any time at the Bank’s sole discretion.

      However, there is no guarantee that a member will be able to redeem its investment even at the end of the redemption period. If the redemption or repurchase of the stock would cause the Bank to fail to meet its minimum capital requirements, then the redemption or repurchase is prohibited by the Bank’s capital plan. Likewise, under such regulations and the terms of the Bank’s capital plan, the Bank could not honor a member’s capital stock redemption notice if the redemption would cause the member to fail to maintain its minimum investment requirement. Moreover, since the Bank’s stock may be owned only by its members (or, under certain circumstances, former members and certain successor institutions), and the Bank’s capital plan requires its approval before a member may transfer any of its stock to another member, there can be no assurance that a member would be allowed to sell or transfer any excess stock to another member at any point in time.

      The Bank may also suspend the redemption of stock if it reasonably believes that the redemption would prevent it from maintaining adequate capital against a potential risk, or would otherwise prevent it from operating in a safe and sound manner. In addition, approval from the Finance Board for redemptions or repurchases is required if the Finance Board or the Bank’s Board of Directors were to determine that the Bank has incurred, or are likely to incur, losses that result in, or are likely to result in, charges against its capital.

      Under such circumstances, there can be no assurance that the Finance Board would grant such approval or, if it did, upon what terms it might do so. Redemption and repurchase of stock would also be prohibited if the principal and interest due on any consolidated obligations issued through the Office of Finance has not been paid in full or if the Bank becomes unable to comply with regulatory liquidity requirements or satisfy its current obligations.

      Accordingly, there is a variety of circumstances that would preclude the Bank from redeeming or repurchasing its stock that is held by a member. Since there is no public market for the Bank’s stock and transfers require the Bank’s approval, there can be no assurance that a member’s stock would not effectively become an illiquid investment.

Failure by a member to comply with the minimum capital requirement could result in substantial penalties to that member and could cause the Bank to fail to meet its capital requirements.

      Members must comply with the Bank’s minimum capital requirement at all times. The Board of Directors may increase the members’ minimum capital requirement within certain ranges specified in the Bank’s capital plan. The minimum capital requirement may also be increased pursuant to an amendment to the Bank’s capital plan, which would have to be adopted by the Bank’s Board of Directors and approved by the

Finance Board. The Bank would provide members with 30 days’ notice prior to the effective date of any increase in their minimum capital requirement. Under the capital plan, members are required to purchase an additional amount of the Bank’s stock as necessary to comply with any new requirements or, alternatively, they may reduce their outstanding loan activity (subject to any prepayment fees applicable to the reduction in activity) on or prior to the effective date of the increase. To facilitate the purchase of additional stock to satisfy an increase in the minimum capital requirement, the Bank’s capital plan authorizes the Bank to issue stock in the name of the member and to correspondingly debit the member’s demand deposit account maintained with the Bank.

      The GLB Act requires members to comply promptly with any increase in the minimum capital requirement to ensure that the Bank continues to satisfy its minimum capital requirements. However, the Finance Board, which has the authority to interpret the GLB Act, has stated that it does not believe this provision provides the FHLBanks with an unlimited call on the assets of their members. According to the Finance Board, it is not clear whether the Bank or the Finance Board would have the legal authority to compel a member to invest additional amounts in the Bank’s capital stock.

      Thus, while the GLB Act and the Bank’s capital plan contemplate that members would be required to purchase whatever amounts of stock are necessary to ensure that the Bank continues to satisfy its capital requirements, and while the Bank may seek to enforce this aspect of the capital plan which has been approved by the Finance Board, the Bank’s ability ultimately to compel a member, either through automatic deductions from a member’s demand deposit account or otherwise, to purchase an additional amount of the Bank’s stock is not free from doubt.

      Nevertheless, even if a member could not be compelled to make additional stock purchases, the failure by a member to comply with the stock purchase requirements of the Bank’s capital plan could subject it to substantial penalties, including the possible termination of its membership. In the event of termination for this reason, the Bank may call any outstanding loans to the member prior to their maturity and the member would be subject to any fees applicable to the prepayment. Furthermore, if members fail to comply with the minimum capital requirement, the Bank may not be able to satisfy its capital requirements, which could adversely affect its results of operations and financial condition.

Item 2:	Financial Information

Selected Financial Data

      The following tables should be read in conjunction with the financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included in this report. As discussed in the Explanatory Note to this report, certain financial statements of prior periods have been restated. The restatement is fully described in the section entitled Restatement of Financial Statements within Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Note 1 to the Bank’s audited financial statements.

      The results of operations data for the three years ended December 31, 2005, 2004, and 2003, and the statement of condition data as of December 31, 2005 and 2004, are derived from the audited financial statements included in this report. The results of operations data for the years ended December 31, 2002 and 2001, and the statement of condition data as of December 31, 2003, 2002 and 2001, are derived from the restated financial statements not included within this report.

Statement of Operations

	Year Ended December 31,

	2005	2004	2003	2002	2001

		(Restated)	(Restated)	(Restated)	(Restated)

	(In thousands)

Net interest income before provision for credit losses	$309,543	$299,770	$278,730	$213,651	$236,067

Provision (benefit) for credit losses	2,089	308	(6,575)	3,664	6,673

Other income, excluding net gain (loss) on derivatives and hedging activities	3,217	4,678	4,421	11,641	35,923

Net gain (loss) on derivatives and hedging activities	4,185	(106,327)	(158,005)	(223,454)	(92,706)

Other expense	53,726	45,798	38,225	34,880	41,623

Income before assessments	261,130	152,015	93,496	(36,706)	130,988

Assessments	69,325	42,948	24,805	(9,738)	30,516

Income before cumulative effect of change in accounting principle	191,805	109,067	68,691	(26,968)	100,472

Cumulative effect of change in accounting principle(1)	—	9,788	—	—	(15,964)

Net income	$191,805	$118,855	$68,691	$(26,968)	$84,508

Earnings per share(2)	$6.72	$4.53	$2.99	$(1.38)	$4.63

Dividends	$80,516	$44,310	$50,182	$69,305	$118,613

Weighted average dividend rate(3)	2.82%	1.69%	2.20%	3.56%	6.50%

Return on average capital	6.41%	4.46%	3.01%	(1.35)%	4.36%

Return on average assets	0.29%	0.20%	0.13%	(0.06)%	0.20%

Net interest margin(4)	0.47%	0.52%	0.55%	0.47%	0.58%

Total capital ratio (at period-end)(5)	4.47%	4.52%	4.39%	4.03%	4.62%

Total average capital to average assets	4.52%	4.58%	4.42%	4.37%	4.70%

Notes:

(1)	The Bank adopted SFAS 133 as of January 1, 2001, and recorded a net gain of $2.6 million on trading securities held at fair value and an $18.6 million net loss on derivatives and hedging activities. The Bank changed its method of amortizing and accreting deferred premiums and discounts on mortgage-backed securities (MBS) and MPF loans as of June 30, 2004, and September 30, 2004, respectively. These changes were applied retroactively as of January 1, 2004. These changes resulted in cumulative income effects of $263,000 for the MBS and $9.5 million for the MPF loans that are reflected in the statement of operations for the year ended December 31, 2004. Please see Note 3 of the audited financial statements for further information.

(2)	Earnings per share calculated based on net income, including the impact of the cumulative effect of change in accounting principle.

(3)	Weighted average dividend rates are dividends divided by the average of the daily balances of outstanding capital stock during the periods that are eligible for dividends.

(4)	Net interest margin is net interest income before provision (benefit) for credit losses as a percentage of average interest-earning assets.

(5)	Total capital ratio is capital stock plus retained earnings and accumulated other comprehensive income (loss) as a percentage of total assets at year-end.

Statement of Condition

	December 31,

	2005	2004	2003	2002	2001

		(Restated)	(Restated)	(Restated)	(Restated)

	(In thousands)

Loans to members	$47,492,959	$38,980,353	$34,662,219	$29,250,691	$29,311,173

Investments — Federal funds sold, interest-bearing deposits and investment securities(1)	16,945,821	12,929,857	9,994,951	10,206,226	11,064,302

Mortgage loans held for portfolio, net	7,651,914	8,644,995	8,015,647	4,852,816	1,834,619

Total assets	72,898,211	61,068,598	53,150,867	45,104,448	42,656,344

Deposits and other borrowings	1,079,822	1,036,808	1,366,374	2,414,436	1,718,012

Consolidated obligations, net(2)	67,723,337	56,235,449	47,878,708	39,055,190	37,995,074

AHP payable	36,707	20,910	12,914	17,097	39,220

REFCORP payable (receivable)	14,633	3,363	(7,605)	(17,535)	4,896

Capital stock — putable	3,078,583	2,695,802	2,341,627	1,839,742	1,889,422

Retained earnings	188,479	77,190	2,645	(15,864)	80,409

Total capital	3,259,546	2,761,324	2,334,485	1,818,249	1,971,701

Notes:

(1)	None of these securities were purchased under agreements to resell.

(2)	Aggregate FHLB System-wide consolidated obligations (at par) were $937.5 billion, $869.2 billion, $759.5 billion, $680.7 billion and $637.3 billion for each of the years ended December 31, 2005 through 2001, respectively.

      The Selected Financial Data for the interim reporting periods since the end of the most recent fiscal year are included in the “Selected Financial Data” section of Exhibit 99.2 and incorporated herein by reference.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

      Statements contained in or incorporated by reference into Management’s Discussion and Analysis of Financial Condition and Results of Operations, including statements describing the objectives, projections, estimates or future predictions of the Bank and the Office of Finance may be “forward-looking statements.” These statements may use forward-looking terminology, such as “anticipates,” “believes,” “could,” “estimates,” “may,” “should,” “will,” or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risks and uncertainties including, but not limited to, the following: economic and market conditions; demand for member loans resulting from changes in the Bank’s member deposit flows and credit demands; volatility of market prices, rates and indices that could affect the value of investments or collateral held by the Bank as security for the obligations of Bank members and counterparties to interest rate exchange agreements and similar agreements; political events, including legislative, regulatory, judicial or other developments, that affect the Bank, its members, its counterparties and/or investors in the consolidated obligations of the Bank; competitive forces, including without limitation other sources of funding available to the Bank’s members, other entities borrowing funds in the capital markets, and the ability to attract and retain skilled individuals as employees of the Bank; ability to develop and support technology and information systems, including the Internet, sufficient to manage the risks of the Bank’s business activities effectively; changes in investor demand for consolidated obligations and/or the terms of interest rate exchange agreements and similar agreements, including changes in the relative attractiveness of consolidated obligations as compared to other investment opportunities; timing and volume of market activity; ability to introduce new Bank products and services, and to successfully manage the risks associated with those products and services, including new types of collateral securing loans; risk of loss arising from litigation that might be filed against the Bank or other FHLBanks; inflation/deflation; and changes in credit ratings and related market pricing associated with the Bank’s investments. This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Bank’s financial statements and notes included herein.

Restatement of Financial Statements

      On August 6, 2004, the Finance Board issued a regulation requiring the Bank to register with the Securities and Exchange Commission (SEC) by June 30, 2005, to be effective by August 29, 2005. In accordance with this regulation, the Bank filed a registration statement on Form 10 on June 29, 2005. Subsequently, during the review process with the SEC, the Bank determined that corrections needed to be made due to the manner in which the Bank had applied SFAS 133, and the Bank withdrew the registration statement on August 25, 2005.

      As part of the filing of this registration statement on Form 10, the Bank is restating the annual financial statements for the years ended December 31, 2001, through 2004, and the quarterly financial statements for 2004, and the quarter-ended March 31, 2005. In light of this restatement, readers should no longer rely on the previously issued financial statements and other financial information for these periods.

      In conjunction with the restatement, discussed further in Note 1 to the audited financial statements, management has concluded that the misapplication of Generally Accepted Accounting Principles (GAAP) that led to the restatement constituted a material weakness in the Bank’s internal controls over financial reporting. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of the date of this filing and beginning with the Bank’s adoption of SFAS 133 on January 1, 2001, the Bank did not maintain effective controls over the accounting for derivatives. Specifically, the Bank did not maintain a sufficient complement of personnel possessing the requisite technical expertise related to the application of the provisions of SFAS 133 and related interpretations, and it did not maintain well-documented SFAS 133 accounting policies, procedures and related hedge documentation specific to the accounting for and financial reporting of derivative instruments. As a result, the Bank did not appropriately analyze and interpret the provisions of SFAS 133, which led to a misapplication of the short-cut and long-haul methods to certain hedging transactions. This control deficiency could result in a misstatement of the derivative-related accounts that would cause a material misstatement of the Bank’s annual or interim financial statements. This control deficiency resulted in the restatement of the Bank’s financial statements for the years ended December 31, 2004, 2003, 2002 and 2001, as well as the restatement of the Bank’s interim financial statements for 2004 and for the quarter ended March 31, 2005.

      Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues will be or have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. As the Bank is not currently subject to the requirements of the Sarbanes-Oxley Act related to the required assessment of, and disclosure concerning, internal controls over financial reporting, management has not completed an assessment of all of the Bank’s internal controls over financial reporting.

      The Bank has taken steps to remediate the material weakness as described above. The remedial actions taken so far include: (1) increasing the level of technical expertise among accounting, capital markets and risk management personnel in regard to the proper application of SFAS 133; and (2) creating and disseminating well-documented SFAS 133 accounting policies. Management continues to monitor the status of this material weakness and anticipates that full remediation will be complete no later than December 31, 2006.

      The significant adjustments in the restatement relating to SFAS 133 can be grouped in two categories:

•	“SFAS 133 Long Haul Method” — The incorrect use of the short-cut method for evaluating hedge effectiveness, when the long-haul method should have been used. By using the short-cut method of assessing hedge effectiveness, the Bank did not test for hedge effectiveness or recognize hedge ineffectiveness.

•	“Loss of Hedge Accounting” — The incorrect application of hedge accounting to hedging relationships that did not meet the requirements for hedge accounting for various reasons, including lack of sufficient documentation.

      Other Adjustments. In addition to the errors discussed above, the Bank identified several other areas in which its accounting practices did not conform with GAAP. In connection with the restatement of its financial statements, the Bank has adjusted its prior period financial statements to reflect the correct accounting for these transactions in those periods. The impacts of these corrections are included in three categories in the reconciliation tables that follow:

•	“Interest Method” — Application of the interest method relating to effective yield amortization to maturity date of certain discounts, premiums and other carrying value adjustments. Previously this amortization was calculated using either a straight line or other method of calculation.

•	“BOB” — Recognition of Banking On Business (BOB) loan receivables and related allowance for credit losses. Historically, due to the nature of this program, these disbursements had been expensed rather than treated as loans.

•	“Other” — Other miscellaneous adjustments.

      Impact of the Restatement on the Bank’s AHP and REFCORP Assessments. On January 25, 2006, the Finance Board issued Advisory Bulletin No. 06-01 (AB 06-01) which provides guidance to those FHLBanks that are required to restate their financial statements in connection with the registration of their equity securities with the SEC. Pursuant to the guidance in AB 06-01, the Bank has recalculated its AHP and REFCORP assessments for the three months ended March 31, 2005, each of the four quarters of 2004 and the years ended December 31, 2004, 2003, 2002 and 2001 based upon its restated income (loss) before assessments for each of those periods. The recalculated amounts have been recorded in the Bank’s restated statement of operations. Overpayments of AHP and REFCORP assessments as a result of this restatement were used as credits against amounts owed in future periods. As of December 31, 2005, the Bank’s excess AHP and REFCORP contributions have been fully used. See “Other Expenses — AHP and REFCORP Payments” for further information regarding the assessment calculation methodology.

Summary of Restatement Effects

      Change from Short-Cut to Long-Haul Method of Assessing Hedge Effectiveness under SFAS 133. When certain criteria are met, SFAS 133 permits an entity to assume that the change in value of a derivative and the change in value of a hedged item are equal. This is referred to as the short-cut method. When these criteria are not met, an entity must calculate and record independently a change in value of the derivative and a change in value of the hedged item. Typically, under this method which is referred to as the long-haul method, these amounts are not equal and offsetting and the difference is referred to as ineffectiveness.

      In 2004, the Bank changed the manner in which it assesses effectiveness for certain highly effective structured consolidated obligation hedging relationships. Under the prior approach, the Bank improperly assumed no ineffectiveness for these hedging transactions. The interest rate swaps used in these relationships were structured with one settlement amount under the receive side of the swap that differed from all other receive-side settlements by an amount equal to the concession cost associated with the hedged consolidated obligation. Since the formula for computing net settlements under the interest rate swap is not the same for each net settlement, the Bank determined that it should change its approach to assess effectiveness and measure and record hedge ineffectiveness for such transactions during each reporting period. As previously reported, the Bank recorded the cumulative ineffectiveness of such transactions as of January 1, 2004 which increased 2004’s previously reported pre-assessment income by $727 thousand. As part of the Bank’s restatement, the previous cumulative correction was reversed and the Bank has reflected the ineffectiveness associated with these hedges in the appropriate periods.

      As part of the restatement, the Bank has also changed the manner in which it assesses effectiveness for certain highly effective hedges of convertible loans to members. Under the prior approach, the Bank improperly assumed no ineffectiveness for these fair value hedging relationships involving interest rate swaps. Since the convertible loans to members and the designated interest rate swaps had identical terms with the exception that the convertible loans had conversion options that were not mirrored in the interest rate swaps, the Bank determined that it should change its approach to assess effectiveness and measure and record hedge ineffectiveness for such transactions during each reporting period.

      As part of the restatement, the Bank has also changed the manner in which it assesses effectiveness for certain highly effective hedges of zero coupon consolidated obligation bonds. Under the prior approach, the Bank incorrectly assumed no ineffectiveness for these fair value hedging relationships involving interest rate swaps. In these hedging relationships, since the principal amount of the swap did not match the obligation, the Bank determined that it should change its approach to assess effectiveness and measure and record hedge ineffectiveness for such transactions during each reporting period.

      The prior period financial statements have been restated to reflect the application of the long-haul method of assessing hedge effectiveness in these instances. The combined effect of these corrections on the restated statements of operations was to decrease net income by $2.9 million and $1.3 million for the years ended December 31, 2004 and 2003, respectively. For the quarter ended March 31, 2005, these corrections increased net income by $1.1 million.

      Loss of Hedge Accounting on Transactions Where the Bank Previously Applied SFAS 133 Incorrectly. The Bank has identified several instances in which the application of hedge accounting was incorrect. Specifically, index amortizing swaps were used to hedge pools of residential loans for a partial term of the total contractual mortgage life. The Bank has concluded that the partial term nature of the hedge strategy precluded the use of hedge accounting. Additionally, the Bank incorrectly used an abbreviated method of assessing hedge effectiveness for several transactions and identified several others that were insufficiently documented. The Bank concluded that due to the lack of sufficient formally maintained documentation, a reversal of hedge accounting as it relates to these items in the restatement process was appropriate. The Bank additionally identified and reversed hedge accounting for a hedging instrument with terms and conditions that did not completely match the hedged transaction. The effect of these corrections on the restated statements of operations was to increase net income $20.8 million and $36.6 million for the years ended December 31, 2004 and 2003, respectively. For the quarter ended March 31, 2005, these corrections increased net income by $37.6 million.

      Interest Method Amortization. The Bank identified certain carrying value adjustments (i.e., premiums, discounts, and hedging related basis adjustments) and fees (i.e., concession fees related to debt issuance and prepayment fees related to loan modifications) related to loans to members, mortgage loans, state and local agency obligations and consolidated obligations that had been amortized on a basis other than the interest method (e.g. straight line). The prior period financial statements have been restated to reflect an interest method amortization of these instruments to maturity. The effect of these corrections on the restated statements of operations was to increase net income $1.7 million and $0.4 million for the years ended December 31, 2004 and 2003, respectively. For the quarter ended March 31, 2005, these corrections increased net income by $0.1 million.

      As discussed further in Note 3, the Bank had previously reported an $8.4 million cumulative effect of a change in accounting principle in 2004 associated with changing from the estimated life method of amortization to the contractual method of amortization for mortgage backed securities and mortgage loans. The Bank subsequently identified an error in the calculation of the cumulative adjustment. As part of the Bank’s restatement, the 2004 cumulative effect adjustment has been restated to reflect correct application of the contractual method. The restated 2004 cumulative effect of this change is $9.8 million.

      Banking On Business. The Bank had previously accounted for Banking On Business loans (BOB) under the provisions of Statement of Financial Accounting Standards No. 116, Accounting for Contributions Received and Contributions Made (SFAS 116), under the premise that the intent of the program was to be a grant program to member banks, and additionally it was management’s interpretation that the program did not meet the legal definition of a loan. The accounting for this program was reevaluated in connection with the registration efforts, a review of Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of Loans (SFAS 114), and the Bank’s historical repayment experience on prior funded BOB commitments. Following this evaluation, management decided to restate to apply loan accounting to this program, including the establishment of an allowance for credit losses.

      BOB loans are presented net of the allowance for credit losses on the statement of condition and were $9.3 million and $9.5 million as of March 31, 2005 and December 31, 2004, respectively. The effect of these corrections on the restated statements of operations was to increase (decrease) net income $(2.8) million and $6.0 million for the years ended December 31, 2004 and 2003, respectively. For the quarter ended March 31, 2005, these corrections increased net income by $0.5 million.

      Other Miscellaneous Adjustments. The Bank has restated prior financial statements for other miscellaneous items, including corrections related to the valuation of certain hedged consolidated obligation bonds, the reclassifications of certain items within the statements of operations and statements of condition, as well as other miscellaneous items. The combined effect of the other miscellaneous adjustments on the restated statements of operations was to increase (decrease) income $1.4 million and $(0.7) million for the years ended December 31, 2004 and 2003, respectively. For the quarter ended March 31, 2005, these corrections decreased net income by $(0.7) million.

      As reflected in the table below, the cumulative effect of the other miscellaneous items approximates $(4.8) million as of January 1, 2003. The majority of this impact relates to the cumulative effect of the corrections made to the valuations of certain consolidated obligation bonds for which the Bank had hedged the changes in fair value attributable to changes in the benchmark interest rate. The Bank accounts for certain fair value hedging relationships involving consolidated obligations using the long-haul method. For each of these relationships, the Bank is hedging fair value risk attributable to changes in the London Interbank Offered Rate (LIBOR), the designated benchmark interest rate. The benchmark fair values of the Bank’s consolidated obligation bonds are derived by discounting each item’s remaining contractual cash flows at a fixed spread to the LIBOR curve on an instrument-by instrument basis. For each hedged item, the spread to the LIBOR curve is equal to the market spread at the time of issuance. By calculating benchmark fair values using the market spread at inception and holding that spread to LIBOR constant throughout the life of the hedging relationship, the Bank is able to isolate changes in the fair value attributable to changes in LIBOR. Based on a review of past practices, the Bank determined that the methodology was flawed with respect to the valuation of certain transactions and corrected the methodology in this restatement.

      As to the remaining items included in the Other Miscellaneous Adjustments, the Bank does not believe these other adjustments are material, either individually or in the aggregate, to the Bank’s financial position or results of operations for any of the periods presented.

      Most of the errors described above also affected 2001 and 2002; as a result, in the Bank’s restatement, beginning retained earnings as of January 1, 2003, has been adjusted as summarized below.

Reconciliation of Retained Earnings as of January 1, 2003

(In thousands)

Retained earnings as of January 1, 2003, as previously reported	$65,563

Adjustments to retained earnings as of January 1, 2003:

SFAS 133 — Change from Short-Cut Method to Long-Haul Method	2,349

Reversal of SFAS 133 Hedge Accounting	(80,955)

Application of interest method amortization	1,236

Recognition of Banking On Business receivable and related allowance for credit losses	782

Other miscellaneous adjustments	(4,839)

Retained earnings (deficit) as of January 1, 2003, as restated	$(15,864)

      The effects of the restatement on the Bank’s previously issued statement of operations are summarized in the following tables.

Reconciliation of Statement of Operations

For the Three Months Ended March 31, 2005

		Adjustments

	As	SFAS 133	Loss of
	Previously	Long-Haul	Hedge	Interest			As
	Reported	Method(1)	Acct.(2)	Method(3)	BOB(4)	Other(5)	Restated

	(In millions, except per share amounts)

Interest income:

Loans to members	$247.4	$—	$—	$—	$—	$3.7	$251.1

Prepayment fees on loans to members	0.6	—	—	0.2	—	—	0.8

Held-to-maturity securities	85.6	—	—	(0.1)	—	—	85.5

Mortgage loans held for portfolio	84.8	—	22.1	(0.3)	—	(0.9)	105.7

Other	20.4	—	—	—	—	—	20.4

Total interest income	438.8	—	22.1	(0.2)	—	2.8	463.5

Interest expense:

Consolidated obligations	379.5	—	—	(0.3)	—	(0.2)	379.0

Other	7.2						7.2

Total interest expense	386.7	—	—	(0.3)	—	(0.2)	386.2

Net interest income	52.1	—	22.1	0.1	—	3.0	77.3

Provision (benefit) for credit losses	0.4	—	—	—	0.2	—	0.6

Net interest income after provision for credit losses	51.7	—	22.1	0.1	(0.2)	3.0	76.7

Other income (loss)

Net gain (loss) on derivatives and hedging activities	8.0	1.4	29.1	—	—	(3.6)	34.9

Other, net	0.1						0.1

Total other income (loss)	8.1	1.4	29.1	—	—	(3.6)	35.0

Other expense

Salaries and benefits	6.9	—	—	—	—	0.3	7.2

Other	6.2	—	—	—	(0.9)	—	5.3

Total other expense	13.1	—	—	—	(0.9)	0.3	12.5

Income before assessments	46.7	1.4	51.2	0.1	0.7	(0.9)	99.2

Affordable Housing Program	3.8	0.1	4.2	—	0.1	(0.1)	8.1

REFCORP	8.6	0.2	9.4	—	0.1	(0.1)	18.2

Total assessments	12.4	0.3	13.6	—	0.2	(0.2)	26.3

Net income	$34.3	$1.1	$37.6	$0.1	$0.5	$(0.7)	$72.9

Earnings per share	$1.38	$0.04	$1.51	$0.01	$0.02	$(0.02)	$2.94

Notes:

(1)	SFAS 133 long-haul method refers to the transition from short-cut method to long-haul method

(2)	Loss of hedge accounting on transactions where the Bank previously applied SFAS 133 incorrectly

(3)	Application of effective yield amortization

(4)	Recognition of Banking On Business receivable and related allowance for credit losses

(5)	Other miscellaneous adjustments

Reconciliation of Statement of Operations

For the Year Ended December 31, 2004

		Adjustments

	As	SFAS 133	Loss of
	Previously	Long-Haul	Hedge	Interest			As
	Reported	Method(1)	Acct.(2)	Method(3)	BOB(4)	Other(5)	Restated

	(In millions, except per share amounts)

Interest income:

Loans to members	$598.5	$—	$—	$—	$—	$14.1	$612.6

Prepayment fees on loans to members	0.3	—	—	0.8	—	—	1.1

Held-to-maturity securities	302.5	—	—	(0.2)	—	—	302.3

Mortgage loans held for portfolio	249.9	—	159.0	(1.6)	—	(1.5)	405.8

Other	61.5	—	—	—	—	—	61.5

Total interest income	1,212.7	—	159.0	(1.0)	—	12.6	1,383.3

Interest expense:

Consolidated obligations	1,059.9	—	—	(1.4)	—	6.9	1,065.4

Other	18.2	—	—	—	—	(0.1)	18.1

Total interest expense	1,078.1	—	—	(1.4)	—	6.8	1083.5

Net interest income	134.6	—	159.0	0.4	—	5.8	299.8

Provision (benefit) for credit losses	0.2	—	—	—	0.1	—	0.3

Net interest income after provision for credit losses	134.4	—	159.0	0.4	(0.1)	5.8	299.5

Other income (loss)

Net gain (loss) on derivatives and hedging activities	31.2	(4.0)	(130.2)	—	—	(3.3)	(106.3)

Other, net	4.4	—	—	—	—	0.3	4.7

Total other income (loss)	35.6	(4.0)	(130.2)	—	—	(3.0)	(101.6)

Other expense

Salaries and benefits	24.1	—	—	—	—	0.8	24.9

Other	17.1	—	—	—	3.7	0.2	21.0

Total other expense	41.2	—	—	—	3.7	1.0	45.9

Income before assessments	128.8	(4.0)	28.8	0.4	(3.8)	1.8	152.0

Affordable Housing Program	11.2	(0.3)	2.5	—	(0.3)	0.1	13.2

REFCORP	25.3	(0.8)	5.5	0.1	(0.7)	0.3	29.7

Total assessments	36.5	(1.1)	8.0	0.1	(1.0)	0.4	42.9

Income before cumulative effect of change in accounting principle	92.3	(2.9)	20.8	0.3	(2.8)	1.4	109.1

Cumulative effect of change in accounting principle	8.4	—	—	1.4	—	—	9.8

Net income	$100.7	$(2.9)	$20.8	$1.7	$(2.8)	$1.4	$118.9

Earnings per share before cumulative effect of change in acct. principle	$3.51	$(0.11)	$0.80	$0.01	$(0.10)	$0.05	$4.16

Cumulative effect of change in accounting principle	0.32	—	—	0.05	—	—	0.37

Earnings per share	$3.83	$(0.11)	$0.80	$0.06	$(0.10)	$0.05	$4.53

Notes:

(1)	SFAS 133 long-haul method refers to the transition from short-cut method to long-haul method

(2)	Loss of hedge accounting on transactions where the Bank previously applied SFAS 133 incorrectly

(3)	Application of effective yield amortization

(4)	Recognition of Banking On Business receivable and related allowance for credit losses

(5)	Other miscellaneous adjustments

Reconciliation of Statement of Operations

For the Year Ended December 31, 2003

		Adjustments

	As	SFAS 133	Loss of
	Previously	Long-Haul	Hedge	Interest			As
	Reported	Method(1)	Acct.(2)	Method(3)	BOB(4)	Other(5)	Restated

	(In millions, except per share amounts)

Interest income:

Loans to members	$455.6	$—	$—	$—	$—	$8.5	$464.1

Prepayment fees on loans to members	6.9	—	—	(1.7)	—	—	5.2

Held-to-maturity securities	292.9	—	—	(0.1)	—	—	292.8

Mortgage loans held for portfolio	186.6	—	184.9	0.2	—	—	371.7

Other	60.7	—	—	—	—	—	60.7

Total interest income	1,002.7	—	184.9	(1.6)	—	8.5	1,194.5

Interest expense:

Consolidated obligations	863.4	—	—	(1.8)	—	27.0	888.6

Other	27.3	—	—	—	—	(0.1)	27.2

Total interest expense	890.7	—	—	(1.8)	—	26.9	915.8

Net interest income	112.0	—	184.9	0.2	—	(18.4)	278.7

Provision (benefit) for credit losses	(0.1)	—	—	—	(6.4)	—	(6.5)

Net interest income after provision for credit losses	112.1	—	184.9	0.2	6.4	(18.4)	285.2

Other income (loss)

Net gain (loss) on derivatives and hedging activities	(39.8)	(1.7)	(135.2)	0.4	—	18.3	(158.0)

Other, net	3.4	—	—	—	—	1.0	4.4

Total other income (loss)	(36.4)	(1.7)	(135.2)	0.4	—	19.3	(153.6)

Other expense

Salaries and benefits	18.5	—	—	—	—	1.5	20.0

Other	19.5	—	—	—	(1.7)	0.3	18.1

Total other expense	38.0	—	—	—	(1.7)	1.8	38.1

Income before assessments	37.7	(1.7)	49.7	0.6	8.1	(0.9)	93.5

Affordable Housing Program	3.1	(0.1)	4.0	0.1	0.7	(0.1)	7.7

REFCORP	6.9	(0.3)	9.1	0.1	1.4	(0.1)	17.1

Total assessments	10.0	(0.4)	13.1	0.2	2.1	(0.2)	24.8

Net income	$27.7	$(1.3)	$36.6	$0.4	$6.0	$(0.7)	$68.7

Earnings per share	$1.21	$(0.05)	$1.58	$0.02	$0.26	$(0.03)	$2.99

Notes:

(1)	SFAS 133 long-haul method refers to the transition from short-cut method to long-haul method

(2)	Loss of hedge accounting on transactions where the Bank previously applied SFAS 133 incorrectly

(3)	Application of effective yield amortization

(4)	Recognition of Banking On Business receivable and related allowance for credit losses

(5)	Other miscellaneous adjustments

      The effects of the restatement on the Bank’s previously issued statement of condition are summarized in the following tables.

Reconciliation of Statement of Condition

March 31, 2005

		Adjustments

			Loss
	As	SFAS 133	of
	Previously	Long-Haul	Hedge	Interest			As
	Reported	Method(1)	Acct.(2)	Method(3)	BOB(4)	Other(5)	Restated

	(In millions, except par value)

Assets

Loans to members	$37,766.9	$(1.0)	$(4.7)	$0.2	$—	$—	$37,761.4

Available-for-sale securities	557.9	—	—	—	—	4.4	562.3

Held-to-maturity securities	8,738.0	—	—	(1.1)	—	—	8,736.9

Mortgage loans held for portfolio	8,780.6	—	31.5	(0.4)	—	—	8,811.7

Other	3,992.3	—	—	6.9	6.6	(325.1)	3,680.7

Total assets	$59,835.7	(1.0)	26.8	5.6	6.6	(320.7)	$59,553.0

Liabilities

Consolidated obligations, net	$55,343.4	—	5.7	—	—	(322.5)	$55,026.6

Affordable Housing Program	27.0	(0.1)	1.5	0.4	0.5	(0.5)	28.8

Payable to REFCORP	9.8	(0.2)	3.3	0.8	1.1	(1.0)	13.8

Derivative liabilities	344.1	—	—	—	—	5.8	349.9

Other	1,522.2	—	—	—	0.5	1.8	1,524.5

Total liabilities	57,246.5	(0.3)	10.5	1.2	2.1	(316.4)	56,943.6

Capital

Capital stock — putable ($100 par value)	2,487.3	—	—	—	—	—	2,487.3

Retained earnings	116.4	(0.7)	13.3	3.5	4.5	(4.3)	132.7

Accumulated other comprehensive income (loss)	(14.5)	—	3.0	0.9	—	—	(10.6)

Total capital	2,589.2	(0.7)	16.3	4.4	4.5	(4.3)	2,609.4

Total liabilities and capital	$59,835.7	$(1.0)	$26.8	$5.6	$6.6	$(320.7)	$59,553.0

Notes:

(1)	SFAS 133 long-haul method refers to the transition from short-cut method to long-haul method

(2)	Loss of hedge accounting on transactions where the Bank previously applied SFAS 133 incorrectly

(3)	Application of effective yield amortization

(4)	Recognition of Banking On Business receivable and related allowance for credit losses

(5)	Other miscellaneous adjustments

Reconciliation of Statement of Condition

December 31, 2004

		Adjustments

			Loss
	As	SFAS 133	of
	Previously	Long-Haul	Hedge	Interest			As
	Reported	Method(1)	Acct.(2)	Method(3)	BOB(4)	Other(5)	Restated

	(In millions, except per value)

Assets

Loans to members	$38,989.1	$(2.4)	$(6.4)	$—	$—	$—	$38,980.3

Available-for-sale securities	626.6	—	—	—	—	4.5	631.1

Held-to-maturity securities	8,386.4	—	—	(1.0)	—	—	8,385.4

Mortgage loans held for portfolio	8,664.6	—	(19.4)	(0.2)	—	—	8,645.0

Other	4,732.2	—	—	6.7	6.8	(318.9)	4,426.8

Total assets	$61,398.9	(2.4)	(25.8)	5.5	6.8	(314.4)	$61,068.6

Liabilities

Consolidated obligations, net	$56,544.1	—	2.4	—	—	(311.1)	$56,235.4

Affordable Housing Program	23.4	(0.2)	(2.6)	0.3	0.4	(0.4)	20.9

Payable to REFCORP	8.9	(0.4)	(5.9)	0.9	1.0	(1.1)	3.4

Derivative liabilities	640.2	—	—	—	—	1.1	641.3

Other	1,403.7	—	—	—	1.4	1.2	1,406.3

Total liabilities	58,620.3	(0.6)	(6.1)	1.2	2.8	(310.3)	$58,307.3

Capital

Capital stock — putable ($100 par value)	2,695.8	—	—	—	—	—	2,695.8

Retained earnings	99.5	(1.8)	(23.7)	3.4	4.0	(4.2)	77.2

Accumulated other comprehensive income (loss)	(16.7)	—	4.0	0.9	—	0.1	(11.7)

Total capital	2,778.6	(1.8)	(19.7)	4.3	4.0	(4.1)	2,761.3

Total liabilities and capital	$61,398.9	$(2.4)	$(25.8)	$5.5	$6.8	$(314.4)	$61,068.6

Notes:

(1)	SFAS 133 long-haul method refers to the transition from short-cut method to long-haul method

(2)	Loss of hedge accounting on transactions where the Bank previously applied SFAS 133 incorrectly

(3)	Application of effective yield amortization

(4)	Recognition of Banking On Business receivable and related allowance for credit losses

(5)	Other miscellaneous adjustments

Overview

      The Bank is a government-sponsored enterprise (GSE), chartered by Congress to assure the flow of liquidity through its member financial institutions into the American housing market. As a GSE, the Bank’s principal strategic position derives from its ability to raise funds in the capital markets at narrow spreads to the U.S. Treasury yield curve. This fundamental competitive advantage, coupled with the joint and several cross-guarantee on FHLBank System debt, distinguishes the Bank in the capital markets and enables it to present attractively priced funding to members. Though chartered by Congress, the Bank is privately capitalized by its member institutions, which are voluntary participants in its cooperative structure. The character of the Bank as a voluntary cooperative with the status of a federal instrumentality differentiates the Bank from a traditional banking institution in three principal ways:

      First, members voluntarily commit capital required for membership principally in order to gain access to the funding and other services provided by the Bank. The value in membership does not derive only from a dividend on the capital investment, but also from the availability of favorably priced liquidity. It is important for the Bank to generate a reliable stream of net income in order to provide dividends on capital stock and management recognizes that financial institutions choose membership in the Bank principally for liquidity, dividends and the value of the products offered within this cooperative.

      Second, because the Bank’s customers and shareholders are predominantly the same group of 334 institutions, there is a need to balance the dividend expectations of shareholders with the pricing expectations of customers, although both are the same institutions. By charging wider spreads on loans to customers, the Bank could generate higher dividends for shareholders. Yet these same shareholders viewed as customers would generally prefer narrower loan spreads. The Bank strives to achieve a balance between the twin goals of generating an attractive dividend and providing liquidity and other services to members at advantageous prices. The Bank does not strive to maximize the dividend yield on the stock, but to produce an earned dividend that compares favorably to short-term interest rates, compensating members for the cost of the capital they have invested in the Bank.

      Finally, the Bank is different from a traditional banking institution because its GSE charter is based on a public policy purpose to assure liquidity for housing and to enhance the availability of affordable housing for lower-income households. In upholding its public policy mission, the Bank offers a number of programs that consume a portion of earnings that might otherwise become available to its shareholders. The cooperative GSE character of this voluntary membership organization leads management to strive to maximize the value of Bank membership.

Key Determinants of Financial Performance

      Many variables influence the financial performance of the Bank, but on the whole, the following five factors exert the greatest effect: (1) Earnings on Capital; (2) Net Interest Spread; (3) Leverage; (4) Duration; and (5) Interest Rates and Yield Curve Shifts. Any discussion of the financial condition and performance of the Bank must necessarily focus on the interrelationship of these five factors. Key statistics regarding these five factors are presented in the table below.

	2005	2004	2003

Earnings on Capital

Average capital balance (in millions)	$2,995	$2,664	$2,280

Impact of net noninterest-bearing funds to net interest margin	0.17%	0.12%	0.14%

Average six-month U.S. Treasury bill yield for the year	3.10%	1.36%	1.16%

Net Interest Spread

Net interest spread	0.30%	0.40%	0.41%

Net interest margin	0.47%	0.52%	0.55%

Leverage

Assets to capital ratio at December 31	22.4 times	22.1 times	22.8 times

Duration

Duration of equity at December 31 in the base case	2.7 years	1.6 years	2.8 years

Interest Rates and Yield Curve Shifts

Average ten-year U.S. Treasury note yield	4.26%	4.25%	3.99%

Net mortgage loan premium at period-end (in thousands)	$69,611	$96,208	$122,338

      Earnings on Capital. Member institutions held $3.1 billion in capital stock in the Bank at December 31, 2005. This capital represents a source of funding for the Bank and is invested in the Bank’s asset portfolios. The maturities of the Bank’s assets are generally short-term in nature, or they have interest rate resets that refer to short-term interest rates, or they have been hedged with derivatives in which a short-term interest rate is received. As a result, the rates earned on the Bank’s capital reflect short-term interest rates in the capital markets. If short-term interest rates are rising, the absolute dollar earnings of the Bank will increase because the spread between asset yields and interest-free capital will widen. Similarly, if short-term interest rates are declining, the Bank will earn less in absolute dollars on its capital. Earnings on capital are a major component of net interest income in absolute terms and will rise or fall with prevailing short-term interest rates, assuming constant capital levels. The Bank’s earnings on capital reflect the impact of net noninterest-bearing funds to the net interest margin. This impact is calculated as the difference between the net interest margin and the net interest spread. The Bank monitors this impact as a part of the net interest margin evaluation. As noted above, the impact of the net noninterest-bearing funds can represent a significant portion of the net interest margin, ranging from 23-36 percent over the three years ended 2005.

      The Bank strives to earn a dividend that is attractive relative to short-term interest rates in the market. If rates are trending downward, the Bank’s net income will trend downward due to lower earnings on capital. The decline in net income is not of concern in regard to dividends, however, since the dividend target is also falling downward with interest rates. Excluding other effects, the higher and increasing level of short-term interest rates in 2005 had the effect of increasing Bank net interest income because of the wider spread earned on capital. At the same time, however, a higher level of short-term interest rates may raise the expectations of members for an upward-adjusting dividend yield.

      Net Interest Spread. Earnings on capital represent one of two components in the Bank’s net interest margin. The other component is the net interest spread that the Bank earns between the yield on interest-earning assets and the cost of interest-bearing liabilities. These liabilities included $1.1 billion in member deposits and $67.7 billion in consolidated obligation bonds and discount notes at December 31, 2005. Because of the Bank’s GSE status and joint and several obligation, the Bank is able to issue consolidated obligations in the capital markets at spreads to the U.S. Treasury yield curve which are narrower than non-GSE issuers. This spread advantage is a strategic competitive advantage for the Bank. The spreads are generally directional, narrowing as rates fall and widening as rates rise. However, other factors which impact spreads include interest rate swap spreads and supply-demand dynamics. Recently, supply-demand dynamics have been a key factor as other GSEs have reduced long-term debt issuance and foreign investors, have large buyers of government-sponsored enterprise debt, have been increasingly interested in purchasing longer-dated securities.

      The Bank deploys its GSE-priced funding in three broad categories of assets. First, as a ready source of liquidity for members, the Bank maintains ample liquid asset portfolios of various money market investments that can be promptly converted into cash to meet member loan demand. Because these liquid assets are short-term in nature and of high asset quality, spreads between these assets and consolidated obligation funding can be as low as six basis points or less.

      A second asset category is loans to members, which totaled $47.5 billion at December 31, 2005, and represented 65.1% of total assets. In order to maximize the value of membership, the Bank strives to price its loans at levels that members will find not only competitive, but positively advantageous relative to their other sources of wholesale funding. Typically, the aggregate spread on the Bank’s loan portfolio averages approximately 15 to 28 basis points over the Bank’s cost of funds. In effect, members of the Bank receive funding as if they were drawing funds from the capital markets as double-A rated financial institutions.

      The Bank holds a third segment of its assets in mortgage-based investments. Mortgage-based investments are deemed to be consistent with the Bank’s housing mission and produce wider spreads against consolidated obligation funding. At December 31, 2005, the Bank held $9.8 billion in MBS. A second category of mortgage-based assets held by the Bank is originated through the Mortgage Partnership Finance (MPF) Program. At December 31, 2005, MPF loans totaled $7.7 billion and represented 10.5% of the Bank’s assets. In terms of financial performance and impact on spread, MPF is similar to MBS in that the Bank expects to earn a wider spread on MPF loans in order to enhance the weighted average net interest spread on total assets.

      The Bank’s spread between asset yields and the cost of underlying funds is an area of keen focus for management. While earnings on capital are driven by market interest rates, the spread that the Bank earns between interest-earning assets and interest-bearing funds is determined by several factors. The Bank must successfully intermediate between the amount, timing, structure and hedging of its debt issuance and the deployment of funds in loans to members or in attractive investment opportunities as they arise. The Bank must maintain balance sheet liquidity for which the cost is holding a portfolio of lower-yielding assets.

Management is challenged to find and position investment assets that conform to standards of triple-A or double-A rated credit quality while respecting limits on interest rate risk exposure.

      Leverage. Under the GLB Act, the Bank is required at all times to maintain a ratio of capital-to-assets at a level of four percent or higher. The reciprocal of this ratio, known as leverage, is the ratio of assets to capital and cannot exceed 25 times. The degree of leverage that the Bank maintains directly affects the Bank’s resulting return on capital and, therefore, its dividend-paying capacity. The higher the degree of leverage allowed and attained, the higher the potential return on capital that the Bank can achieve. During periods of a weak economy and reduced demand for loans by members, the Bank’s loan portfolio may shrink in size, and with limits on the size of allowable investment portfolios, the overall balance sheet size of the Bank may contract noticeably. The Bank may strive to maintain an optimal degree of leverage by repurchasing excess capital stock held by its members. Since the leverage limit of 25 times capital cannot be exceeded, it is necessary as a practical matter for the Bank to operate at a lower degree of leverage to allow for the day-to-day flow of assets and funds. Management strives to maintain leverage generally in a range of 21 times to 24 times capital. This serves to optimize the Bank’s return on capital within applicable regulatory limits.

      Duration. The Bank uses various metrics to measure, monitor and control its interest rate risk exposure. Policies on interest rate risk management established by the Board of Directors focus on duration of equity as a key measurement and control device for managing and reporting on the Bank’s exposure to changing interest rate environments. Under Board policy, the Bank must maintain a base case duration of equity within 4.5 years, and in shock cases of +/- 200 basis points, within 7 years. Management believes that these duration limits are relatively conservative compared to a conventional banking institution. It is the intent of the Board and management to maintain a comparatively low interest rate risk profile. The Bank’s liquid asset portfolios, because of their short-term maturity, do not expose the Bank to meaningful interest rate risk. The Bank’s member loan portfolio is hedged to a relatively balanced interest rate risk position. The interest rate risk in the Bank’s balance sheet is principally located in the MBS and MPF portfolios and their associated funding. These mortgage portfolios may be short-funded to a degree, giving rise to duration risk. Because of the extension and prepayment risk inherent in mortgage assets, the mortgage portfolios are also the principal source of convexity risk in the Bank.

      The flow of assets, funding and capital in the Bank causes the Bank’s duration position to fluctuate on a daily basis. Also, rising interest rates exert upward pressure on the Bank’s duration of equity, while falling rates tend to have the opposite effect. Since the first quarter of 2004, the general upward trend in interest rates has resulted in upward pressure on the Bank’s duration of equity position. The incremental cost of issuing higher fixed-rate consolidated obligations or purchasing option contracts to contain convexity reduces the Bank’s earnings.

      In a strengthening economy with rising interest rates, the Bank’s financial performance may be improved by higher earnings on capital, widening net interest spreads and growing loan demand. Yet these positive influences are offset to some degree because the same economic circumstances increase the Bank’s duration of equity and create a need to spend resources to reduce this exposure. Conversely, weak economic circumstances and falling rates typically reduce the Bank’s duration profile and the costs of policy compliance, but this benefit may be offset by declining earnings on capital.

      Interest Rates and Yield Curve Shifts. The final important determinant in the financial performance of the Bank involves shifting movements in the yield curve. The Bank’s earnings are affected not only by rising or falling interest rates, but also by the particular path and volatility of changes in market interest rates and the prevailing shape of the yield curve. As a rule, flattening of the yield curve tends to compress the Bank’s net interest margin, while steepening of the curve offers better opportunities to purchase assets with wider net interest spread.

      The performance of the Bank’s portfolios of mortgage assets is particularly affected by shifts in the ten-year maturity range of the yield curve, which is the point that heavily influences mortgage pricing and refinancing trends. Changes in the shape of the yield curve, particularly the portion that drives fixed-rate residential mortgage yields, can also have a pronounced effect on the pace at which borrowers refinance to prepay their existing loans. Since the Bank’s mortgage loan portfolio is composed of fixed-rate mortgages, changes in the yield curve can have a significant effect on earnings. When rates decline, prepayments increase, resulting in a shorter average loan life which can cause an accelerated write-off of any associated premiums or discounts. In addition, when higher coupon mortgage loans prepay at a faster pace, the resulting aggregate yield on the remaining loan portfolio declines.

      The volatility of yield curve shifts may also exert an effect on the Bank’s duration of equity and the cost of duration policy compliance. Volatility in interest rates may force management to spend resources on duration hedges to maintain compliance, even though a subsequent, sudden reversal in rates may make such hedges unnecessary. Volatility in interest rate levels and in the shape and slope of the yield curve increases the cost of compliance with the Bank’s duration limit.

      In summary, volatility in interest rates, the shifting slope of the yield curve, and movements in the ten-year maturity range of the curve challenge management as it seeks to optimize net interest spread, maintain duration of equity compliance at the least cost and hedge the volatility of mortgage loan premium expense.

Key Business Strategies and 2006 Outlook

      In addition to the five principal determinants of Bank performance described above, the Bank has had particular key business strategies in place to shape performance in five areas. These strategies include: (1) Increase Loans to Members; (2) Moderate MPF Activity; (3) Use Derivatives Effectively; (4) Lower Cost of Liabilities; and (5) Increase Retained Earnings. Each of these strategies is being reviewed to improve future performance. Key statistics regarding these strategies are presented in the table below.

	2005	2004	2003

Increase Loans to Members

Average loans to members balance (in millions)	$44,225	$37,653	$32,280

Moderate MPF Activity

MPF loan volume purchased and retained (in millions at par)	$934	$2,843	$6,568

Average mortgage loans balance (in millions)	$8,312	$8,577	$8,053

Use Derivatives Effectively

Notional value of derivatives that qualify for hedge accounting (in millions)	$64,015	$47,569	$40,289

Notional value of derivatives that do not qualify for hedge accounting (in millions)	$3,982	$10,773	$13,973

Lower Cost of Liabilities

Fixed-rate bullet unhedged bonds at period-end (in millions)	$492	$943	$2,801

Weighted average coupon	6.65%	6.73%	6.32%

Increase Retained Earnings

Retained earnings, end of period balance (in millions)	$188	$77	$3

Return on average capital	6.41%	4.46%	3.01%

Weighted average dividend rate paid	2.82%	1.69%	2.20%

      Increase Loans to Members. The primary business of the Bank, and the source of most of its earning assets, is the business of providing loans to members. In December 1999, loans reached an historic peak of $36.5 billion due to a strong economy which heightened loan demand at member institutions. Loan balances were also aided by the strength of the equity markets, which motivated retail customers at member banks to withdraw deposits and direct them into equity investments. With declining or stagnant deposit levels, many members turned to the Bank to replace lost funds. Finally, liquidity concerns caused members to stockpile liquid funds as a precaution over December 31, 1999, and members obtained this excess liquidity from the Bank.

      During 2000, Bank loans to members decreased from the peak of $36.5 billion to a low of $24.2 billion primarily as a result of two events. First, a large borrower paid off loans as a result of acquiring deposits as part of an acquisition of branches. Second, another large borrower sold its mortgage business and thereby reduced its need for funding. From 2000 through 2003, member demand for funds from the Bank did not rebound to previous levels. Loans to members averaged $32.3 billion in 2000, $27.0 billion in 2001, $29.8 billion in 2002 and $32.3 billion in 2003. In 2004 and 2005, loan demand showed improvement as the economy began to strengthen and improve with average balances reaching new record highs of $37.7 billion and $44.2 billion, respectively. In 2006, management expects that substantially all of the Bank’s balance sheet growth will derive from increases in the non-mortgage loan assets.

      Moderate MPF Activity. The Bank originally viewed growth in MPF loans as a means to expand its business and provide members with an attractive product. MPF loans also offered potentially wider spreads than those available on loans to members. However, for reasons discussed below, the Bank is unlikely to continue building its MPF portfolio in coming years and, at least for the foreseeable future, will look to growth in non-mortgage loan assets as its principal source of assets. The Bank continues to solicit participation in the MPF Program by its community bank members, and it will continue to purchase MPF loans from these local community institutions as it is presented under open delivery commitments. However, the Bank also includes in its membership certain large, nationwide mortgage origination institutions. In past years, the Bank purchased loans from these large producers on a flow basis under open delivery commitments. This approach has proven to be unworkable since the Bank could not fully anticipate and hedge deliveries of material volumes of loans from such major producers. In 2003, the Bank implemented a new approach in such cases. In lieu of accepting very large, unpredictable inflows, the Bank may purchase mortgages in bulk from large producers on a pre-structured, specified coupon basis. This method allows the Bank to anticipate inflows, negotiate price and premiums, if any, and fund and hedge positions in conjunction with pricing and delivering loans. It also allows the Bank to control the growth of the portfolio more precisely and to capitalize such loan growth with greater precision. Total mortgage loans in the MPF Program averaged $8.3 billion in 2005 but had fallen to $7.7 billion as of December 31, 2005. Management currently expects a further reduction in loan balances in 2006, principally as a result of the likely loss of one large originating member.

      Use Derivatives Effectively. The Bank uses derivative instruments in its normal course of business to hedge identifiable risks to its financial position arising from changes in interest rates. Derivatives may be used to offset the impact of interest rate changes on very specific assets and liabilities or may be used to offset more broadly the impact of interest rates on net interest spread or mortgage loan premium amortization. The current accounting framework for derivatives is not always conducive to reflecting the economic effects of such hedging activities in the same accounting period.

      The majority of derivatives that qualify for hedge accounting are interest rate swaps. These derivatives are used to convert fixed-rate assets or fixed-rate liabilities into variable-rate instruments coincident with the Bank’s asset acquisition and funding activities. Derivatives used to hedge the generalized effect of changing interest rates on the risk position of the loan portfolio or upon the market value of the Bank, which do not qualify for hedge accounting, have generally been limited to option style instruments with one-sided risk profiles. Such option style derivative instruments offer the benefit of limiting reported losses in the case of adverse market movements.

      During 2006, to avoid the unintended consequence of increasing the variability of reported net income, the Bank will be deemphasizing the use of derivatives that do not qualify for hedge accounting under SFAS 133 in its interest rate risk management activities. While the Bank’s net interest margin and net interest spread have generally declined modestly during the past several years through 2005, this shift in risk management approach is not expected to have a material effect on the Bank’s underlying economic earnings or overall risk profile. This is due to the fact that some of these derivatives have already been replaced with more traditional hedging and funding methods, such as the issuance of callable and mortgage indexed debt and/or the use of derivatives that qualify for hedge accounting under SFAS 133. The cost of these alternative hedging and funding techniques can be more than that of using derivatives for which hedge accounting is not obtained; however, this difference is not expected to have a material effect on earnings. Although the Bank’s overall risk profile will not change materially as a result of this change in hedging/funding approach, future reported earnings are likely to be less variable since the potential for one-sided fair valuation adjustments on derivative instruments will have been reduced.

      Lower Cost of Liabilities. The net interest margin of the Bank was affected in 2005 because of important changes in the mix of interest-bearing liabilities. Earnings in the first half of 2004 and in earlier years were reduced by an overhang of high fixed-rate consolidated obligation bonds issued in earlier years to fund assets that subsequently were prepaid. Specifically, the largest block of $1.3 billion in fixed-rate consolidated obligation bonds with a weighted average coupon of 6.3% matured in the third quarter of 2004 and were not used for hedging. These high fixed-rate bonds were non-callable with bullet maturities. As interest rates declined in the several years preceding 2004, the negative effect of these bonds on net interest income represented a drag on the Bank’s performance.

      Beginning in July 2004, these high fixed-rate liabilities began to mature in significant blocks. The largest portion matured in the third quarter 2004, creating an improvement in the net interest margin. The maturity of these bonds continued in lesser amounts during 2005 and were a factor in earnings improvement in 2005 over 2004. To replace this high fixed-rate funding, the Bank has issued term callable and bullet consolidated obligation bonds at substantially lower coupon rates. The new debt structure provides greater protection against adverse effects that could arise from significant interest rate movements as it is better aligned with the Bank’s asset profile.

      Increase Retained Earnings. As a cooperative with an integrated membership base of customer/shareholders, the Bank offers capital stock that can be purchased only by member institutions. By statute and regulation, capital stock is issued and repurchased at par value, which is set at $100 per share. There is no opportunity for capital appreciation in the value of this stock and no open market for exchanging it.

      In 1989, the Financial Institutions Reform, Recovery and Enforcement Act required the Bank to contribute all of its retained earnings to the U.S. Treasury. In following years, with the need to pay suitable dividends to members, especially at a time when the Bank was actively recruiting new membership, the dividend payout ratio on earnings of the Bank often approached 95% to 100%. The proper level of retained earnings in the Bank, and the need for balance between retained earnings growth and the dividends on capital stock, is an important and strategic policy question, and has attracted significant attention from the Finance Board.

      Management and the Board of Directors regularly evaluate the factors that influence the appropriate level of retained earnings for the Bank. These include such elements as risk-based capital requirements, amounts necessary to offset changes in the market value of equity to assure the Bank’s ability to redeem stock at par under various interest rate shock scenarios, and the amount suitable to sustain a steady dividend during periods of net income pressure.

      The Board has established a current target of $200 million for retained earnings which was achieved in March 2006. The Board continues to evaluate the appropriate level of retained earnings for the Bank. For more information regarding Finance Board regulations which may affect this evaluation, please refer to the Risk Factor entitled “Proposed Finance Board capital regulation could adversely affect the Bank’s ability to pay dividends.”

Critical Accounting Policies

      The Bank’s consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). Application of these principles requires management to make estimates, assumptions or judgments that affect the amounts reported in the financial statements and accompanying notes. The use of estimates, assumptions and judgments is necessary when financial assets and liabilities are required to be recorded at, or adjusted to reflect, fair value. Assets and liabilities carried at fair value inherently result in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When such information is not available, valuation adjustments are estimated in good faith by management, primarily through the use of internal cash flow and other financial modeling techniques.

      The most significant accounting policies followed by the Bank are presented in Note 2 to the audited financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates or assumptions, and those for which changes in those estimates or assumptions could have a significant impact on the financial statements.

      Loans to Members and Related Allowance for Credit Losses. At December 31, 2005, loans to members represented 65.1% of total assets. The statement of condition presents loans to members, net of unearned commitment fees and discounts. Amortization of such fees and discounts is calculated using the interest method and is reflected as a component of interest income. Since its establishment in 1932, the Bank has never experienced a loan loss on loans to members. Further, management does not anticipate loan losses on any loans currently outstanding to members. The Bank is required by statute to obtain sufficient collateral on member loans to protect against losses and to accept as collateral on member loans only certain United States government, Federal agency or government-sponsored enterprise securities, residential mortgage loans, deposits in the Bank, and other real estate-related and Community Financial Institution assets. The Bank has historically had rights to collateral loans or securities on a member-by-member basis with an estimated fair value in excess of the outstanding loans of each individual borrowing. Accordingly, there are no credit loss reserves for member loans.

      Allowance for Credit Losses on Mortgage Loans Held for Portfolio. The Bank bases the allowance for credit losses on management’s estimate of loan losses inherent in the Bank’s mortgage loan portfolio as of the balance sheet date taking into consideration, among other things, the Bank’s exposure within the first loss account. The Bank performs periodic reviews of its portfolio to identify the losses inherent within the portfolio and to determine the likelihood of collection of the portfolio. The overall allowance is determined based on historical default rates and/or loss percentages for similar loans in the MPF program, loan portfolio characteristics, collateral valuations, industry data, and prevailing economic conditions. During 2005 the Bank changed its method of estimating the allowance for credit losses on its mortgage loans and separated the reserve for off-balance sheet credit exposures to an other liability account. The new method uses a probability and timing of loss analysis from market data on comparable loans. Refer to further discussion regarding the allowance for credit losses in Note 2 to the audited financial statements.

      Allowance for Credit Losses on Banking On Business Loans. The allowance for credit losses for the Banking On Business (BOB) program is based on Small Business Administration (SBA) loan loss statistics, which provide a reasonable estimate of losses inherent in the BOB portfolio based on the portfolio’s characteristics. Both probability of default and loss given default are determined and used to estimate the allowance for credit losses. Loss given default is considered to be 100% due to the fact that the BOB program has no collateral or credit enhancement requirements. Refer to further discussion regarding the allowance for credit losses in Note 2 to the audited financial statements.

      Accounting for Premiums and Discounts on Mortgage Loans and Mortgage-backed Securities. Typically, the Bank purchases loans and mortgage-backed securities (MBS) at amounts that are different than the contractual note amount. The difference between the purchase price and the contractual note establishes a premium or discount. The Bank also receives or incurs various mortgage related fees. Mortgage loans and MBS are reported on the statement of condition at their principal amount outstanding net of deferred loan fees and premiums or discounts. Bank policy requires that the amortization or accretion of these premiums or discounts occur using the interest method which produces a constant effective yield over the contractual life, which represents the stated maturity. Management prefers the contractual method to maturity because the income effects of the amortization or accretion are recognized in a manner that reflects the actual behavior of the underlying assets during the period in which the behavior occurs. Also, this method tracks the contractual terms of the assets without regard to changes in estimates based on assumptions about future borrower behavior.

      Guarantees and Consolidated Obligations. The Bank is jointly and severally liable for the payment of all the consolidated obligations of the entire FHLBank System. Accordingly, if one or more of the FHLBanks were unable to repay its direct participation in the consolidated obligations, each of the other FHLBanks could be called upon to repay all or part of those obligations, as approved or directed by the Finance Board. The Bank does not recognize a liability for its joint and several obligations related to consolidated obligations issued for other FHLBanks. The Bank records on its statement of condition a liability for consolidated obligations associated only with the proceeds it receives from the issuance of those consolidated obligations.

      The Bank recognizes at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee, namely the ongoing obligation to stand ready to perform over the term of the guarantee. No liability is recorded, however, for the joint and several obligation related to the other FHLBanks’ consolidated obligations due to the high-credit quality of each FHLBank and the remote possibility that the other FHLBanks would be unable to repay their respective participations.

      Accounting for Derivatives. The Bank regularly uses derivative instruments as part of its risk management activities to protect the value of certain assets, liabilities and future cash flows against adverse interest rate movements. The valuation and accounting assumptions related to derivatives are considered critical because management must make estimates based on judgments and assumptions that can significantly affect financial statement presentation.

      Derivative instruments are presented on the statement of condition at fair value. Any change in the fair value of a derivative is required to be reflected in current period earnings or other comprehensive income, regardless of how fair value changes in the assets or liabilities being hedged may be treated. This accounting treatment can cause significant volatility in reported net income from period to period.

      Generally, the Bank strives to use derivatives when doing so is likely to provide a cost-effective means to mitigate the interest rate risk inherent in its business. The most common objectives of hedging with derivatives include: (1) preserving an interest spread between the yield of an asset and the cost of a supporting liability of mismatched maturity; (2) mitigating the adverse earnings effects resulting from the potential prepayment or extension of certain assets and liabilities; and (3) protecting the value of existing asset or liability positions or of anticipated transactions. Much of the Bank’s hedging activity is directed toward reducing interest rate risk and basis risk from loans and supporting debt. Through the use of structured debt, low-cost funding is created, which is used primarily to provide more attractively priced loans to the Bank’s members. Derivatives are also used to create loans with specialized embedded pricing features, customized to meet individual member funding needs and/or to reduce member borrowing costs.

      The Bank’s policy remains consistent with Finance Board regulation which is to use derivative instruments only to reduce the market risk exposures inherent in the otherwise unhedged asset and funding positions of the Bank. When doing so represents the most cost-efficient strategy and can be achieved while minimizing adverse earnings effects, management intends to continue utilizing derivative instruments as a means to reduce the Bank’s exposure to changes in market interest rates. See Notes 2 and 16 to the audited financial statements for further discussion.

      Future REFCORP Payments. The Bank’s financial statements do not include a liability for the Bank’s statutorily mandated future REFCORP payments. In the aggregate the FHLBanks are required to fund a $300 million annual annuity whose final maturity date is April 15, 2030. As such, the ultimate liability of the Bank is dependent on its own profitability and that of the other FHLBanks. The Bank pays 20% of its net earnings (after its AHP obligation) to support the payment of part of the interest on the bonds issued by REFCORP and, as such, the Bank is unable to estimate reasonably its future payments as would be required to recognize this future obligation as a liability on its statement of condition. Accordingly, the Bank discloses the REFCORP obligation as a long-term statutory payment requirement and treats it in a manner similar to the typical treatment of income tax expense for accounting purposes under GAAP, by recording it as an expense in the period in which the related net earnings are accrued. Further discussion is provided in Note 2 to the audited financial statements.

      Fair-value Calculations and Methodologies. Certain of the Bank’s assets and liabilities and all derivatives, are presented in the statement of condition at fair value. Under GAAP, the fair value of an asset or liability is the price at which that asset could be bought or sold in a current transaction between willing parties, other than in liquidation. Fair values play an important role in the valuation of certain of the Bank’s assets, liabilities and hedging strategies. Fair values are based on market prices when they are available. If market quotes are not available, fair values are based on discounted cash flows using market estimates of interest rates and volatility, or on dealer prices and prices of similar instruments or observed prices in actual transactions. Generally, pricing models and their underlying assumptions are based on estimates obtained from qualified independent sources for discount rates, prepayment estimates, market volatility and other factors. These assumptions may have a significant effect on the reported fair values of assets and liabilities, including derivatives, and the related income and expense. The use of different models and assumptions, as well as changes in market conditions, can result in materially different amounts of net income and retained earnings.

      There are no available market prices for the Bank’s loans to members, which currently have a carrying value of $47,493 million and an overall calculated fair value of $47,544 million. The Bank’s loans to members cannot be openly traded in the market place, since they are strictly an agreement between Bank and its members. The Bank therefore uses its own internal modeling system to value these loans for accounting purposes.

Earnings Performance

      The following is management’s discussion and analysis of the Bank’s earnings performance for the years ended December 31, 2005, 2004 and 2003, which should be read in conjunction with the Bank’s audited financial statements and notes included in this report. Management’s discussion and analysis of the Bank’s earnings performance for the interim reporting periods since the most recent fiscal year is included in the “Earnings Performance” section of Exhibit 99.2 and incorporated by reference herein, and should be read in conjunction with the Bank’s unaudited interim financial statements and notes included in this report.

Summary of Financial Results

      Net Income and Return on Capital. The Bank’s net income totaled $191.8 million in 2005, representing a significant increase from $118.9 million in 2004. The primary reason for the earnings increase was the improvement in the net gain (loss) on derivatives and hedging activities, from a loss in 2004 of $(106.3) million to a gain of $4.2 million in 2005. In addition, net interest income continued to grow modestly through increases in interest-earning assets, primarily loans to members. These key factors are discussed more fully below. Commensurate with the increase in net income, the Bank’s full-year average return on capital rose to 6.41% in 2005, up sharply from a full-year average return on capital of 4.46% in 2004.

      Dividend Rate. Because members may purchase and redeem their Bank capital stock shares only at par value, management regards quarterly dividend payments as an important vehicle through which a direct investment return is received. The Bank’s dividend rate averaged 2.82% in 2005 compared to 1.69% in 2004. As discussed more fully below, beginning in the fourth quarter of 2003, the Bank began to limit its quarterly dividend payments to 50% of current period estimated net income in order to increase its retained earnings balance. Retained earnings were $188.5 million as of December 31, 2005, compared to $77.2 million as of December 31, 2004.

Net Interest Income

      The following table summarizes the rate of interest income or interest expense, the average balance for each of the primary balance sheet classifications and the net interest margin for each of three years ended December 31.

Average Balances and Interest Yields/ Rates Paid

	Years-ended December 31,

	2005			2004			2003

		Interest	Avg.		Interest	Avg.		Interest	Avg.
	Average	Income/	Rate	Average	Income/	Rate	Average	Income/	Rate
	Balance	Expense	(%)	Balance	Expense	(%)	Balance	Expense	(%)

	(Dollars in millions)

Assets

Federal funds sold(1)	$1,744	$57	3.28	$2,048	$28	1.39	$1,441	$16	1.11

Interest-bearing deposits	1,711	62	3.60	877	12	1.39	710	8	1.15

Investment securities(2)	9,709	402	4.14	8,549	323	3.78	8,639	329	3.81

Loans to members(3)	44,225	1,529	3.46	37,653	614	1.63	32,280	469	1.45

Mortgage loans held for portfolio(3)	8,312	402	4.83	8,577	406	4.73	8,053	372	4.62

Total interest-earning assets	65,701	2,452	3.73	57,704	1,383	2.40	51,123	1,194	2.34

Allowance for credit losses	(5)			(4)			(10)

Other assets	610			459			519

Total assets	$66,306			$58,159			$51,632

Liabilities and capital

Deposits	$1,060	31	2.90	$1,309	15	1.12	$2,213	21	0.94

Consolidated obligation discount notes	16,410	528	3.22	14,741	193	1.31	10,926	122	1.12

Consolidated obligation bonds	44,858	1,579	3.52	37,891	872	2.30	33,850	766	2.26

Other borrowings	120	4	3.00	234	3	1.46	543	6	1.17

Total interest-bearing liabilities	62,448	2,142	3.43	54,175	1,083	2.00	47,532	915	1.93

Other liabilities	863			1,320			1,820

Total capital	2,995			2,664			2,280

Total liabilities and capital	$66,306			$58,159			$51,632

Net interest spread			0.30			0.40			0.41

Impact of net noninterest-bearing funds			0.17			0.12			0.14

Net interest income/net interest margin		$310	0.47		$300	0.52		$279	0.55

Notes:

(1)	The average balance of Federal funds sold, related interest income and average yield calculations include loans to other FHLBanks.

(2)	The average balance of investment securities available-for-sale represents fair values. Related yield, however, is calculated based on cost.

(3)	Nonaccrual loans are included in average balances in determining the average rate.

      Rate/ Volume Analysis. Changes in both volume and interest rates influence changes in net interest income and net interest margin. The following table summarizes changes in interest income and interest expense between 2005 and 2004 and between 2004 and 2003.

	2005 Compared to 2004(1)			2004 Compared to 2003(1)

	Volume	Rate	Total	Volume	Rate	Total

	(In millions)

Increase (decrease) in interest income due to:

Federal funds sold	$(5)	$34	$29	$7	$5	$12

Interest-bearing deposits	19	31	50	2	2	4

Investment securities	46	33	79	(3)	(3)	(6)

Loans to members	123	792	915	83	62	145

Mortgage loans held for portfolio	(12)	8	(4)	25	9	34

Total			1,069			189

Increase (decrease) in interest expense due to:

Deposits	(3)	19	16	(10)	4	(6)

Consolidated obligation discount notes	24	311	335	48	23	71

Consolidated obligation bonds	182	525	707	92	14	106

Other borrowings	$(2)	$3	1	$(4)	$1	(3)

Total			1,059			168

Increase (decrease) in net interest income			$10			$21

Note:

(1)	The changes for each category of interest income and expense are divided between the portion of change attributed to volume or rate for that category. The change in rate/ volume variance has been allocated to the volume and rate variances based on their relative sizes.

      Net interest income increased slightly by $10.0 million, or 3.3%, to $310 million in 2005. This increase was due to a 13.9% increase in average interest-earning assets to $65.7 billion, partially offset by a 9.6% reduction in the net interest margin to 0.47% in 2005 from 0.52% in 2004. The increase in average interest-earning assets resulted from substantial increases in loans to members and moderate growth in investment securities. Continued strength in the residential real estate market and in small business loans resulted in increased loan demand in 2005. Increases in investment securities were primarily due to higher levels of mortgage-backed securities. MBS purchases are limited by regulation to 300% of capital. Increased capital stock levels in 2005 allowed the Bank to increase the mortgage-backed securities portfolio by 20.2% as of December 31, 2005, compared to December 31, 2004. Consolidated obligation discount notes and bonds funded these asset increases, increasing by $8.6 billion on average, or 16.4%, from 2004 to 2005. The modest reduction in the net interest margin of 5 basis points was partially due to a $276 million increase in net interest-bearing liabilities and concurrent reduction in net interest-free funds. The remainder of the margin reduction was due to a significantly higher percentage of comparatively lower margin loans to members as well as the compression of interest rate spreads on interest-earning assets due to the flat yield curve.

      Net Interest Income Derivative Effects. The following tables separately quantify the effects of the Bank’s derivative activities on its interest income and interest expense for the full years 2005, 2004 and 2003. Derivative and hedging activities are discussed below in the other income (loss) section.

		Interest Inc./	Avg.	Interest Inc./	Avg.		Incr./
	Average	Exp. With	Rate	Exp. Without	Rate	Impact of	(Decr.)
	Balance	Derivatives	(%)	Derivatives	(%)	Derivatives	(%)

	(Dollars in millions)

2005

Assets

Federal funds sold	$1,744	$57	3.28	$57	3.28	—	—

Interest-bearing deposits	1,711	62	3.60	62	3.60	—	—

Investment securities	9,709	402	4.14	402	4.14	—	—

Loans to members	44,225	1,529	3.46	1,724	3.90	$(195)	(0.44)

Mortgage loans held for portfolio	8,312	402	4.83	411	4.94	(9)	(0.11)

Total interest-earning assets	65,701	2,452	3.73	2,656	4.04	(204)	(0.31)

Allowance for credit losses	(5)

Other assets	610

Total assets	$66,306

Liabilities and capital

Deposits	$1,060	31	2.90	31	2.90	—	—

Consolidated obligation discount notes	16,410	528	3.22	528	3.22	—	—

Consolidated obligation Bonds	44,858	1,579	3.52	1,675	3.74	(96)	(0.22)

Other borrowings	120	4	3.00	4	3.00

Total interest-bearing liabilities	62,448	2,142	3.43	2,238	3.58	(96)	(0.15)

Other liabilities	863

Total capital	2,995

Total liabilities and capital	$66,306

Net interest income/ interest rate spread		$310	0.30	$418	0.46	$(108)	(0.16)

		Interest Inc./	Avg.	Interest Inc./	Avg.		Incr./
	Average	Exp. With	Rate	Exp. Without	Rate	Impact of	(Decr.)
	Balance	Derivatives	(%)	Derivatives	(%)	Derivatives	(%)

	(Dollars in millions)

2004

Assets

Federal funds sold	$2,048	$28	1.39	$28	1.39	—	—

Interest-bearing deposits	877	12	1.39	12	1.39	—	—

Investments securities	8,549	323	3.78	323	3.78	—	—

Loans to members	37,653	614	1.63	1,221	3.24	$(607)	(1.61)

Mortgage loans held for portfolio	8,577	406	4.73	419	4.88	(13)	(0.15)

Total interest-earning assets	57,704	1,383	2.40	2,003	3.47	(620)	(1.07)

Allowance for credit losses	(4)

Other assets	459

Total assets	$58,159

Liabilities and capital

Deposits	$1,309	15	1.12	15	1.12	—	—

Consolidated obligation discount notes	14,741	193	1.31	193	1.31	—	—

Consolidated obligation Bonds	37,891	872	2.30	1,345	3.55	(473)	(1.25)

Other borrowings	234	3	1.46	3	1.46

Total interest-bearing liabilities	54,175	1,083	2.00	1,556	2.87	(473)	(0.87)

Other liabilities	1,320

Total capital	2,664

Total liabilities and capital	$58,159

Net interest income/ interest rate spread		$300	0.40	$447	0.60	$(147)	(0.20)

		Interest Inc./	Avg.	Interest Inc./	Avg.		Incr./
	Average	Exp. With	Rate	Exp. Without	Rate	Impact of	(Decr.)
	Balance	Derivatives	(%)	Derivatives	(%)	Derivatives	(%)

	(Dollars in millions)

2003

Assets

Federal funds sold	$1,441	$16	1.11	$16	1.11	—	—

Interest-bearing deposits	710	8	1.15	8	1.15	—	—

Investment securities	8,639	329	3.81	329	3.81	—	—

Loans to members	32,280	469	1.45	1,109	3.43	$(640)	(1.98)

Mortgage loans held for portfolio	8,053	372	4.62	385	4.78	(13)	(0.16)

Total interest-earning assets	51,123	1,194	2.34	1,847	3.61	(653)	(1.27)

Allowance for credit losses	(10)

Other assets	519

Total assets	$51,632

Liabilities and capital

Deposits	$2,213	21	0.94	21	0.94	—	—

Consolidated obligation discount notes	10,926	122	1.12	122	1.12	—	—

Consolidated obligation bonds	33,850	766	2.26	1,332	3.94	(566)	(1.68)

Other borrowings	543	6	1.17	6	1.17

Total interest-bearing liabilities	47,532	915	1.93	1,481	3.12	(566)	(1.19)

Other liabilities	1,820

Total capital	2,280

Total liabilities and capital	$51,632

Net interest income/ interest rate spread		$279	0.41	$366	0.50	$(87)	(0.09)

      The Bank uses derivatives to hedge the fair market value changes attributable to the change in the London Interbank Offered Rate (LIBOR) benchmark interest rate. The loans to members hedge strategy generally converts fixed-rate member loans to three-month LIBOR variable-rate loans. This strategy has the impact of significantly lowering the Bank’s yield on member loans, but it also reduces the Bank’s sensitivity to interest rate fluctuations. Additionally, this hedge strategy allows the Bank to offer loans to members in whatever product structure best meets their needs. Similarly, the consolidated obligation bond’s hedge strategy converts fixed-rate bonds to variable-rate bonds. A majority of these bonds are also converted to three-month LIBOR. This strategy also has the impact of lowering the Bank’s cost of funds and reducing interest rate sensitivity.

      The mortgage loans held for portfolio derivative impact slightly decreased between 2005 and 2004 down to 0.11% from 0.15%. This was due to the amortization of fair value adjustments created under previous hedge strategies. The prior strategy hedged the fair value of the commitment to purchase mortgage loans. Currently, the Bank treats mortgage loan commitments as derivatives and no longer applies hedge accounting, pursuant to SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149).

      In general, the total effect of the implementation of all of these derivative and hedge strategies was to reduce the interest rate spread by 0.16% in 2005 compared to 0.20% in 2004.

      Mortgage Loan Premium/ Discount. When mortgage loans are acquired by the Bank under the MPF Program, a premium or discount is typically paid to the participating financial institution. There are two primary reasons for these premiums or discounts: (1) prevailing market rates change between the date the mortgage loan is priced to the homeowner and the date the originating member locks in a commitment price at which to sell the loans to the Bank; and (2) borrowers elect to pay a higher than market rate on their mortgage loan in exchange for a reduction in up-front loan points, fees, and/or other loan closing costs. This practice of “financing the closing costs” results in a market-wide prevalence of premiums as opposed to discounts, which is reflected in the Bank’s mortgage loan portfolio. When mortgage loans pay off prior to their contractual terms, any associated unamortized premiums or discounts are recorded in net interest income.

      The change in the amount of amortization and accretion of premiums and discounts on mortgage loans impacts the total and variability of the Bank’s net interest income. The combination of historically low residential mortgage rates, aggressive marketing by loan originators and the availability of low cost loan products to prospective borrowers, resulted in high levels of prepayment activity in the Bank’s mortgage loan portfolio. During 2005, amortization and accretion of mortgage loan premiums and discounts resulted in a net expense of $29.1 million as compared to $40.4 million during 2004.

      The table below provides key information related to the Bank’s premium/ discount on mortgage loans.

	Year-Ended December 31,

	2005	2004	2003

	(Dollars in thousands)

Net premium/ (discount) expense for the period	$29,128	$40,374	$62,825

Mortgage loan related net premium balance at period-end	$69,611	$96,208	$122,338

Mortgage loan par balance at period-end	$7,558,972	$8,514,395	$7,844,466

Premium balance as a percent of mortgage loans	0.92%	1.13%	1.56%

      High-coupon Debt. The Bank’s net interest income has been adversely affected in 2005 and 2004 by high-coupon, long-term, fixed-rate consolidated obligation bonds issued at what were, relative to current market conditions, markedly higher interest rates. Issued by the Bank prior to rates declining in early 2001, these bonds funded longer-term assets at positive spreads. As market rates declined, increasing volumes of the assets funded by this debt either prepaid or were called prior to maturity, leaving high coupon funding in what became a low interest rate environment, pressuring Bank net interest income. Even with interest rates rising during 2005, especially on the short end of the yield curve, the remaining high-coupon debt was expensive relative to current interest rates.

      The following table presents a rollforward of changes in the balance of high-coupon debt. A mix of structured debt, floating-rate debt and fixed-rate debt replaced maturing high-coupon debt. At December 31, 2005, $492 million of high-coupon debt with a weighted average cost of 6.65% remained. Of this amount, $325 million with a weighted average cost of 6.17% is scheduled to mature in 2006.

		Weighted
		Average
	Amount	Coupon

	(In thousands)

Balance, December 31, 2003	$2,801,000	6.32%

Less: Called or matured	1,858,000	6.11

Balance, December 31, 2004	943,000	6.73

Less: Called or matured	451,000	6.82

Balance, December 31, 2005	$492,000	6.65%

2004 compared with 2003

      Net interest income increased $21.0 million, or 7.5%, to $300 million in 2004. This increase was due to a 12.9% increase in average interest-earning assets to $57.7 million, partially offset by a 5.5% reduction in the net interest margin to 0.52% in 2004 from 0.55% in 2003. The increase in average interest-earning assets resulted from substantial increases in loans to members. Consolidated obligation discount notes and bonds funded this asset increase, increasing by $7.9 billion on average, or 17.5%, from 2003 to 2004. The modest reduction in the net interest margin of 3 basis points was partially due to a $52 million increase in net interest-bearing liabilities and concurrent reduction in net interest-free funds.

      As available mortgage refinancing rates declined to record lows in 2003, an increasing number of borrowers had strong financial incentives to pay off their existing loans and to refinance at more attractive prevailing market rates. During mid-2003, and to a lesser extent during early 2004, this resulted in a sharp increase in prepayment activity within the Bank’s mortgage loan portfolios. When mortgage loans pay off prior to their contractual terms, any associated unamortized premiums or discounts are recorded in current period earnings. Prior to 2004, the Bank’s method for amortizing premiums and discounts on mortgage-related assets included, in part, the results of an evaluation of the expected remaining life of the remaining assets. As discussed more fully in Note 2 to the audited financial statements, in 2004, the Bank changed its method of amortization to one based only on the contractual terms of the mortgages and any actual prepayment behavior without regard to future expectations. During 2004, amortization and accretion of mortgage loan premiums and discounts resulted in a net expense of $40.4 million as compared to $62.8 million during 2003.

      The Bank’s net interest income was adversely affected in 2004 and 2003 by high-cost, long-term fixed-rate consolidated obligation bonds issued at what were, relative to current market conditions, markedly higher interest rates. A rollforward of this high-coupon debt is presented above. Interest expense from these high-cost bonds represented approximately 11% of total interest expense in 2004.

Other Income (Loss)

	Year-Ended December 31,			% Change	% Change
				2005/	2004/
	2005	2004	2003	2004	2003

	(In thousands)

Services fees	$4,007	$4,127	$6,062	(2.9)	(31.9)

Net gain (loss) on sale of trading securities	(999)	(3,286)	(12,310)	69.6	73.3

Net gain on sale of available-for-sale securities	—	—	4,090	—	(100.0)

Net gain on sale of held-to-maturity securities	—	2,576	2,492	(100.0)	3.4

Net gain (loss) on derivatives and hedging activities	4,185	(106,327)	(158,005)	103.9	32.7

Other, net	209	1,261	4,087	(83.4)	(69.2)

Total other income (loss)	$7,402	(101,649)	$(153,584)	107.3	33.8

      Investment Securities Gains and Losses. Certain investment securities within the Bank’s portfolio are classified as trading and changes in the market value of such securities are recorded in income regardless of whether they are sold. During 2005, losses of $1.0 million were recorded on the sale of trading securities. As of December 31, 2005, the Bank no longer holds any trading securities.

      Derivatives and Hedging Activities. The Bank enters into interest rate swaps, caps, floors, swaption agreements and TBA securities, referred to collectively as interest rate exchange agreements and more broadly as derivative instruments. The Bank enters into derivatives transactions to offset all or portions of the financial risk exposures inherent in its member lending, investment and funding activities. All derivatives are recorded on the balance sheet at fair value. Changes in derivatives fair values are either recorded in the statement of operations or accumulated other comprehensive income within the capital section of the statement of condition depending on the hedge strategy.

      The Bank’s hedging strategies consist of fair value and cash flow accounting hedges as well as economic hedges. Fair value and cash flow accounting hedges are discussed in more detail below. Economic hedges address specific risks inherent in the Bank’s balance sheet, but they do not qualify for hedge accounting. As a result, income recognition on the derivatives in economic hedges may vary considerably compared to the timing of income recognition on the underlying asset or liability. The Bank does not enter into derivatives for speculative purposes to generate profits.

      Regardless of the hedge strategy employed, the Bank’s predominant hedging instrument is an interest rate swap. At the time of inception, the fair market value of an interest rate swap generally equals or is close to a zero value. Notwithstanding the exchange of interest payments made during the life of the swap, which are recorded as either interest income/ expense or as a gain (loss) on derivative, depending upon the accounting classification of the hedge instrument, the fair value of an interest rate swap returns to zero at the end of its contractual term. Therefore, although the fair value of an interest rate swap is likely to change over the course of its full term, upon maturity any unrealized gains and losses net out to zero.

      The following table details the net gains and losses on derivatives and hedging activities, including hedge ineffectiveness.

		Year-Ended December 31,

Type of Hedge	Asset/ Liability Hedged	2005	2004	2003

		(In thousands)
Fair value hedge ineffectiveness	Loans to members	$105	$(17)	$(3,084)
	Mortgage loans held for portfolio	—	339	6,676
	Consolidated obligations	6,525	17,424	27,067

	Total fair value hedge ineffectiveness	6,630	17,746	30,659
Cash flow hedge ineffectiveness	Consolidated obligations	—	62	(2,980)
Economic hedges		(714)	(126,101)	(188,975)
Intermediary transactions		(483)	383	533
Other		(1,248)	1,583	2,758

Net gain (loss) on derivatives and hedging activities		$4,185	$(106,327)	$(158,005)

      Fair Value Hedges. The Bank uses fair value hedge accounting treatment for most of its fixed-rate loans to members and consolidated obligations using interest rate swaps. The interest rate swaps convert these fixed-rate instruments to a variable-rate (i.e. LIBOR). For the full year 2005, total ineffectiveness related to these fair value hedges resulted in a gain of $6.6 million compared to a gain of $17.7 million in 2004. During the same period, the overall notional amount increased from $47.6 billion in 2004 to $64.0 billion in 2005. Fair value hedge ineffectiveness represents the difference between the change in the fair value of the derivative compared to the change in the fair value of the underlying asset/liability hedged. A large component of the $11.1 million reduction in fair value hedge ineffectiveness gains in 2005 resulted from a change in fair value valuation methodology used on consolidated obligations, which is described in detail below.

      Cash Flow Hedges. Cash flow hedges are occasionally used by the Bank to hedge anticipated debt issuance. This hedge strategy was only used once in 2005, but was used more frequently during 2004.

      Economic Hedges. For economic hedges, the Bank includes the net interest income and the changes in the fair value of the hedges in net gain (loss) on derivatives and hedging activities. Total amounts recorded for economic hedges were a loss of $0.7 million in 2005 compared to a loss of $126.1 million in 2004. Losses reported for economic hedges were significantly smaller in 2005 compared to 2004 due to large gains in the index amortizing swap portfolio. The overall notional amount of economic hedges decreased from $10.4 billion in 2004 to $4.0 billion in 2005.

      During 2004 and 2005, a significant portion of the mortgage loans acquired by the Bank under the MPF Program were being hedged using index amortizing swaps whose notional principal is tied to the outstanding balance of mortgage loans in a reference pool with similar attributes to the MPF loans being hedged. As prepayments occur in the reference pool, the notional principal of the swap declines, although the prepayment behavior between the hedged mortgage loans and the mortgage reference pools are not perfectly correlated. The Bank previously accounted for these hedges as fair value hedges receiving hedge accounting treatment.

However, during 2005, management subsequently determined that these hedge relationships did not qualify for hedge accounting treatment. Therefore, as part of the restatement of the Bank’s previously issued financial statements, the Bank has recorded these index amortizing swaps as economic hedges. During the second half of 2005, all of these economic hedges were terminated. See the Restatement of Financial Statements for further information.

      Other Hedging Techniques. Other hedging techniques used by the Bank to offset the potential earnings effects of loan prepayments include inclusion of callable debt instruments in the funding mix and the purchase of interest rate option contracts. Costs associated with callable debt instruments are reflected in the overall cost of funding included in the calculation of net interest margin. Gains and losses on purchased option positions are included in other net gain (loss) on derivatives and hedging activities.

      Fair Value Hedge Methodology Change. During the second quarter 2005, the Bank evaluated its estimation methodology for determining fair value hedge adjustments for certain consolidated obligation bonds for which interest rate swaps were designated as hedges of changes in fair value due to changes in the benchmark interest rate under SFAS 133. As a result of this evaluation, management changed the estimation methodology in favor of a method that more accurately calculates the fair value of the hedged item, as further described below.

      In general, when an interest rate swap is designated as a hedge of changes in fair value of the hedged item attributable to changes in the benchmark LIBOR yield curve, a constant spread adjustment to the LIBOR yield curve is determined that reflects a market interest rate on the hedged item at the inception of the hedging relationship. Prior to the change in estimation methodology, the unamortized debt issuance cost was used as a component of the market value of the bond. Management has determined that a different discount spread adjustment methodology would have more accurately reflected the changes in fair value due to changes in the benchmark interest rate.

      Management has determined that the differences between the previous estimation methodology and the new estimation methodology are immaterial to prior periods. The change was implemented as of November 30, 2005, and has been reflected as a change in estimate. As of November 30, 2005, the cumulative difference between the two estimation methodologies was a reduction to income before assessments of approximately $4 million, which has been recorded in net (loss) gain on derivatives and hedging activities. Additionally, it is expected that the use of the new methodology will lead to increased volatility in reported ineffectiveness associated with these hedging relationships due to the introduction of a difference in the initial valuation basis between the bond and the interest rate swap that is subject to fluctuation with interest rates. Therefore, there will be increased volatility in the amount of gains and losses from derivative and hedging activities and reported net income in future periods. In general, when interest rates increase, ineffectiveness will generally be more negative, and when interest rates fall, ineffectiveness will generally be more positive, than was the case under the previous method.

      Intermediary Transactions. The following table details the net gains and losses on intermediary transactions.

	Year-Ended December 31,

	2005	2004	2003

	(In thousands)

Contracts with members — fair value change	$(2,328)	$(1,353)	$2,709

Contracts with counterparties — fair value change	1,721	1,551	(2,309)

Net fair value change	(607)	198	400

Interest income due to spread	124	185	133

Net gain (loss) on intermediary derivative activities	$(483)	$383	$533

      From time to time, the Bank serves as an intermediary for its member institutions by entering into offsetting interest rate exchange agreements between its members and other counterparties. This intermediation allows smaller members access to the derivatives market. The derivatives used in intermediary activities do not qualify for hedge accounting treatment and are separately marked-to-market through other income in

“net gain (loss) on derivatives and hedging activities.” The net result of the accounting for these derivatives does not significantly affect the operating results of the Bank. All derivative contracts which the Bank enters into with a member for this purpose are generally accompanied by counterparty trades that offset the member trade except for a negligible spread that the Bank receives as compensation for this member service. Generally, no fees are charged to the members for this type of transaction. The gross notional amount (including both the member and offsetting counterparty contracts) of intermediary contracts for the years ended December 31, 2005 and 2004, were $94.4 million, and $368.8 million, respectively. The table above displays the gross change in fair value for both intermediary member contracts and the offsetting intermediary counterparty contracts.

2004 compared with 2003

      Service Fees. In 2004, services fees declined $1.9 million, or 31.9%. This decrease was primarily due to a restructuring of the Bank’s contracts with vendors to supply certain correspondent banking services.

      Investment Securities Gains and Losses. Certain investment securities within the Bank’s portfolio are classified as trading securities and changes in the market value of such securities are recorded in income regardless of whether they are sold. During 2004 and 2003, recorded losses associated with trading securities were $3.3 million and $12.3 million, respectively.

      Included in other income for the year ended December 31, 2004, is a net gain of $2.6 million relating to the sale of a municipal security investment previously classified as held-to-maturity. Sales of held-to-maturity securities are permissible given a change in one or more specified circumstances since the original time of the accounting classification. In this particular instance, the bonds were deemed by the Bank to have suffered a decline in value as a result of the credit rating downgrades of the issuer by two major rating agencies. Although credit deterioration had occurred, the realizable market value at the time of the sale exceeded the original purchase price of the securities and the Bank realized a gain on the sale. For the year ended December 31, 2003, net gains on sales of securities classified as held-to-maturity totaled $2.5 million. These sales related to odd lot transactions involving mortgage-backed securities with remaining principal balances of less than 15% of the original purchase balances.

      Derivatives and Hedging Activities. For economic hedges, the Bank combines net interest income with changes in the fair value of the hedges and reports these changes in other income in “net gain (loss) on derivatives and hedging activities” in the statement of operations. Total amounts recorded for economic hedges were a loss of $126.1 million in 2004 compared to a loss of $189.0 million in 2003. Losses reported for economic hedges were significantly smaller in 2004 compared to 2003 primarily due to fair value changes in the index amortizing swap portfolio discussed above. Changes in the fair value of this portfolio are driven by mortgage loan prepayment activity and the overall level of interest rates.

      Other Income. Included in other income for 2003 is the recognition of a gain of $1.8 million related to the receipt of a cash settlement from the FHLBank of Chicago for the purpose of terminating a specific provision within a legal contract between the Bank and the FHLBank of Chicago directly associated with the MPF Program. The provision had specified that the FHLBank of Chicago would be obligated to pay the Bank a fee for ten years if the FHLBank of Chicago chose to terminate the MPF Program. The $1.8 million cash settlement was not based on the Bank’s continuing involvement; therefore, the Bank recorded the receipt of the cash settlement as income in 2003. In 1999, in connection with its early support for the FHLBank of Chicago, when the MPF Program was first introduced, the Bank made a program contribution payment of $750 thousand. This payment was amortized over a three-year period. In 2003, a three-year extension fee of $750 thousand was paid to the FHLBank of Chicago. This extension fee is being amortized over the three-year term on a straight-line basis. A new services agreement was negotiated with the FHLBank of Chicago effective April 30, 2006. No extension fee was paid in connection with this agreement.

Other Expense

	Year-Ended December 31,			% Change	% Change
				2005/	2004/
	2005	2004	2003	2004	2003

	(In thousands)

Operating — salaries and benefits	$30,792	$24,925	$20,045	23.5	24.3

Operating — occupancy	2,594	2,385	2,248	8.8	6.1

Operating — other	16,070	15,029	13,318	6.9	12.8

Finance Board	2,206	1,743	1,294	26.6	34.7

Office of Finance	2,064	1,716	1,320	20.3	30.0

Total other expenses	$53,726	$45,798	$38,225	17.3	19.8

      Other expense totaled $53.7 million in 2005, compared to $45.8 million in 2004, an increase of 17.3%. Excluding the operating expenses of the Finance Board and Office of Finance described below, total other expense increased $7.1 million, or 16.8%. Almost all of this increase was due to salaries and employee benefits which increased $5.9 million for the full year 2005 compared to 2004. As of December 31, 2005, full-time equivalent staff were 242 positions, an increase of 24 positions from December 31, 2004. During 2005, the Bank significantly expanded staffing levels in the capital markets, mortgage, accounting, risk management and information technology departments.

      Collectively, the twelve FHLBanks are responsible for the operating expenses of the Finance Board and the Office of Finance. These payments, allocated among the FHLBanks according to a cost-sharing formula, are reported as other expense on the Bank’s statement of operations and totaled $4.3 million in 2005 and $3.5 million in 2004. The Bank has no control over the operating expenses of the Finance Board. The FHLBanks are able to exert a limited degree of control over the operating expenses of the Office of Finance due to the fact that two directors of the Office of Finance are also FHLBank presidents.

2004 compared with 2003

      Excluding the operating expenses of the Finance Board and Office of Finance, total other expense increased $6.7 million, or 18.9%, in 2004 compared to 2003. Salaries and employee benefits increased $4.9 million, or 24.4%, for the full year 2004 compared to 2003. As of December 31, 2004, full-time equivalent staff were 218 positions, an increase of 24 positions from December 31, 2003. The increase in other operating expense is due mostly to increased professional fees and employee search expenses.

Affordable Housing Program (AHP) and Resolution Funding Corp. (REFCORP) Assessments

	Year-Ended December 31,			% Change	% Change
				2005/	2004/
	2005	2004	2003	2004	2003

	(In thousands)

Affordable Housing Program (AHP)	$21,374	$13,234	$7,632	61.5	73.4

REFCORP	47,951	29,714	17,173	61.4	73.0

Total assessments	$69,325	$42,948	$24,805	61.4	73.1

      The Bank’s mission includes the important public policy goal of making funds available for housing and economic development in the communities served by the Bank’s member financial institutions. In support of this goal, the Bank administers a number of programs, some mandated and some voluntary, which make funds available through member financial institutions. In all of these programs, Bank funds flow through member financial institutions into areas of need throughout the region.

      The Affordable Housing Program (AHP), mandated by statute, is the largest and primary public policy program. The AHP funds, which are offered on a competitive basis, provide grants and below-market loans for both rental and owner-occupied housing for households at 80% or less of the area median income. The AHP program is mandated by the Act, and the Bank is required to contribute approximately 10% of its net earnings after REFCORP to AHP and makes these funds available for use in the subsequent year. Each year, the Bank’s Board of Directors adopts an implementation plan that defines the structure of the program pursuant to the AHP regulations.

      In 2005, the Bank held one funding round and received 79 eligible applications. In June 2005, grants totaling more than $8.6 million were awarded to 36 projects. In September 2005, four back-up projects were also awarded and an additional $1.8 million was awarded. These 40 projects had a total development cost of $181.5 million and provided more than 1,400 units of affordable housing. The current AHP regulations provide that the Bank may accelerate to the current year the greater of $3.0 million or 25% of its annual required AHP contribution from the subsequent year. Included in the $10.4 million of 2005 grants was an accelerated payment of $2.0 million from 2006.

      The First Front Door (FFD) program, which is a set-aside from the AHP, provides grants to qualified low-income first-time homebuyers to assist with closing costs and down payments. For 2005, $1.5 million was allocated to FFD. For the year ended December 31, 2005, commitments totaled $1.3 million and funding totaled approximately $0.6 million.

      The Community Lending Program (CLP) offers loans to members at the Bank’s cost of funds, providing the full advantage of a low-cost funding source. CLP loans help member institutions finance housing construction and rehabilitation, infrastructure improvement, and economic and community development projects that benefit targeted neighborhoods and households. At the close of business on December 31, 2005, the CLP loan balance totaled $364 million, as compared to $305 million at December 31, 2004, reflecting an increase of $59 million or 19.3%.

      Assessment Calculations. Although the FHLBanks are not subject to federal or state income taxes, the combined financial obligations of making payments to REFCORP (20%) and AHP contributions (10%) equate to a proportion of the Bank’s net income comparable to that paid in income tax by fully taxable entities. Inasmuch as both the REFCORP and AHP payments are each separately subtracted from earnings prior to the assessment of each, the combined effective rate is less than the simple sum of both (i.e., less than 30%). In passing the Financial Services Modernization Act of 1999, Congress established a fixed 20% annual REFCORP payment rate beginning in 2000 for each FHLBank. The fixed percentage replaced a fixed-dollar annual payment of $300 million which had previously been divided among the twelve FHLBanks through a complex allocation formula. The law also calls for an adjustment to be made to the total number of REFCORP payments due in future years so that, on a present value basis, the combined REFCORP payments of all twelve FHLBanks are equal in amount to what had been required under the previous calculation method. The FHLBanks’ aggregate payments through 2005 exceeded the scheduled payments, effectively accelerating payment of the REFCORP obligation and shortening its remaining term to the third quarter of 2017. This date assumes that the FHLBanks pay exactly $300 million annually until 2017. The cumulative amount to be paid to REFCORP by the FHLBank is not determinable at this time due to the interrelationships of the future earnings of all FHLBanks and interest rates.

      Application of the REFCORP percentage rate as applied to earnings during 2005 and 2004 resulted in annual expenses for the Bank of $47.9 million and $29.7 million, respectively. The year-to-year changes in REFCORP payments made by the Bank reflect the changes in pre-REFCORP earnings.

Financial Condition

      The following is management’s discussion and analysis of the Bank’s financial condition as of December 31, 2005, which should be read in conjunction with the Bank’s audited financial statements and notes in this report. Management’s discussion of the Bank’s financial condition for the interim reporting period since the most recent fiscal year is included in the “Financial Condition” section of Exhibit 99.2 and incorporated herein by reference, and should be read in conjunction with the Bank’s unaudited interim financial statements and notes included in this report.

      Asset Growth and Composition. As a result of strong loan demand by members and increases in investment securities and interest-bearing deposits, Bank assets increased by $11.8 billion to $72.9 billion at December 31, 2005, a 19.4% increase from $61.1 billion at December 31, 2004. Loans to members increased by $8.5 billion while investment securities increased by $2.0 billion and interest-bearing deposits increased by $1.9 billion.

      Total housing finance-related assets, which include MPF Program loans, loans to members, mortgage-backed securities and other mission-related investments, increased by $9.2 billion, or 16.3%, to $65.8 billion at year-end 2005, from $56.6 billion at year-end 2004. Total housing finance-related assets accounted for 90.3% of assets as of December 31, 2005.

      Loans to Members. At year-end 2005, total loans to members equaled $47.5 billion, as compared to $39.0 billion as of year-end 2004, representing an increase of 21.8%. The number of the Bank’s members using the Bank’s loan products continues to be high by historical measures, although a significant concentration of the loans, and most of the increase, was from the Bank’s seven largest borrowers, generally reflecting the asset concentration mix of the Bank’s membership base. See the discussion of Loan Concentrations for further information. The following table provides a distribution of the number of members, categorized by individual member asset size, that had an outstanding loan balance in 2005 and 2004.

Member Asset Size	2005	2004

Less than $100 million	61	52

Between $100 and $500 million	140	143

Between $500 million and $1 billion	39	38

Between $1 and $5 billion	28	31

Greater than $5 billion	12	11

Total borrowing members	280	275

Total membership	334	341

Percent of members borrowing	83.8%	80.6%

      Growth in loans to members in 2005 continues to be driven by the residential real estate market and, to a lesser degree, by the small business loan demand of the Bank’s members’ customers. The Bank’s members also tend to rely more heavily on the Bank for their funding requirements in rising interest rate environments. Potentially, this allows the member to delay the increase in competition and higher rates required to grow deposits. In addition, some members have been opportunistically funding their balance sheets. The Bank expects the rate of growth in the loans to members portfolio to moderate during 2006 as rising interest rates reduce demand for residential real estate related loans.

      The growth in the loan portfolio has been primarily in the mid-term and long-term loan product categories that do not contain options. Again due to rising rates, members have been using the long-term non-putable products to avoid the possibility of future higher interest rates. This is possible because the prepayment risk on the residential mortgage loans that the members are funding with Bank loans has been reduced. The member’s retail mortgage customers are obtaining rates that will be below market if interest rates continue to rise, reducing the likelihood of prepayment. The combined mid-term and long-term product categories increased 73.1% to $27.7 billion in 2005 and represented 58.2% and 41.7% of the portfolio in 2005 and 2004 respectively. See Item 1 — Business, for further information regarding the Bank’s various loan products.

      Mortgage Loans Held for Portfolio. In contrast to the growth in loans to members, mortgage loan balances have declined 11.5%, totaling $7.7 billion as of December 31, 2005, as compared to $8.6 billion as of December 31, 2004. Based on MPF Program total dollar volume purchased from participating members, National City Bank of PA represented 88% of volume purchased for 2005 and accounted for 90% of the par value of mortgage loans outstanding for the Bank for the year ended December 31, 2005. In 2006, National

City is currently expected to consolidate its membership in another FHLBank district and cease to be a member of the Bank.

      Loan Portfolio Analysis. The Bank’s outstanding loans, nonaccrual loans and loans 90 days or more past due and accruing interest are as presented in the following table. The amount of forgone interest income on nonaccrual loans for the periods presented was less than $1 million. There was no cash basis interest income recorded in the periods presented.

	Year-ended December 31,

	2005	2004	2003	2002	2001

	(In thousands)

Loans to members	$47,492,959	$38,980,353	$34,662,219	$29,250,691	$29,311,173

Mortgage loans held for portfolio, net(1)	7,651,914	8,644,995	8,015,647	4,852,816	1,834,619

Nonaccrual mortgage loans	20,304	13,607	10,290	1,814	452

Mortgage loans past due 90 days or more and still accruing interest(2)	21,018	26,175	33,385	9,604	67,176

Banking on Business (BOB) loans, net(3)	10,653	9,545	8,487	—	—

Notes:

(1)	All of the real estate mortgages held in portfolio by the Bank are fixed-rate. Balances are reflected net of allowance for credit losses.

(2)	Government loans (e.g., FHA, VA) continue to accrue after 90 days or more delinquent.

(3)	Due to the nature of the program, all Banking on Business loans are considered nonaccrual loans. Balances are reflected net of allowance for credit losses

      Interest-bearing Deposits and Federal Funds Sold. At December 31, 2005, these short-term investments totaled $5.6 billion, an increase of 55.0% from the December 31, 2004 balance. The Bank is increasing its short-term liquidity in preparation for the implementation of new consolidated obligation repayment funding requirements by the Federal Reserve which will become effective in July 2006. See Item 2 — Liquidity and Funding Risk for further information.

      Investment Securities. The 21.9% increase in investment securities through December 31, 2005, was primarily due to an increase in mortgage backed securities (MBS). These investments are collateralized and provide a return that can significantly exceed the return on other types of investments. However, the amount that the Bank can invest in MBS is limited by regulation to 300% of capital. Because the level of capital increased in 2005, the Bank was able to increase its investment in MBS. The following tables summarize key investment securities portfolio statistics.

	As of December 31,

	2005	2004	2003

	(In thousands)

Trading securities:

State or local housing agency obligations	—	$222,000	$222,000

U.S. government-sponsored enterprises	—	—	—

Mortgage-backed securities	—	89,306	132,626

Total trading securities	—	$311,306	$354,626

Available-for-sale securities:

Equity mutual funds	$4,773	$4,533	$3,698

Mortgage-backed securities	326,524	626,606	357,515

Total available-for-sale securities	$331,297	$631,139	$361,213

Held-to-maturity securities:

Commercial paper	$149,405	$69,940	$239,889

State or local housing agency obligations	815,533	553,135	613,664

Other U.S. obligations	3,663	10,597	17,039

U.S. government-sponsored enterprises	556,260	200,000	679,573

Mortgage-backed securities	9,509,769	7,551,731	5,893,619

Total held-to-maturity securities	$11,034,630	$8,385,403	$7,443,784

      As of December 31, 2005, investment securities had the following maturity and yield characteristics.

	Book
	Value	Yield

	(Dollars in thousands)

Available-for-sale securities:

Equity mutual funds	$4,773	n/a

Mortgage-backed securities	326,524	4.52%

Total available-for-sale securities	$331,297	4.52%

Held-to-maturity securities:

Commercial paper due within one year	$149,405	4.38%

State or local housing agency obligations:

After one but within five years	307,203	4.03%

After five but within ten years	99,705	5.54%

After ten years	408,625	4.65%

Total state or local housing agency obligations	815,533	4.53%

Other U.S. obligations due within one year	$3,663	7.54%

U.S. government-sponsored enterprises:

Within one year	400,000	4.82%

After one but within five years	156,260	4.17%

Total U.S. government-sponsored enterprises	556,260	4.64%

Mortgage-backed securities	9,509,769	4.37%

Total held-to-maturity securities	$11,034,630	4.40%

      As of December 31, 2005, the held-to-maturity securities portfolio included unrealized losses of $220.4 million which are considered temporary. The basis for determination that these declines in fair value are temporary is explained in detail in Note 8.

      As of December 31, 2005, the Bank held securities from the following issuers with a book value greater than 10% of Bank total capital.

	Total	Total
	Book Value	Fair Value

	(In thousands)

Federal Home Loan Mortgage	$1,189,554	$1,158,860

Wells Fargo Mortgage Backed Securities Trust	1,051,011	1,038,871

J.P. Morgan Mortgage Trust	731,322	718,793

Countrywide Home Loans	593,228	577,684

Federal National Mortgage Association	557,457	526,905

Structured Asset Securities Corporation	479,240	465,078

Citigroup Mortgage Loan Trust	463,385	460,168

Bear Stearns Adjustable Rate Mortgages	458,378	452,647

Washington Mutual	409,993	395,553

Structured Adjustable Rate Mortgage Loan Trust	383,624	375,457

Lehman ABS Corporation	343,603	330,996

Total	$6,660,795	$6,501,012

      Deposits. At December 31, 2005, time deposits in denominations of $100,000 or more totaled $10.1 million. The table below presents the maturities for time deposits in denominations of $100,000 or more:

		Over	Over
		3 Months	6 Months
	3 Months	But Within	But Within
By Remaining Maturity at December 31, 2005	or Less	6 Months	12 Months	Total

(In thousands)

Time certificates of deposit $(100,000 or more)	$5,597	$4,500	$—	$10,097

      Short-term Borrowings. Borrowings with original maturities of one year or less are classified as short-term. The following is a summary of key statistics for the Bank’s short-term borrowings.

	Year-ended December 31,

	2005	2004	2003

	(Dollars in thousands)

Federal funds purchased and loans from other FHLBanks:

Outstanding balance at year-end	—	—	$60,000

Weighted average rate at year-end	—	—	0.91%

Daily average outstanding balance for the year	$91,533	$226,018	$354,285

Weighted average rate for the year	3.02%	1.38%	1.18%

Highest outstanding balance at any month-end	—	1,466,000	2,775,000

Securities under repurchase agreements:

Outstanding balance at year-end	—	—	—

Weighted average rate at year-end	—	—	—

Daily average outstanding balance for the year	8,782	3,048	189,097

Weighted average rate for the year	3.12%	1.43%	1.17%

Highest outstanding balance at any month-end	449,471	—	699,409
Mandatorily redeemable stock

Outstanding balance at year-end	16,731	18,208	—

Weighted average rate at year-end	3.00%	2.43%	—

Daily average outstanding balance for the year	19,417	4,577	—

Weighted average rate for the year	2.86%	5.43%	—

Highest outstanding balance at any month-end	21,457	18,208	—

Consolidated obligation discount notes:

Outstanding balance at year-end	14,580,400	15,160,634	11,536,705

Weighted average rate at year-end	4.13%	2.09%	0.91%

Daily average outstanding balance for the year	16,409,649	14,741,227	10,925,668

Weighted average rate for the year	3.23%	1.31%	1.12%

Highest outstanding balance at any month-end	21,715,136	18,650,485	12,559,158

Total short-term borrowings:

Outstanding balance at year-end	14,597,132	15,178,842	11,596,705

Weighted average rate at year-end	4.11%	2.12%	0.91%

Daily average outstanding balance for the year	16,529,381	14,974,870	11,469,050

Weighted average rate for the year	3.23%	1.33%	1.14%

      Contractual Obligations. The following table summarizes significant contractual obligations for the payment of liabilities by due date or by stated maturity date at December 31, 2005 at par.

		Less Than	One to Three	Four to Five
	Total	One Year	Years	Years	Thereafter

	(In thousands)

Consolidated obligations:

Bonds(1)	$53,109,962	$14,017,772	$18,879,660	$8,553,530	$11,659,000

Index amortizing notes(1)	3,606,824	—	158,242	2,064,823	1,383,759

Discount notes	14,620,012	14,620,012	—	—	—

Operating leases:

Premises	$10,302	$2,404	$7,034	$864	—

Equipment	177	60	117	—	—

Note:

(1)	Specific bonds or notes incorporate features, such as calls or indicies, that could cause redemption at different times than the stated maturity dates.

      Commitment and Off-balance Sheet Items. At December 31, 2005, the Bank is obligated to fund approximately $1.1 billion in additional loans to members, $17.7 million of mortgage loans, $892.8 million in outstanding standby letters of credit, $163 million in consolidated obligations and $40 million notional value of derivatives. The Bank had pledged as collateral cash and securities with a book value of $1.4 million to broker-dealers that have market exposure from the Bank related to interest rate exchange agreements. The Bank does not have any special purpose entities or any other type of off-balance sheet conduits.

      Retained Earnings. The Finance Board has issued regulatory guidance to the FHLBanks relating to capital management and retained earnings. The guidance directs each FHLBank to assess, at least annually, the adequacy of its retained earnings with consideration given to future possible financial and economic scenarios. The guidance also outlines the considerations that each FHLBank should undertake in assessing the adequacy of the Bank’s retained earnings.

      Beginning in the fourth quarter of 2003, the Bank’s Board of Directors limited the amount of dividends paid to 50% of quarterly net income estimated at time of payment. Prior to adopting this practice, the Bank had followed a practice of declaring quarterly dividends based in part upon the evaluation of the yield on alternative short-term high quality investments. During this time, to the extent that the dividend paid differed from the Bank’s quarterly net income, the Board drew upon or added to retained earnings.

      At December 31, 2005, Bank retained earnings stood at $188.5 million, representing an increase of $111.3 million, or 144.2%, over December 31, 2004. In increasing retained earnings to meet its longer-term target, currently established at $200 million, the Bank is likely to continue to pay out less than 100% of net income until the new target is met. The retained earnings target has not been established as a static figure; it is subject to modification as conditions warrant and, as a matter of policy, the Bank’s Board of Directors continues to evaluate this target in light of prevailing conditions. The Bank exceeded this target in early 2006. The following table summarizes the change in retained earnings:

	2005	2004	2003

	(In thousands)

Balance, beginning of the year	$77,190	$2,645	$(15,864)

Plus: net income	191,805	118,855	68,691

Less: dividends	80,516	44,310	50,182

Balance, end of the year	$188,479	$77,190	$2,645

Payout ratio (dividends/ net income)	42.0%	37.3%	73.1%

Operating Segment Results

      The following is management’s discussion and analysis of the Bank’s operating segment results for the years ended December 31, 2005, 2004 and 2003, which should be read in conjunction with Note 22 to the audited financial statements. Management’s discussion and analysis of the Bank’s operating segment results for the interim reporting period since the most recent fiscal year is included in the “Operating Segments Results” section of Exhibit 99.2 and incorporated herein by reference, and should be read in conjunction with Note 12 to the unaudited financial statements.

      The Bank operates two segments differentiated by products. The first segment entitled Traditional Member Finance encompasses a majority of the Bank’s activities, including but not limited to, providing loans to members; investments; and deposit products. MPF or Mortgage Finance segment purchases loans from members and funds and hedges the resulting portfolio.

      Results of segments are presented based on management accounting practices and the Bank’s management structure. There is no comprehensive, authoritative body of guidance for management accounting equivalent to Generally Accepted Accounting Principles. Therefore, the financial results of the segments are not necessarily comparable with similar information at other Banks or any other company.

      The management accounting process uses various balance sheet and income statement assignments and transfers to measure performance of the segment. Methodologies are refined from time to time as management accounting practices change. Borrowings are allocated to the Mortgage Finance segment based on loans outstanding. All remaining borrowings and all capital remain in the Traditional Member Finance business. The allowance for credit losses pertaining to mortgage loans held for portfolio is allocated to the Mortgage Finance segment and the allowance for credit losses pertaining to Banking on Business loans is allocated to Traditional Member Finance. Derivatives are allocated to segments consistent with hedging strategies. Cost incurred by support areas not directly aligned with the segment are allocated based on estimated usage of services.

      The following tables set forth the Bank’s financial performance by operating segment for the years ended December 31, 2005, 2004 and 2003.

	Traditional	MPF® or
	Member	Mortgage
	Finance	Finance	Total

	(In thousands)

2005

Net interest income	$236,213	$73,330	$309,543

Provision for credit losses	1,211	878	2,089

Other income (loss)	13,092	(5,690)	7,402

Other expenses	49,852	3,874	53,726

Income before assessments	198,242	62,888	261,130

Affordable Housing Program	16,240	5,134	21,374

REFCORP	36,400	11,551	47,951

Total assessments	52,640	16,685	69,325

Net income before cumulative effect of change in accounting principle	$145,602	$46,203	$191,805

Total assets	$65,246,297	$7,651,914	$72,898,211

2004

Net interest income	$118,345	$181,425	$299,770

Provision for credit losses	142	166	308

Other income (loss)	40,252	(141,901)	(101,649)

Other expenses	42,887	2,911	45,798

Income before assessments	115,568	36,447	152,015

Affordable Housing Program	10,259	2,975	13,234

REFCORP	23,020	6,694	29,714

Total assessments	33,279	9,669	42,948

Net income before cumulative effect of change in accounting principle	$82,289	$26,778	$109,067

Total assets	$52,423,603	$8,644,995	$61,068,598

	Traditional	MPF® or
	Member	Mortgage
	Finance	Finance	Total

	(In thousands)

2003

Net interest income	$71,292	$207,438	$278,730

Provision (benefit) for credit losses	(6,428)	(147)	(6,575)

Other income (loss)	(623)	(152,961)	(153,584)

Other expenses	36,591	1,634	38,225

Income before assessments	40,506	52,990	93,496

Affordable Housing Program	3,306	4,326	7,632

REFCORP	7,440	9,733	17,173

Total assessments	10,746	14,059	24,805

Net income before cumulative effect of change in accounting principle	$29,760	$38,931	$68,691

Total assets	$45,135,220	$8,015,647	$53,150,867

      Results of Operations. Total net income increased $82.7 million for 2005 versus 2004. This increase was due to an increase of $63.3 million in the net income of the Traditional Member Finance segment and an increase of $19.4 million in the Mortgage Finance segment net income.

      Traditional Member Finance Segment. The increase in net income in this segment resulted from the combination of an increase in net interest income of $117.9 million, a decrease in other income of $27.2 million and an increase in assessments of $19.4 million. The increase in net interest income was due to higher levels of interest-earning assets due to higher loans to members. This benefit was offset in part by a slightly smaller net interest spread. For a discussion of the change in other income, see the Earnings Performance section.

      Mortgage Finance Segment. A decrease in other loss of $136.2 million, partially offset by a decrease in net interest income of $108.1 million and an increase in assessments of $6.9 million, contributed to the increase in net income for this segment. The decline in net interest income and the decline in other loss were due to the effects of the termination of certain economic hedges. For further discussion of the effects of derivatives on net interest income and other income (loss) see the Earnings Performance section. Total assets have declined in this segment which is consistent with the Bank’s strategy of limiting growth in this product.

Selected Quarterly Financial Data (unaudited)

      The following is a summary of the Bank’s unaudited quarterly operating results for each quarter for the two years ended December 31, 2005. The Bank’s quarterly operating results for the first quarter 2005 and all quarterly periods in 2004 have been restated to make corrections in the application of SFAS 133 and certain other adjustments. The Bank’s restatement is fully described in the section entitled Restatement of Financial Statements within Management’s Discussion and Analysis of Financial Condition and Results of Operations and Item 13 — Financial Statements and Supplementary Data (see Note 1 to the Bank’s audited financial statements).

	2005

	First Quarter

	Previously	As	Second	Third	Fourth
	Reported	Restated	Quarter	Quarter	Quarter

	(In thousands)

Interest income	$438,799	$463,558	$563,331	$655,834	$769,076

Interest expense	386,717	386,200	486,162	577,937	691,957

Net interest income before provision	52,082	77,358	77,169	77,897	77,119

Provision for credit losses	44	637	297	(102)	1,257

Net interest income after provision	52,038	76,721	76,872	77,999	75,862

Other income	8,156	34,948	(53,646)	24,236	1,864

Other expense	13,552	12,488	13,128	13,604	14,506

Assessments	12,385	26,324	2,690	23,527	16,784

Net income	$34,257	$72,857	$7,408	$65,104	$46,436

Earnings per share		$2.94	$0.27	$2.20	$1.46

	2004

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter

	Previously	As	Previously	As	Previously	As	Previously	As
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated

	(In thousands)

Interest income	$251,510	$300,482	$258,482	$305,900	$322,012	$362,243	$380,675	$414,647

Interest expense	226,033	229,841	235,428	236,620	283,309	282,593	333,347	334,448

Net interest income before provision	25,477	70,641	23,054	69,280	38,703	79,650	47,328	80,199

Provision for credit losses	12	(668)	(42)	(593)	83	477	113	1,092

Net interest income after provision	25,465	71,309	23,096	69,873	38,620	79,173	47,215	79,107

Other income	16,866	(95,349)	3,171	86,844	5,041	(85,288)	10,445	(7,856)

Other expense	10,461	11,063	9,025	9,686	12,879	12,049	8,868	13,000

Assessments	10,687	(6,716)	4,574	39,008	8,167	(4,819)	12,945	15,475

Income before cumulative effect of change in accounting principle	21,183	(28,387)	12,668	108,023	22,615	(13,345)	35,847	42,776

Cumulative effect of change in accounting principle	8,413	9,788	—	—	—	—	—	—

Net income	$29,596	$(18,599)	$12,668	$108,023	$22,615	$(13,345)	$35,847	$42,776

Earnings per share		$(0.77)		$4.07		$(0.47)		$1.62

Mortgage Partnership Finance® (MPF®) Program (Mortgage Loans Held for Portfolio)

      The Mortgage Partnership Finance (MPF) Program was created by the FHLBank of Chicago in 1997 to provide members with another secondary mortgage market alternative. The MPF Program is designed around the principles of partnership and risk sharing, allocating the risks of fixed-rate housing finance between the Bank and its members to take advantage of their relative strengths. The distinctive feature of the MPF Program and benefit for its members is that, rather than paying a guaranty fee to another secondary market participant, members are paid credit enhancement fees for sharing in the risk of loss on mortgage loans sold to the Bank. Members have direct knowledge of their mortgage markets and have developed expertise in underwriting and servicing residential mortgage loans. By allowing members to originate mortgage loans, whether through retail or wholesale operations, and to retain servicing of mortgage loans, the MPF Program gives control of the functions that relate to credit risk to its members. The credit enhancement structure motivates members to minimize loan losses on mortgage loans sold to the Bank. The Bank is responsible for managing the interest rate risk, prepayment risk, liquidity risk and a portion of the credit risk associated with the mortgage loans.

      The Bank participates in the MPF Program through an agreement with the FHLBank of Chicago. The FHLBank of Chicago provides program and operational support to the Bank and its members. The mortgage loan assets acquired by the Bank under the MPF Program generally have the credit risk exposure of double-A rated mortgage assets to meet the credit risk sharing structure mandated by Finance Board regulation. The regulation requires the mortgage loans to be purchased by the Bank from its members and to be credit enhanced in part by its members. The FHLBank of Chicago has the financial models necessary to evaluate each loan purchased and its models indicate the credit enhancement necessary to achieve various credit rating levels.

      The Bank generally acquires whole loans from its members but may also acquire loans from a member of another FHLBank. The Bank may also acquire mortgage loan participations from other FHLBanks. The mortgage loans are qualifying conventional conforming and government fixed-rate mortgage loans secured by one-to-four family residential properties with maturities ranging from five to 30 years.

Mortgage Loan Portfolio

      As of December 31, 2005, the par value of the Bank’s mortgage loan portfolio totaled $7.6 billion, a decrease of $0.9 billion, or 11.0%, from the December 31, 2004, balance of $8.5 billion. These balances were approximately 10.4% and 13.9% of period-end total assets, respectively. The average mortgage loan portfolio balance for 2005 was $8.3 billion, a decrease of $0.3 billion or 3.1% from 2004. These decreases were primarily due to paydowns exceeding new purchases. The tables below present additional mortgage loan portfolio statistics and portfolio balances categorized by term and product.

	2005	2004	2003

	(Dollars in thousands)

Mortgage loans net interest income	$401,742	$405,775	$371,713

Average mortgage loans portfolio balance	$8,311,338	$8,576,381	$8,052,681

Average yield	4.83%	4.73%	4.62%

Weighted average coupon	5.83%	5.65%	5.74%

Weighted average estimated life	5.1 years	6.2 years	5.2 years

	December 31,	December 31,
	2005	2004

	(In thousands)

Fixed-rate 15-year single-family mortgages	$1,529,441	$1,808,119

Fixed-rate 20 and 30-year single-family mortgages	6,029,531	6,706,276

Subtotal par value	7,558,972	8,514,395

Unamortized premiums	97,055	123,981

Unamortized discounts	(27,444)	(27,773)

SFAS 133 hedging adjustments	23,988	35,072

Total mortgage loans held for portfolio	7,652,571	$8,645,675

Less: Allowance for loan losses	657	680

Total mortgage loans, net of allowance for loan losses	$7,651,914	$8,644,995

	December 31, 2005		December 31, 2004

	Balance	Percent	Balance	Percent

	(Dollars in thousands)

Conventional loans:

Original MPF	$435,853	5.8	$372,342	4.4

MPF Plus	6,385,090	84.4	7,063,411	82.9

Total conventional loans	6,820,943	90.2	7,435,753	87.3

Government-insured loans:

Original MPF for FHA/ VA	740,307	9.8	1,081,045	12.7

Subtotal par value	7,561,250	100.0	8,516,798	100.0

Less: Other real estate owned	2,278		2,403

Total par value	$7,558,972		$8,514,395

      The following table presents a geographic breakdown of the mortgage loans held by the Bank according to participating member loan originations and based on the unpaid principal balance at the end of each period.

	December 31,	December 31,
	2005	2004

Midwest (IA, IL, IN, MI, MN, ND, NE, OH, SD and WI)	20.0%	20.0%

Northeast (CT, DE, MA, ME, NH, NJ, NY, PA, PR, RI, VI and VT)	20.8	18.0

Southeast (AL, DC, FL GA, KY, MD, MS, NC, SC, TN, VA and WV)	27.3	29.0

Southwest (AR, AS, CO, KS, LA, MO, NM, OK, TX and UT)	16.9	17.0

West (AK, CA, GU, HI, ID, MT, NV, IR, WA and WY)	15.0	16.0

Total	100.0%	100.0%

      Participating Financial Institution (PFI) Agreement. Each PFI has executed a PFI Agreement with the Bank. The purpose of this PFI Agreement is to: (1) establish the member as an approved seller of mortgages to the Bank and an approved servicer of mortgages held by the Bank; and (2) to provide the terms and conditions for the origination, purchase, and servicing of the mortgages to be purchased by the Bank. Under the terms of the PFI Agreement, the Bank has no obligation to enter into any commitment to purchase loans or accept delivery. However, once the Bank enters into a delivery commitment, it is binding on both the PFI and the Bank.

      Mortgage Loan Purchases. Mortgage loans are purchased directly from PFIs which deliver mortgage loans by first obtaining a delivery commitment which is a binding commitment between the PFI and the Bank. Delivery commitment terms indicate a specific rate of interest, have a specified term and are to be delivered within a specified time period. Prior to requesting funding for a mortgage loan, the PFI must designate under which delivery commitment the loan will be funded and must submit certain data concerning the loan so that a credit enhancement analysis and calculation can be completed. Typically, except for a minimal tolerance, the amount of the mortgage loans funded under a delivery commitment may not exceed the amount of the delivery commitment. Delivery commitments that exceed the minimal tolerance or are not fully funded by their expiration date are subject to pair-off fees or extension fees which protect the Bank against changes in market prices.

      As of December 31, 2005, 54 members were approved participants in the MPF Program. Of the Bank’s ten largest members, five members have executed PFI agreements: PNC Bank, NA; Sovereign Bank; Chase Manhattan Bank, USA, NA; National City Bank of PA; and Citicorp Trust Bank, FSB. Based on MPF Program total dollar volume purchased from participating members, National City Bank of PA represented 88% of volume purchased for 2005 and accounted for 90% of the par value of mortgage loans outstanding for the Bank for the year ended December 31, 2005. Due to this concentration, the Bank works closely with National City Bank to regularly monitor purchases. In 2006, National City is currently expected to substantially reduce their participation in the MPF Program and unless the Bank can obtain additional mortgage loan volume from other PFIs, the Bank’s business, financial condition and results of operations may be adversely affected by the reduced volume of loans available for the MPF Program.

      Mortgage Loan Participations. The services agreement described below allows for the sale of participation interests to other FHLBanks, institutional third party investors approved of in writing by the FHLBank of Chicago and the member that provided the credit enhancement. The Bank has regularly sold participation interests in purchased mortgage loans to the FHLBank of Chicago as the services agreement provides for a 25% or greater participation in purchased mortgage loans to compensate for the transaction processing services provided by the FHLBank of Chicago. For the year ended December 31, 2005, the volume of participation interests sold to the FHLBank of Chicago was $289 million. The Bank has not sold any interests in mortgage loans to any FHLBank, other than the FHLBank of Chicago, since fiscal year 2000. The outstanding principal balance of participation interests sold prior to fiscal 2000 to other FHLBanks as of December 31, 2005, was $29.0 million (comprised of $25.8 million to the FHLBank of Atlanta and $3.2 million to the FHLBank of Dallas). The Bank has not purchased any participation interests in mortgage loans from other FHLBanks since 1999 and currently holds no participations in other FHLBank mortgage loans. The Bank is responsible for evaluating, monitoring, and initially certifying to any FHLBank participant the creditworthiness of each relevant member PFI. This certification is provided at least annually thereafter. The Bank is responsible for enforcing any obligations under the PFI Agreement with each member PFI. The volume of mortgage loan purchases by product is shown in the table below.

	December 31, 2005		December 31, 2004		December 31, 2003

	Balance	Percent	Balance	Percent	Balance	Percent

	(In thousands, except percentages)

Conventional loans:

Original MPF	$130,638	10.7	$159,937	4.2	$330,327	2.3

MPF Plus	1,091,683	89.3	3,564,973	94.6	11,777,565	82.3

Total conventional loans	1,222,321	100.0	3,724,910	98.8	12,107,892	84.6

Government-insured loans:

Original MPF for FHA/ VA	—		43,902	1.2	2,197,790	15.4

Total volume of mortgage loan purchases, at par value	1,222,321	100.0	3,768,812	100.0	14,305,682	100.0

Less: volume participated to the FHLBank of Chicago	288,694		925,997		7,737,232

Volume retained by the Bank, at par	$933,627		$2,842,815		$6,568,450

      Under current market conditions, the size and volume of the Bank’s mortgage loan program would not be significantly affected if the FHLBank of Chicago could not purchase additional mortgage loan volume. The Bank has several available options to limit growth in its mortgage balances. If the Bank was faced with volume expectations that exceeded its acquisition plans, the Bank would first offer to sell mortgage loans to other FHLBanks. Also, the Bank’s PFI Agreement does not obligate the Bank to purchase mortgage loans from PFIs. In addition, in select instances, the Bank has imposed monthly delivery limits on certain PFIs. The Bank would work with PFIs to adjust volume limits, as necessary.

      Restricted Securities. The Bank does not package any mortgage loan production into mortgage-backed securities. However, the Bank, along with several other FHLBanks, participated in a Shared Funding Program, which was administered by an unrelated third party. This program allows mortgage loans originated through the MPF Program and the related credit enhancements to be sold to a third party sponsored trust and pooled into securities. The FHLBank of Chicago purchased the pooled securities, which are rated at least double-A, and either retained or partially sold them to other FHLBanks. The collateral underlying these investments is mortgages purchased from PFIs. These securities are not publicly traded, are not guaranteed by any of the FHLBanks, and have certain sale restrictions. The amortized cost of the Bank’s share of these securities was $69.4 million and $90.4 million as of December 31, 2005 and 2004, respectively.

Servicing

      Services Agreement with the FHLBank of Chicago. In April 1999, the Bank and the FHLBank of Chicago entered into a services agreement, which sets forth the terms and conditions of the Bank’s participation in the MPF Program. The Bank and the FHLBank of Chicago have agreed that the Bank will compensate the FHLBank of Chicago for its transaction processing services by selling at least a 25% participation interest in the mortgage loans funded by the Bank. The percentage in individual mortgage loans may vary from transaction to transaction by agreement between the Bank and the FHLBank of Chicago. In the event of losses on participated loans, losses after certain adjustments are first applied to each participant’s first loss account on a pro-rata basis, then to the credit enhancement obligation of the PFI or supplemental mortgage insurance as indicated by the particular MPF product. Further losses are shared based on the participation interests of the Bank and the FHLBank of Chicago. Under the services agreement, there are no minimum sales levels or transaction fees.

      The MPF Program agreement with the FHLBank of Chicago has been renegotiated effective April 30, 2006. The significant changes resulting from this renegotiation are summarized as follows: (1) the contract will have no set term and will be cancelable by either party with 180 days’ prior notice; (2) the Bank will no longer sell at least 25% participation interest to the FHLBank of Chicago, but will be charged annual transaction fees which are subject to change annually, ranging from 0.05% to 0.35% based on current volume; and (3) the Bank will still have options to limit growth in its mortgage balances by choosing not to buy any loans on any day, or by selling participations to other FHLBanks or any member of the FHLB System. The FHLB of Chicago will be compensated for continuing to conduct quality assurance reviews of the mortgage loans. Sales of participations in mortgage loans purchased by the Bank may be made to other FHLBanks or members of the FHLB System contemporaneously with the purchase of such loans or at any time subsequent to the purchase. Generally, participations in mortgage loans sold contemporaneously will be sold at the same price as purchased by the Bank. Participations that are sold subsequent to the purchase of the mortgage loans by the Bank generally will be sold at current market prices. The credit enhancement obligations of the PFI and the credit enhancement fees paid by the Bank are integral parts of the MPF mortgage loans and cannot be stripped off or otherwise separated from the underlying mortgage loans. Thus, the credit enhancement will be conveyed with a sale of a 100% participation in a mortgage loan; if the participation is for less than 100% of the loan, the credit enhancement fee will be shared on a pro rata basis to the extent of the shares of the Bank and the participant.

      Mortgage loans are purchased directly from PFIs through the transactional services provided by the FHLBank of Chicago. As part of the services provided, the FHLBank of Chicago establishes daily pricing for mortgage loans and provides reporting for both the PFI and Bank. It also acts as the master custodian and master servicer for the Bank and provides the necessary quality control services on purchased mortgage loans. See Exhibit 10.7 for more information about the services agreement.

      Mortgage Loan Servicing. Under the program, PFIs may retain or sell servicing to third parties. The Bank does not service loans or own any servicing rights. The Bank must approve any transfers of servicing to third parties. The FHLBank of Chicago acts as the master servicer for the Bank and has contracted with Wells Fargo Bank, N.A., to fulfill the master servicing duties. The Bank pays the PFI or third party servicer a servicing fee to perform these duties; the fee is generally 25 basis points for conventional loans.

      The risks to the Bank include improper servicing and/or default by the PFI or third party servicer. The Bank has in place several controls or contractual terms to mitigate these risks. As master servicer, the

FHLBank of Chicago must bring any material concerns to the attention of the Bank. Minor lapses in servicing, such as reporting delays, are charged to the PFI rather than included in determining a loss on a mortgage loan. Major lapses in servicing could result in a PFI’s servicing rights being terminated for cause and the servicing of the particular mortgage loans being transferred to a new servicer. No PFI’s servicing rights have been terminated for cause in the history of the MPF Program.

Credit Exposure

      Underwriting Standards. Purchased mortgage loans must meet certain underwriting standards established in the MPF Program guidelines. Key standards and/or eligibility guidelines include the following loan criteria:

•	Conforming loan size, established annually; the conforming loan size is set the same as the size limits established annually by Fannie Mae and Freddie Mac

•	Fixed-rate, fully-amortizing loans with terms from five to 30 years

•	First lien mortgages

•	95% maximum loan-to-value; all loan-to-value ratios are based on the loan purpose, occupancy and borrower citizenship status; all loans with loan-to-value ratios above 80% require primary mortgage insurance coverage

•	Owner-occupied dwellings and second family residences

•	Unseasoned or current production with up to five payments made by the borrowers.

      The FHLBank of Chicago conducts a quality assurance review of the PFI’s initial mortgage loan deliveries. The PFI is required to purchase or repurchase any mortgage loans that are determined to be ineligible and for which the ineligibility cannot be cured.

      Under the MPF Program, the FHLB of Chicago and the PFI both conduct quality assurance reviews of the mortgage loans to ensure compliance with MPF Program requirements. Under the Program, individual loans which fail these reviews are required to be repurchased by the PFI at par. Additionally, government-insured FHA and VA residential mortgage loans which are past due 90 days or more are permitted to be repurchased by the PFI. While the repurchase of these government mortgage loans is not required, PFIs have exercised their option to repurchase these loans. For the years 2005 and 2004, the total funded amount of repurchased mortgage loans was $30.7 million and $11.8 million, or 3.3% and 0.4% of total funded loans, respectively.

      Layers of Loss Protection. The Bank is required to put a credit enhancement structure in place that assures that the Bank’s exposure to credit risk on mortgage loans is no greater than that of a mortgage asset rated at least double-A. A portion of the credit enhancement may be provided by insurance, but in all cases, the PFI must bear a specified portion of the direct economic consequences of actual loan losses on the individual mortgage loans or pool of loans. Each MPF product structure has various layers of loss protections which are described below. The first layer of protection with all products is the borrower’s equity in the real property securing the loan. As is customary for conventional mortgage loans, the next layer of loss protection comes from primary mortgage insurance issued by qualified mortgage insurance companies. Such coverage is required for mortgage loans with a loan-to-value ratios greater than 80%.

Layer	Original MPF	MPF Plus

First	Borrower’s equity in the property	Borrower’s equity in the property

Second	Primary mortgage insurance (if applicable)	Primary mortgage insurance (if applicable)

Third	Bank first loss account (allocated amount)	Bank first loss account (upfront amount)

Fourth	PFI credit enhancement amount	Supplemental mortgage insurance and/or PFI credit enhancement amount, if applicable

Final	Bank loss	Bank loss

      First Loss Account and Credit Enhancement. The risk of loss in mortgage loans sold to the Bank by a PFI is shared between the Bank and the PFI by structuring potential losses on conventional mortgage loans into layers with respect to each pool of mortgage loans purchased or funded by the Bank. Losses for each loan pool that are not paid by primary mortgage insurance are recorded in the financial statements up to an agreed upon amount, called a first loss account, which represents the third layer of loss protection shown above. The first loss account is either an account which builds over time or an amount equal to an agreed-upon percentage of the aggregate balance of the mortgage loans purchased. The type of first loss account is established by MPF product. The Bank does not receive fees in connection with the first loss account.

      Losses for each loan pool in excess of the first loss account up to an agreed upon amount, called the credit enhancement amount, are covered by the PFI and/or supplemental mortgage insurance and represent the fourth layer of loss protection. The PFI’s credit enhancement amount for each pool of loans, together with any primary mortgage insurance or supplemental mortgage insurance coverage, is sized to equal the amount of losses in excess of the first loss account to the equivalent of a double-A rated mortgage investment. The financial model used by the FHLBank of Chicago provides an analysis of each pool of loans that is comparable to a methodology that a Nationally Recognized Statistical Rating Organization would use in determining credit enhancement levels when conducting a rating review of the asset or pool of assets in a securitization transaction. By undertaking to credit enhance each loan pool, the PFI maintains an interest in the performance of the mortgage loans it originates or sells to and services for the Bank. For managing this risk, the PFI is paid a monthly credit enhancement fee by the Bank. Credit enhancement fees are recorded as an offset to mortgage loan net interest income in the statement of operations. For the years ended December 31, 2005, 2004 and 2003, the credit enhancement fees were $9.4 million, $9.2 million, and $7.7 million, respectively. Performance based credit enhancement fees paid are offset with losses absorbed through the first loss account.

      The differences between the Original MPF and MPF Plus products, other than the use of supplemental mortgage insurance coverage, are contained in the first loss account and the ability to recapture the performance based credit enhancement fees paid to the PFIs. First loss accounts for both products are notational accounts for the Bank, and therefore, there are no cash flows associated with recording first loss accounts. The product differences are described in more detail below.

      Original MPF. In Original MPF, the first loss account starts out at zero on the day the first loan is purchased and generally increases steadily over the life of the loans. Loan losses not covered by primary mortgage insurance, but not to exceed the first loss account, are deducted from the first loss account and recorded as losses by the Bank for financial reporting purposes. Any loan loss in excess of the first loss account is paid by the PFI but not to exceed the aggregate credit enhancement amount. The PFI is paid a monthly credit enhancement fee, typically 10 basis points annually, based on the aggregate outstanding balance of the mortgage loans in the commitment. Over time, the first loss account is expected to cover normal and expected losses on a pool of loans, although early losses could exceed the first loss account and be charged to the PFI’s credit enhancement amount. Loan losses in excess of both the first loss account and the credit enhancement amount are unlikely, but if any such losses should occur, they would be recorded as losses by the Bank based on the Bank’s participation interest.

      MPF Plus. In MPF Plus, the first loss account is generally an amount equal to the agreed-upon percentage of the aggregate balance of the mortgage loans purchased in the pool. Loan losses not covered by primary mortgage insurance, but not to exceed the first loss account established for each master commitment, are recorded in the financial statements of the Bank. The PFI is required to provide a supplemental mortgage insurance policy covering the mortgage loans with a deductible equal to the first loss account. Any loan losses in excess of the first loss account are normally covered by the supplemental mortgage insurance. Losses not covered by the first loss account or supplemental mortgage insurance are charged against the PFI’s credit enhancement amount, if any. The PFI may or may not have a direct credit enhancement amount. Credit enhancement fees are generally 13 or 14 basis points annually and apportioned about equally between two components: a fixed component and a performance based component. The performance based component is available as a recapture to any loan losses recorded by the Bank up to the amount of the first loss account. The Bank holds twelve months of the performance based credit enhancement fees as a reserve payable to the PFI to recover losses against the first loss account. Beginning in the thirteenth month the performance-based credit enhancement fees are paid to the PFI monthly. The amount of this payable was $4.8 million and $4.6 million as of December 31, 2005 and 2004, respectively. Losses in excess of the first loss account, supplemental mortgage insurance coverage and PFI’s credit enhancement amount are unlikely, but if any such final losses should occur, they would be recorded as losses by the Bank based on the Bank’s participation interest.

      The following are outstanding balances in the first loss accounts for the Original MPF and MPF Plus products:

	Original MPF	MPF Plus	Total

	(In millions)

December 31, 2005	$0.4	$44.5	$44.9

December 31, 2004	$0.3	$41.5	$41.8

December 31, 2003	$0.2	$32.2	$32.4

      Original MPF for FHA/ VA. Only government-insured mortgage loans are eligible for sale under this product. The PFI provides and maintains FHA insurance or a VA guaranty for the government-insured mortgage loans. The PFI is responsible for compliance with all FHA or VA requirements and for obtaining the benefit of the FHA insurance or the VA guaranty with respect to defaulted government mortgage loans. The PFI’s servicing obligations are essentially identical to those undertaken for servicing loans of a Government National Mortgage Association security. Since the PFI servicing these mortgage loans takes the risk with respect to amounts not reimbursed by either the FHA or VA, the product results in the Bank having mortgage loans that are expected to perform the same as Government National Mortgage Association securities. The PFI is paid a monthly government loan fee equal to two basis points annually based on the month-end outstanding aggregate principal balance of the pool of loans. Only PFIs that are licensed or qualified to originate and service FHA and VA loans are eligible to sell and service government-insured mortgage loans under the MPF Program. In addition, PFIs must maintain a mortgage loan delinquency ratio that is acceptable to the FHLBank of Chicago and be comparable to the national average and/or regional delinquency rates as published by the Mortgage Bankers Association.

      Allowance for Credit Losses. The Bank purchases government-insured FHA and VA residential mortgage loans and conventional fixed-rate residential mortgage loans. Because the credit risk on the government-insured loans is predominantly assumed by the FHA and VA, only conventional mortgage loans are evaluated for an allowance for credit losses. The Bank’s conventional mortgage loan portfolio is comprised of large groups of smaller-balance homogeneous loans made to consumers that are secured by residential real estate. See Notes 2 and 11 to the audited financial statements for additional information on the allowance for credit losses. See the Credit Risk section for additional information on non-accrual and delinquent mortgage loan balances. The allowances for credit losses on mortgage loans at December 31, 2005, 2004, 2003, 2002 and 2001, were as follows:

	December 31,

	2005	2004	2003	2002	2001

	(In thousands)

Balance, at the beginning of period	$680	$514	$661	$91	$15

Charge-offs	(324)	—	—	—	—

Recoveries	—	—	—	—	—

Net (charge-offs) recoveries	(324)	—	—	—	—

Provision (benefit) for credit losses	301	166	(147)	570	76

Balance, at end of period	$657	$680	$514	$661	$91

      The ratio of net (charge-offs) recoveries to average loans outstanding was less than 1 basis point for the years ended December 31, 2005, 2004, 2003, 2002, and 2001.

      Other Real Estate Owned. When the Bank foreclosures on a delinquent nonaccrual mortgage loan, the carrying value of the loan is reclassified to other assets as real estate owned (REO) at the lower of cost or fair value less selling expenses. If this value of the REO property is lower than the carrying value of the loan then the difference is recorded as a charge-off to the allowance for loan losses. If the fair value of the REO property is higher than the carrying value of the loan, then the REO property is recorded in other assets at the carrying value of the loan. If a charge-off is required, the fair value less estimated costs to sell the property becomes the new cost basis for subsequent accounting. A PFI is charged with the responsibility for disposing of real estate on defaulted mortgage loans on behalf of the Bank. Once a property has been sold, the PFI presents a summary of the gain or loss for the individual mortgage loan to the master servicer for reimbursement of the loss. Gains on the sale of REO property are held and offset by future losses in the pool of loans, ahead of any remaining balances in the first loss account. Losses are deducted from the first loss account, if it has not been fully used. As of December 31, 2005 and 2004, the Bank held $2.3 million and $2.4 million, respectively, of other real estate owned.

Capital Resources

      The following is management’s discussion and analysis of the Bank’s capital resources as of December 31, 2005, which should be read in conjunction with Note 15 to the audited financial statements. Management’s discussion and analysis of the Bank’s capital resources for the interim reporting period since the most recent fiscal year is included in the “Capital Resources” section of Exhibit 99.2 and incorporated herein by reference, which should be read in conjunction with Note 9 to the unaudited financial statements.

      Liquidity and Funding. Please refer to the complete presentation of the Bank’s liquidity and funding risk analysis in Item 2 — Liquidity and Funding Risk.

      Capital Plan. Under Finance Board implementation of the GLB Act, the Bank was required to adopt and maintain a plan (capital plan) subject to Finance Board approval. The Finance Board approved the Bank’s capital plan on May 8, 2002, and it was implemented on December 16, 2002. Under the capital plan, the Bank replaced its previous capital stock subscription structure. All outstanding capital stock was replaced with shares of new capital stock at a one-for-one exchange rate. Only one existing member declined to participate in the exchange. As intended, the implementation of the Bank’s capital plan resulted in a net reduction in the Bank’s capital of $48.1 million. No member has voluntarily withdrawn from membership since the Bank converted its stock under its capital plan; however, one member has provided notice of its intent to withdraw from membership which will become effective in 2010. The total amount of this pending stock redemption is $3.9 million. In 2005 and 2004, the Bank repurchased $29.6 million and $19.1 million of capital stock related to out-of-district mergers. See Note 15 of the audited financial statements for additional information.

      Under the capital plan, member institutions are required to maintain capital stock in an amount equal to no less than the sum of three amounts: (1) a specified percentage of their outstanding loans from the Bank; (2) a specified percentage of their unused borrowing capacity (defined generally as the remaining collateral value that can be borrowed against) with the Bank; and (3) a specified percentage of the principal balance of residential mortgage loans previously sold to the Bank and still held by the Bank (any increase in this percentage will be applied on a prospective basis only). These specified percentages may be adjusted by the Bank’s Board of Directors within pre-established ranges as contained in the capital plan. See Item 11. Description of Bank Securities to be Registered for additional information. These specified percentage ranges and established rates are as follows:

		Percentages
		Established as of
	Specified	December 31,
	Percentage Ranges	2005

Outstanding member loans	4.5 to 6.0%	4.55%

Unused borrowing capacity	0.0 to 1.5%	0.55%

Outstanding residential mortgages previously sold to and held by the Bank	0.0 to 4.0%	0.0%

      The stock purchase requirement for unused borrowing capacity is referred to as the membership capital stock purchase requirement because it applies to all members. The other two stock purchase requirements are referred to as activity-based requirements. The Bank determines membership capital stock purchase requirements by considering the aggregate amount of capital necessary to prudently capitalize the Bank’s business activities. The amount of capital is dependent upon the size of the current balance sheet, expected members’ borrowing requirements and other forecasted balance sheet changes. As required by Finance Board regulation, the Bank’s Board of Directors is required to evaluate its capital requirements periodically and to make adjustments as warranted and as permitted under the Bank’s capital plan. The Bank’s Board utilizes the flexibility designed into the capital plan to provide what it deems to be the best overall capitalization profile to enhance stockholder value, consistent with the safe and sound operation of the Bank.

      Prior to the implementation date of the Bank’s capital plan, the Bank operated under a “subscription” capital structure. Under that structure, a single class of capital stock was issued to members pursuant to a statutory formula. In accordance with that formula, each member was required to purchase stock in an amount equal to the greater of: (1) $500; (2) one percent of the mortgage loan principal on the member’s balance sheet; or (3) five percent of the Bank loans outstanding to the member. The stock was redeemable by members that sought to withdraw from Bank membership upon six months’ prior written notice to the Bank. Upon redemption, a member was entitled to receive the amount it originally paid for the stock.

      The subscription capital structure did not prescribe specific minimum levels for the Banks. However, the Finance Board, by regulation, had required the Banks to comply with a leverage limit based on a ratio of each Bank’s assets to its capital. This requirement generally provided that a Bank’s total assets could not exceed 21 times total capital. A Bank whose non-mortgage assets, after deducting deposits and capital, did not exceed eleven percent of its total assets was permitted to operate under a higher leverage limit such that its total assets may be up to 25 times its total capital. This leverage limit ceased to apply to the Bank upon the implementation of its capital plan and the new capital requirements described below now apply to the Bank.

      Dividends. Under regulation, the Bank may pay dividends from previously retained earnings and current earnings. Dividends paid to members are based on the average capital stock held for the dividend period. The Bank’s Board of Directors may declare and pay dividends in either cash or capital stock; the Bank currently pays a cash dividend. Since the fourth quarter 2003, the Bank has limited its dividend to no more than 50% of the net income earned during the dividend period. The Bank’s Board of Directors has established a target for retained earnings of $200 million. In order to build retained earnings to reach this target, the Bank’s Board of Directors is likely to continue to declare dividends lower than would otherwise be declared. The Board of Directors of the Bank will continue to review the targeted amount on a regular basis. For more information, please refer to the Risk Factor entitled “Proposed Finance Board capital regulation could adversely affect the Bank’s ability to pay dividends.”

Risk-Based Capital (RBC)

      The Bank became subject to the Finance Board’s Risk-Based Capital (RBC) regulations upon implementation of its capital plan on December 16, 2002. This regulatory framework requires the Bank to maintain sufficient permanent capital, defined as retained earnings plus capital stock, to meet its combined credit risk, market risk and operational risk. Each of these components is computed as specified in directives issued by the Finance Board.

	December 31,	December 31,
	2005	2004

	(In thousands)

Permanent capital:

Capital stock(1)	$3,095,314	$2,714,010

Retained earnings	188,479	77,190

Total permanent capital	$3,283,793	$2,791,200

Risk-based capital requirement:

Credit risk capital	$179,986	$176,855

Market risk capital	204,080	182,925

Operations risk capital	115,220	107,934

Total risk-based capital	$499,286	$467,714

Note:

(1)	Capital stock includes mandatorily redeemable capital stock

      The Bank held excess permanent capital over RBC requirements of $2,784.5 million and $2,323.5 million at December 31, 2005 and 2004, respectively.

      Credit Risk Capital. The Bank’s credit risk capital requirement is determined by adding together the credit risk capital charges computed for assets, off-balance-sheet items, and derivative contracts based on the credit risk percentages assigned to each item as required by the Finance Board.

      Market Risk Capital. The Bank’s market risk capital requirement is determined by adding together the market value of the Bank’s portfolio at risk from movements in interest rates and the amount, if any, by which the Bank’s current market value of total capital is less than 85% of the Bank’s book value of total capital as of the measurement calculation date. The market value of the Bank’s capital has not declined below 85% of its book value since the inception of the RBC regulations. The Bank calculates the market value of its portfolio at risk and the current market value of its total capital by using an internal market risk model that has been examined and approved by the Finance Board and is also subject to annual independent validation.

      The market risk component of the overall RBC framework is designed around a “stress test” approach. Simulations of several hundred historical market interest rate scenarios are generated and, under each scenario, the hypothetical beneficial/adverse effects on the Bank’s current market value of equity are determined. The hypothetical beneficial/adverse effect associated with each historical scenario is calculated by simulating the effect of each set of market conditions upon the Bank’s current risk position, which reflects current assets, liabilities, derivatives and off-balance-sheet commitment positions as of the measurement date.

      From the resulting simulated scenarios, the most severe deterioration in market value of capital is identified as that scenario associated with a probability of occurrence of not more than 1% (i.e., a 99% confidence interval). The hypothetical deterioration in market value of equity in this scenario, derived under the methodology described above, represents the market value risk component of the Bank’s regulatory RBC requirement which, in conjunction with the credit risk and operations risk components, determines the Bank’s overall RBC requirement.

      Operational Risk Capital. The Bank’s operational risk capital requirement is equal to 30% of the sum of its credit risk capital requirement and its market risk capital requirement, unless the Finance Board were to approve a request for a percentage reduction by the Bank. The Bank has not requested a reduction.

Capital and Leverage Ratios

      In addition to the requirements for RBC, the Finance Board has mandated maintenance of certain capital and leverage ratios. The Bank must maintain total capital and leverage ratios of at least 4.0% and 5.0% of total assets, respectively. Management has an ongoing program to measure and monitor compliance with the ratio requirements. As a matter of policy, the Board of Directors has established an operating range for capitalization that calls for the capital ratio to be maintained between 4.08% and 5.0%. To enhance overall returns, it has been the Bank’s practice to utilize as much leverage as permitted within this operating range when market conditions permit, while maintaining compliance with statutory, regulatory and Bank policy limits.

	December 31,	December 31,
	2005	2004

	(Dollars in thousands)

Capital Ratio

Minimum capital (4.0% of total assets)	$2,915,950	$2,442,691

Actual capital (permanent capital plus loan loss reserves)	3,289,318	2,795,274

Total assets	72,898,211	61,068,598

Capital ratio (actual capital as a percent of total assets)	4.5%	4.6%

Leverage Ratio

Minimum leverage capital (5.0% of total assets)	$3,644,911	$3,053,430

Leverage capital (permanent capital multiplied by a 1.5 weighting factor plus loan loss reserves)	4,931,216	4,190,874

Leverage ratio (leverage capital as a percent of total assets)	6.8%	6.9%

      The Bank’s capital ratio declined modestly from 4.6% at December 31, 2004, to 4.5% at December 31, 2005, reflecting slightly higher overall asset leverage. Although lower at year-end 2005, the ratio is well within the approved policy limits discussed above. Under the Bank’s capital plan, overall capital stock levels are tied to both the level of member borrowings and unused borrowing capacity as described above. Therefore, the Bank’s capital ratios often fluctuate in response to changes in member borrowing activity and unused capacity.

      Management reviews, on a routine basis, projections of capital leverage that incorporate anticipated changes in assets, liabilities, and capital stock levels as a tool to manage overall balance sheet leverage within the Board’s operating range. In connection with this review, when management believes that adjustments to the current member stock purchase requirements within the ranges established in the capital plan are warranted, a recommendation is presented for Board consideration. The member stock purchase requirements have been adjusted several times since the implementation of the capital plan in December 2002, and management expects that future adjustments are likely in response to future changes in borrowing activity.

      As of December 31, 2005 and 2004, excess capital stock available for repurchase at a member’s request and at the Bank’s discretion totaled $85.0 million and $25.5 million, respectively. It is the Bank’s current practice to promptly repurchase the excess capital stock of its members upon their request. The Bank does not honor other repurchase requests which are capital stock required to meet a member’s minimum capital stock purchase requirement. Assuming the above amounts of excess stock have been repurchased as of the respective years ended, the resulting decrease in the above capital and leverage ratios would have been immaterial.

      Management believes that based on the Bank’s business profile, balance sheet composition and various potential economic scenarios, the current capital and leverage ratios are adequate to ensure the safe and sound operation of the Bank.

Risk Management

      The Bank’s lending, investment, and funding activities and its use of derivative hedging instruments expose the Bank to a number of risks, including the following: market and interest rate risk, credit risk, liquidity and funding risk and other risks, such as operating risk, business risk, technology risk and financial and accounting disclosure risk.

      The Bank’s Board of Directors is charged with the fiduciary responsibility to oversee the Bank’s risk management process. The Bank’s Board of Directors and its committees have adopted a comprehensive risk governance structure to manage the Bank’s risk exposure. The Finance and Risk Management Committee of the Board has responsibility to focus on balance sheet management and all risk management issues. The Audit Committee has responsibility for monitoring certain operating and business risks, as well as financial and accounting disclosure risk. The Board has also established risk management policies to comply with and supplement Finance Board requirements. The Finance Board conducts an annual onsite examination of the Bank, as well as periodic offsite evaluations, and also requires the Bank to submit periodic compliance reports. Additionally, the Bank conducts an annual bank-wide risk self-assessment which is reviewed and approved by the Board of Directors.

      In order to provide effective oversight for risk management strategies, policies and action plans, the Bank has created a formal review and reporting structure implemented by six risk management committees. The Risk Management Committee is responsible for overall risk management, key business risks and the bank-wide risk self-assessment. The Asset/ Liability Committee (ALCO) focuses on financial management issues and is responsible for planning, organizing, developing, directing and executing the financial risk management process within Board-approved parameters. To provide effective oversight for credit risk management, a management Credit Risk Committee oversees the Bank’s credit policies, procedures, positions and underwriting standards as well as decisions relating to extension and denials of credit and the adequacy of the allowance for loan losses. The Bank’s Operating Risk Committee is responsible for management oversight of the Bank’s operating risks. Finally, the Technology and Project Steering Committee and Disclosure Committee are responsible for specific operating risks, notably technology risk, and financial and accounting disclosure risk, respectively.

Market and Interest Rate Risk

      Market risk is defined as the risk of loss arising from adverse changes in market rates and prices, such as interest rates, and other relevant market rate or price changes, such as basis changes. Risk of loss is defined as the risk that the net market value or estimated fair value of the Bank’s overall portfolio of assets, liabilities and derivatives will decline as a result of changes in interest rates or financial market volatility, or that net earnings will be significantly reduced by interest rate changes.

      Interest rate risk is the risk that relative and absolute changes in prevailing market interest rates may adversely affect an institution’s financial performance or condition. The goal of an interest rate risk management strategy is not necessarily to eliminate interest rate risk, but to manage it by setting and operating within appropriate limits. The Bank’s general approach toward managing interest rate risk is to acquire and maintain a portfolio of assets, liabilities and hedges, which, taken together, limit the Bank’s expected exposure to interest rate risk. Interest rate risk arises from a variety of sources, including repricing risk, yield curve risk, basis risk, and options risk. The Bank faces repricing risk when a change in market interest rates results in a mismatch in the repricing of assets as compared to that of liabilities and hedges.

      Yield Curve. Even if the yields on the Bank’s assets and liabilities adjust to changes in market rates to the same extent on average, the Bank may still be exposed to yield curve risk. The yield curve represents the range of current market returns available for each of a series of fixed-income investments, which differ only with respect to their remaining maturity. Yield curve risk reflects the possibility that changes in the shape of the yield curve could have differing effects on the value of the Bank’s assets, liabilities and hedges.

      Basis Risk. Floating-rate assets and liabilities that reprice at similar times and have similar or identical maturities may still contain interest rate risk. If instruments have different base rates, the Bank will be subject to basis risk reflecting the possibility that the two base rates will diverge. Examples of different base rates include U.S. Treasury and agency rates, LIBOR, mortgage loan rates, mortgage-backed security yields and swap market rates.

      Optionality. Growth in the Bank’s MPF Program over the past several years, along with the Bank’s investment in mortgage-related investments and collateralized mortgage obligations, has increased the Bank’s level of option risk. Addressing the options risk embedded in mortgage-related investments has become increasingly important to the Bank’s earnings stream. Option (or prepayment) risk in mortgage-related investments results from the ability of homeowners to pay off their mortgage loans prior to maturity without financial penalty.

      The goal of market and interest rate risk management is the preservation of the financial strength of the Bank. Management regularly monitors the Bank’s sensitivity to interest rate changes. Multiple methodologies are used to calculate the Bank’s potential exposure to these changes. These include measuring repricing gaps, duration and convexity under assumed changes in interest rates, the shape of the yield curve and market volatility as implied in currently observable market prices. Interest rate exposure is managed by the use of appropriate funding instruments and by employing hedging strategies. Hedging may occur for a single transaction or group of transactions as well as for the overall portfolio. The Bank’s hedge positions are evaluated regularly and are adjusted as deemed necessary by management.

      The Bank’s Risk Model. The Bank uses an externally developed model to perform its interest rate risk and market valuation modeling. This model, its approach and the underlying assumptions were subject to Finance Board review and approval prior to its implementation. Several methodologies are incorporated into the modeling process, which identifies the fair value of an instrument as the expected present value of its future cash flows. The present value is based upon the discrete forward portion of the yield curve that relates to the timing of each cash flow. Interpolation methods smooth the curve between yield-curve points. For option instruments, as well as instruments with embedded options, the value is determined by building a large number of potential interest rate scenarios, projecting cash flows for each scenario and then computing the present value averaged over all scenarios. It is important to note that the valuation process is an estimation of fair value, and there may be several approaches to valuation, each of which may produce a different result.

      Critical interest rates for modeling and risk management include U.S. Treasury and agency rates, LIBOR, interest rate swap rates and mortgage loan rates. The LIBOR swap curve is the principal curve used in valuation modeling since it is reflective of a market that is central to the behavior of the majority of transactions and markets in which the Bank operates. Perhaps the most critical assumption relates to the prepayment of principal in mortgage-related instruments. The Bank utilizes prepayment models that incorporate four factors (refinancing incentive, seasoning, seasonality and burnout) to project the cash flows of mortgage-related instruments. In June 2005, changes to the risk measurement system were implemented to incorporate a new prepayment model, mean reversion and other minor changes.

      Primary Measurement Tools. Duration measurements and policy limitations, along with market value of equity volatility, are currently the primary tools used by the Bank to manage its interest rate risk exposure. Although since implementing its capital plan the Bank is no longer required by Finance Board regulation to operate within a specified duration of equity limit, the Bank’s policies specify acceptable ranges for duration of equity, and the Bank’s exposures are measured and managed against these limits. Through December 2005, the Bank’s policy limits remained more conservative than those that were previously required by Finance Board regulation. These tools are described in more detail below.

      Duration of Equity. One key risk metric used by the Bank, and which is commonly used throughout the financial services industry, is duration. Duration is a measure of the sensitivity of a financial instrument’s value, or the value of a portfolio of instruments, to a parallel shift in interest rates. Duration (typically measured in months or years) is commonly used by investors throughout the fixed-income securities market as a measure of financial instrument price sensitivity. Longer duration instruments generally exhibit greater price sensitivity to changes in market interest rates than shorter duration instruments. For example, the value of an instrument with a duration of five years is expected to change by approximately five percent in response to a one percentage point change in interest rates. Duration of equity, an extension of this conceptual framework, is a measure designed to capture the potential for the market value of a company’s equity base to change with movements in market interest rates. Higher duration numbers, whether positive or negative, indicate a greater potential exposure of market value of equity in response to changing interest rates.

      The Bank’s asset/liability management policy approved by the Board of Directors calls for duration of equity to be maintained within a ± 4.5 year range in the base case. This ± 4.5 year base case range was increased from 4.0 years as of March 31, 2004. In addition, the duration of equity exposure limit in an instantaneous parallel interest rate shock of ± 200 basis points was increased from ± 6 years to ± 7 years in the second quarter of 2004. Recognizing that a portfolio of mortgage loans will have a greater variability of duration for a given change in interest rates than a portfolio of bonds of similar duration, the Board widened the Bank’s duration limits to reflect the growth in mortgage loan business in relation to the asset mix. This action indicated a greater tolerance for changes arising from the nature of risk metrics rather than overall changes in risk profile. The ± 200 basis point range was widened more than the base case to accommodate the greater convexity (the tendency for duration to change in response to changes in market rates) of mortgage loans and the economic limitations in obtaining liability hedges with long maturities. The table below reflects the Bank’s duration of equity exposure in accordance with its current capital management and asset/ liability management policies.

Change in Interest Rates	December 31, 2005	December 31, 2004

	(In years)	(In years)

Up 200 basis points	5.3	4.6

Up 100 basis points	4.6	4.0

Base Case	2.7	1.6

Down 100 basis points	(1.2)	(0.6)

Down 200 basis points	(4.7)	(3.2)

      In addition to actions taken by management to manage risk exposures, changes in market interest rates may also serve to change the Bank’s duration of equity profile. Along with the base case duration calculation, the Bank performs instantaneous parallel interest rate shocks in increments of 50 basis points up to the 200 basis point scenarios identified above. Duration of equity increased from December 31, 2004 to December 31, 2005, in the base case and up shock scenarios, and decreased in the down shock scenarios. These changes were driven primarily by increases in interest rates.

      In addition to the use of duration of equity, management also monitors the Bank’s exposure to changes in the shape of the yield curve and other factors, such as the level of interest rate volatility as implied in the market price of financial options. The yield curve is the set of interest rates associated with different maturities of the same financial instrument. A steeper yield curve is indicative of a larger yield differential between short-term and long-term instruments, whereas a flatter yield curve is indicative of a less material difference in yield between instruments of differing maturity. Because portions of the Bank’s asset base are expected to mature, or reprice, at different points in time than will portions of its funding base, the current and future shape of the yield curve can affect the Bank’s financial performance. Management’s overall risk management program includes analyses of the extent to which changes in the shape of the yield curve might affect the Bank’s future earnings stream and the fair value of its equity base. Management develops multiple scenarios simulating potential yield curve changes and measures the impact of such yield curve changes on the balance sheet and income statement. These simulations are done periodically. They include both flattening and steepening of the yield curve and are used to quantify the impact of non-parallel shifts on the Bank’s earnings and key financial ratios. The specific scenarios evaluated may vary from period to period.

      Market Value of Equity Volatility. Market value of equity represents the difference between the current theoretical market value of all assets less the current theoretical market value of all liabilities. Market values of assets and liabilities vary as interest rates change. As such, theoretical market values can be calculated under various interest rate scenarios, and the resulting changes in net equity can provide an indicator of the exposure of the Bank’s market value of equity to market volatility. Although volatility and fluctuation in market values vary with changes in interest rates, the Bank seeks to manage this risk exposure by maintaining a relatively stable and non-volatile market value of equity. The Bank’s Board of Directors has established a policy limit that the market value of equity should decline by no more than five percent given a hypothetical ±  100 basis point instantaneous parallel change in interest rates. Management analyzes the market value of equity exposure against this policy limit on a regular basis. In addition to measuring compliance against this policy limit, the Bank also analyzes the potential effects of a wide range of instant parallel yield curve shifts of as much as 300 basis points and evaluates the related impacts on market value of equity and duration of equity. The following tables summarize the current market value of equity sensitivity as of December 31, 2005 and 2004.

	December 31, 2005		December 31, 2004

	Estimated Market	Percentage Change	Estimated Market	Percentage Change
Change in Interest Rates	Value of Equity	from Base Case	Value of Equity	from Base Case

	(In millions)		(In millions)

Up 200 basis points	$2,841	(8.5)	2,548	(7.6)

Up 100 basis points	2,986	(3.8)	2,670	(3.1)

Base Case	3,105	—	2,756	—

Down 100 basis points	3,134	0.9	2,767	0.4

Down 200 basis points	3,037	(2.2)	2,710	(1.7)

      From December 31, 2004 to December 31, 2005, the market value of equity increased in all of the above scenarios. The increase was driven primarily by an increase of $498 million in total capital over this period, primarily in support of the growth of $8.5 billion in the Bank’s member loan portfolio. The hypothetical changes in the Bank’s market value of equity in the various scenarios shown above assume the absence of any management reaction to changes in market interest rates. Management monitors market conditions on an ongoing basis and takes what it deems to be appropriate action to preserve the value of equity and earnings by changing the composition of the balance sheet or entering into, terminating, or restructuring hedges to mitigate the impact of adverse interest rate movements.

      Derivatives. The Bank enters into interest rate swaps, swaptions, and interest rate cap and floor agreements (collectively known as derivatives) to assist in management of its exposure to changes in interest rates. Use of these instruments may serve to adjust the effective maturity, repricing frequency or option characteristics of financial instruments to achieve the Bank’s risk management objectives. The Bank uses derivatives in several ways: to hedge the risks inherent in an underlying financial instrument, to hedge the potential exposure inherent in an anticipated transaction, to hedge portfolio exposures, or to act as an intermediary on behalf of a member. The Bank uses derivatives to manage mismatches of interest rate resets between assets and liabilities, the Bank also uses derivatives to manage the risk associated with option features that are embedded in Bank assets and liabilities; hedge the market value of existing assets, liabilities and anticipated transactions; adjust the duration risk of both fixed-term and prepayable instruments; and reduce the Bank’s expected all-in funding costs.

      The following table categorizes and summarizes the notional amounts and estimated fair value gains and losses of the Bank’s derivative instruments, excluding accrued interest, and related hedged items by product and type of accounting treatment under SFAS 133 as of December 31, 2005 and 2004. For those hedge strategies that do not qualify for hedge accounting, the derivative is still marked-to-market; however, there is no symmetrical mark-to-market offset available on the hedged item.

	December 31, 2005		December 31, 2004

	Notional	Estimated	Notional	Estimated
	Principal	Gain (Loss)	Principal	Gain (Loss)

	(In millions)

Qualifying for Hedge Accounting:

Loans to members	$30,393	$18	$23,164	$(669)

Mortgage loans	—	—	—	—

Consolidated obligations	33,622	(90)	24,405	166

Discount notes	—	—	—	—

Subtotal	64,015	(72)	47,569	(503)

Not Qualifying for Hedge Accounting:

Loans to members	544	(2)	401	(7)

Investments	—	—	632	(3)

Mortgage loans	536	1	8,451	(33)

Consolidated obligations	2,790	(8)	905	(1)

Intermediary transactions	94	—	369	1

Mortgage delivery commitments	18	—	15	—

Subtotal	3,982	(9)	10,772	(43)

Total	$67,997	$(81)	$58,342	$(546)

Accrued interest		120		53

Net derivative fair market value balance		$39		$(493)

Net derivative asset balance		$317		$148

Net derivative liability balance		(278)		(641)

Net derivative fair market value balance		$39		$(493)

      The increase of $9.7 billion in notional value from December 31, 2004 to December 31, 2005, was due to increases in derivative activity associated with loans and consolidated obligations, offset by the termination of economic hedges established for the mortgage loan portfolio. The net derivative fair market value balance increased by $532 million due to absolute changes in interest rates and the relative spreads between interest rates during the period. The Bank uses interest rate swaps extensively to hedge its exposure to interest rate risk. As a result, the Bank converts a fixed-rate asset or liability to a floating-rate, which may qualify for fair value hedge treatment. As interest rates fluctuate, the fair value of the interest rate swap may fluctuate accordingly. With a fair-value hedge, there are offsetting changes to fair value to the extent the hedge is effective. Therefore, changes in net derivative asset and liability balances above involved in hedging relationships that qualify for hedge accounting are generally offset with fair value gains and losses included in the basis of the associated hedged asset or liability. See Notes 2 and Note 16 of the audited financial statements for additional information.

     Credit Risk

      Credit risk is the risk that the market value of an obligation will decline as a result of deterioration in the obligor’s creditworthiness. Credit risk arises when Bank funds are extended, committed, invested or otherwise exposed through actual or implied contractual agreements. The financial condition of Bank members and all investment, mortgage loan and derivative counterparties is monitored to ensure that the Bank’s financial exposure to each member/ counterparty is in compliance with the Bank’s credit policies and the Finance Board regulations. Financial monitoring reports evaluating each member/ counterparty’s financial condition are produced and reviewed by the Bank’s Credit Risk Committee on an annual basis or more often if circumstances warrant.

      Loans to Members. The Bank protects against credit risk on loans to members by monitoring the financial condition of borrowers and by requiring members or their affiliates to pledge sufficient eligible collateral for all loans. In addition, the Bank has the ability to call for additional or substitute collateral during the life of a loan to protect its security interest. The Act limits eligible collateral to certain investment securities, residential mortgage loans, deposits with the Bank and other real estate-related assets. In addition to member collateral, the financial condition of all members is routinely monitored for compliance with financial criteria as set forth in the Bank’s credit policies. Members deemed to be less creditworthy may have lending restrictions or increased collateral requirements imposed. The Bank determines the type and amount of collateral each member has available to pledge as security for Bank loans by reviewing the call reports the members file with their regulators.

      Collateral. Under Finance Board implementation of the Gramm Leach Bliley Act, the Bank is allowed to expand eligible collateral for many of its members. Members that qualify as community financial institutions can pledge small-business, small-farm, and small-agribusiness loans as collateral for loans. Also, the Bank is allowed to make loans to nonmember housing associates that also have such expanded collateral requirements. The expanded eligible collateral for these community financial institutions and nonmember housing associates could introduce additional credit risk for the Bank. At December 31, 2005, loans to these institutions secured with both eligible standard and expanded collateral represented approximately $4.8 billion, or 10% of total loans outstanding. Expanded eligible collateral represented 7.3% of total eligible collateral for these loans. The following table presents balances by type of collateral as of December 31, 2005.

	Amount	Percent

	(Dollars in millions)

Single-family residential mortgages	$108,448	51.4

High quality investment securities	58,064	27.6

Other real-estate related collateral/ community financial institution eligible collateral	42,062	20.0

Multi-family residential mortgages	2,083	1.0

Total	$210,657	100.0

      Based upon the financial condition of the member, the Bank classifies each member into one of three collateral categories: blanket-lien status, listing-specific pledge-collateral status, or possession-collateral status. Under the blanket-lien status, the Bank allows a member to retain possession of eligible collateral pledged to the Bank, provided the member executes a written security agreement and agrees to hold the collateral for the benefit of the Bank. Under listing-specific pledge-collateral status, the Bank or the Bank’s safekeeping agent holds physical possession of specific collateral pledged to the Bank. For members in possession-collateral status, the Bank requires the member to place physical possession of eligible collateral with the Bank or the Bank’s custodian sufficient to secure all outstanding obligations. Additionally, all nonmember borrowers, including housing associates, are placed in possession-collateral status. The following table provides information regarding loans outstanding with member and non-member borrowers in listing-specific pledge- and possession-collateral status as of December 31, 2005, along with corresponding collateral balances.

	Number of	Loans	Collateral
	Borrowers	Outstanding	Held

	(In thousands)

Listing-specific pledge-collateral status	—	$—	$—

Possession-collateral status	27	701,384	928,559

Total par value	27	$701,384	$928,559

      Loans outstanding for the 256 members in blanket-lien status at December 31, 2005, totaled $46.8 billion, or 99% of total loans. For these members, the Bank has access to eligible collateral under written security agreements in which the member agrees to hold such collateral for the benefit of the Bank, totaling more than $210 billion.

      Loan Concentrations. The Bank’s member loan portfolio is concentrated in commercial banks and thrift institutions. At December 31, 2005, the Bank had a concentration of loans to its ten largest borrowers totaling $32.8 billion, or 69.1%, of total loans outstanding. Average balances to these borrowers for this period were $28.3 billion (at par), or 64.4%, of total average loans outstanding. During 2005, the maximum outstanding balance to any one borrower was $15.7 billion. The loans made by the Bank to these borrowers are secured by collateral with an estimated market value in excess of the book value of those loans. Therefore, the Bank does not presently expect to incur any loan losses on these loans. As of December 31, 2005, loans held by the top ten borrowers had an effective average yield of 4.3%, compared to an average yield of 4.4% for the remainder of the loan portfolio. This slightly lower yield is a function of the product mix of the respective portions of the loan portfolio, volume discounts, and the phase of the interest rate cycle in which the loans were originated. The following table lists the Bank’s top ten borrowers as of December 31, 2005, and their respective December 31, 2004 loan balances (at par) and percentage of the total portfolio.

	December 31, 2005		December 31, 2004

	Loan	Percent of	Loan	Percent of
	Balance	Total Loans	Balance	Total loans

	(Dollars in millions)

Sovereign Bank, PA(1)	$13,119	27.6	$9,710	25.3

Citicorp Trust Bank, DE	5,129	10.8	2,780	7.3

GMAC Bank, DE(1)	4,428	9.3	1,507	3.9

ING Bank FSB, DE	2,387	5.0	1,944	5.1

Citizens Bank of Pennsylvania, PA	2,200	4.6	1,450	3.8

Lehman Brothers Bank FSB, DE	2,000	4.2	2,600	6.8

PNC Bank, NA	1,065	2.3	87	0.2

Wilmington Savings Fund Society FSB, DE(1)	1,009	2.1	837	2.2

First Commonwealth Bank, PA(1)	789	1.7	1,021	2.7

Keystone Nazareth Bank & Trust Company, PA	702	1.5	661	1.7

Subtotal	32,828	69.1	22,597	59.0

Other borrowers	14,689	30.9	15,719	41.0

Total loans to members	$47,517	100.0	$38,316	100.0

Note:

(1)	These borrowers had an officer who served on the Bank’s Board of Directors as of December 31, 2005.

      Because of this concentration in loans, the Bank has implemented specific credit and collateral review procedures for these members. In addition, the Bank analyzes the implication for its financial management and profitability if it were to lose one or more of these members. See Note 9 of the audited financial statements for additional information.

      Investments. The Bank is also subject to credit risk on investments consisting primarily of money market investments and investment securities. The Bank places money market investments on an unsecured basis with large, high-quality financial institutions with long-term credit ratings no lower than single-A for terms up to 90 days and with long-term credit ratings no lower than triple-B for terms up to 30 days. Most money market investments expire within 90 days. Management actively monitors the credit quality of these investment counterparties. The Bank also invests in and is subject to credit risk related to mortgage-backed securities that are directly supported by underlying mortgage loans. Investments in private label mortgage-backed securities are permitted as long as they are rated triple-A at the time of purchase. The $3.0 million of mortgage-backed securities (MBS) rated double-A is related to the transfer of MPF loans into two collateralized mortgage obligations in 2003.

      At December 31, 2005, money market exposure consisted of interest bearing deposits and Federal funds sold. Approximately 42% of the money market investments had an overnight maturity and 22% matured from 2 to 30 days. There were no maturities over 90 days. Exposure to U.S. branches of foreign banks amounted to approximately 63% of total money market exposure. The Bank’s credit exposure to investment securities issued by entities other than the U.S. Government, Federal agencies or government-sponsored enterprises was $9.0 billion. This is a $1.5 billion increase from the $7.5 billion credit exposure to such counterparties at December 31, 2004. Approximately 81% of MBS were issued by private label issuers. The following tables present the Bank’s investment credit exposure, including accrued interest of $19 million and $10 million, as of December 31, 2005 and 2004, respectively, based on the lowest long-term credit ratings provided by Moody’s Investor Service Inc., Standard & Poor’s, or Fitch Ratings. The following table excludes $5 million of equity mutual funds offsetting deferred compensation for December 31, 2005 and 2004, which is not assigned a credit rating.

Investment Credit Exposure

December 31, 2005

	AAA	AA	A	BBB	Total

	(In millions)

Money market investments:

Interest-bearing deposits	$—	$2,867	$401	$—	$3,268

Federal funds sold	—	1,701	535	85	2,321

	—	4,568	936	85	5,589

Investment securities:

Commercial paper	—	—	149	—	149

Government-sponsored enterprises	563	—	—	—	563

State or local agency obligations	411	411	—	—	822

MBS issued by Federal agencies	95	—	—	—	95

MBS issued by government-sponsored enterprises	1,747	—	—	—	1,747

MBS issued by private label	7,992	3	—	—	7,995

Total investments	$10,808	$4,982	$1,085	$85	$16,960

Investment Credit Exposure

December 31, 2004

	AAA	AA	A	BBB	Total

	(In millions)

Money market investments:

Interest-bearing deposits	$—	$734	$613	$—	$1,347

Federal funds sold	—	1,790	400	65	2,255

	—	2,524	1,013	65	3,602

Investment securities:

Commercial paper	—	—	70	—	70

Government-sponsored enterprises	215	—	—	—	215

State or local agency obligations	405	375	—	—	780

MBS issued by Federal agencies	159	—		—	159

MBS issued by government-sponsored enterprises	1,513	—	—	—	1,513

MBS issued by private label	6,593	3	—	—	6,596

Total investments	$8,885	$2,902	$1,083	$65	$12,935

      Mortgage Loans. The Bank has established mortgage loan purchase programs as a service to members. The Finance Board has authorized the Bank to hold mortgage loans under the MPF Program. Under this Program, the Bank acquires mortgage loans from members in a shared credit risk structure, including the necessary credit enhancement. These assets carry outside credit enhancements, which give them the approximate equivalent of a double-A credit rating, although the credit enhancement is not actually rated. The Bank had net mortgage loan balances of $7.7 billion and $8.6 billion as of December 31, 2005 and 2004, respectively. See Item 2 — Financial Information, Mortgage Partnership Finance (MPF) Program for additional information.

      The Bank’s conventional mortgage loan portfolio is comprised of large groups of smaller-balance homogeneous loans made to consumers that are secured by residential real estate. A mortgage loan is considered impaired when it is probable that all contractual principal and interest payments will not be collected as scheduled in the loan agreement based on current information and events. Mortgage loans are generally identified as impaired when they become 90 days or more delinquent, at which time the loans are placed on nonaccrual status. See Notes 2 and 11 of the audited financial statements for additional information. Mortgage loan delinquencies and non-accrual balances as of December 31, 2005 and 2004, were as follows:

	December 31,	December 31,
	2005	2004

	(Dollars in thousands)

30-59 days delinquent	$92,534	$111,746

60-89 days delinquent	27,672	26,001

90 days or more delinquent	39,244	38,516

Total delinquencies	$159,450	$176,263

Non-accrual loans	$20,304	$13,607

Loans past due 90 days or more and still accruing interest	21,018	26,175

Delinquencies as a percent of total mortgage loans outstanding	2.1%	2.1%

Non-accrual loans as a percent of total mortgage loans outstanding	0.3%	0.2%

      The MPF Program uses mortgage insurance companies to provide both primary mortgage insurance and supplemental mortgage insurance under both the Original MPF and MPF Plus programs. All providers have a credit rating of double-A or better and are reviewed at least annually by the Bank’s Credit Risk Committee. The following table summarizes mortgage insurance provider credit exposure and concentrations as of December 31, 2005.

	Primary	Supplemental
	Mortgage	Mortgage	Total Credit	Percent of
	Insurance	Insurance	Exposure	Total

	(Dollars in thousands)

Mortgage Guaranty Insurance Corp.	$35,080	$114,741	$149,821	44.9

GE Mortgage Insurance Corp.	7,487	51,826	59,313	17.8

Republic Mortgage Insurance Company	32,498	13,705	46,203	13.9

PMI Mortgage Insurance Co.	32,717	5,935	38,652	11.6

Other	39,587	—	39,587	11.8

Total	$147,369	$186,207	$333,576	100.0

      Banking On Business (BOB) Loans. The Bank has offered the BOB loan program to members since 2000, which is targeted to small businesses in the Bank’s district of Delaware, Pennsylvania and West Virginia. The program’s objective is to assist in the growth and development of small business, including both the start-up and expansion of these businesses. The Bank makes funds available to the members to extend credit to an approved small business borrower, thereby enabling small businesses to qualify for credit that would otherwise not be available. Although the original intent of the BOB program had been to use it as a grant program to member banks to help facilitate community economic development, the repayment provisions within the program reflect that the BOB program is essentially an unsecured loan program. Therefore, the accounting for the program follows the provision of loan accounting whereby an asset (loan receivable) is recorded for disbursements to members and an allowance for loan losses is estimated and established through provision expense. As the members collect directly from the borrowers, the members remit to the Bank repayment of the loans with interest. If the business is unable to repay the loan, it may be forgiven at the Bank’s option. The BOB program is classified as a nonaccrual loan portfolio due to the fact that the Bank has doubt about the ultimate collection of the contractual principal and interest of the loans. Therefore, interest income is not accrued on these loans. Income is recognized on a cash-basis when received.

      The allowance for credit losses for the BOB program is based on Small Business Administration (SBA) loan loss statistics, which provide a reasonable estimate of losses inherent in the BOB portfolio based on the portfolio’s characteristics. Both probability of default and loss given default are determined and used to estimate the allowance for loan losses. Loss given default is considered to be 100% due to the fact that the BOB program has no collateral or credit enhancement requirements.

      The allowances for loan losses on BOB loans at December 31, 2005, 2004, 2003, 2002 and 2001 were as follows:

	December 31,

	2005	2004	2003	2002	2001

	(In thousands)

Balance, at the beginning of the year	$3,394	$3,695	$10,194	$4,887	$323

Provision (benefit) for credit losses	1,474	(301)	(6,499)	5,307	4,564

Balance, at end of the year	$4,868	$3,394	$3,695	$10,194	$4,887

      Derivatives. The Bank is subject to credit risk arising from the potential non-performance by derivative counterparties with respect to the agreements entered into with the Bank, as well as certain operational risks relating to the management of the derivative portfolio. The Bank follows guidelines established by its Board of Directors on unsecured extensions of credit. Unsecured credit exposure to any counterparty is limited by the credit quality and capital level of the counterparty and by the capital level of the Bank.

      The Bank manages derivative counterparty credit risk through the combined use of credit analysis, collateral management and other risk mitigation techniques. The Bank requires collateral agreements on derivative financial instrument contracts. The extent to which the Bank is exposed to counterparty risk on derivatives is partially mitigated through the use of netting procedures contained in the Bank’s master agreement contracts with counterparties. The maximum net unsecured credit exposure amounts are established on an individual counterparty basis based on each individual counterparty’s rating as reported by Nationally Recognized Statistical Rating Organizations. In determining maximum credit exposure, the Bank considers accrued interest receivables and payables, and the legal right to offset assets and liabilities on an individual counterparty basis. Additionally, management includes an estimate of Potential Credit Exposure (PFE) in determining total net exposure.

Liquidity and Funding Risk

      The Bank is required to maintain liquidity in accordance with certain Finance Board regulations and with policies established by management and the Board of Directors. The Bank needs liquidity to satisfy member demand for short-and long-term funds, repay maturing consolidated obligations and meet other obligations. The Bank also maintains liquidity to repurchase excess capital stock at its discretion upon request of a member. As of December 31, 2005, the Bank had outstanding capital redemption requests due to pending mergers of $16.7 million. See Note 15 of the audited financial statements for additional information.

      In their asset/liability management planning, members may look to the Bank to provide standby liquidity. The Bank seeks to be in a position to meet its customers’ credit and liquidity needs without maintaining excessive holdings of low-yielding liquid investments or being forced to incur unnecessarily high borrowing costs. The Bank’s primary sources of liquidity are short-term investments, such as Federal funds purchased, and the issuance of new consolidated obligation bonds and discount notes. Consolidated obligations enjoy government-sponsored enterprise (GSE) status; however, they are not obligations of the United States, and the United States does not guarantee them. Consolidated obligations are rated AAA/P-1 by Moody’s Investor Service, Inc. and AAA/ A-1+ by Standard & Poor’s. These ratings measure the likelihood of timely payment of principal and interest on the consolidated obligations. The GSE status and rating, which reflects the fact that all twelve FHLBanks share a joint and several obligation on consolidated obligations, have historically provided excellent capital market access. In addition, under certain circumstances, the U.S. Treasury may acquire up to $4.0 billion of consolidated obligations of the FHLBanks. Other short-term borrowings, such as securities sold under agreements to repurchase and loans from other FHLBanks, also provide liquidity. The Bank maintains contingency liquidity plans designed to enable it to meet its obligations and the liquidity needs of members in the event of operational disruptions at other FHLBanks or the Office of Finance, or short-term capital market disruptions.

      Further, the Finance Board and the Bank’s funds management policy require the Bank to hold contingency liquidity sufficient to meet the Bank’s needs for a minimum of five business days without access to the consolidated obligation debt markets. Both the Finance Board and the Bank’s liquidity measures depend on certain assumptions which may or may not prove valid in the event of an actual market disruption. Management believes that under normal operating conditions, routine member borrowing needs and consolidated obligation maturities could be met without access to the consolidated obligation debt markets for at least five days; however, under extremely adverse market conditions, the Bank’s ability to meet a significant increase in member loan demand could be impaired without immediate access to the consolidated obligation debt markets. The Bank’s sources of contingency liquidity include maturing overnight and short-term investments, maturing loans to members, securities available for repurchase agreements, available-for-sale securities maturing in one year or less and mortgage-backed security (MBS) repayments. Uses of contingency liquidity include net settlements of consolidated obligations, member loan commitments, mortgage loan purchase commitments, deposit outflows and maturing other borrowed funds. At December 31, 2005, excess contingency liquidity was approximately $17.3 billion.

      Total investments (interest-bearing deposits, Federal funds sold, and investment securities) totaled $16.9 billion at December 31, 2005, compared to $12.9 billion at December 31, 2004. Investments in MBS are limited by Finance Board regulations that prohibit the Bank from adding to its MBS portfolio during periods when total MBS outstandings exceed 300% of total capital. Excess capital stock repurchases associated with fluctuating member loan balances can cause the Bank’s capital stock to decrease. This can curtail the Bank’s ability to add to its MBS portfolio as it can create a position where existing MBS balances exceed 300% of total capital. Finance Board regulations do not require the sale of MBS during such periods to meet the limitation; however, the Bank is not permitted to purchase additional MBS until the MBS-to-capital ratio returns to a level below 300%. As of December 31, 2005 and 2004, the Bank’s MBS outstandings represented approximately 299% and 302% of total capital, respectively.

      The Bank offers demand and overnight deposits for members and qualifying nonmembers. Total deposits at December 31, 2005, increased to $1.1 billion from $1.0 billion at December 31, 2004, an increase of $0.1 billion, or 4.4%. Factors that generally influence deposit levels include turnover in members’ investment securities portfolios, changes in member demand for liquidity primarily due to member institution deposit growth, the slope of the market yield curve and the Bank’s deposit pricing as compared to other short-term money market rates. During periods when the Bank’s member deposit balances decline, this source of the Bank’s funding is typically replaced by the issuance of consolidated obligations. The Act requires the Bank to have an amount equal to the current member deposits invested in obligations of the United States, deposits in eligible banks or trust companies, or loans with a maturity not exceeding five years. As of December 31, 2005 and 2004, total deposit reserves totaled $41.1 billion and $29.8 billion, respectively, and were significantly in excess of member deposits.

      Consolidated bonds and discount notes, along with member deposits, represent the primary funding sources used by the Bank to support its asset base. At December 31, 2005, the Bank’s consolidated obligation bonds outstanding totaled $53.1 billion compared to $41.1 billion as of December 31, 2004, an increase of $12.0 billion, or 29.4%. The Bank also issues discount notes, which are shorter-term consolidated obligations, to support its short-term member loan portfolio and other short-term asset funding needs. The Bank’s use of discount notes largely reflects the demand for shorter-term member loans. Total discount notes outstanding at December 31, 2005 decreased to $14.6 billion from $15.2 billion at December 31, 2004, a decrease of $0.6 billion, or 0.4%.

      The Bank combines consolidated obligations with derivatives in order to lower its effective all-in cost of funds and simultaneously reduce interest rate risk. The funding strategy of issuing bonds while simultaneously entering into swap agreements, typically referred to as the issuance of structured debt, enables the Bank to offer a wider range of loan products to its member institutions. Discount notes have not generally been combined with derivatives by the Bank, although this approach may be used by the Bank in the future.

      The Federal Reserve Board announced in February 2004 that it intends, beginning in July 2006, to require Reserve Banks to release interest and principal payments on the FHLBank System consolidated obligations only when there are sufficient funds in the FHLBanks’ account to cover these payments. This requirement is a fundamental change from the Federal Reserve’s past policy applicable to GSEs and certain international organizations of processing and posting these payments in the morning, even if these entities had not fully funded their payments. To comply with this new requirement, the Bank may need to take one or more of the following actions: (1) limit the use of overnight discount notes as a source of short-term liquidity, (2) change the time that principal and interest payments are made on consolidated obligations, (3) change cash management and liquidity management practices to increase liquid investments and early availability of cash, and/or (4) identify alternative sources, if any, of intraday private funding. These actions could reduce the ability of the Bank to provide liquidity to its members and could increase the cost of the Bank’s consolidated obligation issuance.

     As noted above, the Board of Governors of the Federal Reserve System is revising its Policy Statement on Payments System Risk (the “Revised Policy”) concerning the disbursement by the Federal Reserve Banks of interest and principal payments on securities issued by GSEs, such as the FHLBanks, and certain international organizations.

     The Federal Reserve Banks currently process and post these payments to depository institutions’ Federal Reserve accounts by 9:15 a.m. Eastern Time, the same posting time as for U.S. Treasury securities’ interest and principal payments, even if the issuer has not fully funded its payments. The Revised Policy requires that, beginning July 20, 2006, Federal Reserve Banks will release these interest and principal payments as directed by the issuer only if the issuer’s Federal Reserve account contains sufficient funds to cover the payments. While the issuer will determine the timing of these payments during the day, each issuer will be required to fund its interest and principal payments by 4:00 p.m. Eastern Time, in order for the payments to be processed that day. The Revised Policy will change the timing of interest and principal payments on consolidated obligations, which will generally be made later in the day.

     In response to the Revised Policy, on June 23, 2006, the Bank, the eleven other FHLBanks and the Office of Finance, a joint office of the FHLBanks, entered into the Federal Home Loan Banks P&I Funding and Contingency Plan Agreement (the “Agreement”). The FHLBanks issue debt through the Office of Finance in the form of consolidated obligations, and all twelve FHLBanks are jointly and severally liable for the repayment of all consolidated obligations. The Office of Finance funds principal and interest payments on the FHLBanks’ consolidated obligations through its account at the Federal Reserve Bank of New York. As noted above, beginning July 20, 2006, the Office of Finance will be required to fund these principal and interest payments by 4:00 p.m. Eastern Time, which will require the FHLBanks to send funds for principal and interest payments to the Office of Finance prior to 4:00 p.m. Eastern Time. The FHLBanks and the Office of Finance entered into the Agreement to facilitate timely funding by the FHLBanks of the principal and interest payments under their respective consolidated obligations, as made through the Office of Finance, in accordance with the Revised Policy.

     Under the Agreement, in the event that one or more FHLBanks does not fund its principal and interest payments under a consolidated obligation by deadlines agreed upon by the FHLBanks and the Office of Finance (for purposes of the Agreement, a “Delinquent Bank”), the non-Delinquent Banks will be obligated to fund any shortfall in funding to the extent that any of the non-Delinquent Banks has a net positive settlement balance (i.e., the amount by which end-of-day proceeds received by such non-Delinquent Bank from the sale of consolidated obligations on one day exceeds payments by such non-Delinquent Bank on consolidated obligations on the same day) in its account with the Office of Finance on the day the shortfall occurs. An FHLBank that funds the shortfall of a Delinquent Bank is referred to in the Agreement as a “Contingency Bank.” The non-Delinquent Banks would fund the shortfall of the Delinquent Bank sequentially in accordance with an agreed-upon funding matrix as provided in the Agreement. Additionally, a non-Delinquent Bank could choose to voluntarily fund any shortfall not funded on a mandatory basis by another non-Delinquent Bank. To fund the shortfall of a Delinquent Bank, the Office of Finance will issue to the Contingency Bank on behalf of the Delinquent Bank a consolidated obligation with a maturity of one business day in the amount of the shortfall funded by the Contingency Bank (a “Plan CO”). In this regard, the Finance Board granted a waiver requested by the Office of Finance to allow the direct placement by a FHLBank of consolidated obligations with another FHLBank in those instances when direct placement of consolidated obligations is necessary to ensure that sufficient funds are available to timely pay all principal and interest on FHLBank System consolidated obligations due on a particular day. In connection with this waiver, the terms of which became effective July 1, 2006, the Finance Board imposed a requirement that the interest rate to be paid on any consolidated obligation issued under such circumstances must be at least 500 basis points above the then current federal funds rate.

     Plan COs will bear interest calculated on an actual/360 basis at a rate equal to (i) the overnight Federal funds quote obtained by the Office of Finance or (ii) the actual cost if the Contingency Bank purchases funds in the open market for delivery to the Office of Finance. Additionally, a Delinquent Bank will be required to pay additional interest on the amount of any Plan CO based on the number of times that FHLBank has been a Delinquent Bank. The interest is 500 basis points per annum for the first delinquency, 750 basis points per annum for the second delinquency and 1000 basis points per annum for subsequent delinquencies. The first 100 basis points of additional interest will be paid to the Contingency Banks that purchased the Plan CO. Additional interest in excess of 100 basis points will be paid to the non-Delinquent Banks in equal shares.

     On the day that a Plan CO is issued, each non-Delinquent Bank (other than the Contingency Bank that purchased the Plan CO) becomes obligated to purchase a pro rata share of the Plan CO from the Contingency Bank (each such non-Delinquent Bank being a “Reallocation Bank”). The pro rata share for each Reallocation Bank will be calculated based upon the aggregate amount of outstanding consolidated obligations for which each Reallocation Bank and the Contingency Bank were primarily liable as of the preceding month-end. Settlement of the purchase by the Reallocation Banks of their pro rata shares of the Plan CO will occur on the second business day following the date on which the Plan CO was issued only if the Plan CO is not repaid on the first business day following its issuance, either by the Delinquent Bank or by another FHLBank.

     The initial term of the Agreement commences on July 20, 2006, the date that the Revised Policy goes into effect for GSEs, and ends on December 31, 2008 (the “Initial Term”). The Agreement will then automatically renew for successive three-year terms (each a “Renewal Term”) unless at least one year prior to the end of the Initial Term or any Renewal Term at least one-third of the FHLBanks give notice to the other FHLBanks and the Office of Finance of their intention to terminate the Agreement at the end of such Initial Term or Renewal Term. The notice must include an explanation from those FHLBanks of their reasons for taking such action. Under the terms of the Agreement, the FHLBanks and the Office of Finance have agreed to endeavor in good faith to address any such reasons by amending the Agreement so that all FHLBanks and the Office of Finance agree that the Agreement, as amended, will remain in effect. The above summary of the Agreement is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached as Exhibit 10.10 hereto and incorporated by reference herein.

      Negative Pledge Requirement. Finance Board regulations require the Bank to maintain qualifying assets free from any lien or pledge in an amount at least equal to its participation of the total consolidated obligations outstanding. Qualifying assets are defined as: (1) cash; (2) obligations of, or fully guaranteed by, the United States; (3) secured loans to members; (4) mortgages which have any guaranty, insurance or commitment from the United States or a Federal agency; (5) investments described in Section 16(a) of the Act, which includes securities that a fiduciary or trust fund may purchase under the laws of any of the three states in which the Bank is located; and (6) other securities that are assigned a rating or assessment by a Nationally

Recognized Statistical Rating Organization (NRSRO) that is equivalent or higher than the rating or assessment assigned by the NRSRO to the consolidated obligations. As of December 31, 2005 and 2004, the Bank held total non-pledge assets in excess of total consolidated obligations of $4.4 billion.

      Joint and Several Liability. Although the Bank is primarily liable for its portion of consolidated obligations, i.e., those issued on its behalf, the Bank is also jointly and severally liable with the other eleven FHLBanks for the payment of principal and interest on consolidated obligations of all the FHLBanks. If the principal or interest on any consolidated obligation issued on behalf of the Bank is not paid in full when due, the Bank may not pay dividends to, or redeem or repurchase shares of capital stock from, any member of the Bank. The Finance Board, in its discretion and notwithstanding any other provisions, may at any time order any FHLBank to make principal or interest payment due on any consolidated obligation, even in the absence of default by the primary obligor. For example, the Finance Board may order the Bank to make principal and interest payments due on consolidated obligations for which it is not the primary obligor if the FHLBank that is the primary obligor is unable to make the required payments due to a disruption in its debt servicing operations, such as a natural disaster or power failure. To the extent that a FHLBank makes any payment on a consolidated obligation on behalf of another FHLBank, the paying FHLBank shall be entitled to reimbursement from the non-paying FHLBank, which has a corresponding obligation to reimburse the FHLBank to the extent of such assistance and other associated costs. However, if the Finance Board determines that the non-paying FHLBank is unable to satisfy its obligations, then the Finance Board may allocate the outstanding liability among the remaining FHLBanks on a pro rata basis in proportion to each FHLBank’s participation in all consolidated obligations outstanding, or on any other basis the Finance Board may determine. See Note 16 of the audited financial statements for additional information. As of December 31, 2005, the Bank has never been required to assume or pay the consolidated obligations of another FHLBank.

      Finance Board regulations govern the issuance of debt on behalf of the FHLBanks, and authorize the FHLBanks to issue consolidated obligations, through the Office of Finance as its agent. The Bank is not permitted to issue individual debt without Finance Board approval.

      The Bank’s total consolidated obligations bonds and discount notes represented 7.6% and 6.9% of total FHLBank System consolidated obligations as of December 31, 2005 and 2004, respectively. For the FHLBank System, total consolidated obligations were $937.5 billion and $869.2 billion as of December 31, 2005 and 2004, respectively. Consolidated obligation bonds and discounts notes outstanding for each of the FHLBanks acting as primary obligor are presented in the following table, exclusive of combining adjustments:

	December 31, 2005			December 31, 2004
	Consolidated Obligations			Consolidated Obligations

		Discount			Discount
	Bonds	Notes	Total	Bonds	Notes	Total

	(In millions)

Atlanta	$120,778	$9,593	$130,371	$107,257	$13,025	$120,282

Boston	32,590	24,442	57,032	32,497	20,116	52,613

Chicago	63,006	16,865	79,871	62,869	16,942	79,811

Cincinnati	53,866	17,634	71,500	51,980	18,659	70,639

Dallas	46,612	11,236	57,848	51,655	7,100	58,755

DesMoines	37,653	4,074	41,727	39,769	5,027	44,796

Indianapolis	35,220	9,382	44,602	29,926	10,647	40,573

New York	57,119	20,651	77,770	60,586	19,670	80,256

Pittsburgh	56,717	14,620	71,337	44,904	15,173	60,077

San Francisco	184,515	27,747	212,262	148,811	26,321	175,132

Seattle	38,086	10,647	48,733	41,401	2,809	44,210

Topeka	30,948	13,459	44,407	29,310	12,788	42,098

Total FHLBank System	$757,110	$180,350	$937,460	$700,965	$168,277	$869,242

Other Risks

      Operating Risk. Operating risk is managed by the Bank’s Operating Risk Committee and is defined as the risk of unexpected loss resulting from human error, systems malfunctions, man-made or natural disasters, fraud, or circumvention or failure of internal controls. The FHLBank has established financial and operating polices and procedures, and insurance coverage is in force to further mitigate the potential for material losses from such occurrences. The Bank’s internal audit department, which reports directly to the Audit Committee of the Bank’s Board of Directors, regularly monitors compliance with established policies and procedures. In addition, the Bank has a business continuity plan that is designed to restore critical business processes and systems in the event of a disaster or business disruption. The Bank has established and periodically tests its business resumption plan under various disaster scenarios involving offsite recovery and the testing of the Bank’s operations and information systems. However, some operating risks exist which are beyond the Bank’s control, and the failure of other parties with which the Bank conducts business to adequately address their own operating risks could adversely affect the Bank.

      Business Risk. Business risk is defined as the risk of an adverse impact on the Bank’s profitability or financial or business strategies resulting from external factors that may occur in the short term and/or long term. Such factors may include, but are not limited to: continued financial services industry consolidation, a declining membership base, concentration of borrowing among members, the introduction of new competing products and services, increased non-Bank competition, initiatives to weaken the FHLBank System’s GSE status, changes in the deposit and mortgage markets for the Bank’s members, and other factors that may have a significant direct or indirect impact on the ability of the Bank to achieve its mission and strategic objectives. The Risk Management Committee continually monitors economic indicators and the external environment in which the Bank operates and attempts to mitigate these risks through long-term strategic planning.

      Technology Risk. Technology risk is defined as the risk to the Bank arising from the inability to deploy the appropriate technology platforms to effectively execute its business strategies and is managed by the Bank’s Technology and Project Steering Committee.

      Financial and Accounting Disclosure Risk. The Bank’s Disclosure Committee manages financial and accounting disclosure risk. This risk is defined as the risk to earnings, capital, the conduct of business, or reputation from inaccuracies or undue delays in financial statements released for public disclosure or from material changes in mandated accounting methodologies due to regulatory rule changes. Inaccuracies can occur as the result of misinterpretation of accounting literature, unintentional errors in calculations, estimates or through misclassification of transactions within the accounting system. Inaccuracies can also occur as the result of deliberate actions that are not checked by sufficient management oversight.

Item 3:	Properties

      The Bank occupies approximately 118,013 square feet of leased office space at 601 Grant Street, Pittsburgh, Pennsylvania, 15219 and additional office space at 1301 Pennsylvania Avenue, Washington, DC 20004; 2300 Computer Avenue, Willow Grove, Pennsylvania, 19090; 30 South New Street, Dover, Delaware, 19904 and 140 Maffett Street, Wilkes Barre, Pennsylvania, 18705. The Pennsylvania Avenue office space is shared with the FHLBank of Atlanta. The Bank also maintains a leased offsite backup facility. Essentially all of the Bank’s operations are housed at the Grant Street location.

Item 4:	Security Ownership of Certain Beneficial Owners and Management

      The Bank may issue capital stock only to members. As a result, the Bank does not offer any compensation plan under which equity securities of the Bank are authorized for issuance.

Member Institutions Holding 5% or More of Outstanding Capital Stock

as of December 31, 2005

		Percent of Total
Name	Capital Stock	Capital Stock

Sovereign Bank, Reading, PA	$643,401,100	20.8%

Citicorp Trust Bank, FSB, Newark, DE	331,911,300	10.7

ING Bank, FSB, Wilmington, DE	299,358,400	9.7

GMAC Bank, Wilmington, DE	234,224,300	7.6

Lehman Brothers Bank, FSB, Wilmington, DE	155,755,700	5.0

      Additionally, due to the fact that a majority of the Board of Directors of the Bank is elected from the membership of the Bank, these elected directors are officers and/or directors of member institutions that own the Bank’s capital stock. These institutions are provided in the following table.

Capital Stock Outstanding to Member Institutions

Whose Officers and/or Directors Serve as a Director of the Bank
as of December 31, 2005

		Percent of Total
Name	Capital Stock	Capital Stock

Sovereign Bank, Reading, PA	$643,401,100	20.8%

GMAC Bank, Wilmington, DE	234,224,300	7.6

First Commonwealth Bank, Indiana, PA	48,705,900	1.6

Wilmington Savings Fund Society, FSB, Wilmington, DE	46,293,000	1.5

Willow Grove Bank, Ambler, PA	16,996,800	0.6

Harleysville Savings Bank, Harleysville, PA	14,672,900	0.5

Summit Community Bank, Charleston, WV	12,081,000	0.4

Laurel Savings Bank, Allison Park, PA	1,908,800	0.1

Columbia County Farmers National Bank, Bloomsburg, PA	914,200	*

*	Less than 0.1%.

      The security ownership of certain beneficial owners and management as of April 30, 2006 is included in “Item 4” in Exhibit 99.2 and incorporated herein by reference.

Item 5:	Directors and Executive Officers

Directors

      In accordance with the Act, the Bank’s Board of Directors is comprised of a combination of industry directors elected by the Bank’s member institutions and public interest directors appointed by the Finance Board. No member of the Bank’s management may serve as a director of a FHLBank. The Bank’s Board of Directors currently includes nine industry directors and two public interest directors. Four public interest directorships are currently vacant. The Finance Board has chosen not to fill these vacancies to date.

      The following table sets forth certain information (ages as of May 12, 2006) regarding each of the Bank’s directors. No director of the Bank is related to any other director or executive officer of the Bank by blood, marriage, or adoption.

			Term
Name	Age	Director Since	Expires	Board Committees

Marvin N. Schoenhals (Chair) (Elected)	59	1997	2007	(a)(b)(c)(d)(e)(f)

Dennis S. Marlo (Vice Chair) (Elected)	63	2003	2006	(a)(b)(f)

Basil R. Battaglia (Appointed)	70	2004	2006	(a)(d)(e)

David W. Curtis (Elected)*	50	2006	2007	(a)(b)(d)

H. Charles Maddy, III (Elected)	43	2002	2007	(a)(b)(f)

Frederick A. Marcell Jr. (Elected)	68	2003	2008	(c)(d)(e)

Edwin R. Maus (Elected)	64	1998	2006	(b)(c)(f)

Edward J. Molnar (Elected)	65	2004	2006	(c)(d)(e)

Paul E. Reichart (Elected)	68	1997	2008	(c)(e)(f)

Gerard M. Thomchick (Elected)	50	2005	2007	(a)(b)(d)(f)

Cecil Underwood (Appointed)	83	2002	2006	(c)(e)

(a)	Member of Audit Committee

(b)	Member of Finance and Risk Management Committee

(c)	Member of Human Resources Committee

(d)	Member of Governance Committee

(e)	Member of Community Investment and Public Policy Committee

(f)	Member of Executive Committee

(*)	Board appointed Mr. Curtis to finish out an elected director vacancy.

Marvin N. Schoenhals (Chair)

      Mr. Schoenhals has served as President and CEO of both Wilmington Savings Fund Society, FSB and WSFS Financial Corporation (bank holding company) since 1990. He also serves as Chairman of both Wilmington Savings Fund Society, FSB and WSFS Financial Corporation. He is also on the board of the Brandywine Fund, Inc., Brandywine Blue Fund, Inc. and Brandywine Advisors Fund.

Dennis S. Marlo (Vice Chair)

      Mr. Marlo has served as Executive Vice President of Sovereign Bank since May 2004. From April 2001 to May 2004 he served as the Chief Risk Management Officer for both Sovereign Bancorp, Inc. (bank holding company) and Sovereign Bank and from 1999 through 2001 he served as CFO and Treasurer of both Sovereign Bank and Sovereign Bancorp. He also serves as a director of EnerSys.

Basil R. Battaglia

      Mr. Battaglia is the sole proprietor of both Beckworth Title (title research) and Beckworth Consulting (consulting firm).

David W. Curtis

      Mr. Curtis has served as Executive Vice President of Leon N. Weiner & Associates, Inc. (homebuilding) since 1981. He has served as a director of Citizens Bank (Delaware) since 2005.

     H. Charles Maddy, III

      Mr. Maddy has served as President and CEO of Summit Financial Group (bank holding company) since 1994. He also serves as a director for Summit Financial Group.

Frederick A. Marcell Jr.

      Mr. Marcell has served as President and CEO of Willow Grove Bank since 1992. He also serves as a director for Willow Grove Bank.

Edwin R. Maus

      Mr. Maus has served as President and CEO of Laurel Savings Bank since 1992. He has served as President and CEO of Laurel Capital Group (bank holding company) since 1993. He also serves as a director for both Laurel Savings Bank and Laurel Capital Group.

Edward J. Molnar

      Mr. Molnar has served as CEO of Harleysville Savings Financial Corporation since 1967. He also serves as Chairman of the Board for Harleysville Savings Financial Corporation.

Paul E. Reichart

      Mr. Reichart served as President and CEO of Columbia County Farmers National Bank from 1985 — 2002, when he retired. He serves as Chairman of Columbia County Farmers National Bank.

Gerard M. Thomchick

      Mr. Thomchick is President and CEO of First Commonwealth Bank and has served as COO and Senior Executive Vice President of First Commonwealth Financial Corporation (bank holding company) since 1995.

Cecil Underwood

      Mr. Underwood has served as the CEO of the Cecil H. Underwood Institute (public policy) since 2001. From 1997 to 2001 he served as the Governor of the State of West Virginia.

Audit Committee

      The Audit Committee has a written charter adopted by the Bank’s Board of Directors. The Audit Committee is directly responsible for the appointment, compensation and oversight of the Bank’s independent Registered Public Accounting Firm (RPAF) and Chief Internal Auditor. The Audit Committee is also responsible for approving all audit engagement fees, as well as any permitted non-audit services with the independent RPAF. The Audit Committee preapproves all auditing services and permitted non-audit services to be performed for the Bank by the independent RPAF. The independent RPAF reports directly to the Audit Committee. The Bank’s Chief Internal Auditor also reports directly to the Committee.

      The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	The Bank’s financial reporting processes and the audit of the Bank’s financial statements, including the integrity of the Bank’s financial statements;

•	the Bank’s administrative, operating, and internal accounting controls;

•	the Bank’s compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of the Bank’s internal audit function and independent auditors.

      As of April 30, 2006, the Audit Committee was composed of Messrs., Maddy (Chair), Curtis, Thomchick, Marlo and Battaglia. The Audit Committee regularly holds separate sessions with the Bank’s management, internal auditors, and independent RPAF.

Executive Officers

      The following table sets forth certain information (ages as of May 12, 2006) regarding the executive officers of the Bank.

Executive Officer	Age	Capacity in Which Serves

John R. Price	67	President and Chief Executive Officer

William G. Batz	58	Chief Operating Officer

Paul H. Dimmick	57	Managing Director, Capital Markets

Teresa M. Donatelli	42	Chief Information Officer

J. Michael Hemphill	60	Chief Risk Officer

Craig C. Howie	43	Group Director, Member Market Access

Kristina K. Williams	42	Chief Financial Officer

Dana A. Yealy	47	General Counsel and Corporate Secretary

      John R. Price became President and Chief Executive Officer of the Bank on January 2, 2006. Prior to joining the Bank, Mr. Price was a senior advisor to the Institute of International Finance. Mr. Price also held several senior-level positions at JP Morgan Chase & Co. in New York (formerly Manufacturers Hanover Trust Co. which later merged into Chemical Bank and Chase Manhattan Bank). Mr. Price was responsible for the mortgage banking and consumer finance subsidiaries; led the team advising the U.S. government on the securitization on $5 billion of community development and rural low-income housing loans, and earlier served as corporate secretary. Mr. Price graduated from Grinnell College in Iowa, was named a Rhodes Scholar, earned advanced degrees in Development Economics and Diplomatic History from Queens College at Oxford University and received his law degree from Harvard Law School. Mr. Price was a member of the Board and chair of the Audit Committee of the Principal Financial Corporation, is a life trustee of Grinnell College and was the founding chairman of Americans for Oxford. Mr. Price also served as president of the Bankers Association for Finance and Trade.

      William G. Batz has held the position of Chief Operating Officer since joining the Bank in 1988. Previously, Mr. Batz was Senior Vice President of Finance for Mellon Bank, and held positions with Society Corporation and Peat, Marwick, Mitchell & Co. Mr. Batz is a C.P.A., holds an M.B.A. from the University of Chicago and a doctorate from the University of Minnesota. Mr. Batz is a frequent public speaker on behalf of the Bank, and is active with trade associations, Wall Street counterparties and the political sector. Mr. Batz has served as a director of the Pennsylvania Bankers Association.

      Paul H. Dimmick joined the Bank in 2003 with the formation of the Mortgage Finance department. In December 2004, he was named Managing Director of Capital Markets, a newly formed group comprised of the Treasury and Mortgage Finance departments. Prior to joining the Bank, Mr. Dimmick held various senior management positions at Mellon Bank including Executive Vice President of Capital Markets. Mr. Dimmick was also a Senior Managing Director with Chemical Bank and its predecessor, Manufacturers Hanover Trust

Co. Mr. Dimmick started his banking career as a bank examiner for the Federal Reserve Bank of New York. Mr. Dimmick holds a Bachelors degree in economics and business from Lafayette College and an M.B.A. from the University of Pennsylvania’s Wharton School.

      Teresa M. Donatelli joined the Bank in 1992, and held several managerial positions in Administration and Information Technology prior to assuming the position of Chief Information Officer in May 2004. Prior to joining the Bank, Ms. Donatelli held a variety of technical and managerial positions at Alcoa, Deloitte & Touche and Mellon Bank. Ms. Donatelli has a Bachelor of Arts degree in English from Duquesne University and a Masters degree in Business Administration from the University of Pittsburgh.

      J. Michael Hemphill joined the Bank in 2000 as Audit Director. In June 2004, Mr. Hemphill became the Chief Risk Officer for the Bank. Mr. Hemphill was Director of Internal Audit at the Federal Home Loan Bank of Dallas from January 1998 through March 2000, and was the Controller from 1986 to 1997. Mr. Hemphill earned a Bachelors degree in Accounting from Texas A&M University and is a graduate of the University of Wisconsin’s School of Bank Administration. Mr. Hemphill also holds a C.P.A. Mr. Hemphill is a member of the American Institute of Certified Public Accountants, Institute of Internal Auditors, and the National Association of Financial Services Auditors.

      Craig C. Howie joined the Bank in 1990, and is the Group Director of the Bank’s Member Market Access department which includes Member Money Desk, Sales and Marketing, Mortgage Partnership Finance, Bank4Bank and Collateral Operations. Before joining the Bank, Mr. Howie worked for Chemical Bank in New York as an Assistant Vice President in Mortgage Capital Markets. Prior to that, Mr. Howie worked for GMAC as an Assistant Vice President in Secondary Marketing. Mr. Howie received a Bachelors degree in Finance and Marketing from Susquehanna University and a Masters degree in Business Administration with a concentration in Finance from Drexel University.

      Kristina K. Williams joined the Bank on December 31, 2004 as Chief Accounting Officer. Ms. Williams became Chief Financial Officer February 1, 2006. Ms. Williams most recently was the Chief Financial Officer of Wholesale Banking for PNC Financial Services Group. Ms. Williams also spent time in SEC and Regulatory Reporting and served as Director of Accounting Policy for PNC. Ms. Williams previously spent several years in public accounting with PricewaterhouseCoopers and Deloitte & Touche. Ms. Williams graduated magna cum laude from West Liberty State College and received her Masters in Professional Accountancy from West Virginia University. Ms. Williams is a C.P.A. and a member of the American Institute of Certified Public Accountants, Pennsylvania Institute of Certified Public Accountants and the Board of Directors for the West Liberty State College Foundation.

      Dana A. Yealy joined the Bank in 1986, and has served as General Counsel since August 1991. Mr. Yealy is responsible for the legal, government relations, corporate secretary and ethics functions of the Bank. Prior to joining the Bank, he was an attorney with the Federal Home Loan Bank of Dallas. Mr. Yealy earned his Bachelors degree in Economics from Westminster College, his Juris Doctorate from Pennsylvania State University’s Dickinson School of Law, and his LL.M in Banking Law from the Boston University School of Law. Mr. Yealy is an active member of the Association of Corporate Counsel, the American Society of Corporate Secretaries, and the Society of Corporate Compliance and Ethics. Mr. Yealy is also a member of several committees of the American, Pennsylvania and Allegheny County Bar Associations.

      Each executive officer serves at the pleasure of the Board of Directors.

      The Bank has adopted a code of ethics for all of its employees and directors, including its Chief Executive Officer, principal financial officer, controller, and those individuals that perform similar functions. A copy of the code of ethics is on the Bank’s public web site, www.fhlb-pgh.com, and will be provided without charge upon request to the Legal Department of the Bank.

Item 6:	Executive Compensation

Executive Officers’ Compensation

      The following table sets forth information concerning the compensation earned from the Bank for the fiscal year ended December 31, 2005, by the persons who were the Bank’s Chief Executive Officer and the four other highest paid Executive Officers in 2005. Annual compensation includes amounts deferred.

		Annual Compensation			Long-Term
Name and				Other Annual	Compensation	All Other
Principal Position	Year	Salary	Bonus	Compensation	LTIC Payouts(1)	Compensation(2)

Current Executive Officers

John R. Price(3)	2005	—	—	—	—	—
President and Chief Executive Officer

William G. Batz(4)	2005	$352,159	$100,366	—	$105,637	$27,361
Executive Vice President and Chief Operating Officer

Kristina K. Williams(5)	2005	225,000	265,876	—	16,873	13,500
Chief Financial Officer

Paul H. Dimmick	2005	235,000	78,872	—	41,121	18,785
Managing Director,
Capital Markets
Former Executive Officers

James D. Roy(6)	2005	523,000	198,740	$51,566	196,105	43,886
President and Chief Executive Officer

Eric J. Marx(7)	2005	301,316	70,056	—	90,386	23,237
Senior Vice President & Chief Financial Officer

(1)	Long-Term Incentive Compensation Plan payout reflects results attained over a three-year performance period (2003 through 2005).

(2)	Represents contributions or other allocations made by the Bank to qualified and/or non-qualified vested and unvested defined contribution plans.

(3)	Mr. Price began employment January 2, 2006. Mr. Price’s base salary is $500,000 and is eligible for the Bank’s short-term and long-term incentive plans. Mr. Price will also receive a standard package which includes relocation assistance and the benefit of a Bank car.

(4)	The Board of Directors has entered into a retention agreement with Mr. Batz. Mr. Batz would receive a payment in the amount of $200,000 if he remains a part of the Bank’s management team through January 2, 2007.

(5)	Ms. Williams began employment on December 31, 2004 and received a $150,000 signing bonus and a special award of $45,000. Ms. Williams was promoted to Chief Financial Officer effective February 1, 2006.

(6)	Mr. Roy retired as of December 31, 2005. Mr. Roy received retirement gifts, including gross-ups, of $46,066 and a scholarship fund in his name of $5,500 per year for ten years.

(7)	Mr. Marx terminated employment on March 31, 2006.

      The Bank participates in the Pentegra Defined Benefit Plan for Financial Institutions (PDFP), a tax-qualified multiple-employer defined-benefit plan for all employees, formerly known as the Financial Institutions Retirement Plan. Certain executives participate in the Supplemental Employee Retirement Plan (SERP), a non-qualified retirement plan. A SERP ensures, among other things, that participants receive the full amount of benefits to which they would have been entitled under their pension plans in the absence of limits on benefits levels imposed by the Internal Revenue Service.

      The following table shows estimated annual benefits payable from PDFP and SERP combined upon retirement at age 65 and calculated in accordance with the formula currently in effect for specified years-of-service and remuneration classes for Bank employees participating in both plans.

Pension Plan Table

	Years of Service

Remuneration	5	10	15	20	25	30	35	40

$100,000	$10,000	$20,000	$30,000	$40,000	$50,000	$60,000	$70,000	$80,000

200,000	20,000	40,000	60,000	80,000	100,000	120,000	140,000	160,000

300,000	30,000	60,000	90,000	120,000	150,000	180,000	210,000	240,000

400,000	40,000	80,000	120,000	160,000	200,000	240,000	280,000	320,000

500,000	50,000	100,000	150,000	200,000	250,000	300,000	350,000	400,000

600,000	60,000	120,000	180,000	240,000	300,000	360,000	420,000	480,000

700,000	70,000	140,000	210,000	280,000	350,000	420,000	490,000	560,000

800,000	80,000	160,000	240,000	320,000	400,000	480,000	560,000	640,000

900,000	90,000	180,000	270,000	360,000	450,000	540,000	630,000	720,000

•	Benefit formula for PDFP regular annual allowance is 2% times Years of Benefit Service times High 3 Year Average Salary.

•	For the SERP, compensation covered includes annual base salary plus short-term incentive compensation without regard to IRS limitations.

•	Credited years of service as of December 31, 2005, is 18 years and 1 month for Mr. Roy, 17 years and 1 month for Mr. Batz, 10 years and 1 month for Mr. Marx, 2 years and 4 months for Mr. Dimmick and 1 year for Ms. Williams.

•	The regular form of retirement benefits provides a single life annuity; a lump-sum option is also available.

•	The benefits shown in the table are not subject to offset for social security or any other amounts.

      The Bank participates in the Pentegra Defined Contribution Plan for Financial Institutions, formerly know as the Financial Institution Thrift Plan (Thrift Plan), a retirement savings plan qualified under the Internal Revenue Code for employees of the Bank. The Bank matches employee contributions based on the length of service and the amount of employee contribution. Certain executives participate in the Supplemental Thrift Plan, a non-qualified plan. The Supplemental Thrift Plan ensures, among other things, that participants whose benefits under the Thrift Plan would otherwise be significantly restricted by the terms of the Thrift Plan or the Internal Revenue Code are able to make elective pretax deferrals and to receive the Bank match relating to such deferrals.

Directors’ Compensation

      In accordance with the Finance Board’s regulations, the Bank has established a formal policy governing the compensation provided to its directors. Directors are compensated based on the level of responsibility assumed. Fees are paid for attendance at certain meetings subject to an annual limit. The total directors’ compensation incurred by the Bank during 2005 was $220,863. All directors are reimbursed for travel and accommodation expenses in connection with attendance at board and committee meetings. The director compensation limits for 2006 are summarized below:

Director Meeting Fees

Type of Meeting	Position	Per Meeting Fee

Board	Chairman	$1,500

Board	Vice Chairman	$1,250

Board	Director	$1,000

Board Committee or System Meeting	Chairman, Vice	$1,000
	Chairman, Director

Director Annual Compensation Limits

Position	2006

Chairman	$29,357

Vice Chairman	23,486

Director	17,614

Executive Severance Agreements

      The Bank has entered into a letter agreement with Mr. Price in which the Bank has agreed to provide Mr. Price with severance benefits. Mr. Price is entitled to receive 12 months’ base salary continuation and medical coverage for the length of the severance if his employment is terminated for other than cause. See Exhibit 10.9 filed herewith for information on the executive severance agreement between the Bank and Mr. Price.

      Separation and Release Agreement with Eric J. Marx. The employment of Eric J. Marx, the Bank’s former Chief Financial Officer, was terminated effective March 31, 2006 without cause. In connection with the termination of Mr. Marx’s employment, we entered into a separation and general release agreement that provided: (1) a severance payment equal to 12 months of Mr. Marx’s base salary, or $311,862, payable in installments through March 15, 2007; (2) that the Bank will continue to pay the employer’s share of the premiums associated with Bank provided coverage for Mr. Marx under group health and dental programs beginning March 31, 2006 through March 31, 2007; (3) that the Bank will continue to pay Mr. Marx’s life insurance premium payments to the same extent that the Bank pays the employer’s portion for its active employees; and (4) $13,000 in outplacement assistance.

Item 7:	Certain Relationships and Related Transactions

      All members are required by law to purchase capital stock in the Bank. The capital stock of the Bank can be purchased only by members. As a cooperative, the Bank’s products and services are provided almost exclusively to its stockholders. In the ordinary course of business, transactions between the Bank and its stockholders are carried out on terms that are established by the Bank, including pricing and collateralization terms, that treat all similarly situated members on a nondiscriminatory basis.

      The Bank’s products and services are provided to members whose officers and directors serve on the Bank Board of Directors and to holders of more than 5% of the Bank’s capital stock on terms that are no more favorable to them than comparable transactions with other similarly situated members of the Bank. Loans included in such transactions did not involve more than the normal risk of collectibility or present other unfavorable terms. Currently, nine of the Bank’s eleven directors are officers or directors of members.

      Since January 1, 2002, the Bank has not engaged in any transaction outside of the ordinary course of business with any of the Bank’s directors, executive officers, or any members of their immediate families that requires disclosure under applicable rules and regulations. Additionally, since January 1, 2002, the Bank has not had any dealings with entities that are affiliated with its directors that require disclosure under applicable rules and regulations. The Bank has made certain arrangements to allow several affiliates of Sovereign Bank to pledge collateral to the Bank on behalf of Sovereign Bank. Director Marlo is an officer of Sovereign Bank. These arrangements were established before Director Marlo started to serve as a director of the Bank. As of April 30, 2006, $2.1 billion in assets were pledged to the Bank on behalf of Sovereign Bank by its affiliates. The Bank is not currently including these assets in Sovereign’s borrowing capacity. The Board of Directors believes that these transactions are in the ordinary course of business for the Bank. The Bank has also made certain arrangements to allow an affiliate of GMAC Bank to pledge collateral to the Bank on behalf of GMAC Bank. A previous director, David Applegate, is an officer of GMAC Bank. These arrangements were established after Mr. Applegate ceased to serve as a director of the Bank. To date, the Bank has not extended any credit against collateral pledged by any of these affiliates. No director or executive officer of the Bank or any of their immediate family members has been indebted to the Bank at any time since January 1, 2002.

Item 8:	Legal Proceedings

      The Bank is not currently aware of any pending or threatened legal proceedings against it that could have a material adverse effect on the Bank’s financial condition or results of operations.

Item 9:	Market for the Bank’s Common Stock and Related Security Holder Matters

      The member financial institutions own all the capital stock of the Bank. There is no established marketplace for the Bank’s stock; the Bank’s stock is not publicly traded and may be redeemed by the Bank only at par value. The members may request that the Bank redeem all or part of the common stock they hold in the Bank five years after the Bank receives a written request by a member. In addition, the Bank may repurchase shares held by members in excess of their required stock holdings at the Bank’s discretion upon one day’s notice. Excess stock is Bank capital stock not required to be held by the member to meet its minimum stock purchase requirement under the Bank’s capital plan. The members’ minimum stock purchase requirement is subject to change from time to time at the discretion of the Board of Directors of the Bank. Par value of each share of capital stock is $100. As of December 31, 2005, 334 members owned Bank capital stock and two nonmembers held capital stock. The total number of shares of capital stock outstanding as of December 31, 2005 was 30,953,144, of which members held 30,824,822 shares and nonmembers held 128,322 shares. Member stock includes 38,992 shares held by an institution that has given notice of withdrawal effective April 2010.

      The Bank’s dividends as a percentage of par value are outlined in the table below. All dividends were paid in cash.

	2005	2004	2003
Quarter	Annualized Rate	Annualized Rate	Annualized Rate

First	2.84%	1.37%	3.25%

Second	2.64	1.34	2.25

Third	2.78	1.60	2.00

Fourth	3.00	2.41	1.40

      Please see “Capital Resources — Dividends” included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations for information concerning restrictions on the Bank’s ability to pay dividends and the Bank’s current dividend policy.

      The disclosure presented above is for the years ended December 31, 2005, 2004 and 2003. The disclosure for the interim reporting period since the end of the most recent fiscal year is included in “Item 9” of Exhibit 99.2 and incorporated herein by reference.

Item 10:	Recent Sales of Unregistered Securities

      The securities issued by the Bank are “exempt securities” under Section 3(a)(2) of the Securities Act of 1933 to the same extent as securities that are obligations of, or guaranteed as to principal and interest by, the United States. Registration statements with respect to offerings of Bank securities are not filed with the SEC. As stated in Item 9, Bank common stock is not publicly traded. The following table sets forth the securities sold for each of the periods presented. Consolidated obligations were sold through various underwriters. All securities were sold for cash.

	For the Year-Ended December 31,

	2005	2004	2003

	(In thousands)

Consolidated obligation bonds	$25,703,624	$29,936,298	$39,661,956

Consolidated obligation discount notes	$1,046,170,996	$1,166,338,001	$640,819,662

Capital stock	$8,395,006	$5,805,390	$2,727,083

      The Bank issues standby letters of credit in the ordinary course of business. From time-to-time the Bank provides standby letters of credit to support members’ standby letters of credit or obligations issued to support unaffiliated, third-party offerings of notes, bonds or other securities to finance housing-related projects. The Bank provided $30.0 million, $17.2 million, and $12.3 million of such credit support during the years ended December 31, 2005, 2004 and 2003, respectively. To the extent that these standby letters of credit are securities for purposes of the Securities Act of 1933, the issuance of the standby letter of credit by the Bank is exempt from registration pursuant to Section 3(a)(2) thereof.

      The disclosure presented above is for the years ended December 31, 2005, 2004 and 2003. The disclosure for the interim reporting period since the end of the most recent fiscal year is included in “Item 10” of Exhibit 99.2 and incorporated herein by reference.

Item 11:	Description of Bank Securities to be Registered

      The Bank has only one class of capital stock issued and outstanding, capital stock, par value $100, which is five-year redeemable common stock. This stock was issued under a capital plan approved by the Finance Board on May 8, 2002, and implemented on December 16, 2002.

      Bank capital stock may be purchased only by member institutions. It is issued, redeemed and repurchased at par value of one hundred dollars ($100) per share. See the “Description of Capital Stock” section of the Information Statement filed herewith as Exhibit 99.1 (the “Information Statement”) regarding dividend rights, voting rights, and liquidation rights. See the “Description of the Bank’s Capital Plan” section of the Information Statement regarding limitations on the repurchase and redemption of Bank capital stock.

      Upon a simple majority vote of all of the individual members of the Bank’s Board of Directors, not just a simple majority vote of a quorum, a request to amend the capital plan may be submitted to the Finance Board. See the “Amendment to the Capital Plan” section of the Information Statement for additional provisions regarding the modification of rights of holders of Bank capital stock. The information under the captions of the Information Statement referred to above is incorporated herein by reference.

      Voting rights in regard to the election of directors are set forth in Finance Board regulations. The Bank annually calculates each member’s minimum stock purchase requirement for purposes of determining its voting shares based on its preceding December 31 (record date) balance sheet, outstanding loans, and acquired member asset information (if applicable). Each member is eligible to vote for the number of open elected director seats in the state in which its principal place of business is located. Each member is entitled to cast one vote for each share of capital stock that the member was required to hold as of the record date; except that, the number of votes that each member may cast for each directorship may not exceed the average number of shares of capital stock that were required to be held by all members located in that state on the record date. There are no voting preferences for any share of capital stock.

Item 12:	Indemnification of Directors and Officers

      Article VII, Section 6 of the Bank’s bylaws requires the Bank to indemnify the Bank’s directors and officers to the fullest extent of the law against all expenses, liability, and loss (including attorney’s fees, judgments, fines, ERISA excise taxes and penalties, and amounts paid or to be paid in settlement) when such person was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was a director or officer of the Bank or was serving at the request of the Bank.

Item 13:	Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

the Federal Home Loan Bank of Pittsburgh:

      In our opinion, the accompanying statements of condition and the related statements of income, capital and of cash flows present fairly, in all material respects, the financial position of the Federal Home Loan Bank of Pittsburgh (the “Bank”) at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 1, the Bank has restated its financial statements at December 31, 2004 and for each of the two years in the period ended December 31, 2004.

      As discussed in Note 3, the Bank changed its method of accounting for the amortization of deferred loan origination fees and premiums and discounts paid to and received on mortgage loans and securities under Statement of Financial Accounting Standards No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, effective January 1, 2004. The Bank also adopted Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, effective January 1, 2004.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia

June 9, 2006

Financial Statements for Years-ended 2005, 2004 and 2003

Federal Home Loan Bank of Pittsburgh

Statement of Operations

	Year-ended December 31,

	2005	2004	2003

		(Restated)	(Restated)

	(In thousands, except per share amounts)

Interest Income:

Loans to members	$1,526,937	$612,621	$464,124

Prepayment fees on loans to members, net	2,276	1,136	5,183

Interest-bearing deposits	61,580	12,195	8,157

Federal funds sold	57,167	28,399	15,898

Investment securities	402,097	323,115	329,367

Mortgage loans held for portfolio	401,742	405,775	371,713

Loans to other FHLBanks	—	31	130

Total interest income	2,451,799	1,383,272	1,194,572

Interest Expense:

Consolidated obligation bonds	1,579,772	872,023	766,532

Consolidated obligation discount notes	528,123	193,348	122,033

Deposits	30,770	14,729	20,894

Mandatorily redeemable capital stock	555	249	—

Other borrowings	3,036	3,153	6,383

Total interest expense	2,142,256	1,083,502	915,842

Net interest income before provision for credit losses	309,543	299,770	278,730

Provision (benefit) for credit losses	2,089	308	(6,575)

Net interest income after provision for credit losses	307,454	299,462	285,305

Other income (loss)

Services fees	4,007	4,127	6,062

Net gain (loss) on sale of trading securities	(999)	(3,286)	(12,310)

Net gain on sale of available-for-sale securities	—	—	4,090

Net gain on sale of held-to-maturity securities (Note 8)	—	2,576	2,492

Net gain (loss) on derivatives and hedging activities	4,185	(106,327)	(158,005)

Other, net	209	1,261	4,087

Total other income (loss)	7,402	(101,649)	(153,584)

Other expense

Salaries and benefits operating expense	30,792	24,925	20,045

Other operating expense	18,664	17,414	15,566

Finance Board and Office of Finance	4,270	3,459	2,614

Total other expense	53,726	45,798	38,225

Income before assessments	261,130	152,015	93,496

Affordable Housing Program	21,374	13,234	7,632

REFCORP	47,951	29,714	17,173

Total assessments	69,325	42,948	24,805

Income before cumulative effect of change in accounting principle	191,805	109,067	68,691

Cumulative effect of change in accounting principle (Note 3)	—	9,788	—

Net income	$191,805	$118,855	$68,691

Earnings per share:

Weighted average shares outstanding	28,552	26,265	22,943

Earnings per share before cumulative effect of change in accounting principle	$6.72	$4.16	$2.99

Cumulative effect of change in accounting principle	—	0.37	—

Basic and diluted earnings per share (Note 15)	$6.72	$4.53	$2.99

The accompanying notes are an integral part of these financial statements.

Federal Home Loan Bank of Pittsburgh

Statement of Condition

	December 31,

	2005	2004

		(Restated)

	(In thousands,
	except par value)

ASSETS

Cash and due from banks (Note 4)	$115,370	$92,245

Interest-bearing deposits	3,259,894	1,347,009

Federal funds sold	2,320,000	2,255,000

Investment securities:

Trading securities (Note 6)	—	311,306

Available-for-sale securities, at fair value; amortized cost of $330,434 and $630,330, respectively (Note 7)	331,297	631,139

Held-to-maturity securities, at amortized cost; fair value of $10,828,384 and $8,260,806 respectively (Note 8)	11,034,630	8,385,403

Loans to members (Note 9)	47,492,959	38,980,353

Mortgage loans held for portfolio (Note 10), net of allowance for credit losses of $657 and $680, respectively (Note 11)	7,651,914	8,644,995

Banking On Business loans, net of allowance for credit losses of $4,868 and $3,394, respectively (Note 11)	10,653	9,545

Accrued interest receivable	304,193	212,567

Premises and equipment, net (Note 5)	14,918	8,940

Derivative assets (Note 16)	317,033	148,160

Other assets	45,350	41,936

Total assets	$72,898,211	$61,068,598

LIABILITIES AND CAPITAL

Liabilities
Deposits: (Note 12)

Interest-bearing	$1,060,605	$1,016,919

Noninterest-bearing	2,486	1,681

Loans from other FHLBanks (Note 13)	—	—
Consolidated obligations, net: (Note 14)

Bonds	53,142,937	41,074,815

Discount notes	14,580,400	15,160,634

Total consolidated obligations, net	67,723,337	56,235,449

Mandatorily redeemable capital stock (Note 15)	16,731	18,208

Accrued interest payable	436,214	299,988

Affordable Housing Program (Note 17)	36,707	20,910

Payable to REFCORP (Note 18)	14,633	3,363

Derivative liabilities (Note 16)	278,444	641,299

Other liabilities	69,508	69,457

Total liabilities	69,638,665	58,307,274

Commitments and contingencies (Note 23)	—	—

Capital (Note 15)

Capital stock — putable ($100 par value) issued and outstanding shares: 30,786 and 26,958 shares in 2005 and 2004, respectively	3,078,583	2,695,802

Retained earnings	188,479	77,190

Accumulated other comprehensive income (loss) (Notes 2, 7, 19)	(7,516)	(11,668)

Total capital	3,259,546	2,761,324

Total liabilities and capital	$72,898,211	$61,068,598

The accompanying notes are an integral part of these financial statements.

Federal Home Loan Bank of Pittsburgh

Statement of Cash Flows

	Year-ended December 31,

	2005	2004	2003

		(Restated)	(Restated)

	(In thousands)

OPERATING ACTIVITIES

Net income	$191,805	$118,855	$68,691

Cumulative effect of change in accounting principle		(9,788)	—

Income before cumulative effect of change in accounting principle	191,805	109,067	68,691

Adjustments to reconcile income before cumulative effect of change in accounting principle to net cash provided by (used for) operating activities:

Depreciation and amortization:

Net premiums and discounts on consolidated obligations and investments	15,360	29,914	(254,348)

Net premiums and discounts on mortgage loans	38,572	63,316	76,510

Concessions on consolidated obligation bonds	10,873	18,851	30,695

Bank premises and equipment	2,696	2,894	3,145

Provision for credit losses	2,089	308	(6,575)

Net realized loss (gain) on available-for-sale securities	—	—	(4,090)

Net realized loss (gain) on held-to-maturity securities (Note 8)	—	(2,576)	(2,492)

Net realized loss (gain) on trading securities	999	—	—

Net realized loss (gain) on disposal of Bank premises and equipment	1,464	140	26

Loss (gain) due to change in net fair value adjustment on derivative and hedging activities	414,048	524,107	49,525

Total adjustments	486,101	636,954	(107,604)

Changes in assets and liabilities:

Trading securities, net of transfers	88,307	43,320	868,486

Accrued interest receivable	(91,626)	(11,956)	7,391

Derivative asset net accrued interest	(169,481)	(18,762)	83,011

Derivative liability net accrued interest	(362,886)	(564,810)	(277,154)

Other assets	45	7,402	2,128

Affordable Housing Program (AHP) liability and discount on AHP loans to members	15,572	7,665	(3,918)

Accrued interest payable	136,226	(11,911)	14,333

Payable to REFCORP	11,270	10,969	9,929

Other liabilities	2,766	3,570	2,737

Total changes in assets and liabilities	(369,807)	(534,513)	706,943

Net cash provided by operating activities	$308,099	$211,508	$668,030

Federal Home Loan Bank of Pittsburgh

Statement of Cash Flows (Continued)

	Year-ended December 31,

	2005	2004	2003

		(Restated)	(Restated)

	(In thousands)

INVESTING ACTIVITIES

Net change in:

Interest-bearing deposits	$(1,913,262)	$(512,892)	$(240,955)

Federal funds sold	(65,000)	(1,255,000)	(18,000)

Commercial paper	(76,398)	171,914	(239,889)

Loans to other FHLBanks	—	—	190,000

Deposits to other FHLBanks	377	1,211	(2,658)

Proceeds from:

Sales of held-to-maturity securities, except commercial paper	—	71,261	87,333

Maturities of held-to-maturity securities, except commercial paper	2,209,970	2,943,603	5,609,790

Sales of available-for-sale securities	—	—	1,820,036

Maturities of available-for-sale securities	299,938	182,875	956,955

Sale of Bank premises and equipment	37	48	—

Purchases of:

Held-to-maturity securities, except commercial paper	(4,540,157)	(4,105,561)	(5,899,665)

Available-for-sales securities	—	(452,064)	(2,714,677)

Mortgage loans held for portfolio	(951,212)	(2,856,800)	(6,701,581)

Bank premises and equipment	(8,975)	(3,950)	(2,162)

Principal collected on members loans and BOB loans	2,304,901,180	2,029,834,077	1,249,543,380

Loans made to members, including BOB loans	(2,314,105,099)	(2,034,812,893)	(1,255,456,889)

Principal collected on mortgage loans held for portfolio	1,903,261	2,172,628	3,515,222

Net cash (used in) investing activities	$(12,345,340)	$(8,621,543)	$(9,553,760)

FINANCING ACTIVITIES

Net change in:

Deposits	$34,121	$(278,588)	$(1,107,488)

Loans from other FHLBanks	—	(60,000)	60,000

Net proceeds from issuance of consolidated obligations:

Discount notes	1,046,170,996	1,166,338,001	640,819,662

Bonds	25,638,027	29,305,556	39,286,155

Bonds transferred from other FHLBanks	65,597	630,742	375,801

Payments for maturing or called consolidated obligations:

Discount notes	(1,046,769,795)	(1,162,738,580)	(639,691,415)

Bonds	(13,387,372)	(25,113,935)	(31,364,573)

Proceeds from issuance of capital stock	8,395,006	5,805,390	2,727,083

Payments for redemption/ repurchase of capital stock	(8,013,701)	(5,433,008)	(2,225,198)

Cash dividends paid	(72,513)	(36,765)	(41,782)

Net cash provided by financing activities	$12,060,366	$8,418,813	$8,838,245

Net increase (decrease) in cash and due from banks	$23,125	$8,778	$(47,485)

Cash and due from banks, at the beginning of the year	92,245	83,467	130,952

Cash and due from banks, at the end of the year	$115,370	$92,245	$83,467

Supplemental disclosures:

Interest paid during the year	$1,405,233	$822,420	$682,704

Affordable Housing Program payments, net	5,577	5,237	11,816

REFCORP payments	36,381	18,745	7,243

The accompanying notes are an integral part of these financial statements.

Federal Home Loan Bank of Pittsburgh

Statement of Changes in Capital

	Capital
	Stock — Putable		Retained	Accumulated Other
			Earnings	Comprehensive
	Shares	Par Value	(Deficit)	Income(Loss)	Total Capital

			(Restated)	(Restated)	(Restated)

	(In thousands, except shares)

Balance December 31, 2002 previously reported	18,397	$1,839,742	$65,563	$(5,565)	$1,899,740

Restatement of financial statements (Note 1)	—	—	(81,427)	(64)	(81,491)

Balance December 31, 2002 (restated)	18,397	$1,839,742	$(15,864)	$(5,629)	$1,818,249

Proceeds from the sale of capital stock	27,271	$2,727,083	—	—	$2,727,083

Redemption/ repurchase of capital stock	(22,252)	(2,225,198)	—	—	(2,225,198)

Comprehensive income (loss):

Net income	—	—	$68,691	—	68,691

Net unrealized gain (loss) on available-for-sale securities	—	—	—	$(324)	(324)

Net gain (loss) relating to hedging activities	—	—	—	(8,203)	(8,203)

Reclassification adjustment for gains included in net income	—	—	—	4,369	4,369

Other	—	—	—

Total comprehensive income (loss)	—	—	68,691	(4,158)	64,533

Cash dividends on capital stock	—	—	(50,182)	—	(50,182)

Balance December 31, 2003 (restated)	23,416	$2,341,627	$2,645	$(9,787)	$2,334,485

Proceeds from sale of capital stock	58,054	$5,805,390	—	—	$5,805,390

Redemption/ repurchase of capital stock	(54,330)	(5,433,007)	—	—	(5,433,007)

Net shares reclassified to mandatorily redeemable capital stock	(182)	(18,208)	—	—	(18,208)

Comprehensive income (loss):

Net income	—	—	$118,855	—	118,855

Net unrealized gain (loss) on available-for-sale securities	—	—	—	$714	714

Net gain (loss) relating to hedging activities	—	—	—	(2,547)	(2,547)

Reclassification adjustment for gains included in net income	—	—	—	431	431

Other	—	—	—	(479)	(479)

Total comprehensive income (loss)	—	—	118,855	(1,881)	116,974

Cash dividends on capital stock	—	—	(44,310)	—	(44,310)

Balance December 31, 2004 (restated)	26,958	$2,695,802	$77,190	$(11,668)	$2,761,324

Proceeds from sale of capital stock	83,983	$8,398,334	—	—	$8,398,334

Repurchase of capital stock	(80,170)	(8,017,030)	—	—	(8,017,030)

Net shares reclassified to mandatorily redeemable capital stock	15	1,477	—	—	1,477

Comprehensive income (loss):

Net income	—	—	$191,805	—	191,805

Net unrealized gain (loss) on available-for-sale securities	—	—	—	$54	54

Net gain (loss) relating to hedging activities	—	—	—	4,021	4,021

Reclassification adjustment for gains included in net income	—	—	—	—	—

Other	—	—	—	77	77

Total comprehensive income (loss)	—	—	191,805	4,152	195,957

Cash dividends on capital stock	—	—	(80,516)	—	(80,516)

Balance December 31, 2005	30,786	$3,078,583	$188,479	$(7,516)	$3,259,546

The accompanying notes are an integral part of these financial statements.

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements

Background Information

      The Federal Home Loan Bank of Pittsburgh (the Bank), a federally chartered corporation, is one of twelve district Federal Home Loan Banks (FHLBanks). The FHLBanks serve the public by enhancing the availability of credit for residential mortgages and targeted community development. The Bank provides a readily available, low-cost source of funds to its member institutions. The Bank is a cooperative, which means that current members own nearly all of the outstanding capital stock of the Bank and may receive dividends on their investment. Regulated financial depositories and insurance companies engaged in residential housing finance that maintain their principal place of business in Delaware, Pennsylvania or West Virginia may apply for membership. State and local housing authorities that meet certain statutes or criteria may also borrow from the Bank. While eligible to borrow, state and local housing associates are not members of the Bank and, as such, are not required or eligible to hold capital stock.

      All members must purchase stock in the Bank. The amount of capital stock members own is based on their outstanding loans, their unused borrowing capacity and the principal balance of residential mortgage loans previously sold to the Bank. See Note 15 for additional information. As a result of these requirements, the Bank conducts business with members in the normal course of business. The Bank considers those members with capital stock outstanding in excess of ten percent of total capital stock outstanding to be related parties. See Note 20 for additional information.

      The Federal Housing Finance Board (Finance Board), an independent agency in the executive branch of the United States government, supervises and regulates the FHLBanks and the Office of Finance. The Finance Board’s principal purpose is to ensure that the FHLBanks operate in a safe and sound manner, carry out their housing finance mission, remain adequately capitalized, and can raise funds in the capital markets. Also, the Finance Board establishes policies and regulations covering the operations of the FHLBanks. Each FHLBank operates as a separate entity with its own management, employees, and board of directors. The Bank does not have any special-purpose entities or any other type of off-balance sheet conduits.

      The Bank’s debt instruments are referred to as consolidated obligations and are the joint and several obligations of all the FHLBanks and are the primary source of funds for the FHLBanks. Deposits, other borrowings, and capital stock issued to members provide other funds. The Bank primarily uses these funds to provide loans to members and to purchase mortgages from members through the Mortgage Partnership Finance® (MPF®) Program. The Bank also provides member institutions with correspondent services, such as wire transfer, safekeeping and settlement.

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

Note 1 — Restatement of Previously Issued Financial Statements

      During the third quarter of 2005, in the course of preparing for registration of its equity securities with the Securities and Exchange Commission (SEC), the Bank determined that corrections needed to be made due to the manner in which the Bank applied SFAS 133. Therefore, the Bank restated its financial statements for the years ended December 31, 2004, 2003, 2002 and 2001 as described below. All footnote disclosures that were impacted by these corrections have been restated. The following paragraphs describe the adjustments made in restating the financial statements.

      Change from Short-Cut to Long-Haul Method of Assessing Hedge Effectiveness under SFAS 133. When certain criteria are met, SFAS 133 permits an entity to assume that the change in value of a derivative and the change in value of a hedged item are equal. This is referred to as the short-cut method. When these criteria are not met, an entity must calculate and record independently a change in value of the derivative and a change in value of the hedged item. Typically, under this method which is referred to as the long-haul method, these amounts are not equal and offsetting and the difference is referred to as ineffectiveness.

      In 2004, the Bank changed the manner in which it assesses effectiveness for certain highly effective structured consolidated obligation hedging relationships. Under the prior approach, the Bank improperly assumed no ineffectiveness for these hedging transactions. The interest rate swaps used in these relationships were structured with one settlement amount under the receive side of the swap that differed from all other receive-side settlements by an amount equal to the concession cost associated with the hedged consolidated obligation. Since the formula for computing net settlements under the interest rate swap is not the same for each net settlement, the Bank determined that it should change its approach to assess effectiveness and measure and record hedge ineffectiveness for such transactions during each reporting period. As previously reported, the Bank recorded the cumulative ineffectiveness of such transactions as of January 1, 2004 which increased 2004’s previously reported pre-assessment income by $727 thousand. As part of the Bank’s restatement, the previous cumulative correction was reversed and the Bank has reflected the ineffectiveness associated with these hedges in the appropriate periods.

      As part of the restatement, the Bank has also changed the manner in which it assesses effectiveness for certain highly effective hedges of convertible loans to members. Under the prior approach, the Bank improperly assumed no ineffectiveness for these fair value hedging relationships involving interest rate swaps. Since the convertible loans to members and the designated interest rate swaps had identical terms with the exception that the convertible loans had conversion options that were not mirrored in the interest rate swaps, the Bank determined that it should change its approach to assess effectiveness and measure and record hedge ineffectiveness for such transactions during each reporting period.

      As part of the restatement, the Bank has also changed the manner in which it assesses effectiveness for certain highly effective hedges of zero coupon consolidated obligation bonds. Under the prior approach, the Bank incorrectly assumed no ineffectiveness for these fair value hedging relationships involving interest rate swaps. In these hedging relationships, since the principal amount of the swap did not match the obligation, the Bank determined that it should change its approach to assess effectiveness and measure and record hedge ineffectiveness for such transactions during each reporting period.

      The prior period financial statements have been restated to reflect the application of the long-haul method of assessing hedge effectiveness in these instances. The combined effect of these corrections on the restated statements of operations was to decrease net income by $2.9 million and $1.3 million for the years ended December 31, 2004 and 2003, respectively.

      Loss of Hedge Accounting on Transactions where the Bank previously applied SFAS 133 Incorrectly. The Bank has identified several instances where the application of hedge accounting was incorrect. Specifically, index amortizing swaps were used to hedge pools of residential loans for a partial term of the total contractual mortgage life. The Bank has concluded that the partial term nature of the hedge strategy

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

precluded the use of hedge accounting. Additionally, the Bank inappropriately used an abbreviated method of assessing hedge effectiveness for several transactions and identified several others that were insufficiently documented. The Bank concluded that due to the lack of sufficient formally maintained documentation, a reversal of hedge accounting as it relates to these items in the restatement process was appropriate. The Bank additionally identified and reversed cash flow hedge accounting for a hedging instrument with terms and cash flows that did not completely match the hedged transaction. The effect of these corrections on the restated statements of operations was to increase net income $20.8 million and $36.6 million for the years ended December 31, 2004 and 2003, respectively.

      Interest Method Amortization. The Bank identified certain carrying value adjustments (i.e., premiums, discounts, and hedging related basis adjustments) and fees (i.e., concession fees related to debt issuance and prepayment fees related to loan modifications) related to loans to members, mortgage loans, state and local agency obligations and consolidated obligations that had been amortized on a basis other than the interest method (e.g. straight line). The prior period financial statements have been restated to reflect an interest method amortization of these instruments to maturity. The effect of these corrections on the restated statements of operations was to increase net income $1.7 million and $0.4 million for the years ended December 31, 2004 and 2003, respectively.

      As discussed further in Note 3, the Bank had previously reported an $8.4 million cumulative effect of a change in accounting principle in 2004 associated with changing from the estimated life method of amortization to the contractual method of amortization for mortgage backed securities and mortgage loans. The Bank subsequently identified an error in the calculation of the cumulative adjustment. As part of the Bank’s restatement, the 2004 cumulative effect adjustment has been restated to reflect correct application of the contractual method. The restated 2004 cumulative effect of this change is $9.8 million.

      Banking On Business. Under its Banking On Business (BOB) Program, the Bank makes need-based grants. These grants include repayment requirements. The Bank had previously accounted for Banking On Business loans (BOB) under the provisions of Statement of Financial Accounting Standards No. 116, Accounting for Contributions Received and Contributions Made (SFAS 116), under the premise that the intent of the program was to be a grant program to members, and additionally it was management’s interpretation that the program did not meet the legal definition of a loan. The accounting for this program was reevaluated in connection with the registration efforts, a review of Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of Loans, (SFAS 114) and the Bank’s historical repayment experience on prior funded BOB commitments. Following this evaluation, management determined that the prior accounting was incorrect and applied loan accounting to this program, including the establishment of an allowance for credit losses.

      BOB loans are presented net of the allowance for credit losses on the statement of condition and were $10.7 million and $9.5 million as of December 31, 2005 and 2004, respectively. The effect of these corrections on the restated statements of operations was to increase (decrease) net income $(2.8) million and $6.0 million for the years ended December 31, 2004 and 2003, respectively.

      Other Miscellaneous Adjustments. The Bank has restated prior financial statements for other miscellaneous items, including corrections related to the valuation of certain hedged consolidated obligation bonds, the reclassifications of certain items within the statements of operations and statements of condition, as well as other miscellaneous items. The combined effect of the other miscellaneous adjustments on the restated statements of operations was to increase (decrease) income $1.4 million and $(0.7) million for the years ended December 31, 2004 and 2003, respectively.

      As reflected in the table below, the cumulative effect of the other miscellaneous items approximates $(4.8) million as of January 1, 2003. The majority of this impact relates to the cumulative effect of the corrections made to the valuations of certain consolidated obligation bonds for which the Bank had hedged the

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

changes in fair value attributable to changes in the benchmark interest rate. The Bank accounts for certain fair value hedging relationships involving consolidated obligations using the long-haul method. For each of these relationships, the Bank is hedging fair value risk attributable to changes in the London Interbank Offered Rate (LIBOR), the designated benchmark interest rate. The benchmark fair values of the Bank’s consolidated obligation bonds are derived by discounting each item’s remaining contractual cash flows at a fixed spread to the LIBOR curve on an instrument-by instrument basis. For each hedged item, the spread to the LIBOR curve is equal to the market spread at the time of issuance. By calculating benchmark fair values using the market spread at inception and holding that spread to LIBOR constant throughout the life of the hedging relationship, the Bank is able to isolate changes in the fair value attributable to changes in LIBOR. Based on a review of past practices, the Bank determined that the methodology was flawed with respect to the valuation of certain transactions and corrected the methodology in this restatement.

      As to the remaining items included in the Other Miscellaneous Adjustments, the Bank does not believe these other adjustments are material, either individually or in the aggregate, to the Bank’s financial position or results of operations for any of the periods presented.

      Most of the errors described above also affected 2001 and 2002; as a result, in the Bank’s restatement, beginning retained earnings as of January 1, 2003, has been adjusted as summarized below.

Reconciliation of Retained Earnings as of January 1, 2003

(In thousands)

Retained earnings as of January 1, 2003, as previously reported	$65,563

Adjustments to retained earnings as of January 1, 2003:

SFAS 133 — Change from Short-Cut Method to Long-Haul Method	2,349

Reversal of SFAS 133 Hedge Accounting	(80,955)

Application of interest method amortization	1,236

Recognition of Banking on Business receivable and related allowance for credit losses	782

Other miscellaneous adjustments	(4,839)

Retained earnings (deficit) as of January 1, 2003, as restated	$(15,864)

      Impact of the Restatement on the Bank’s AHP and REFCORP Assessments. The restatement resulted in lower cumulative income before assessments as of December 31, 2004 and 2003. On January 25, 2006, the Finance Board issued Advisory Bulletin No. 06-01 (AB 06-01) which provides guidance to those FHLBanks that are required to restate their financial statements in connection with the registration of their equity securities with the SEC. Pursuant to the guidance in AB 06-01, the Bank has recalculated its AHP and REFCORP assessments for the years ended December 31, 2004, 2003, 2002 and 2001 based upon its restated income (loss) before assessments for each of those periods. The recalculated amounts have been recorded in the Bank’s restated statement of operations.

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

      Through December 31, 2004 and 2003, previously recorded AHP assessments exceeded the cumulative recalculated amounts by $2.5 million and $4.5 million, respectively, while previously recorded REFCORP assessments exceeded the cumulative recalculated amounts as of those dates by $5.5 million and $10.1 million, respectively. Because the Bank’s AHP and REFCORP contributions for each of the four years were based upon pre-restatement income before assessments, the total cumulative contributions were larger than those that would have been required had they been based upon the Bank’s restated financial results. Accordingly, in the Bank’s restated statement of condition, the previously reported AHP liability as of December 31, 2004, of $23.4 million was reduced by $2.5 million and the balance of $20.9 million has been reported in other liabilities. Additionally, the previously reported Payable to REFCORP has been reduced from $8.9 million to $3.4 million as of December 31, 2004. As permitted by AB 06-01, the Bank has credited the excess AHP and REFCORP contributions as of December 31, 2004, of $2.5 million and $5.5 million, respectively, against required contributions for the year ended December 31, 2005. As of December 31, 2005, the Bank’s excess AHP and REFCORP contributions have been fully utilized.

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

      The effects of the restatement are summarized in the tables below.

Reconciliation of Statement of Operations

For the Year Ended December 31, 2004

	As Previously
	Reported	Adjustments	As Restated

	(In thousands, except per share amounts)

Interest income:

Loans to members	$598,547	$14,074	$612,621

Prepayment fees on loans to members	292	844	1,136

Mortgage loans held for portfolio	249,872	155,903	405,775

Other	363,968	(228)	363,740

Total interest income	1,212,679	170,593	1,383,272

Interest expense:

Consolidated obligations bonds	866,437	5,586	872,023

Other	211,680	(201)	211,479

Total interest expense	1,078,117	5,385	1,083,502

Net interest income before provision for credit losses	134,562	165,208	299,770

Provision for credit losses	166	142	308

Net interest income after provision for credit losses	134,396	165,066	299,462

Other income (loss):

Net gain (loss) on derivatives and hedging activities	31,182	(137,509)	(106,327)

Other	4,341	337	4,678

Total other income (loss)	35,523	(137,172)	(101,649)

Other expense:

Operating expense — other	13,683	3,731	17,414

Other	27,550	834	28,384

Total other expense	41,233	4,565	45,798

Income before assessments	128,686	23,329	152,015

Affordable Housing Program	11,191	2,043	13,234

REFCORP	25,182	4,532	29,714

Total assessments	36,373	6,575	42,948

Income before cumulative effect of change in accounting principle	92,313	16,754	109,067

Cumulative effect of change in accounting principle	8,413	1,375	9,788

Net income	$100,726	$18,129	$118,855

Earnings per share before cumulative effect of change in accounting principle	$3.51	$0.65	$4.16

Cumulative effect of change in accounting principle	0.32	0.05	0.37

Earnings per share	$3.83	$0.70	$4.53

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

Reconciliation of Statement of Operations

For the Year Ended December 31, 2003

	As Previously
	Reported	Adjustments	As Restated

	(In thousands, except per share amounts)

Interest income:

Loans to members	$455,620	$8,504	$464,124

Prepayment fees on loans to members	6,871	(1,688)	5,183

Mortgage loans held for portfolio	186,620	185,093	371,713

Other	353,608	(56)	353,552

Total interest income	1,002,719	191,853	1,194,572

Interest expense:

Consolidated obligations bonds	741,339	25,193	766,532

Other	149,373	(63)	149,310

Total interest expense	890,712	25,130	915,842

Net interest income before provision for credit losses	112,007	166,723	278,730

Provision for credit losses	(147)	(6,428)	(6,575)

Net interest income after provision for credit losses	112,154	173,151	285,305

Other income (loss):

Net gain (loss) on derivatives and hedging activities	(39,791)	(118,214)	(158,005)

Other	3,370	1,051	4,421

Total other income (loss)	(36,421)	(117,163)	(153,584)

Other expense:

Salaries and benefits	18,503	1,542	20,045

Other	19,520	(1,340)	18,180

Total other expense	38,023	202	38,225

Income before assessments	37,710	55,786	93,496

Affordable Housing Program	3,078	4,554	7,632

REFCORP	6,926	10,247	17,173

Total assessments	10,004	14,801	24,805

Net income	$27,706	$40,985	$68,691

Earnings per share	$1.21	$1.78	$2.99

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

Reconciliation of Statement of Condition

December 31, 2004

	As Previously
	Reported	Adjustments	As Restated

	(In thousands, except par value)

Assets

Available-for-sale securities	$626,607	$4,532	$631,139

Held-to-maturity securities	8,386,425	(1,022)	8,385,403

Loans to members	38,989,126	(8,773)	38,980,353

Mortgage loans held for portfolio	8,664,551	(19,556)	8,644,995

Other	4,732,203	(305,495)	4,426,708

Total assets	$61,398,912	$(330,314)	$61,068,598

Liabilities

Consolidated obligations, net	$56,544,155	$(308,706)	$56,235,449

Affordable Housing Program	23,362	(2,452)	20,910

Payable to REFCORP	8,941	(5,578)	3,363

Derivative liabilities	640,156	1,143	641,299

Other	1,403,720	2,533	1,406,253

Total liabilities	58,620,334	(313,060)	58,307,274

Capital

Capital stock — putable ($100 par value)	2,695,802	—	2,695,802

Retained earnings	99,503	(22,313)	77,190

Accumulated other comprehensive income (loss)	(16,727)	5,059	(11,668)

Total capital	2,778,578	(17,254)	2,761,324

Total liabilities and capital	$61,398,912	$(330,314)	$61,068,598

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

Reconciliation of Statement of Cash Flows

For the Year Ended December 31, 2004

	As Previously
	Reported	Adjustments	As Restated

	(In thousands)

OPERATING ACTIVITIES

Net income	$100,726	$18,129	$118,855

Cumulative effect of change in accounting principle	(8,413)	(1,375)	(9,788)

Income before cumulative effect of change in accounting principle	92,313	16,754	109,067

Adjustments to reconcile income before cumulative effect of change in accounting principle to net cash provided by (used for) operating activities:

Depreciation and amortization:

Net premiums and discounts on consolidated obligations and investments	85,998	(56,084)	29,914

Net premiums and discounts on mortgage loans	38,854	24,462	63,316

Concessions on consolidated obligation bonds	17,348	1,503	18,851

Provision for credit losses	166	142	308

Loss (gain) due to change in net fair value adjustment on derivative and hedging activities	995	523,112	524,107

Other	458	—	458

Total adjustments	143,819	493,135	636,954

Changes in assets and liabilities:

Accrued interest receivable	(38,251)	26,295	(11,956)

Derivative asset net accrued interest	10,682	(29,444)	(18,762)

Derivative liability net accrued interest	(9,200)	(555,610)	(564,810)

Other assets	1,181	6,221	7,402

Affordable Housing Program (AHP) liability and discount on AHP loans to members	5,623	2,042	7,665

Payable to REFCORP	6,437	4,532	10,969

Other liabilities	11,190	(7,620)	3,570

Other	31,409	—	31,409

Total changes in assets and liabilities	19,071	(553,584)	(534,513)

Net cash provided by operating activities	$255,203	$(43,695)	$211,508

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

Reconciliation of Statement of Cash Flows
For the Year Ended December 31, 2004 — (Continued)

	As Previously
	Reported	Adjustments	As Restated

	(In thousands)

INVESTING ACTIVITIES

Net change in:

Commercial Paper	$169,950	$1,964	$171,914

Proceeds from:

Maturities of held-to-maturity securities, except commercial paper	2,951,348	(7,745)	2,943,603

Maturities of available-for-sale securities	198,239	(15,364)	182,875

Sale of Bank premises and equipment	3	45	48

Purchases of:

Held-to-maturity securities, except commercial paper	(4,123,330)	17,769	(4,105,561)

Available-for-sales securities	(466,988)	14,924	(452,064)

Mortgage loans held for portfolio	(2,845,691)	(11,109)	(2,856,800)

Bank premises and equipment	(3,904)	(46)	(3,950)

Principal collected on members loans and BOB loans	2,029,830,022	4,055	2,029,834,077

Loans made to members, including BOB loans	(2,034,808,449)	(4,444)	(2,034,812,893)

Principal collected on mortgage loans held for portfolio	2,171,306	1,322	2,172,628

Other	(1,695,420)	—	(1,695,420)

Net cash (used in) investing activities	$(8,622,914)	$1,371	$(8,621,543)

FINANCING ACTIVITIES

Net change in:

Deposits	$(287,406)	$8,818	$(278,588)

Mandatorily redeemable capital stock	18,208	(18,208)	—

Net proceeds from issuance of consolidated obligations:

Discount notes	1,166,339,728	(1,727)	1,166,338,001

Bonds	29,972,784	(667,228)	29,305,556

Bonds transferred form other FHLBanks	—	630,742	630,742

Payments for maturing or called consolidated obligations:

Bonds	(25,185,899)	71,964	(25,113,935)

Payments for redemption/ repurchase of capital stock	(5,450,967)	17,959	(5,433,008)

Cash dividends paid	(36,744)	(21)	(36,765)

Other	(1,156,993,190)	—	(1,156,993,190)

Net cash provided by financing activities	$8,376,514	$42,299	$8,418,813

Net increase (decrease) in cash and due from banks	$8,803	$(25)	$8,778

Cash and due from banks, at the beginning of the year	83,421	46	83,467

Cash and due from banks, at the end of the year	$92,224	$21	$92,245

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

Reconciliation of Statement of Cash Flows

For the Year Ended December 31, 2003

	As Previously
	Reported	Adjustments	As Restated

	(In thousands)

OPERATING ACTIVITIES

Net income	$27,706	$40,985	$68,691

Adjustments to reconcile income before cumulative effect of change in accounting principle to net cash provided by (used for) operating activities:

Depreciation and amortization:

Net premiums and discounts on consolidated obligations and investments	40,130	(294,478)	(254,348)

Net premiums and discounts on mortgage loans	76,635	(125)	76,510

Concessions on consolidated obligation bonds	30,833	(138)	30,695

Provision for credit losses	(147)	(6,428)	(6,575)

Loss (gain) due to change in net fair value adjustment on derivative and hedging activities	(91,567)	141,092	49,525

Other	(3,411)	—	(3,411)

Total adjustments	52,473	(160,077)	(107,604)

Changes in assets and liabilities:

Accrued interest receivable	35,507	(28,116)	7,391

Derivative asset net accrued interest	19,710	63,301	83,011

Derivative liability net accrued interest	(15,017)	(262,137)	(277,154)

Other assets	(6,871)	8,999	2,128

Affordable Housing Program (AHP) liability and discount on AHP loans to members	(9,001)	5,083	(3,918)

Payable to REFCORP	(317)	10,246	9,929

Other liabilities	2,956	(219)	2,737

Other	882,819	—	882,819

Total changes in assets and liabilities	909,786	(202,843)	706,943

Net cash provided by operating activities	$989,965	$(321,935)	$668,030

INVESTING ACTIVITIES

Purchases of:

Available for sale securities	$(2,712,588)	$(2,089)	$(2,714,677)

Principal collected on members loans and BOB loans	1,249,544,790	(1,410)	1,249,543,380

Loans made to members, including BOB loans	(1,255,454,484)	(2,405)	(1,255,456,889)

Other	(925,574)	—	(925,574)

Net cash (used in) investing activities	$(9,547,856)	$(5,904)	$(9,553,760)

FINANCING ACTIVITIES

Net change in:

Deposits	$(1,108,062)	$574	$(1,107,488)

Net proceeds from issuance of consolidated obligations:

Discount notes	640,820,663	(1,001)	640,819,662

Bonds	39,661,956	(375,801)	39,286,155

Bonds transferred from other FHLBanks	—	375,801	375,801

Payments for maturing or called consolidated obligations:

Bonds	(31,692,646)	328,073	(31,364,573)

Other	(639,171,312)	—	(639,171,312)

Net cash provided by financing activities	$8,510,599	$327,646	$8,838,245

Net increase (decrease) in cash and due from banks	(47,292)	(193)	(47,485)

Cash and due from banks, at the beginning of the year	130,713	239	130,952

Cash and due from banks, at the end of the year	$83,421	$46	$83,467

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

Note 2 — Summary of Significant Accounting Policies

      Use of Estimates. The preparation of financial statements in accordance with GAAP requires management to make assumptions and estimates. These assumptions and estimates affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. Actual results could differ from these estimates.

      Interest-Bearing Deposits and Federal Funds Sold. These investments provide short-term liquidity and are carried at cost. The Bank has the ability to purchase or sell Federal funds to eligible counterparties. These funds are usually purchased and sold for one-day periods, but can have longer terms for up to three months.

      Investment Securities. The Bank carries, at cost, investment securities for which it has both the ability and intent to hold to maturity, adjusted for the amortization of premiums and accretion of discounts using the interest method.

      Under Statement of Financial Accounting Standards SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, (SFAS 115), changes in circumstances may cause the Bank to change its intent to hold a certain security to maturity without calling into question its intent to hold other debt securities to maturity in the future. Thus, the sale or transfer of a held-to-maturity security due to certain changes in circumstances, such as evidence of significant deterioration in the issuer’s creditworthiness or changes in regulatory requirements, is not considered to be inconsistent with its original classification. Other events that are isolated, nonrecurring, and unusual for the Bank that could not have been reasonably anticipated may cause the Bank to sell or transfer a held-to-maturity security without necessarily calling into question its intent to hold other debt securities to maturity.

      In addition, in accordance with SFAS 115, sales of debt securities that meet either of the following two conditions may be considered as maturities for purposes of the classification of securities: 1) the sale occurs near enough to its maturity date (or call date if exercise of the call is probable) that interest rate risk is substantially eliminated as a pricing factor and the changes in market interest rates would not have a significant effect on the security’s fair value; or 2) the sale of a security occurs after the Bank has already collected a substantial portion (at least 85 percent) of the principal outstanding at acquisition due either to prepayments on the debt security or to scheduled payments on a debt security payable in equal installments (both principal and interest) over its term.

      The Bank classifies certain investment securities acquired for purposes of liquidity and asset/liability management as trading and carries them at fair value. Premiums and discounts on trading securities are recorded at time of purchase and not amortized. The Bank records changes in the fair value of these investment securities through other income. However, the Bank does not participate in speculative trading practices.

      The Bank classifies certain investment securities that it may sell before maturity as available-for-sale and carries them at fair value. The change in fair value of the available-for-sale securities is recorded in other comprehensive income as a “net unrealized gain (loss) on available-for-sale securities.”

      The Bank computes the amortization and accretion on its premiums and discounts on mortgage-backed securities and other investments using the interest method to contractual maturity of the securities.

      Certain basis adjustments to the carrying value of investment securities are amortized or accreted to earnings using the interest method.

      The Bank includes gains and losses on sales of investment securities in other income. The Bank treats securities purchased under agreements to resell as collateralized financings.

      The Bank regularly evaluates outstanding investments for changes in fair value and records impairment when a decline in fair value is deemed to be other than temporary. An investment is deemed impaired if the

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

fair value of the investment is less than its carrying value. After the investment is determined to be impaired, the Bank evaluates whether this decline in value is other than temporary. Generally, the declines in fair value of the debt securities portfolio occur due to changes in interest rates. When evaluating whether the impairment is other than temporary, the Bank takes into consideration whether or not it is going to receive all of the investment’s contractual cash flows and the Bank’s intent and ability to hold the investment for a sufficient amount of time to recover the unrealized losses. In addition, the Bank considers issuer or collateral specific factors, such as rating agency actions and business and financial outlook. The Bank also evaluates broader industry and sector performance indicators. If there is an other-than-temporary impairment in the value of an investment, the decline in value is recognized as a loss and presented in the statement of operations as other expense. The Bank has not experienced any other-than-temporary impairment in value of investment securities during 2005, 2004 or 2003.

      Loans to Members. The Bank presents loans to members, net of discounts on Affordable Housing Program (AHP) loans, as discussed below. The Bank amortizes the discounts on loans to members to interest income using the interest method, which produces a constant effective yield on the net investment in the loan. The Bank credits interest on loans to members to income as earned. Following the requirements of the Federal Home Loan Bank Act of 1932 (the Act), as amended, the Bank obtains sufficient collateral on loans to members to protect it from losses. The Act limits eligible collateral to certain investment securities, residential mortgage loans, cash or deposits with the Bank, and other eligible real estate-related assets. As more fully described in Note 9, community financial institutions are eligible to use expanded statutory collateral rules that include secured small business and agricultural loans, and securities representing a whole interest in such secured loans. The Bank has not incurred any credit losses on loans to members since its inception. Based upon the collateral held as security for the loans to members and the repayment history of the Bank’s loans to members, management believes that an allowance for credit losses on loans to members is unnecessary.

      Mortgage Loans Held for Portfolio. The Bank participates in the MPF® Program under which the Bank invests in government-insured and conventional residential mortgage loans, which are purchased from a participating member. The Bank manages the liquidity, interest rate and options risk of the loans while the member retains the marketing and servicing activities. The Bank and the member share in the credit risk of the loans with the Bank assuming the first loss obligation limited by the first loss account (FLA), and the member assuming credit losses in excess of the FLA, referred to as second loss credit enhancement, up to the amount of the credit enhancement obligation as specified in the master agreement. The Bank assumes all losses in excess of the second loss credit enhancement.

      The credit enhancement is an obligation on the part of the participating member, which ensures the retention of credit risk on loans it sells to the Bank. The amount of the credit enhancement is determined so that any losses in excess of the enhancement are limited to those permitted for double-A credit risks. The participating member receives from the Bank a credit enhancement fee for managing this portion of the inherent risk in the loans. This fee is paid monthly based upon the remaining unpaid principal balance. The required credit enhancement obligation amount may vary depending on the product alternatives selected.

      The Bank has sold participations in mortgage loans acquired under the MPF® program to the FHLBank of Chicago. Under a master commitment, the Bank may enter into a participation arrangement with the FHLBank of Chicago that specifies an agreed upon ownership percentage for the mortgage loans to be acquired from participating members under the master commitment and related delivery commitments. Both the Bank and the FHLBank of Chicago share in the pro rata purchase amounts for each respective loan acquired from the participating member; receive the relevant pro rata share of principal and interest payments; maintain responsibility for their pro rata share of credit-enhancement fees and loan losses; and each owns its share of the delivery commitments. These participations to the FHLBank of Chicago are transacted contemporaneously with and at the same price as the loan purchases by the Bank, resulting in no gain or loss on the transaction. Based on the terms of the participation agreement between the Bank and the FHLBank of

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

Chicago, these participations are accounted for as sales under Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, (SFAS 140).

      The Bank, along with several other FHLBanks, participates in a Shared Funding Program, which is administered by an unrelated third party. This program allows mortgage loans originated through the MPF® Program and related credit enhancements to be sold to a third-party-sponsored trust and pooled into securities. The FHLBank of Chicago purchases the Acquired Member Asset eligible securities, which are rated at least double-A, and are either retained or partially sold to other FHLBanks. These securities are not publicly traded and are not guaranteed by any of the FHLBanks.

      The Bank classifies mortgage loans as held for portfolio and reports them at their principal amount outstanding net of premiums and discounts.

      The Bank defers and amortizes mortgage loan premiums paid to and discounts received by the Bank’s participating member as interest income over the contractual life of the loan using the interest method.

      Credit enhancement fees are paid in connection with managing the credit risk associated with the purchased loans and are recorded as an offset to mortgage loan net interest income in the statement of operations. Credit enhancement fees totaled $9.4 million, $9.2 million and $7.7 million for the years ended December 31, 2005, 2004 and 2003, respectively.

      Delivery extension fees are received when a member requests to extend the period of the delivery commitment beyond the original stated maturity. The extension fees are recorded as part of the mark-to-market of the delivery commitment derivatives, and as such, eventually become basis adjustments to the mortgage loans funded as part of the delivery commitment. Pair-off fees are received when the amount of mortgages purchased is less than or greater than the specified percentage of the delivery commitment amount. Pair-off fees attributable to mortgage loans delivered greater than the specified percentage of the delivery commitment amount represent purchase price adjustments and become part of the basis of the purchased mortgage loans. Pair-off fees attributable to mortgage loans not delivered are recorded as part of the mark-to-market of the delivery commitment derivatives but do not impact the basis of the purchased mortgage loans and are reported as income.

      Mortgage loans are generally identified as impaired when they become 90 days or more delinquent, at which time the loans are placed on nonaccrual status. Delinquent loans that are foreclosed are removed from the loan classification and the property is recorded in other assets as real estate owned (REO) at the lower of cost or fair value less costs to sell. If the fair value (less costs to sell) of the REO property is lower than the carrying value of the loan then the difference is recorded as a charge-off to the allowance for credit losses. If the fair value of the REO property is higher than the carrying value of the loan then the REO property is recorded in other assets at the carrying value of the loan. If a charge-off is required, the fair value less estimated costs to sell the property becomes the new cost basis for subsequent accounting.

      Banking On Business (BOB) Loans. The Bank has offered the BOB loan program to members since 2000, which is targeted to small businesses in the Bank’s district of Delaware, Pennsylvania and West Virginia. The program’s objective is to assist in the growth and development of small business, including both the start-up and expansion of these businesses. The Bank makes funds available to the members to extend credit to an approved small business borrower, therefore enabling small businesses to qualify for credit that would otherwise not be available. Although the original intent of the BOB program had been to use it as a grant program to members to help facilitate community economic development, the repayment provisions within the program reflect that the BOB program is essentially an unsecured loan program. Therefore, the accounting for the program follows the provisions of loan accounting whereby an asset (loan receivable) is recorded for disbursements to members and an allowance for credit losses is estimated and established through provision expense. As the members collect directly from the borrowers, the members remit to the Bank repayment of

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

the loans as stated in agreements. If the business is unable to repay the loan, it may be forgiven at the Bank’s option. The BOB program is classified as a non-performing loan portfolio due to the fact that the Bank has doubt about the ultimate collection of the contractual principal and interest of the BOB loans. Therefore, interest income is not accrued on these loans. Income is recognized on a cash basis after full collection of principal.

      Allowance for Credit Losses. The allowance for credit losses is a valuation allowance established to provide for probable losses inherent in the portfolio of mortgage loans held for investment as of the balance sheet date. The allowance for credit losses is evaluated on a quarterly basis by management to identify the losses inherent within the portfolio and to determine the likelihood of collectibility. This allowance methodology determines an estimated probable loss for the impairment of the mortgage loan portfolio consistent with the provisions of Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. The Bank has not incurred any losses on loans to members since inception. Due to the collateral held as security and the repayment history for member loans, management believes that an allowance for credit losses for member loans is unnecessary.

      The Bank purchases government-insured FHA and VA residential mortgage loans and conventional fixed-rate residential mortgage loans. Because the credit risk on the government-insured loans is predominantly assumed by the FHA and VA, only conventional mortgage loans are evaluated for an allowance for credit losses. The Bank’s conventional mortgage loan portfolio is comprised of large groups of smaller-balance homogeneous loans made to consumers that are secured by residential real estate. A mortgage loan is considered impaired when it is probable that all contractual principal and interest payments will not be collected as scheduled in the loan agreement based on current information and events. The Bank collectively evaluates the homogeneous mortgage loan portfolio for impairment and is therefore excluded from the scope of Statement of Financial Accounting Standard No. 114, Accounting by Creditors for Impairment of a Loan. Mortgage loans are generally identified as impaired when they become 90 days or more delinquent, at which time the loans are placed on nonaccrual status. The Bank records cash payments received on nonaccrual loans as a reduction of principal. Charge-offs against the allowance for loan losses are recorded when title to the collateral is received in the foreclosure process. Subsequent recoveries, if any, are credited to the allowance.

      The allowance for credit losses for the BOB program is based on Small Business Administration (SBA) loan loss statistics, which provide a reasonable estimate of losses inherent in the BOB portfolio based on the portfolio’s characteristics. Both probability of default and loss given default are determined and used to estimate the allowance for loan losses. Loss given default is considered to be 100% due to the fact that the BOB program has no collateral or credit enhancement requirements. All of the loans in the BOB program are classified as nonaccrual loans.

      During 2005 the Bank changed its method of estimating the allowance for credit losses on its mortgage loans and separated the reserve for off-balance sheet credit exposures to an other liability account. The new method uses a probability and timing of loss analysis from market data on comparable loans as of the balance sheet date. The prior method used portfolio delinquency as the determinant of a loss event and an estimate of loss based upon market data. The impact of this change was an increase of $439 thousand on the overall allowance level. The allowance attributable to outstanding mortgage loans of $657 thousand at December 31, 2005 is recorded in the balance sheet as a reserve against mortgage loans held in portfolio. The allowance for credit losses associated with off-balance sheet exposure is $828 thousand at December 31, 2005 and is recorded within other liabilities on the balance sheet.

      The Bank’s historical allowance methodology for credit losses was based on management’s estimate of credit losses inherent in the Bank’s credit portfolio as of the balance sheet date. The Bank performed periodic reviews of its portfolio to identify losses inherent within the portfolio and to determine the likelihood of collection of the portfolio. The analysis included consideration of various data observations such as past performance, current performance, loan portfolio characteristics, collateral valuations, industry data and

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

prevailing economic conditions of similar loans. This analysis resulted in a loss estimate of 5% of impaired loans. Total allowance for credit losses on mortgage loans held for investment at December 31, 2004 and 2003 was $680 thousand and $514 thousand respectively. Note that there was no historical separation between on-balance sheet credit exposure and off-balance sheet credit exposure. Off-balance sheet credit exposure is primarily due to BOB loan commitments and standby letters of credit issued by the Bank.

      The allowance for mortgage loans has been enhanced to include more loan pool specific attribute data. The change is intended to more precisely estimate the amount of net loss that will occur when a default occurs. The calculated expected loss is compared to peer data and market trends. Peer data is reviewed on a trend basis when available and market trends consider only observable data such as macroeconomic and microeconomic trends. The Bank has determined that this change in the allowance for credit losses is an enhancement to our methodology that adds precision and is not material.

      Premises and Equipment. The Bank records premises and equipment at cost less accumulated depreciation and amortization. The Bank computes depreciation on the straight-line method over the estimated useful lives of relevant assets ranging from one to ten years. It amortizes leasehold improvements on the straight-line basis over the shorter of the estimated useful life of the improvement or the remaining term of the lease. The Bank capitalizes improvements and major renewals but expenses ordinary maintenance and repairs when incurred.

      Cost of computer software developed or obtained for internal use is accounted for in accordance with Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (SOP 98-1). SOP 98-1 requires the cost of purchased software and certain costs incurred in developing computer software for internal use to be capitalized and amortized on a straight-line basis over estimated lives ranging from three to seven years.

      Derivatives. Accounting for derivatives is prescribed by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities — Deferral of Effective Date of FASB Statement No. 133, SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 133). All derivatives are recognized on the statement of condition at their fair values. Each derivative is designated as one of the following:

•	a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment (a “fair value” hedge);

•	a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a “cash flow” hedge);

•	a non-qualifying hedge of an asset or liability (“economic” hedge) for asset/liability management purposes; or

•	a non-qualifying hedge of another derivative (an “intermediation” hedge) that is offered as a product to members or used to offset other derivatives with non-member counterparties.

      Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk (including changes that reflect losses or gains on firm commitments), are recorded in other income as “net gain (loss) on derivatives and hedging activities.”

      Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income, a component of capital, until earnings are affected by the variability of the cash flows of the hedged transaction (i.e., until the periodic recognition of interest on a variable-rate asset or liability is recognized).

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

      For both fair value and cash flow hedges, any hedge ineffectiveness (which represents the amount by which the change in the fair value of the derivative differs from the change in the fair value of the hedged item or the variability in the cash flows of the forecasted transaction) is recorded in other income as “net gain (loss) on derivatives and hedging activities.”

      Changes in the fair value of a derivative not qualifying for hedge accounting are recorded in current period earnings in other income as “net gain (loss) on derivatives and hedging activities” with no fair value adjustment to an asset or liability.

      The difference between accruals of interest receivables and payables on derivatives designated as fair value or cash flow hedges are recognized as adjustments to the income or expense of the designated underlying investment securities, loans to members, consolidated obligations or other financial instruments. The difference between accruals of interest receivables and payables on intermediated derivatives for members and other economic hedges are recognized as other income “net gain (loss) on derivatives and hedging activities.”

      The Bank routinely issues debt and makes loans to members in which a derivative instrument is “embedded.” Upon execution of these transactions, the Bank assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the loan to member or debt (the host contract) and whether a separate, non-embedded instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When the Bank determines that: (1) the embedded derivative has economic characteristics that are not clearly and closely related to the economic characteristics of the host contract; and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and designated as a stand-alone derivative instrument pursuant to an economic hedge. However, if the entire contract (the host contract and the embedded derivative) is to be measured at fair value, with changes in fair value reported in current earnings (such as an investment security classified as trading under SFAS 115), or if the Bank cannot reliably identify and measure the embedded derivative for purposes of separating that derivative from its host contract, the entire contract is carried on the statement of condition at fair value and no portion of the contract is designated as a hedging instrument.

      Derivatives are typically executed at the same time as the hedged loans to members or consolidated obligations and the Bank designates the hedged item in a qualifying hedge relationship as of the trade date. In many hedging relationships, the Bank may designate the hedging relationship upon its commitment to disburse a loan to member or trade a consolidated obligation in which settlement occurs within the shortest period of time possible for the type of instrument based on market settlement conventions. The Bank defines market settlement conventions for loans to members to be five business days or less and for consolidated obligations to be thirty calendar days or less, using a next business day convention. The Bank then records the changes in fair value of the derivative and the hedged item beginning on the trade date. The shortcut method may be utilized when the hedging relationship is designated on the trade date, the fair value of the derivative is zero on that date and the Bank meets the rest of the applicable SFAS 133 criteria.

      When hedge accounting is discontinued because the Bank determines that the hedge relationship no longer qualifies as an effective fair value hedge, the Bank continues to carry the derivative on the statement of condition at its fair value, ceases to adjust the hedged asset or liability for changes in fair value, and amortizes the cumulative basis adjustment on the hedged item into earnings over the remaining life of the hedged item using the interest method.

      When hedge accounting is discontinued because the Bank determines that the hedge relationship no longer qualifies as an effective cash flow hedge, the Bank continues to carry the derivative on the statement of condition at its fair value and amortizes the cumulative other comprehensive income adjustment to earnings when earnings are affected by the existing hedge item (i.e., the original forecasted transaction).

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

      Under limited circumstances, when the Bank discontinues cash flow hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period plus the following two months, but it is probable the transaction will still occur in the future, the gain or loss on the derivative remains in accumulated other comprehensive income and is recognized as earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within two months after that, the gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings.

      When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Bank continues to carry the derivative on the statement of condition at its fair value, removing from the statement of condition any asset or liability that was recorded to recognize the firm commitment and recording it as a gain or loss in current period earnings.

      Affordable Housing Program (AHP). The Act requires each FHLBank to establish and fund an AHP. The Bank charges the required funding for AHP to earnings and establishes a liability. The AHP funds provide subsidies to members to assist in the purchase, construction, or rehabilitation of housing for very low-, low-, and moderate-income households. The requirements of the Act can be satisfied by either a grant or a loan. The Bank primarily issues grants. AHP loans would be executed at interest rates below the customary interest rate for non-subsidized loans. When the Bank makes an AHP loan, the present value of the variation in the cash flow caused by the difference in the interest rate between the AHP loan rate and the Bank’s related cost of funds for comparable maturity funding is charged against the AHP liability and recorded as a discount on the AHP loan.

      Prepayment Fees. The Bank charges a member a prepayment fee when the member prepays certain loans before the original maturity. Prepayment fees are determined by a formula that equates the fee owed at the time of loan prepayment to the present value of the foregone interest as compared to that of a replacement advance at prevailing market rates. Therefore, the overall effect on the loan portfolio yield and overall return on assets of recognizing such fee income equals the present value of this foregone income.

      In cases in which the Bank funds a new member loan concurrent with the prepayment of an existing loan, the Bank evaluates whether the restructuring represents a minor modification of an existing loan or is a new loan. Such determination is primarily based upon a comparison of the net present value of the old loan to the net present value of the new loan, along with qualitative factors such as material changes in loan type or term.

      If the restructuring qualifies as a modification of the existing loan and no derivative hedging relationship existed whereby a swap termination fee would be offset with the prepayment fee, the prepayment fee on the prepaid loan is deferred. The prepayment fee is recorded in the basis of the modified loan, and amortized over the life of the modified loan using the interest method, which produces a constant effective yield for the loan. This amortization is recorded in interest income. If the restructuring is a new loan then the fee would be immediately recorded to interest income.

      Commitment Fees. Commitment fees for loans to members are deferred and amortized using the interest method over the contractual life of the loan. If the commitment expires unexercised, the commitment fees are recognized as income upon expiration. The Bank does not currently collect fees on loans to members. The Bank recognizes income for commitment fees received on standby letters of credit on a straight-line method over the term of the standby letter of credit.

      Concessions on Consolidated Obligations. The Bank defers and amortizes, using the interest method, the amounts paid to dealers in connection with the sale of consolidated obligation bonds over the contractual term of the bonds. The Office of Finance pro-rates the amount of the concession to the Bank based upon the percentage of the debt issued that is assumed by the Bank. The Bank also defers and amortizes the concessions applicable to the sale of consolidated obligation discount notes to interest expense using the interest method.

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

      Discounts and Premiums on Consolidated Obligations. The Bank amortizes the discounts on consolidated obligation discount notes using the interest method over the contractual term of the related obligations. It amortizes the discounts and premiums on consolidated bonds using the interest method over the term to maturity. If the consolidated obligation is called prior to maturity, the remaining discount, premium or concession is recorded to interest expense on the call date.

      Finance Board and Office of Finance Expenses. The Bank is assessed for its proportionate share of the costs of operating the Finance Board, the Bank’s primary regulator, and the Office of Finance which manages the sales of consolidated obligations. The Finance Board allocates its operating and capital expenditures to the FHLBanks based on each FHLBank’s percentage of total capital. The Office of Finance allocates its operating and capital expenditures based on each FHLBank’s percentage of capital stock, percentage of consolidated obligations issued and percentage of consolidated obligations outstanding.

      Resolution Funding Corporation (REFCORP) Assessments. Although FHLBanks are exempt from ordinary Federal, state, and local taxation except for local real estate tax, the FHLBanks are required to make quarterly payments to REFCORP to fund interest on bonds issued by the REFCORP. REFCORP is a corporation established by Congress in 1989 to provide funding for the resolution and disposition of insolvent savings institutions. Officers, employees, and agents of the Office of Finance are authorized to act for and on behalf of REFCORP to carry out the functions of REFCORP.

      Estimated Fair Values. Some of the Bank’s financial instruments lack an available trading market characterized by transactions between a willing buyer and a willing seller engaging in an exchange transaction. Therefore, the Bank uses internal models employing significant estimates and present value calculations when determining and disclosing estimated fair values.

      Cash Flows. In the statement of cash flows, the Bank considers cash and due from banks as cash and cash equivalents. Federal funds sold are not treated as cash equivalents for purposes of the statement of cash flows, but are instead treated as short-term investments and are reflected in the investing activities section of the statement of cash flows.

      Earnings per Share. Basic earnings per share of capital stock is computed on the basis of weighted average number of shares of capital stock outstanding. Mandatorily redeemable stock is excluded from the calculation. The Bank does not have diluted earnings per share because it has no financial instruments convertible to capital stock.

Note 3 —	Accounting Adjustments, Changes in Accounting Principle and Recently Issued Accounting Standards and Interpretations

      Effectiveness Test Change. Effective January 1, 2005, the Bank adopted a new prospective and retrospective hedge effectiveness testing methodology. The previous method was linear regression using simulated fair values of the hedge instrument and the hedged item based upon actual historical interest rate environments. The Bank’s new hedge effectiveness test uses actual changes in fair values attributable to changes in the LIBOR benchmark interest rate in a linear regression as they become available.

      In connection with this change the Bank de-designated and then immediately re-designated all of its fair value hedge relationships as a result of an improved method of calculating hedge effectiveness.

      Change in Amortization and Accretion Method of Deferred Premiums and Discounts on Mortgage Loans Held for Portfolio and Mortgage-backed Securities. Amortization and accretion on premiums and discounts on mortgage-backed securities (MBS) and mortgage loans have been computed by the contractual method in accordance with Statement of Financial Accounting Standards No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (SFAS 91), beginning in the quarter ended June 30, 2004, for the MBS and September 30, 2004, for the mortgage loans.

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

Previously, amortization and accretion of premiums and discounts were computed using the estimated-life method. The estimated-life method requires a retrospective adjustment each time the Bank changed the estimated remaining life of the assets. The retrospective adjustment was intended to correct prior reported amounts as if the new estimate had been known since the original acquisition date of the assets. While both methods are acceptable under GAAP, the Bank believes that the contractual method is preferable to the estimated-life method because under the contractual method, the income effects of premiums and discounts are recognized in a manner that reflects the actual behavior of the underlying assets during the period in which the behavior occurs while also reflecting the contractual terms of the assets. In contrast, the estimated-life method is a retrospective view including estimates based on assumptions about future borrower behavior.

      The contractual method was applied retroactively as of January 1, 2004, for amortization and accretion of premiums and discounts on MBS and mortgage loans. For MBS, the cumulative effect of the change on prior years (after reduction of $70 thousand for REFCORP and AHP assessments) was $193 thousand. The Bank previously reported that the cumulative effect of the change to the contractual method for mortgage loans (after reduction of the $2.2 million for REFCORP and AHP assessments) was $6 million. Due to improper application of the contractual method to maturity, this cumulative effect amount was adjusted as part of the Bank’s restatement. For mortgage loans, the restated cumulative effect of the change on prior years (after reduction of $2.5 million for REFCORP and AHP assessments) was $7.0 million.

      The pro forma results, assuming the new amortization/accretion method had been applied retroactively are as follows:

	Year-ended
	December 31,

	2004	2003

	(In thousands)

Income before cumulative effect of a change in accounting principle	$109,067	$68,691

Cumulative effect on prior years (to December 31, 2004) of changing to the contractual method of amortization/accretion:

Mortgage loans held for portfolio	9,525	—

Mortgage-backed securities	263	—

Net income	$118,855	$68,691

Pro forma amounts assuming the contractual mortgage loan and MBS amortization/accretion method had been applied retroactively:

Impact on mortgage loans held for portfolio	(9,525)	4,495

Impact on mortgage-backed securities	(263)	72

Pro forma net income	$109,067	$73,258

      Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS 150). The Financial Accounting Standards Board (FASB) issued SFAS 150 in May 2003. This statement establishes a standard for how certain financial instruments with characteristics of both liabilities and equity are classified in the financial statements and provides accounting guidance for, among other things, mandatorily redeemable financial instruments.

      The Bank adopted SFAS 150 as of January 1, 2004, based on the characteristics of its capital stock, and the SFAS 150 definition of a nonpublic entity and the definition of a SEC registrant in FASB Staff Position No. 150-3, Effective Date, Disclosures, And Transition For Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests Under FASB Statement 150. The Bank is a cooperative whose member institutions own all of the capital stock. Member shares cannot be purchased or sold except between the Bank and its members at $100 per share par value. The

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

Bank does not have equity securities that trade in a public market and is not in the process of registering equity securities with the SEC for the purpose of a sale of equity securities in a public market. On this basis, the Bank meets the definition of a nonpublic entity as defined by SFAS 150. Additionally, although the Bank is a nonpublic entity, the FHLBank System issues joint and several consolidated obligations that are traded in a public market. Based on these factors, the Bank adopted SFAS 150 as of January 1, 2004, as a nonpublic SEC registrant.

      Derivative Implementation Group Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option (DIG B38) and Issue No. B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options that are Exercisable Only by the Debtor (DIG B39). In June 2005, the FASB issued DIG B38 which provides that the potential settlement of the debtor’s obligation to the creditor that would occur upon the exercise of a put or call option will meet the net settlement criterion in paragraph nine of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). The FASB concurrently issued DIG B39 which provides guidance for the determination of when an embedded call option would not be subject to the conditions of paragraph 13(b) of SFAS 133, thereby requiring bifurcation and separate accounting treatment. The Bank adopted the provisions of DIG B38 and DIG B39 on January 1, 2006. The Bank does not expect that these provisions will have a material impact on its results of operation or statement of condition.

      Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets — an Amendment of FASB Statement No. 140, (SFAS 156). In March 2006, the FASB issued SFAS 156 which simplifies the accounting for servicing of assets and liabilities. SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. SFAS 156 also permits the reclassification of certain available-for-sale securities to the trading category if the available-for-sale securities are held to offset the statement of operations effect of changes in the fair value of servicing rights that a servicer has elected to subsequently measure at fair value. The Bank is not impacted by this standard as the Bank does not currently have any servicing obligations.

      Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments — an Amendment of FASB Statements No. 133 and 140 (SFAS 155). In February 2006, the FASB issued SFAS 155 which resolves issues addressed in Derivative Implementation Group Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets (D1). SFAS 155 amends SFAS 133 to simplify the accounting for certain derivatives embedded in other financial instruments (a hybrid financial instrument). SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006 (January 1, 2007 for the Bank). The Bank does not expect that the provisions of this standard will have a material impact on its results of operation or statement of condition.

      Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154). The FASB issued SFAS 154 in May 2005. Effective for fiscal years beginning after December 15, 2005, with early adoption encouraged, SFAS 154 replaces Accounting Principles Board (APB) Opinion No. 20, Accounting Changes (APB 20) and Statement of Financial Accounting Standards No. 3, Reporting Accounting Changes in Interim Periods (SFAS 3). SFAS 154 applies to all voluntary changes in accounting principle and also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. Retrospective application is defined as the application of a different accounting principle to prior periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS 154 also redefines

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

restatement as the revising of previously issued financial statements to reflect the correction of an error. This statement carries forward without change the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 also carries forward the guidance in APB 20 requiring justification of a change in accounting principle on the basis of preferability. The Bank does not expect that the provisions of this standard will have a material impact on its results of operation or statement of condition.

      Emerging Issues Task Force Issue No. 03-1 (EITF 03-1), The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, and Financial Accounting Standards Board Staff Position (FSP) Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (FSP 115-1 and 124-1). In March 2004, the FASB released EITF 03-1, which addressed other-than-temporary impairment for certain debt and equity investments. The recognition and measurement requirements of EITF 03-1, and other disclosure requirements not already implemented, were to be effective for periods beginning after June 15, 2004. In September 2004, the FASB issued FASB Staff Position EITF 03-1-1, Effective Date of Paragraphs 10-20 of EITF 03-1, which delayed the effective date of the recognition and measurement provisions of EITF 03-1 until the issuance of further guidance. In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but declared its intention to issue FSP 115-1 and 124-1. In November 2005, the FASB issued FSP 115-1 and 124-1, which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and require certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The management of the Bank does not expect FSP 115-1 and 124-1 to have a material impact on its results of operations or financial condition.

      Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, (SOP 03-3). The American Institute of Certified Public Accountants (AICPA) issued SOP 03-3 in December 2003. SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in transfer, if those differences are attributable, at least in part, to credit quality. SOP 03-3 had no impact on the Bank upon becoming effective on January 1, 2005.

      Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest (FIN 46). In January 2003, the FASB issued FIN 46, which provides guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests and results of operations of a VIE are to be included in an entity’s financial statements. Management evaluated the applicability of FIN 46 and determined that adoption of its provisions would have no impact on its financial condition, results of operation or cash flows. The Bank does not have any special purpose entities or any other type of off-balance-sheet conduits.

      FASB Staff Position No. FTB 85-4-1, Accounting for Life Settlement Contracts by Third-Party Investors (FSP 85-4-1). In March 2006, the FASB issued FSP 85-4-1 which provides initial and subsequent measurement guidance, financial statement presentation and disclosure guidance for investments by third-party investors in life settlement contracts. FSP 85-4-1 will have no impact on the Bank’s current accounting and financial reporting.

      Financial Accounting Standards Board Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). In December 2002, the FASB issued FIN 45 which provides guidance on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The Bank has determined it was not appropriate to recognize the fair value of the Bank’s joint and several liability for all of the consolidated obligations. The joint and several obligations are mandated by

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

Finance Board regulations and are not the result of arms-length transactions among the FHLBanks. The FHLBanks have no control over the amount of the guarantee or the determination of how each FHLBank would perform under the joint and several liability. Because the FHLBanks are subject to the authority of the Finance Board as it relates to decisions involving the allocation of the joint and several liability for the FHLBanks consolidated obligations, FHLBanks joint and several obligation is excluded from the initial recognition and measurement provisions of FIN 45.

Note 4 — Cash and Due from Banks

      Compensating Balances. The Bank maintains collected cash balances with commercial banks in return for certain services. These agreements contain no legal restrictions about the withdrawal of funds. The average compensating balances for the years ended December 31, 2005 and 2004, were approximately $14.7 and $14.3 million, respectively.

      In addition, the Bank maintained average required clearing balances with various Federal Reserve Banks and branches of approximately $30 thousand for the years ended December 31, 2005 and 2004. These are required clearing balances and may not be withdrawn; however, the Bank may use earnings credits on these balances to pay for services received from the Federal Reserve Banks.

      Pass-through Deposit Reserves. The Bank acts as a pass-through correspondent for member institutions required to deposit reserves with the Federal Reserve Banks. The amount shown as cash and due from banks includes pass-through reserves deposited with Federal Reserve Banks of approximately $20.7 million and $31.0 million as of December 31, 2005 and 2004, respectively. The Bank includes member reserve balances in other liabilities on the statement of condition.

Note 5 — Premises and Equipment

	Year-ended
	December 31,

	2005	2004

	(In thousands)

Computer hardware and software	$28,935	$21,196

Furniture	2,509	2,497

Leasehold improvements	2,714	2,302

Equipment and other	2,078	1,677

	36,236	27,672

Less: Accumulated depreciation and amortization	21,318	18,732

Total premises and equipment, net	$14,918	$8,940

      Depreciation and amortization expense was $2.7 million, $2.9 million and $3.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. Gains and losses on disposal of premises and equipment are included in other income. The net realized loss on disposal of premises and equipment was $1.5 million, $140 thousand, and $26 thousand for the years ended December 31, 2005, 2004 and 2003, respectively.

      Software amortization expense was $1.9 million, $1.9 million and $2.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. The unamortized software balance was $11.8 million and $5.9 million at December 31, 2005 and 2004, respectively.

      During the years ended December 31, 2005 and 2004, the Bank capitalized $4.8 million and $2.3 million, respectively, in costs associated with computer software being developed for internal use.

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

Note 6 — Trading Securities

      Trading securities as of December 31, 2005 and 2004, were as follows:

	Year-ended
	December 31,

	2005	2004

	(In thousands)

State or local agency obligations	—	$222,000

Mortgage-backed securities:

U.S. agency	—	19,908

Government-sponsored enterprises	—	69,398

Total mortgage-backed securities	—	89,306

Total trading securities	—	$311,306

      Although these securities were classified as “trading,” the Bank is prohibited from trading activities by Finance Board regulation. However, the Bank has periodically sold securities from the trading classification for purposes other than speculation. The Bank re-evaluated its use of the trading classification which resulted on all securities previously identified as trading being sold or transferred.

      During 2005, the Bank transferred $222 million of the securities classified as trading as of December 31, 2004 to held to maturity. The remaining $89.3 million in securities were sold during 2005. The securities transferred were in support of the Bank’s mission-related activities.

      The net realized loss on trading securities for the year ended December 31, 2005 was ($1.0) million. Net gain (loss) on trading securities for the years ended December 31, 2004 and 2003 included a change in net unrealized holding gain (loss) of ($3.3) million and ($9.8) million for securities held on December 31, 2004 and 2003, respectively.

Note 7 — Available-for-Sale Securities

      Available-for-sale securities as of December 31, 2005 and 2004, were as follows:

	Year-ended December 31, 2005

		Gross Unrealized	Gross Unrealized	Estimated Fair
	Amortized Cost	Gains	Losses	Value

	(In thousands)

Equity mutual funds offsetting deferred compensation	$4,014	$759	$—	$4,773

Private label mortgage-backed securities	326,420	129	(25)	326,524

Total available-for-sale securities	$330,434	$888	$(25)	$331,297

	Year-ended December 31, 2004

		Gross Unrealized	Gross Unrealized	Estimated Fair
	Amortized Cost	Gains	Losses	Value

	(In thousands)

Equity mutual funds offsetting deferred compensation	$4,006	$527	$—	$4,533

Private label mortgage-backed securities	626,324	375	(93)	626,606

Total available-for-sale securities	$630,330	$902	$(93)	$631,139

      Certain equity mutual funds within the available-for-sale portfolio are maintained to generate returns that seek to offset changes in liabilities related to the equity market risk of certain deferred compensation

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

arrangements. These deferred compensation liabilities were $6.2 million and $5.5 million at December 31, 2005 and 2004, respectively, and are included in other liabilities on the statement of condition.

      Available-for-sale securities with unrealized losses had fair values of $20.0 million and $108.0 million as of December 31, 2005 and 2004, respectively. The securities as of December 31, 2005, have been in an unrealized loss position for more than twelve months, and the securities as of December 31, 2004, have been in an unrealized loss position for less than twelve months.

      The Bank reviewed its available-for-sale and held-to-maturity investment securities and has determined that all unrealized losses reflected above are temporary as of December 31, 2005 and 2004. The determination that the declines in fair value are temporary is based on several factors, including the fact that the Bank has the ability and the intent to hold such securities through to recovery of the unrealized losses. Specific to the MBS portfolio, all investments are rated AAA, except for one with an AA rating. A portion of these securities are guaranteed payment of principal and interest by FNMA and FHLMC. Additionally, the Bank reviewed the credit ratings of the entire portfolio and noted that there have been no downgrades. The unrealized loss position that has occurred in the portfolio is primarily due to the upward movement in interest rates over the last five quarters; therefore, the Bank has determined that all declines in fair value are temporary.

      Redemption Terms. The amortized cost of the Bank’s mortgage-backed securities classified as available-for-sale includes net discounts of $31 thousand and $73 thousand at December 31, 2005 and 2004, respectively. Contractual maturity will occur over a period exceeding ten years. Expected maturities will differ from contractual maturities because borrowers will have the right to call or prepay obligations with or without call or prepayment fees.

      Interest Rate Payment Terms. All mortgage-backed securities are variable-rate.

      Realized Gains and Losses. A gross gain of $5.5 million and a gross loss of $1.4 million were realized in the year-ended December 31, 2003. No gains or losses were reported in the years ended December 31, 2005 and 2004.

Note 8 — Held-to-Maturity Securities

      Held-to-maturity securities as of December 31, 2005 and December 31, 2004 were as follows:

	December 31, 2005

		Gross Unrealized	Gross Unrealized	Estimated Fair
	Amortized Cost	Gains	Losses	Value

	(In thousands)

Commercial paper	$149,405	$—	$—	$149,405

Other U.S. obligations	3,663	27	—	3,690

Government-sponsored enterprises	556,260	340	(4,809)	551,791

State or local agency obligations	815,533	11,140	(1,663)	825,010

	1,524,861	11,507	(6,472)	1,529,896

Mortgage-backed securities:

U.S. agency	95,074	197	(3,359)	91,912

Government-sponsored enterprises	1,747,012	1,781	(63,028)	1,685,765

Private label	7,667,683	711	(147,583)	7,520,811

Total mortgage-backed securities	9,509,769	2,689	(213,970)	9,298,488

Total held-to-maturity securities	$11,034,630	$14,196	$(220,442)	$10,828,384

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

	December 31, 2004

		Gross Unrealized	Gross Unrealized	Estimated Fair
	Amortized Cost	Gains	Losses	Value

	(In thousands)

Commercial paper	$69,940	$—	$—	$69,940

Other U.S. obligations	10,597	350	—	10,947

Government-sponsored enterprises	200,000	1,180	—	201,180

State or local agency obligations	553,135	16,723	(755)	569,103

	833,672	18,253	(755)	851,170

Mortgage-backed securities:

U.S. agency	139,150	325	(1,988)	137,487

Government-sponsored enterprises	1,443,608	1,450	(61,547)	1,383,511

Private label	5,968,973	5,752	(86,087)	5,888,638

Total mortgage-backed securities	7,551,731	7,527	(149,622)	7,409,636

Total held-to-maturity securities	$8,385,403	$25,780	$(150,377)	$8,260,806

      Restricted securities relating to the Shared Funding Program are classified as held-to-maturity and are included in private label mortgage-backed securities above. They are reported at amortized cost of $69.4 million and $90.4 million as of December 31, 2005 and 2004, respectively. Held-to-maturity securities of $117.3 million have been pledged as collateral as of December 31, 2004. No held-to-maturity securities were pledged as collateral as of December 31, 2005.

      The following tables summarize the held-to-maturity securities with unrealized losses as of December 31, 2005 and 2004. The unrealized losses are aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position.

	December 31, 2005

	Less Than 12 Months		Greater Than 12 Months		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

	(In thousands)

Government-sponsored enterprises	$351,451	$(4,809)	$—	$—	$351,451	$(4,809)

State or local agency obligations	28,977	(1,169)	10,831	(494)	39,808	(1,663)

	380,428	(5,978)	10,831	(494)	391,259	(6,472)

Mortgage-backed securities:

U.S. agency	4,003	(17)	66,801	(3,342)	70,804	(3,359)

Government-sponsored enterprises	508,297	(7,832)	852,175	(55,196)	1,360,472	(63,028)

Private label	4,333,808	(50,820)	2,904,967	(96,763)	7,238,775	(147,583)

Total mortgage-backed securities	4,846,108	(58,669)	3,823,943	(155,301)	8,670,051	(213,970)

Total held-to-maturity securities	$5,226,536	$(64,647)	$3,834,774	$(155,795)	$9,061,310	$(220,442)

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

	December 31, 2004

	Less Than 12 Months		Greater Than 12 Months		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

	(In thousands)

State or local agency obligations	$—	$—	$11,810	$(755)	$11,810	$(755)

Mortgage-backed securities:

U.S. agency	96,759	(1,988)	—	—	96,759	(1,988)

Government-sponsored enterprises	744,770	(17,289)	565,760	(44,257)	1,310,530	(61,546)

Private label	3,043,930	(51,335)	1,397,553	(34,753)	4,441,483	(86,088)

Total mortgage-backed securities	3,885,459	(70,612)	1,963,313	(79,010)	5,848,772	(149,622)

Total held-to-maturity securities	$3,885,459	$(70,612)	$1,975,123	$(79,765)	$5,860,582	$(150,377)

      The Bank reviewed its available-for-sale and held-to-maturity investment securities and has determined that all unrealized losses reflected above are temporary as of December 31, 2005 and 2004. The determination that the declines in fair value are temporary is based on several factors, including the fact that the Bank has the ability and the intent to hold such securities through to recovery of the unrealized losses. Specific to the MBS portfolio, all investments are rated AAA, except for one with an AA rating. A portion of these securities are guaranteed payment of principal and interest by FNMA and FHLMC. Additionally, the Bank reviewed the credit ratings of the entire portfolio and noted that there have been no downgrades. The unrealized loss position that has occurred in the portfolio is primarily due to the upward movement in interest rates over the last five quarters; therefore, the Bank has determined that all declines in fair value are temporary.

      Redemption Terms. The amortized cost and estimated fair value of held-to-maturity securities by contractual maturity are shown below. Expected maturities of some securities and mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

	December 31, 2005		December 31, 2004

		Estimated Fair		Estimated Fair
Year of Maturity	Amortized Cost	Value	Amortized Cost	Value

	(In thousands)

Due in one year or less	$153,068	$153,096	$269,939	$271,120

Due after one year through five years	707,203	711,879	46,618	48,725

Due after five years through ten years	255,965	256,070	143,245	155,158

Due after ten years	408,625	408,852	373,870	376,167

	1,524,861	1,529,897	833,672	851,170

Mortgage-backed securities	9,509,769	9,298,487	7,551,731	7,409,636

Total	$11,034,630	$10,828,384	$8,385,403	$8,260,806

      The amortized cost of the Bank’s mortgage-backed securities classified as held-to-maturity includes net discounts of $67.7 million and $52.5 million at December 31, 2005 and 2004, respectively.

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

      Interest Rate Payment Terms. The following table details interest rate payment terms for held-to-maturity securities at December 31, 2005 and 2004.

	December 31,	December 31,
	2005	2004

	(In thousands)

Amortized cost of held-to-maturity securities other than mortgage-backed securities:

Fixed-rate	$870,571	$497,752

Variable-rate	654,290	335,920

	1,524,861	833,672

Amortized cost of held-to-maturity mortgage-backed securities:

Fixed-rate	8,842,935	7,129,715

Variable-rate	666,834	422,016

	9,509,769	7,551,731

Total held-to-maturity securities	$11,034,630	$8,385,403

      Realized Gains and Losses. Gross gains of $2.6 million and $2.5 million were realized on sales of $68.7 million and $86.7 million of held-to-maturity securities for the years ended December 31, 2004 and 2003, respectively. There were no realized gains or realized losses on sales of held-to-maturity securities for the year ended December 31, 2005. The $2.6 million net gain in 2004 related to the sale of a municipal security investment that was deemed to have undergone a decline in value as a result of deterioration in the issuer’s creditworthiness as evidenced by two rating agency downgrades. Although the security was deemed to have undergone a decline in value due to the issuer’s creditworthiness, the realizable market value still exceeded the carrying value of the security and a gain was realized on the sale. The net gain of $2.5 million in 2003 is related to the sale of mortgage-backed securities with remaining principal balances of less than 15% of the original purchase balances.

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

Note 9 — Loans to Members

      Redemption Terms. At December 31, 2005 and 2004, the Bank had loans to members outstanding including Affordable Housing Program (AHP) loans (see Note 17) at interest rates ranging from 0% to 8.56% as summarized below. AHP subsidized loans have interest rates ranging between 0% and 6.50%.

	December 31, 2005		December 31, 2004

		Weighted Average		Weighted Average
Year of Maturity	Amount	Interest Rate	Amount	Interest Rate

	(Dollars in thousands)

Overdrawn demand deposit accounts	$—	—	$2,172	8.39

2005	—	—	16,251,358	2.36

2006	21,436,691	3.99	4,285,225	3.01

2007	5,535,899	3.90	3,282,412	3.43

2008	5,452,546	4.38	3,264,278	4.47

2009	3,590,495	4.40	2,278,460	4.35

2010	4,348,065	5.12	4,654,677	5.73

Thereafter	7,089,095	4.87	4,210,434	4.61

Index amortizing loans	64,267	4.34	86,824	2.40

Total par value	$47,517,058	4.28	$38,315,840	3.48

Discount on AHP loans to members	(1,714)		(2,058)

Premium on loans to members	—		38

Deferred prepayment fees	(347)		(1,184)

SFAS 133 hedging adjustments	(22,038)		667,717

Total book value	$47,492,959		$38,980,353

      Index amortizing loans require repayment according to predetermined amortization schedules linked to the level of various indices. Usually, as market interest rates rise (fall), the maturity of an index amortizing loan to member extends (contracts).

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

      The Bank offers loans to members that may be prepaid on pertinent dates without incurring prepayment fees (returnable loans). Other loans to members may only be prepaid by paying a fee (prepayment fee) to the Bank that makes the Bank financially indifferent to the prepayment of the loan. At December 31, 2005 and 2004, the Bank had returnable loans of $846 million and $513 million, respectively. The following table summarizes loans to members by year of maturity or next call date for returnable loans to members.

	December 31,	December 31,
Year of Maturity or Next Call Date	2005	2004

	(In thousands)

Overdrawn demand deposit accounts	$—	$2,172

2005	—	16,459,858

2006	22,137,191	4,085,225

2007	5,535,899	3,282,412

2008	5,591,046	3,257,778

2009	3,395,495	2,278,460

2010	4,013,065	4,654,677

Thereafter	6,780,095	4,208,434

Index amortizing loans to members	64,267	86,824

Total par value	$47,517,058	$38,315,840

      The Bank also offers convertible loans. With a convertible loan, the Bank purchases an option from the member that allows the Bank to convert the interest rate from fixed to floating by terminating the fixed loan, which the Bank normally would exercise when interest rates increase, and offering a floating-rate loan. At December 31, 2005 and 2004, the Bank had convertible loans outstanding of $8.8 billion and $12.2 billion, respectively. The following table summarizes loans to members by year of maturity or next convertible date for convertible loans.

	December 31,	December 31,
Year of Maturity or Next Convertible Date	2005	2004

	(In thousands)

Overdrawn demand deposit accounts	$—	$2,172

2005	—	27,219,603

2006	29,298,286	4,524,325

2007	5,733,399	3,116,912

2008	4,192,046	1,365,778

2009	2,539,745	1,109,710

2010	1,991,845	200,957

Thereafter	3,697,470	689,559

Index amortizing loans to members	64,267	86,824

Total par value	$47,517,058	$38,315,840

      Security Terms. The Bank lends to financial institutions involved in housing finance within its district according to Federal statutes, including the Federal Home Loan Bank Act (Act). The Act requires the Bank to obtain sufficient collateral on loans to members to protect against losses and to accept only certain U.S. government or government agency securities, residential mortgage loans, cash or deposits and member capital stock in the Bank, and other eligible real estate-related assets as collateral on such loans to members. Community Financial Institutions (CFIs) are eligible under expanded statutory collateral rules to use secured small business, small farm and small agriculture loans and securities representing a whole interest in such

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

secured loans. As additional security, the Bank has a statutory lien on each borrower’s capital in the Bank. At December 31, 2005 and 2004, the Bank had rights to collateral with an estimated value greater than its outstanding loans to members. On the basis of the financial condition of the member, the type of security agreement, and other factors, the Bank imposes one of two requirements to protect the collateral secured:

(1) Allows a member to retain possession of the collateral pledged to the Bank, under a written security agreement that requires the member to hold such collateral for the benefit of the Bank; or

(2) Requires the member to place physical custody of the pledged collateral with the Bank or its third-party custodian.

      Beyond these provisions, the Act affords any security interest granted by a member to the Bank priority over the claims or rights of any other party. The exceptions are those claims that would be entitled to priority under otherwise applicable law and are held by bona fide purchasers for value or by secured parties with perfected security interests.

      Credit Risk. While the Bank has never experienced a loan loss on a loan to a member, the expansion of collateral for CFIs and nonmember housing associates provides the potential for additional credit risk for the Bank. The management of the Bank has the policies and procedures in place to appropriately manage this credit risk. Accordingly, the Bank has not provided any allowances for loan losses on loans to members.

      The Bank’s potential credit risk from loans to members is concentrated in commercial banks and savings institutions. As of December 31, 2005, the Bank had loans to members of $18.3 billion outstanding to two members which represented 38.4% of total loans outstanding. The interest income from these loans amounted to $450.5 million during the year ended December 31, 2005. As of December 31, 2004, the Bank had outstanding loans of $9.7 billion to one member which represented 25.3% of total loans outstanding. The interest income from these loans was $298.0 million during the year ended December 31, 2004. The Bank held sufficient collateral to secure loans to members and the Bank does not expect to incur any losses on these loans. See Note 20 for further information on transactions with related parties.

      Interest Rate Payment Terms. The following table details additional interest rate payment terms for loans to members.

	December 31,	December 31,
	2005	2004

	(In thousands)

Fixed rate — overnight	$6,505,251	$6,091,178

Fixed rate — term	36,021,775	29,305,896

Variable-rate	4,990,032	2,918,766

Total par value	$47,517,058	$38,315,840

      For loans to members due beyond one year, at December 31, 2005, the Bank had $23.1 billion of fixed rate loans and $3.0 billion of variable rate loans.

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

Note 10 — Mortgage Loans Held for Portfolio

      The MPF® Program involves investment by the Bank in mortgage loans which are purchased from its participating members. The total loans represent held-for-portfolio loans under the MPF Program whereby the Bank’s members originate, service, and credit enhance home mortgage loans that are then sold to the Bank. The Bank sells participation interests in some of its MPF® Program loans to other FHLBanks and holds the rest in portfolio. See Note 20 for further information on transactions with related parties.

	December 31,	December 31,
	2005	2004

	(In thousands)

Fixed medium-term single-family mortgages(1)	$1,529,441	$1,808,119

Fixed long-term single-family mortgages(1)	6,029,531	6,706,276

Premiums	97,055	123,981

Discounts	(27,444)	(27,773)

SFAS 133 hedging adjustments	23,988	35,072

Total mortgage loans held for portfolio	$7,652,571	$8,645,675

Note:

(1)	Medium-term is defined as a term of 15 years or less. Long-term is defined as greater than 15 years.

      The following table details the par value of mortgage loans held for portfolio outstanding categorized by type.

	December 31,	December 31,
	2005	2004

	(In thousands)

Government-insured loans	$740,307	$1,081,045

Conventional loans	6,818,665	7,433,350

Total par value	$7,558,972	$8,514,395

Year of maturity

Due after one year through five years	$624	$397

Due after five years	7,558,348	8,513,998

Total	$7,558,972	$8,514,395

Note 11 — Allowance for Credit Losses

      Mortgage Loans Held for Portfolio. The allowance for credit losses for mortgage loans held for portfolio was as follows:

	2005	2004	2003

	(In thousands)

Balance, beginning of the year	$680	$514	$661

Charge-offs	(324)	—	—

Recoveries	—	—	—

Net charge-offs	(324)	—	—

Provision (benefit) for credit losses	301	166	(147)

Balance, end of the year	$657	$680	$514

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

      During 2005 the Bank changed its method of estimating the allowance for credit losses on its mortgage loans. Refer to Note 2 for further discussion of the methodology change.

      At December 31, 2005 and 2004, the Bank had $20.3 million and $13.6 million, respectively, of nonaccrual mortgage loans which represent loans delinquent by 90 days or more. At December 31, 2005 and 2004, the Bank’s other assets included $2.3 million and $2.4 million, respectively, of other real estate owned.

      At December 31, 2005 and 2004, the Bank’s total exposure within the first loss account was $44.9 million and $41.8 million, respectively. This exposure includes both accrual and nonaccrual loans. Losses that are not paid by primary mortgage insurance are recorded in the financial statements up to an agreed-upon amount (first loss account). This can be either an account which builds over time or an amount equal to an agreed-upon percentage of the aggregate balance of the mortgage loans purchased. Credit enhancement fees are recorded as an offset to mortgage loan net interest income in the statement of operations. Credit enhancement fees totaled $9.4 million, $9.2 million and $7.7 million for the years ended December 31, 2005, 2004 and 2003, respectively.

      During the third quarter of 2003, the Bank revised its estimate of required credit losses based on a methodology change. The revision resulted in an overall decrease to the credit loss reserve of $1.2 million. This change is reflected in the provision (benefit) for credit losses and is partially offset by provision expense of $1.1 million.

      Banking On Business Loans. The allowance for credit losses for BOB loans was as follows:

	2005	2004	2003

	(In thousands)

Balance, beginning of the year	$3,394	$3,695	$10,194

Charge-offs	—	—	—

Recoveries	—	—	—

Net charge-offs	—	—	—

Provision (benefit) for credit losses	1,474	(301)	(6,499)

Balance, end of the year	$4,868	$3,394	$3,695

      Refer to Note 2 regarding BOB credit loss methodology.

      At December 31, 2005 and 2004, the Bank had $15.5 million and $12.9 million, respectively, of nonaccrual BOB loans.

      The amount of forgone interest income on nonaccrual loans for the periods presented was less than $1 million. There was no cash basis interest income recorded in the periods presented.

      Off Balance Sheet Credit Risk. The allowance for off balance sheet credit risk was as follows:

	2005	2004	2003

	(In thousands)

Balance, beginning of the year	$514	$71	$—

Provision for credit losses	314	443	71

Balance, end of the year	$828	$514	$71

      The off balance sheet credit risk is associated with standby letters of credit and BOB loan commitments.

      Refer to Note 2 regarding off balance sheet reserve methodology.

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

Note 12 — Deposits

      The Bank offers demand and overnight deposits for members and qualifying nonmembers. In addition, the Bank offers short-term deposit programs to members. A member that services mortgage loans may deposit in the Bank funds collected in connection with the mortgage loans, pending disbursement of such funds to the owners of the mortgage loans. The Bank classifies these items as other interest-bearing deposits in the table below. The average interest rates paid on average deposits during 2005, 2004 and 2003, respectively, were 2.90%, 1.12% and 0.94%. The following table details interest-bearing and non-interest bearing deposits as of December 31, 2005 and 2004.

	December 31,	December 31,
	2005	2004

	(In thousands)

Interest-bearing:

Demand and overnight	$881,397	$952,129

Term	10,293	750

Other	168,915	64,040

Total interest-bearing deposits	1,060,605	1,016,919

Noninterest-bearing:

Demand and overnight	2,486	1,681

Total noninterest-bearing deposits	2,486	1,681

Total deposits	$1,063,091	$1,018,600

Note 13 — Borrowings

      Securities Sold Under Agreements to Repurchase. The Bank has sold securities under repurchase agreements. The amounts received under these agreements represent short-term borrowings and are liabilities on the statement of condition. The Bank has delivered securities sold under agreements to repurchase to the primary dealer. Should the market value of the underlying securities fall below the market value required as collateral, the Bank must deliver additional securities to the dealer. The Bank had no securities sold under agreements to repurchase at December 31, 2005 and 2004.

      Loans from Other FHLBanks. There were no loans from other FHLBanks outstanding at December 31, 2005 and 2004.

Note 14 — Consolidated Obligations

      Consolidated obligations are the joint and several obligations of the FHLBanks and consist of consolidated bonds and discount notes. The FHLBanks issue consolidated obligations through the Office of Finance as their agent. In connection with each debt issuance, each FHLBank specifies the amount of debt it wants issued on its behalf. The Office of Finance tracks the amount of debt issued on behalf of each FHLBank. In addition, the Bank separately tracks and records as a liability its specific portion of consolidated obligations and is the primary obligor for its specific portion of consolidated obligations issued. The Finance Board and the U.S. Secretary of the Treasury have oversight over the issuance of FHLBank debt through the Office of Finance. Consolidated bonds are issued primarily to raise intermediate and long-term funds for the FHLBanks and are not subject to any statutory or regulatory limits on maturity. Consolidated discount notes are issued primarily to raise short-term funds. These notes sell at less than their face amount and are redeemed at par value when they mature.

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

      Although the Bank is primarily liable for its portion of consolidated obligations (i.e., those issued on its behalf), the Bank is also jointly and severally liable with the other eleven FHLBanks for the payment of principal and interest on all consolidated obligations of each of the FHLBanks. The Finance Board, at its discretion, may require any FHLBank to make principal or interest payments due on any consolidated obligations whether or not the consolidated obligation represents a primary liability of such FHLBank. Although it has never occurred, to the extent that an FHLBank makes any payment on a consolidated obligation on behalf of another FHLBank that is primarily liable for such consolidated obligation, Finance Board regulations provide that the paying FHLBank is entitled to reimbursement from the non-complying FHLBank for any payments made on its behalf and other associated costs (including interest to be determined by the Finance Board). However, if the Finance Board determines that the non-complying FHLBank is unable to satisfy its repayment obligations, then the Finance Board may allocate the outstanding liabilities of the noncomplying FHLBank among the remaining FHLBanks on a pro rata basis in proportion to each FHLBank’s participation in all consolidated obligations outstanding. The Finance Board reserves the right to allocate the outstanding liabilities for the consolidated obligations between the FHLBanks in any other manner it may determine to ensure that the FHLBanks operate in a safe and sound manner.

      The par amounts of the FHLBanks’ outstanding consolidated obligations, including consolidated obligations held by other FHLBanks, were $937.5 billion and $869.2 billion at December 31, 2005 and 2004, respectively. Regulations require the Bank to maintain unpledged qualifying assets equal to its participation of the consolidated obligations outstanding. Qualifying assets are defined as cash; secured loans to members; assets with an assessment or rating at least equivalent to the current assessment or rating of the consolidated obligations; obligations of or fully guaranteed by the United States, obligations, participations, or other instruments of or issued by FNMA or GNMA; mortgages, obligations or other securities which are or have ever been sold by FHLMC under the Act; and such securities as fiduciary and trust funds may invest in under the laws of the state in which the Bank is located.

      To provide the holders of consolidated obligations issued before January 29, 1993 (prior bondholders), the protection equivalent to that provided under the FHLBanks’ previous leverage limit of twelve times the FHLBanks’ capital stock, prior bondholders have a claim on a certain amount of the qualifying assets, referred to as the Special Asset Account (SAA), if capital stock is less than 8.33% of consolidated obligations. Mandatorily redeemable capital stock is considered capital stock for determining the FHLBanks’ compliance with this requirement. At December 31, 2005 and 2004, the FHLBanks’ regulatory capital stock was 4.6% and 4.7%, respectively, of the par value of consolidated obligations outstanding, and the required minimum pledged qualifying asset balance was approximately $110,000 and $219,000, respectively. Further, the regulations require each FHLBank to transfer qualifying assets in the amount of its allocated share of the FHLBanks’ SAA to a trust for the benefit of the prior bondholders if its capital-to-assets ratio falls below 2.0%. As of December 31, 2005 and 2004, no FHLBank had a capital-to-assets ratio less than 2.0%; therefore, no assets were being held in a trust. In addition, no trust has ever been established as a result of this regulation because the ratio has never fallen below 2.0%.

      General Terms. Consolidated obligations are issued with either fixed-rate coupon payment terms or variable-rate coupon payment terms that use a variety of indices for interest rate resets including the London Interbank Offered Rate (LIBOR), Constant Maturity Treasury (CMT), 11th District Cost of Funds Index (COFI), and others. In addition, to meet the expected specific needs of certain investors in consolidated obligations, both fixed-rate bonds and variable-rate bonds may also contain certain features, which may result in complex coupon payment terms and call options. When such consolidated obligations are issued, the Bank generally enters into derivatives containing offsetting features that effectively convert the terms of the bond to those of a simple variable-rate bond or a fixed-rate bond. The Bank has no outstanding consolidated obligations denominated in currencies other than U.S. dollars.

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

      These consolidated obligations, beyond having fixed-rate or simple variable-rate coupon payment terms, may also have the following broad terms regarding either principal repayment or coupon payment terms:

Indexed Principal Redemption Bonds (index amortizing notes) repay principal according to predetermined amortization schedules that are linked to the level of a certain index. A form of an indexed principal redemption bond that is common to the Bank is an Amortizing Prepayment Linked Security (APLS). The APLS redeems based on the prepayments of FNMA, FHLMC or GNMA reference pools. As of December 31, 2005 and 2004, most of the index amortizing notes had fixed-rate coupon payment terms. Usually, as market interest rates rise (fall), the maturity of the index amortizing notes extends (contracts).

Optional Principal Redemption Bonds (callable bonds) that the Bank may redeem in whole or in part at its discretion on predetermined call dates according to the terms of the bond offerings.

      Interest Rate Payment Terms. With respect to interest payments, consolidated obligation bonds may also have the following terms:

Step-up Bonds generally pay interest at increasing fixed rates at specified intervals over the life of the bond. These bonds generally contain provisions enabling the Bank to call bonds at its option on the step-up dates;

Conversion Bonds have coupons that the Bank may convert from fixed to floating, or floating to fixed, or from one U.S. or other currency index to another, at its discretion on predetermined dates according to the terms of the bond offerings;

Range Bonds pay interest at fixed or variable rates provided a specified index is within a specified range. The computation of the variable interest rate differs for each bond issue, but the bond generally pays zero interest or a minimal rate of interest if the specified index is outside the specified range; and

Zero-Coupon Bonds are long-term discounted instruments that earn a fixed yield to maturity or the optional principal redemption date. All principal and interest are paid at maturity or on the optional principal redemption date, if exercised prior to maturity.

      The following table details interest rate payment terms for consolidated obligation bonds.

	December 31,	December 31,
	2005	2004

	(In thousands)

Fixed-rate	$44,275,256	$30,181,568

Floating-rate	1,660,000	301,000

Step-up	5,435,150	4,756,530

Conversion bonds:

Fixed to floating	569,380	589,380

Floating to fixed	286,000	3,696,000

Range bonds	463,000	743,000

Zero coupon	4,028,000	4,630,900

Other	—	5,386

Total par value	$56,716,786	$44,903,764

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

      Maturity Terms. The following is a summary of the Bank’s participation in consolidated obligation bonds outstanding by year of maturity.

	December 31, 2005		December 31, 2004

		Weighted Average		Weighted Average
Year of Maturity	Amount	Interest Rate	Amount	Interest Rate

	(Dollars in thousands)

2005	$—	—	$9,698,200	2.44

2006	14,017,772	3.19	9,903,003	2.84

2007	10,612,660	3.82	4,718,345	3.30

2008	8,267,000	4.20	3,683,380	3.78

2009	3,825,530	3.89	3,153,530	3.75

2010	4,728,000	4.52	1,279,000	4.33

Thereafter	11,659,000	3.06	11,367,900	2.82

Index amortizing notes	3,606,824	4.63	1,100,406	4.04

Total par value	56,716,786	3.68	44,903,764	3.01

Bond premiums	28,039		25,622

Bond discounts	(3,197,715)		(3,726,961)

SFAS 133 hedging adjustments	(404,173)		(127,610)

Total book value	$53,142,937		$41,074,815

      Consolidated obligation bonds outstanding at December 31, 2005 and 2004, include callable bonds totaling $30.2 billion and $27.6 billion, respectively. The Bank uses fixed-rate callable debt to finance returnable loans to members (see Note 9) and mortgage-backed securities. Simultaneously with such a debt issue, the Bank may also enter an interest-rate swap (in which the Bank pays variable and receives fixed) with a call feature that mirrors the option embedded in the debt (a sold callable interest rate swap). The combined sold callable interest rate swap and callable debt allows the Bank to provide members attractively priced loans. The par value of the Bank’s non-callable consolidated obligation bonds at December 31, 2005 and 2004, was $26.5 billion and $17.3 billion, respectively.

      The following table summarizes consolidated obligations bonds outstanding by year of maturity or next call date.

	December 31,	December 31,
Year of Maturity or Next Call Date	2005	2004

	(In thousands)

2005	$—	$25,998,663

2006	36,452,302	8,282,400

2007	4,468,660	1,844,295

2008	6,103,000	3,999,000

2009	2,572,000	2,220,000

2010	1,375,000	399,000

Thereafter	2,139,000	1,060,000

Index amortizing notes	3,606,824	1,100,406

Total par value	$56,716,786	$44,903,764

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

      Consolidated Obligation Discount Notes. Consolidated obligation discount notes are issued to raise short-term funds. Discount notes are consolidated obligations with original maturities up to 360 days. These notes are issued at less than their face amount and redeemed at par value when they mature. The Bank’s participation in consolidated discount notes, all of which are due within one year, was as follows:

	December 31,	December 31,
	2005	2004

	(Dollars in thousands)

Book value	$14,580,400	$15,160,634

Par value	$14,620,012	$15,173,091

Weighted average interest rate	4.11%	1.86%

      The Act authorizes the Secretary of the Treasury, at his or her discretion, to purchase consolidated obligations of the FHLBanks aggregating not more than $4.0 billion under certain conditions. The terms, conditions, and interest rates are determined by the Secretary of the Treasury. There were no such purchases by the U.S. Treasury during the two years ended December 31, 2005.

Note 15 — Capital

      The Gramm-Leach-Bliley Act (GLB Act) resulted in a number of changes in the capital structure of the FHLBanks. The final Finance Board capital rule was published on January 30, 2001, and required each FHLBank to submit a capital structure plan to the Finance Board by October 29, 2001 in accordance with the provisions of the GLB Act and final capital rules. The Finance Board approved the Bank’s capital plan on May 8, 2002. The Bank converted to its new capital structure on December 16, 2002, and was in compliance with its capital plan on the conversion date. The conversion was considered a capital transaction and was accounted for at par value.

      The Bank is subject to three capital requirements under the current capital structure plan. First, the Bank shall maintain at all times permanent capital in an amount at least equal to the sum of its credit risk, market risk and operations risk capital requirements, calculated in accordance with the Finance Board regulations. Only permanent capital, defined as retained earnings plus capital stock, satisfies the risk-based capital requirement. The Finance Board may require the Bank to maintain a greater amount of permanent capital than is required by the risk-based capital requirements, as defined. In addition, the GLB Act requires the Bank to maintain at all times at least a 4.0% capital-to-asset ratio and at least a 5.0% leverage ratio, defined as the sum of permanent capital weighed 1.5 times plus loan loss reserves divided by total assets. The Bank was in compliance with the aforementioned capital rules and requirements at December 31, 2005 and 2004, as shown in the following table.

	December 31, 2005		December 31, 2004

	Required	Actual	Required	Actual

		(Dollars in thousands)

Risk-based capital	$499,286	$3,283,793	$467,714	$2,791,200

Total capital-to-asset ratio	4.0%	4.5%	4.0%	4.6%

Total capital	$2,915,950	$3,289,318	$2,442,744	$2,795,274

Leverage ratio	5.0%	6.8%	5.0%	6.9%

Leverage capital	$3,644,911	$4,931,216	$3,053,430	$4,190,874

      Under the capital plan, member institutions are required to maintain capital stock in an amount equal to no less than the sum of three amounts: (1) a specified percentage of their outstanding loans from the Bank; (2) a specified percentage of their unused borrowing capacity (defined generally as the remaining collateral value that can be borrowed against) with the Bank; and (3) a specified percentage of the principal balance of residential mortgage loans previously sold to the Bank and still held by the Bank (any increase in this

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

percentage will be applied on a prospective basis only). These specified percentages may be adjusted by the Bank’s Board of Directors within pre-established ranges as contained in the capital plan.

      The stock purchase requirement for unused borrowing capacity is referred to as the membership capital stock purchase requirement because it applies to all members. The other two stock purchase requirements are referred to as activity-based requirements. The Bank determines membership capital stock purchase requirements by considering the aggregate amount of capital necessary to prudently capitalize the Bank’s business activities. The amount of capital is dependent upon the size of the current balance sheet, expected members’ borrowing requirements and other forecasted balance sheet changes.

      The GLB Act made membership voluntary for all members. The Bank issues stock that may be redeemed subject to certain restrictions by giving five years’ notice. The Bank is not required to redeem activity-based stock until the latter of the expiration of the notice of redemption or the activity no longer remains outstanding. In accordance with the Bank’s current practice, if activity-based stock becomes excess stock as a result of an activity no longer remaining outstanding, the Bank may choose to repurchase the excess activity-based stock. Before being readmitted to membership in any FHLBank, a member that withdraws from membership must wait five years from the divestiture date for all capital stock that is held as a condition of membership, as that requirement is set out in the Bank’s capital plan. A member may cancel or revoke its written notice of redemption or its notice of withdrawal from membership prior to the end of the five-year redemption period. The Bank’s capital plan provides that the Bank may charge the member a cancellation fee. The Board of Directors may change the cancellation fee with prior written notice to members.

      Capital Concentrations. The following table presents member holdings of ten percent or more of the Bank’s total capital stock including mandatorily redeemable capital stock outstanding as of December 31, 2005 and 2004.

	December 31, 2005		December 31, 2004

		Percent		Percent
Member	Capital Stock	of Total	Capital Stock	of Total

	(Dollars in thousands)

Sovereign Bank, Reading PA	$643,401	20.8	$519,298	19.1

Citicorp Trust Bank, FSB, Newark DE	331,911	10.7	—	—

      Mandatorily Redeemable Capital Stock. The FHLBanks adopted SFAS 150 as of January 1, 2004. In compliance with SFAS 150, the FHLBanks reclassified the stock subject to mandatory redemption from equity to liability once a member exercises a written redemption right, gives notice of intent to withdraw from membership, or attains nonmember status by merger or acquisition, charter termination, or involuntary termination from membership. Mandatorily redeemable shares are reclassified to a liability at fair value. Dividends related to capital stock classified as a liability are accrued at the expected dividend rate and reported as interest expense in the statement of operations. The repayment of these mandatorily redeemable financial instruments is reflected as a cash outflow in the financing activities section of the statement of cash flows. If a member cancels its written notice of redemption or notice of withdrawal, the Bank reclassifies mandatorily redeemable capital stock from a liability to equity in compliance with SFAS 150. After the reclassification, dividends on the capital stock are no longer classified as interest expense.

      The Finance Board has confirmed that the liability accounting treatment for certain shares of its capital stock does not affect the definition of total capital for purposes of determining the Bank’s compliance with its regulatory capital requirements, calculating its mortgage securities investment authority (300% of total capital), calculating its unsecured credit exposure limit to other government-sponsored enterprises (100% of total capital), or calculating its unsecured credit limits to other counterparties (various percentages of total capital depending on the rating of the counterparty).

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

      On January 1, 2004, the Bank reclassified $18.2 million of its outstanding capital stock to mandatorily redeemable capital stock in the liability section of the statement of condition. The Bank also recorded estimated dividends earned as a part of the carrying value of the mandatorily redeemable capital stock. At December 31, 2005 and 2004, the Bank had $16.7 million and $18.2 million in capital stock subject to mandatory redemption with payment subject to a five-year waiting period and the Bank meeting its minimum regulatory capital requirements. For the years ended December 31, 2005 and 2004, dividends on mandatorily redeemable capital stock in the amount of $556 thousand and $249 thousand, respectively, were recorded as interest expense. There have been no reclassifications of mandatorily redeemable capital stock back into equity.

      As of December 31, 2005, one member had notified the Bank to voluntarily redeem their capital stock and withdraw from membership. This redemption was not complete as of December 31, 2005. The following table shows the amount of mandatorily redeemable capital stock by year of redemption.

	December 31,	December 31,
	2005	2004

	(In thousands)

2005	$—	$2,600

2006	540	—

2007	7	8

2008	1,365	3,600

2009	—	—

2010	13,227	10,250

Thereafter	1,592	1,750

Total	$16,731	$18,208

      In 2005 and 2004, the Bank repurchased $29.6 million and $19.1 million of capital stock related to out-of-district mergers.

      A rollforward of the Bank’s mandatorily redeemable capital stock activity is presented in the following table. Rollforward amounts for 2003 are not provided as the Bank adopted SFAS 150 on January 1, 2004.

	2005	2004

	(In thousands)

Balance, beginning of the year	$18,208	$—

Capital stock subject to mandatory redemption reclassified from equity upon adoption of SFAS 150	—	18,208

Capital stock subject to mandatory redemption reclassified from equity due to withdrawals	3,899	—

Redemption of mandatorily redeemable capital stock due to withdrawals	(5,376)	—

Balance, end of the year	$16,731	$18,208

      Statutory and Regulatory Restrictions on Capital Stock Redemption. In accordance with the GLB Act, Bank stock is considered putable with restrictions given the significant restrictions on the obligation/right to redeem and the limitation of the redemption privilege to a small fraction of outstanding stock. Statutory and regulatory restrictions on the redemption of Bank stock include the following:

•	In no case may the Bank redeem any capital stock if, following such redemption, the Bank would fail to satisfy its minimum capital requirements (i.e., a statutory capital/ asset ratio requirement, established by the GLB Act, and a regulatory risk-based capital-to-asset ratio requirement established by the

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

Finance Board). By law, all member holdings of Bank stock immediately become non-redeemable if the Bank becomes undercapitalized and only a minimal portion of outstanding stock qualifies for redemption consideration.

•	In no case may the Bank redeem any capital stock if either its Board of Directors or the Finance Board determine that it has incurred, or is likely to incur, losses resulting, or expected to result, in a charge against capital.

•	In addition to possessing the authority to prohibit stock redemptions, the Bank’s Board of Directors has a right and an obligation to call for additional capital stock purchases by its members, as needed to satisfy statutory and regulatory capital requirements.

•	If, during the period between receipt of a stock redemption notification from a member and the actual redemption (which may last indefinitely if the Bank is undercapitalized, does not have the required credit rating, etc.), the Bank becomes insolvent and is either liquidated or forced to merge with another FHLBank, the redemption value of the stock will be established either through the market liquidation process or through negotiation with the merger partner. In either case all senior claims must first be settled at par, and there are no claims which are subordinated to the rights of Bank stockholders.

•	The GLB Act states that the Bank may repurchase, in its sole discretion, stock investments which exceed the required minimum amount.

•	In no case may the Bank redeem or repurchase any capital stock if the principal or interest payment due on any consolidated obligation issued by the Office of Finance has not been paid in full.

•	In no case may the Bank redeem or repurchase any capital stock if the Bank has failed to provide the Finance Board with the necessary quarterly certification required by Section 966.9(b)(1) of the Finance Board’s regulations prior to declaring or paying dividends for a quarter.

•	In no case may the Bank redeem or repurchase any capital stock if the Bank is unable to provide the required certification, projects that it will fail to comply with statutory or regulatory liquidity requirements or will be unable to timely and fully meet all of its obligations, actually fails to satisfy these requirements or obligations, or negotiates to enter or enters into an agreement with another Bank to obtain financial assistance to meet its current obligations.

      Dividends. The Bank’s Board of Directors in consultation with the Office of Supervision of the Finance Board has agreed to limit dividend payments to 50% of net income as part of the Bank’s retained earnings policy. Dividends may be paid in either capital stock or cash; the Bank has historically paid cash dividends only.

      Accumulated Other Comprehensive Income (Loss). The following table summarizes the components of accumulated other comprehensive loss.

	December 31,	December 31,
	2005	2004

	(In thousands)

Deferred compensation	$(506)	$(583)

Net unrealized gains on available-for-sale securities	863	809

Net unrealized loss relating to hedging activities	(7,873)	(11,894)

Total	$(7,516)	$(11,668)

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

      Earnings per Share of Capital. The following table sets forth the computation of earnings per share of capital.

	Year-ended December 31,

	2005	2004	2003

	(Dollars in thousands)

Income before cumulative effect of change in accounting principle	$191,805	$109,067	$68,691

Cumulative effect of change in accounting principle	—	9,788	—

Net income available to stockholders	$191,805	$118,855	$68,691

Weighted average number of shares of capital used to calculate earnings per share(1)	28,552	26,265	22,943

Earnings per share of capital before cumulative effect of change in accounting principle	$6.72	$4.16	$2.99

Cumulative effect of change in accounting principle	—	0.37	—

Basic and diluted earnings per share of capital	$6.72	$4.53	$2.99

Note:

(1)	Weighted average shares excludes capital stock reclassified as a liability in accordance with SFAS 150.

Note 16 — Derivatives and Hedging Activities

      The Bank may enter into interest rate swaps (including callable and putable swaps), swaptions, interest rate cap and floor agreements, and TBA securities (collectively, derivatives) to manage its exposure to changes in interest rates. Through derivatives, the Bank may adjust the effective maturity, repricing frequency or option characteristics of financial instruments to achieve risk management objectives. The Bank uses derivatives in several ways: (1) by designating them as either a fair value or cash flow hedge of an underlying financial instrument or a forecasted transaction; (2) by acting as an intermediary; or (3) in asset/ liability management (i.e., an economic hedge). For example, the Bank uses derivatives in its overall interest rate risk management to adjust the interest rate sensitivity of consolidated obligations to approximate more closely the interest rate sensitivity of assets (loans to members, investment securities, and mortgage loans), and/or to adjust the interest rate sensitivity of loans to members, investment securities, or mortgage loans to approximate more closely the interest rate sensitivity of liabilities. In addition to using derivatives to manage mismatches of interest rates between assets and liabilities, the Bank also uses derivatives as follows: (1) to manage embedded options in assets and liabilities; (2) to hedge the market value of existing assets and liabilities and anticipated transactions; (3) to hedge the duration risk of prepayable instruments; (4) to exactly offset other derivatives executed with members (the Bank serves as an intermediary); and (5) to reduce funding costs.

      Consistent with Finance Board regulation, the Bank enters into derivatives only to reduce the interest rate risk exposures inherent in otherwise unhedged assets and funding positions, to achieve the Bank’s risk management objectives or to act as an intermediary between its members and counterparties. Bank management uses derivatives when they are considered to be the most cost-effective alternative to achieve the Bank’s financial and risk management objectives. Accordingly, the Bank may enter into derivatives that do not necessarily qualify for hedge accounting (economic hedges). An economic hedge is defined as a derivative hedging specific or non-specific underlying assets, liabilities, or firm commitments that does not qualify or was not designated for hedge accounting, but is an acceptable hedging strategy under the Bank’s risk management program. Economic hedging strategies also comply with Finance Board regulatory requirements prohibiting speculative hedge transactions. By definition, an economic hedge introduces the potential for earnings

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

variability due to the changes in fair value recorded on the derivatives that are recorded but not offset by corresponding changes in the value of the economically hedged assets, liabilities or firm commitments. As a result, the Bank recognizes only the change in fair value of these derivatives in other income as “net gain (loss) on derivatives and hedging activities” with no offsetting fair value adjustments for the asset, liability or firm commitment.

      The components of net gain (loss) on derivatives and hedging activities for the years ended December 31, 2005, 2004 and 2003 are presented in the following table.

Net Gain (Loss) on Derivatives and Hedging Activities

	For the Year-ended

	2005	2004	2003

	(In thousands)

Gains (losses) related to fair value hedge ineffectiveness	$6,630	$17,746	$30,659

Gains (losses) on economic hedges	(714)	(126,101)	(188,975)

Gains (losses) related to cash flow hedge ineffectiveness	—	62	(2,980)

Other	(1,248)	1,583	2,758

Gains (losses) on intermediary hedges	(483)	383	533

Net gains (losses) on derivatives and hedging activities	$4,185	$(106,327)	$(158,005)

      The fluctuations in the various gains (losses) categories were primarily due to changes in the structure of the Bank’s portfolio as well as a sizable increase in interest rates. There were no material amounts for the years ended December 31, 2005, 2004 and 2003, that were reclassified into earnings as a result of the discontinuance of cash flow hedges because it became probable that the original forecasted transactions would not occur by the end of the originally specified time period or within a two month period thereafter. As of December 31, 2005, the deferred net gains on derivative instruments accumulated in other comprehensive income expected to be reclassified to earnings during the next twelve months was $3.4 million. Normally, the maximum length of time over which the Bank hedges its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is 45 days or less. The Bank did not have any hedges related to the exposure to the variability in future flows for forecasted transactions at December 31, 2005.

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

      The following table represents outstanding notional balances and estimated fair values of the derivatives outstanding at December 31, 2005 and 2004, including embedded derivatives presented on a combined basis with the host contract.

	December 31, 2005		December 31, 2004

		Estimated		Estimated
	Notional	Fair Value	Notional	Fair Value

	(In thousands)

Interest rate swaps

Fair value	$62,959,218	$(73,529)	$47,492,118	$(502,687)

Economic	3,333,667	(9,761)	5,737,595	(47,115)

Intermediation	94,442	147	368,801	754

Interest rate swaptions

Economic	525,000	650	1,046,000	387

Interest rate caps/floors

Economic	—	—	3,575,000	2,010

Interest rate forward settlement agreements

Fair value	1,056,000	1,452	77,000	106

Mortgage delivery commitments

Economic	17,727	(13)	15,359	32

Other

Economic	11,250	13	—	—

Embedded Derivatives

Callable bonds	—	—	30,000	464

Total	$67,997,304	$(81,041)	$58,341,873	$(546,049)

Total derivatives excluding accrued interest		(81,041)		(546,049)

Accrued interest		119,630		52,910

Net derivative balances		38,589		(493,139)

Net derivative asset balances		317,033		148,160

Net derivative liability balances		(278,444)		(641,299)

Net derivative balances		$38,589		$(493,139)

      Hedge Documentation and Effectiveness. The Bank formally documents all relationships between derivatives designated as hedging instruments and hedged items, its risk management objectives and strategies for undertaking various hedge transactions, and its method of assessing effectiveness. This process includes linking all derivatives that are designated as fair value or cash flow hedges to: (1) assets and liabilities on the statement of condition; (2) firm commitments; or (3) forecasted transactions. The Bank also formally assesses (both at the hedge’s inception and monthly on an ongoing basis) whether the derivatives that are used in hedging transactions have been effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain effective in future periods. The Bank uses regression analyses to assess the effectiveness of its hedges. See Note 3 regarding effectiveness test changes.

      The Bank discontinues hedge accounting prospectively when: (1) it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including hedged items

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

such as firm commitments or forecasted transactions); (2) the derivative and/or the hedged item expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur in the originally expected period; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designating the derivative as a hedging instrument in accordance with SFAS 133 is no longer appropriate.

      The Bank is not a derivative dealer and thus does not trade derivatives for short-term profit.

      Investment Securities. The Bank invests in U.S. agency obligations, government-sponsored enterprise obligations, mortgage-backed securities and the taxable portion of state or local agency obligations. The interest rate and prepayment risk associated with these investment securities is managed through a combination of debt issuance and derivatives. The Bank may manage the prepayment and interest rate risk by funding investment securities with consolidated obligations that have call features or by hedging the prepayment risk with caps or floors, callable swaps or swaptions. These investment securities may be classified as held-to-maturity, available-for-sale or trading securities.

      The Bank may also manage the risk arising from changing market prices or cash flows of investment securities classified as trading by entering into derivatives (economic hedges) that offset the changes in fair value or cash flows of the securities. The market value changes of both the trading securities and the associated derivatives are included in other income in the statement of operations and presented as part of the “net gains (loss) on trading securities” and “net gain (loss) on derivatives and hedging activities.”

      Loans to Members. With issuances of convertible loans to members, the Bank may purchase from the member a put option that enables the Bank to convert a loan to a member from a fixed-rate to a floating-rate if interest rates increase. Upon conversion, the member has the option to terminate the loan and request the Bank to issue additional loans on new terms. The Bank may hedge a convertible loan to a member by entering into a cancelable derivative with a counterparty pursuant to which the Bank pays a fixed-rate and receives a variable-rate. This type of hedge is treated as a fair value hedge under SFAS 133. The derivative counterparty may cancel the derivative on the put date, which the counterparty normally would exercise in a rising rate environment, and the Bank can convert the loan to a floating-rate.

      The optionality embedded in certain financial instruments held by the Bank can create interest rate risk. When a member prepays a loan, the Bank could suffer lower future income if the principal portion of the prepaid loan were invested in lower yielding assets that continue to be funded by higher cost debt. To protect against this risk, the Bank generally charges a prepayment fee that makes it financially indifferent to a member’s decision to prepay a loan. When the Bank offers loans (other than short-term) that a member may prepay without a prepayment fee, it usually finances such loans with callable debt or otherwise hedges this option.

      Mortgage Loans Held for Portfolio. The Bank invests in fixed-rate mortgage loans. The prepayment options embedded in mortgage loans can result in extensions or contractions in the expected repayment of these loans, depending on changes in estimated prepayment speeds. The Bank manages the interest rate and prepayment risk associated with mortgages through a combination of debt issuance and derivatives. The Bank issues both callable and non-callable debt to achieve cash flow patterns and liability durations similar to those expected on the mortgage loans. The Bank may use derivatives to match the expected prepayment characteristics of the mortgages. The Bank did not apply hedge accounting to these derivatives, referred to as index amortizing swaps, as they only hedged the mortgage loan pools for a partial term.

      The Bank may also purchase interest rate caps and floors, swaptions and callable swaps to minimize the prepayment risk embedded in the mortgage loans. Although these derivatives are valid economic hedges against the prepayment risk of the loans, they are not specifically linked to individual loans and, therefore, do not receive either fair value or cash flow hedge accounting. The derivatives are marked-to-market through current period earnings.

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

      Consolidated Obligations. While consolidated obligations are the joint and several obligations of the FHLBanks, each FHLBank has consolidated obligations for which it is the primary obligor. The Bank enters into derivatives to hedge the interest rate risk associated with its specific debt issuances.

      For instance, in a typical transaction, fixed-rate consolidated obligations are issued for one or more FHLBanks and the Bank simultaneously enters into a matching derivative in which the counterparty pays fixed cash flows to the Bank designed to mirror in timing and amount the cash outflows the Bank pays on the consolidated obligation. These transactions are treated as fair value hedges under SFAS 133. In this typical transaction, the Bank pays a variable cash flow that closely matches the interest payments it receives on short-term or variable-rate loans to members, typically three-month LIBOR. This intermediation between the capital and derivative markets permits the Bank to raise funds at lower costs than would otherwise be available through the issuance of simple fixed- or floating-rate consolidated obligations in the capital markets.

      Anticipated Streams of Future Cash Flows. The Bank may enter into an option to hedge a specified future variable cash stream as a result of rolling over short-term, fixed-rate financial instruments such as consolidated obligation discount notes. The option will effectively cap the variable cash stream at a predetermined target rate. At December 31, 2005 and 2004, the Bank did not have a position in these types of options.

      Firm Commitment Strategies. Prior to July 1, 2003, the Bank hedged the market value of purchase commitments on fixed-rate mortgage loans by using derivatives with similar market value characteristics. The Bank normally hedged these commitments by selling mortgage-backed securities (MBS) to be announced (TBA) or other derivatives for forward settlement, which are not accounted for under the regular way security trades scope exception in SFAS 133. A TBA represents a forward contract for the sale of MBS at a future agreed-upon date. Upon the expiration of the mortgage purchase commitment, the Bank purchases an equal and offsetting TBA to close the hedged position. When the derivative was settled, the current market value of the commitments was included with the basis of the mortgage loans and amortized accordingly. This transaction was treated as a fair value hedge of an unrecognized firm commitment. In accordance with Statement of Financial Accounting Standards SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149), the types of mortgage purchase commitments entered into after June 30, 2003, are considered derivatives. Accordingly, the mortgage purchase commitment is recorded as a derivative asset or derivative liability at fair value, with changes in fair value recognized in the current period earnings. When the mortgage purchase commitment derivative settles, the current market value of the commitment is included with the basis of the mortgage loan and amortized accordingly.

      The Bank may also fair value hedge an unrecognized firm commitment to provide a forward starting loan to a member through the use of an interest rate swap. For firm commitments that are not considered regular way trades, the swap will function as the hedging instrument for both the unrecognized firm commitment and the subsequent loan to member in separately designated qualifying hedging relationships.

      Anticipated Debt Issuance. The Bank may enter into interest rate swaps for the anticipated issuance of fixed-rate consolidated obligation bonds to lock in the cost of funding. The interest rate swap is terminated upon issuance of the fixed-rate bond, with the realized gain or loss on the interest rate swap recorded in other comprehensive income. Realized gains and losses reported in accumulated other comprehensive income (loss) are recognized as earnings in the periods in which earnings are affected by the cash flows of the fixed-rate bonds. The Bank only entered into one anticipated debt forward starting swap transaction during 2005 with a notional balance of $500 million. The derivative was not outstanding as of December 31, 2005.

      Intermediation. Derivatives in which the Bank is an intermediary may arise when the Bank enters into derivatives with members and offsetting derivatives with other counterparties to meet the needs of members. Intermediation between members and the capital markets allows smaller members access to the derivatives market. The derivatives used in intermediary activities do not qualify for SFAS 133 hedge accounting

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

treatment and are separately marked-to-market through earnings. The net result of the accounting for these derivatives does not significantly affect the operating results of the Bank. These amounts are recorded in other income and presented as “net gain (loss) on derivatives and hedging activities.”

      Credit Risk. The Bank is subject to credit risk due to the risk of nonperformance by counterparties to the derivative agreements. The degree of counterparty risk depends on the extent to which master netting arrangements are included in such contracts to mitigate the risk. The Bank manages counterparty credit risk through credit analysis, collateral requirements and adherence to the requirements set forth in the Bank’s policy and Finance Board regulations. Based on credit analyses and collateral requirements, the management of the Bank does not anticipate any material credit losses on its derivative agreements.

      The contractual or notional amount of derivatives reflects the involvement of the Bank in the various classes of financial instruments. The notional amount of derivatives does not measure the credit risk exposure of the Bank, and the maximum credit exposure of the Bank is substantially less than the notional amount. The Bank requires collateral agreements on all derivatives that establish collateral thresholds. The maximum credit risk is the estimated cost of replacing the derivative contracts that have a net positive market value if the counterparty defaults, and the related collateral, if any, is of no value to the Bank. This collateral has not been sold or repledged.

      At December 31, 2005 and 2004, the Bank’s maximum credit risk, as defined above, was approximately $317.0 million and $148.2 million, respectively. These totals include $119.6 million and $52.9 million, respectively, of net accrued interest receivable. In determining maximum credit risk, the Bank considers accrued interest receivables and payables, and the legal right to offset derivative assets and liabilities by counterparty. The Bank held securities and cash with a fair value of $203.4 million and $109.0 million as collateral as of December 31, 2005 and 2004, respectively. Two counterparties comprise 22% and 18% of the Bank’s total credit risk when measured after consideration for related collateral as of December 31, 2005. Additionally, collateral with respect to derivatives with member institutions includes collateral assigned to the Bank, as evidenced by a written security agreement and held by the member institution for the benefit of the Bank.

      The Bank transacts most of its derivatives with large banks and major broker-dealers. Some of these banks and broker-dealers or their affiliates buy, sell, and distribute consolidated obligations. See Note 23 for further discussion regarding assets pledged by the Bank to these counterparties.

Note 17 — Affordable Housing Program

      The Act requires each Bank to establish an AHP. Each FHLBank provides subsidies in the form of direct grants and/or below-market interest rate loans to members who use the funds to assist in the purchase, construction or rehabilitation of housing for very low-, low-, and moderate-income households. Annually, the FHLBanks must set aside for the AHP the greater of $100 million or ten percent of regulatory income. Regulatory income is defined as income under GAAP before interest expense related to mandatorily redeemable capital stock under SFAS 150 and the assessment for AHP, but after the assessment for REFCORP. The exclusion of interest expense related to mandatorily redeemable capital stock is a regulatory calculation determined by the Finance Board. The AHP and REFCORP assessments are calculated simultaneously because of their interdependence on each other. The Bank accrues this expense monthly based on income before assessments. The Bank reduces the AHP liability as members use subsidies. Calculation of the REFCORP assessment is discussed in Note 18.

      If the Bank experienced a net regulatory loss during a quarter, but still had net regulatory income for the year, the Bank’s obligation to the AHP would be calculated based on the Bank’s year-to-date net regulatory income. If the Bank had regulatory income in subsequent quarters, it would be required to contribute additional amounts to meet its calculated annual obligation. If the Bank experienced a regulatory loss for a full

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

year, the Bank would have no obligation to the AHP for the year except in the following circumstance. If the result of the aggregate ten percent calculation described above is less than $100 million for all twelve FHLBanks, then the Act requires that each Bank contribute such prorated sums as may be required to assure that the aggregate contributions of the FHLBanks equals $100 million. The proration would be made on the basis of the income of the FHLBanks for the previous year. There was no shortfall in 2005, 2004 or 2003. If an FHLBank finds that its required contributions are contributing to the financial instability of that FHLBank, it may apply to the Finance Board for a temporary suspension of its contributions. The Bank did not make such an application in 2005, 2004, or 2003. The Bank had outstanding principal in AHP-related loans to members of $12.3 million and $13.6 million at December 31, 2005 and 2004, respectively.

Rollforward of the AHP Liability

	2005	2004

	(In thousands)

Balance, beginning of the year	$20,910	$12,914

Committed subsidy, net	3,468	(1,875)

First Front Door set aside(1),net	1,167	126

Uncommitted pool, net	11,162	9,745

Balance, end of the year(2)	$36,707	$20,910

Notes:

(1)	First Front Door — The Bank allocates a portion of the AHP subsidy pool on an annual basis to this program, which benefits qualifying first-time homebuyers.

(2)	Outstanding commitments for approved projects were $16.7 million and $13.3 million at December 31, 2005 and 2004, respectively.

Note 18 — Resolution Funding Corporation (REFCORP)

      Each FHLBank is required to pay quarterly to the REFCORP 20 percent of income calculated in accordance with GAAP after the assessment for the AHP, but before the assessment for the REFCORP. The AHP and REFCORP assessments are calculated simultaneously because of their interdependence on each other. The Bank accrues its REFCORP assessment on a monthly basis. Calculation of the AHP assessment is discussed in Note 17. The Resolution Funding Corporation has been designated as the calculation agent for AHP and REFCORP assessments. Each FHLBank provides their net income before AHP and REFCORP to the Resolution Funding Corporation, who then performs the calculations for each quarter-end.

      The FHLBanks will continue to expense these amounts until the aggregate amounts actually paid by all twelve FHLBanks are equivalent to a $300 million annual annuity (or a scheduled payment of $75 million per quarter) whose final maturity date is April 15, 2030, at which point the required payment of each FHLBank to REFCORP will be fully satisfied. The Finance Board, in consultation with the Secretary of the Treasury, selects the appropriate discounting factors to be used in this annuity calculation. The FHLBanks use the actual payments made to determine the amount of the future obligation that has been defeased. The cumulative amount to be paid to REFCORP by the Bank is not determinable at this time because it depends on the future earnings of all FHLBanks and interest rates. If the Bank experienced a net loss during a quarter, but still had net income for the year, the Bank’s obligation to the REFCORP would be calculated based on the Bank’s year-to-date net income. The Bank would be entitled to a refund of amounts paid for the full year that were in excess of its calculated annual obligation. If the Bank had net income in subsequent quarters, it would be required to contribute additional amounts to meet its calculated annual obligation. If the Bank experienced a net loss for a full year, the Bank would have no obligation to the REFCORP for the year. The Finance Board

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

is required to extend the term of the FHLBanks’ obligation to the REFCORP for each calendar quarter in which there is a deficit quarterly payment. A deficit quarterly payment is the amount by which the actual quarterly payment falls short of $75 million.

      The FHLBanks’ aggregate payments through 2005 exceeded the scheduled payments, effectively accelerating payment of the REFCORP obligation and shortening its remaining term to the third quarter of 2017. The FHLBanks’ aggregate payments through 2005 have satisfied $44.7 million of the $75.0 million scheduled payment for the third quarter of 2017 and all scheduled payments thereafter. This date assumes that all $300 million annual payments required after December 31, 2005, will be made.

      The benchmark payments or portions of the payments could be reinstated if the actual REFCORP payments of the FHLBanks fall short of $75 million in a quarter. The maturity date of the REFCORP obligation may be extended beyond April 15, 2030, if such extension is necessary to ensure that the value of the aggregate amounts paid by the FHLBanks exactly equals a $300 million annual annuity. Any payment beyond April 15, 2030, will be paid to the U.S. Department of Treasury.

Note 19 —	Employee Retirement Plans

      The Bank participates in the Pentegra Defined Benefit Plan for Financial Institutions, a tax qualified defined benefit pension plan, formerly known as the Financial Institutions Retirement Fund. The plan covers substantially all officers and employees of the Bank. The Bank’s contributions to the Pentegra Defined Benefit Plan through June 30, 1987, represented the normal cost of the plan. The plan reached the full-funding limitation, as defined by the Employee Retirement Income Security Act, for the plan year beginning July 1, 1987, because of favorable investment and other actuarial experience during previous years. As a result, the Pentegra Defined Benefit Plan suspended employer contributions for all plan years ending after June 30, 1987, through June 30, 2002. Contributions to the plan resumed in 2002. Funding and administrative costs of the Pentegra Defined Benefit Plan charged to other operating expense were $3.7 million, $2.9 million, and $1.7 million for the years ended December 31, 2005, 2004, and 2003, respectively. The Pentegra Defined Benefit Plan is a multi-employer plan in which assets contributed by one participating employer may be used to provide benefits to employees of other participating employers since assets contributed by an employer are not segregated in a separate account or restricted to provide benefits only to employees of that employer. As a result, disclosure and accounting of the accumulated benefit obligations, plan assets, and the components of annual pension expense attributable to the Bank cannot be made. During the years 2003, 2004 and 2005, the President and CEO of the Bank was a member of the Board of Directors of the Pentegra Defined Benefit Plan for Financial Institutions. In addition, the presidents and CEOs of several other FHLBanks were also members of the Board of Directors of the Pentegra Defined Benefit Plan for Financial Institutions.

      The Bank also participates in the Pentegra Defined Contribution Plan for Financial Institutions, a tax qualified defined contribution pension plan formerly known as the Financial Institution Thrift Plan. The Bank’s contributions are equal to a percentage of participants’ compensation and a matching contribution equal to a percentage of voluntary employee contributions, subject to certain limitations. The Bank contributed $637 thousand, $532 thousand, and $491 thousand for the years ended December 31, 2005, 2004, and 2003, respectively.

      In addition, the Bank maintains a non-qualified deferred compensation plan, available to select employees, which is, in substance, an unfunded supplemental retirement plan. The plan’s liability consists of the accumulated compensation deferrals and accrued earnings on the deferrals. The Bank’s minimum obligation from these plans was $6.2 million and $5.5 million at December 31, 2005 and 2004, respectively. Operating expense includes deferred compensation and accrued earnings of $0.5 million, $0.8 million, and $1.0 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

      Postretirement Benefits. The Bank sponsors a retiree benefits program that includes health care and life insurance benefits for eligible retirees. Retirees contribute to the cost of health care coverage until age 65; life insurance is provided at the Bank’s expense. Employees who retired prior to January 1, 1992, receive health care benefits at the Bank’s expense after age 65. Employees retiring after January 1, 1992, are required to contribute toward the cost of health care benefits above the established expense caps after attaining age 65. Those employees retiring after January 1, 1992, are also required to meet specific eligibility requirements of age 60 with ten years of service at the time of retirement to be eligible for retiree health and life insurance benefits. The approximate Accumulated Postretirement Benefit Obligation (APBO) as of December 31, 2005 is $2.7 million and $3.1 million for 2004.

      Supplemental Retirement Plan. The Bank also maintains a Supplemental Retirement Plan, a non-qualified retirement plan, for certain executives. The plan ensures, among other things, that participants receive the full amount of benefits to which they would have been entitled under the qualified defined benefit pension plan in the absence of limits on benefits levels imposed by the Internal Revenue Service.

      The Bank does not have any plan assets or any unrecognized transitional obligation as of December 31, 2005. The following table sets forth the changes in benefit obligation and fair value of plan assets.

	Supplemental		Postretirement Health
	Retirement Plan		Benefit Plan

	2005	2004	2005	2004

	(In thousands)

Change in benefit obligation:

Balance, beginning of the year	$3,565	$3,717	$3,073	$3,050

Service cost	383	168	93	72

Interest cost	318	196	171	177

Actuarial loss (gain)	2,288	(430)	(436)	(30)

Benefits paid	(146)	(86)	(172)	(196)

Balance, end of the year	6,408	3,565	2,729	3,073

Change in fair value of plan assets:

Balance, beginning of the year fair value	—	—	—	—

Employer contribution	146	86	172	196

Benefits paid	(146)	(86)	(172)	(196)

Balance, end of the year fair value	—	—	—	—

Funded status(1)	(6,408)	(3,565)	(2,729)	(3,073)

Unrecognized net actuarial loss	2,939	953	384	854

Unrecognized prior service cost (benefit)	(61)	(71)	488	529

Net amount recognized	$(3,530)	$(2,683)	$(1,857)	$(1,690)

Notes:

(1)	The supplemental retirement plan and postretirement health plan are not funded; therefore no contributions will be made in 2006 except for the payment of benefits.

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

      Amounts recognized in the statement of condition for the Bank’s supplemental retirement plan are presented below.

	December 31,	December 31,
	2005	2004

	(In thousands)

Accrued benefit liability	$(4,036)	$(3,266)

Less amount in accumulated other comprehensive (loss)(1)	(506)	(583)

Net amount recognized	$(3,530)	$(2,683)

Note:

(1)	The change in this amount is reflected in other comprehensive income (loss) on the statement of changes in capital.

      Components of the net periodic benefit cost for the Bank’s supplemental retirement and postretirement health plan for the years ended December 31, 2005, 2004 and 2003, were as follows:

	Supplemental			Postretirement Health
	Retirement Plan			Benefit Plan

	2005	2004	2003	2005	2004	2003

	(In thousands)

Service cost	$383	$168	$228	$94	$72	$31

Interest cost	318	196	228	171	177	122

Amortization of unrecognized prior service cost (benefit)	(10)	48	48	40	40	2

Amortization of unrecognized net loss	302	26	111	34	39	14

Net periodic benefit cost	$993	$438	$615	$339	$328	$169

      The measurement date used to determine current year’s benefit obligation was December 31, 2005. The increase (decrease) in the minimum liability adjustment included in accumulated other comprehensive income (loss) was $77 thousand and $(479) thousand for the years ended December 31, 2005 and 2004.

      Key assumptions used for the actuarial calculation to determine benefit obligations and net periodic benefit cost for the Bank’s supplemental retirement plan and postretirement health benefit plan for the years ended December 31, 2005 and 2004 are presented in the tables below. The discount rate for the Supplemental Retirement Plan as of December 31, 2005 was determined by using a discounted cash-flow approach, which incorporates the timing of each expected future benefit payment. The estimate of the future benefit payments is based on the plan’s census data, benefit formula and provisions, and valuation assumptions reflecting the probability of decrement and survival. The present value of the future benefit payments is then determined by using duration based interest-rate yields from the Citibank Pension Liability Index as of December 31, 2005 and solving for the single discount rate that produces the same present value.

	Supplemental			Postretirement Health
	Retirement Plan			Benefit Plan

Benefit Obligation	2005	2004	2003	2005	2004	2003

Discount rate	5.5%	5.8%	7.0%	5.5%	5.8%	6.0%

Salary increase	5.0%	5.0%	5.0%	n/a	n/a	n/a

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

	Supplemental			Postretirement Health
	Retirement Plan			Benefit Plan

Cost	2005	2004	2003	2005	2004	2003

Discount rate	5.8%	7.0%	7.0%	5.8%	6.0%	6.5%

Salary increase	5.0%	5.0%	5.0%	n/a	n/a	n/a

      Assumed health care cost trend rates for the Bank’s postretirement health benefit plan at December 31, 2005 and 2004 are presented in the table below.

	December 31,	December 31,
Health Care Cost Trend Rates	2005	2004

Assumed for next year	8.0%	9.0%

Ultimate rate	5.0%	5.0%

Year that ultimate rate is reached	2009	2009

      The effect of a percentage point increase in the assumed healthcare trend rates would be an increase in postretirement benefit expense of $34 thousand and in accumulated postretirement benefit obligation (APBO) of $240 thousand. The effect of a percentage point decrease in the assumed healthcare trend rates would be a decrease in postretirement benefit expense of $34 thousand and in APBO of $256 thousand.

      Estimated Future Benefit Payments. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Supplemental	Postretirement Health
	Retirement Plan	Benefit Plan

	(In thousands)

2006	$2,076	$180

2007	35	184

2008	51	188

2009	69	191

2010	99	195

2011-2015	1,004	1,066

Note 20 —	Transactions with Related Parties

      The Bank is a cooperative whose member institutions own the capital stock of the Bank and may receive dividends on their investments. In addition, certain former members that still have outstanding transactions are also required to maintain their investment in Bank capital stock until the transactions mature or are paid off. All loans, including BOB loans, are issued to members and all mortgage loans held for portfolio are purchased from members. The Bank also maintains demand deposit accounts for members primarily to facilitate settlement activities that are directly related to loans to members and mortgage loan purchases. All transactions with members are entered into in the normal course of business. In instances where the member also has an officer who is a director of the Bank, those transactions are subject to the same eligibility and credit criteria, as well as the same terms and conditions, as all other transactions. In accordance with Statement of Financial Accounting Standards (SFAS) No. 57, Related Party Disclosures, the Bank defines related parties as other FHLBanks in the System, members with capital stock outstanding in excess of 10% of total capital

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

stock outstanding and members that have an officer or director who is a director of the Bank. The following table includes significant outstanding related party member balances.

	December 31,	December 31,
	2005	2004

	(In thousands)

Loans to members	$25,367,245	$16,642,255

Deposits	36,397	23,147

Capital stock	1,351,109	1,011,839

      The following table summarizes the statement of operations effects corresponding to the above related party member balances.

	Year-Ended December 31,

	2005	2004	2003

	(In thousands)

Interest income on loans to members	$620,803	$417,662	$374,773

Interest expense on deposits	1,086	557	979

      Total mortgage loan volume purchased from related party members during the years ended December 31, 2005, 2004 and 2003, was $1.8 million, $47.9 million and $113.9 million, respectively. Interest income associated with outstanding mortgage loans purchased from related party members approximated $9.9 million, $11.0 million, and $11.6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

      From time to time, the Bank may borrow from or lend to other FHLBanks on a short term uncollateralized basis. See Note 13 for further information. The following table includes gross amounts transacted under these arrangements.

	Year-Ended December 31,

	2005	2004	2003

	(In millions)

Borrowed from other FHLBanks	$7,737	$28,548	$47,428

Repaid to other FHLBanks	7,737	28,608	47,368

Loaned to other FHLBanks	—	1,121	3,661

Repaid by other FHLBanks	—	1,121	3,851

      On occasion, an FHLBank may transfer its primary debt obligations to another FHLBank, which becomes the primary obligor on the transferred debt upon completion of the transfer. During the year ended December 31, 2005, in a series of transactions, the Bank assumed the debt of other FHLBanks having a total par value of $65.0 million and total fair value of $65.6 million. In addition, during 2005 the Bank sold debt to another FHLBank having a total par and fair value of $50.0 million. During the year ended December 31, 2004, in a series of transactions, the Bank assumed the debt of other FHLBanks having a total par value of $643 million and total fair value of $631 million.

      From time to time, a member of one FHLBank may be acquired by a member of another FHLBank. When such an acquisition occurs, the two FHLBanks may agree to transfer the loans of the acquired member to the FHLBank of the surviving member. The FHLBanks may also agree to the purchase and sale of any related hedging instrument. During the first quarter of 2004, the Bank sold loans with a par value and a fair value of $196 million and $206 million, respectively, and sold $87 million notional in associated derivative hedges with a fair value of ($6) million to the FHLBank of Boston. Also during the first quarter of 2004, the Bank purchased loans with a par value and fair value of $196 million and $207 million, respectively, and purchased $120 million notional in associated derivative hedges with a fair value of ($10) million from the FHLBank of Boston.

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

      The Bank regularly sells participation interests in the mortgage loans purchased from members to the FHLBank of Chicago. The par values of the mortgage loans participated to the FHLBank of Chicago were $0.3 billion, $0.9 billion, and $7.7 billion during the years ended December 31, 2005, 2004 and 2003, respectively. The following represents payments made to or received from the FHLBank of Chicago relating to the MPF® Program.

	Year-ended December 31,

	2005	2004	2003

	(In thousands)

Contract extension fee paid	—	—	$750

Participation fees received	—	—	156

Termination fee received	—	—	1,750

      The contract extension fee is being amortized to other operating expense over the remaining term of the contract. Participation fees received from the FHLBank of Chicago were recognized as a reduction of other operating expense as received. The FHLBank of Chicago offered to satisfy its future payment obligations pertaining to the Bank’s original program contribution with a lump sum payment based on the present value of future payments at an agreed-upon discount rate. Accordingly, a $1.8 million gain was recognized in other income in 2003.

Note 21 —	Estimated Fair Values

      The following estimated fair value amounts have been determined by the Bank using available market information and the Bank’s best judgment of appropriate valuation methods. These estimates are based on pertinent information available to the Bank as of December 31, 2005 and 2004. Although the Bank uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique or valuation methodology. For example, because an active secondary market does not exist for a portion of the Bank’s financial instruments, in certain cases fair values are not subject to precise quantification or verification and may change as economic and market factors and evaluation of those factors change. Therefore, these estimated fair values are not necessarily indicative of the amounts that would be realized in current market transactions. The fair value summary tables do not represent an estimate of the overall market value of the Bank as a going concern, which would take into account future business opportunities.

      Cash and Due From Banks. The estimated fair value approximates the recorded book balance.

      Interest-bearing Deposits and Investment Securities. The estimated fair value is determined based on quoted prices, excluding accrued interest, as of the last business day of the year for instruments with more than three months to maturity. When quoted prices are not available, the estimated fair value is determined by calculating the present value of the expected future cash flows and reducing the amount for accrued interest receivable. For instruments with three months or less to maturity, the recorded book balance approximates the estimated fair value.

      Federal Funds Sold. The estimated fair value is determined by calculating the present value of the expected future cash flows for instruments with more than three months to maturity. The discount rates used in these calculations are the rates for Federal funds with similar terms. The estimated fair value approximates the recorded book balance of Federal funds with three months or less to maturity.

      Loans to Members and Other Loans. The Bank determines the estimated fair value of loans to members with fixed rates and more than three months to maturity and loans to members with complex floating rates by calculating the present value of expected future cash flows from the loans and excluding the amount for accrued interest receivable. The discount rates used in these calculations are the replacement loan rates for loans to members with similar terms. Under Finance Board regulations, loans to members with a maturity and

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

repricing period greater than six months require a prepayment fee sufficient to make the Bank financially indifferent to the borrower’s decision to prepay the loans. Therefore, the estimated fair value of loans to members does not assume prepayment risk. The estimated fair value approximates the recorded book balance of loans to members with floating rates and fixed rates with three months or less to maturity or repricing.

      Mortgage Loans Held For Portfolio. The estimated fair values for mortgage loans are determined based on quoted market prices of similar mortgage loans. These prices, however, can change rapidly based upon market conditions and are highly dependent upon the underlying prepayment assumptions.

      Accrued Interest Receivable and Payable. The estimated fair value approximates the recorded book value. Derivative accrued interest receivable and payable are excluded and are valued as described below.

      Derivative Assets/ Liabilities. The Bank bases the estimated fair values of derivatives with similar terms on available market prices including derivative accrued interest receivable and payable. However, active markets do not exist for many types of financial instruments. Consequently, fair values for these instruments must be estimated using techniques such as discounted cash flow analysis and comparisons to similar instruments. Estimates developed using these methods are highly subjective and require judgments regarding significant matters such as the amount and timing of future cash flows and the selection of discount rates that appropriately reflect market and credit risks. Changes in these judgments often have a material effect on the fair value estimates. Because these estimates are made as of a specific point in time, they are susceptible to material near term changes. The fair values are netted by counterparty where such legal right exists. If these netted amounts are positive, they are classified as an asset and if negative, a liability.

      Other Assets/ Liabilities. With the exception of unamortized concession fees for which fair value is considered to be zero, the fair value of the other assets (including BOB loans) and other liabilities approximates carrying value.

      Deposits. The Bank determines estimated fair values of Bank deposits with fixed rates and more than three months to maturity by calculating the present value of expected future cash flows from the deposits and reducing this amount for accrued interest payable. The discount rates used in these calculations are the cost of deposits with similar terms. The estimated fair value approximates the recorded book balance for deposits with floating rates and fixed rates with three months or less to maturity or repricing.

      Consolidated Obligations. The Bank estimates fair values based on the cost of raising comparable term debt. The estimated cost of issuing debt includes non-interest selling costs.

      Borrowings. The Bank determines the estimated fair value of borrowings with fixed rates and more than three months to maturity by calculating the present value of expected future cash flows from the borrowings and reducing this amount for accrued interest payable. The discount rates used in these calculations are the cost of borrowings with similar terms. For borrowings with floating rates and fixed rates with three months or less to maturity or repricing, the estimated fair value approximates the recorded book balance.

      Mandatorily Redeemable Capital Stock. The fair value of capital stock subject to mandatory redemption is generally equal to par value. Fair value also includes the estimated dividend earned at the time of reclassification from equity to liabilities, until such amount is paid, and any subsequently declared dividends. Capital stock can be acquired by members only at par value and redeemed or repurchased at par value. Capital stock is not traded and no market mechanism exists for the exchange of stock outside the cooperative structure of the Bank.

      Commitments. The estimated fair value of the Bank’s unrecognized commitments to extend credit, including standby letters of credit, was immaterial at December 31, 2005 and 2004. The estimated fair value of the Bank’s commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

levels of interest rates and the committed rates. The estimated fair value of standby letters of credit is based on the present value of fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties.

      Commitments to Extend Credit for Mortgage Loans. In accordance with Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, (SFAS 149), certain mortgage loan purchase commitments entered into after June 30, 2003, are recorded as derivatives at their fair value.

      The carrying value and estimated fair values of the Bank’s financial instruments at December 31, 2005 and 2004 are presented in the tables below.

2005 Fair Value Summary Table

		Net
	Carrying	Unrealized	Estimated
	Value	Gains (Losses)	Fair Value

	(In thousands)

Assets

Cash and due from banks	$115,370	$—	$115,370

Interest-bearing deposits	3,259,894	(1,077)	3,258,817

Federal funds sold	2,320,000	(504)	2,319,496

Available-for-sale securities	331,297	—	331,297

Held-to-maturity securities	11,034,630	(206,246)	10,828,384

Loans to members	47,492,959	50,546	47,543,505

Mortgage loans held for portfolio, net	7,651,914	(243,562)	7,408,352

Accrued interest receivable	304,193	—	304,193

Derivative assets	317,033	—	317,033

Other assets, including Banking On Business loans	70,921	(38,447)	32,474

Liabilities

Deposits	$1,063,091	$—	$1,063,091

Mandatorily redeemable capital stock	16,731	—	16,731

Consolidated obligations:

Discount notes	14,580,400	(2,121)	14,578,279

Bonds	53,142,937	155,123	53,298,060

Accrued interest payable	436,214	—	436,214

Derivative liabilities	278,444	—	278,444

Other liabilities	120,848	—	120,848

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

2004 Fair Value Summary Table

		Net
	Carrying	Unrealized	Estimated
	Value	Gains (Losses)	Fair Value

	(In thousands)

Assets

Cash and due from banks	$92,245	$—	$92,245

Interest-bearing deposits	1,347,009	(141)	1,346,868

Federal funds sold	2,255,000	(271)	2,254,729

Trading securities	311,306	—	311,306

Available-for-sale securities	631,139	—	631,139

Held-to-maturity securities	8,385,403	(124,597)	8,260,806

Loans to members	38,980,353	(5,435)	38,974,918

Mortgage loans held for portfolio, net	8,644,995	146,100	8,791,095

Accrued interest receivable	212,567	—	212,567

Derivative assets	148,160	—	148,160

Other assets, including Banking On Business loans	60,421	(33,435)	26,986

Liabilities

Deposits	$1,018,600	$—	$1,018,600

Mandatorily redeemable capital stock	18,208	—	18,208

Consolidated obligations:

Discount notes	15,160,634	(2,327)	15,158,307

Bonds	41,074,815	283,380	41,358,195

Accrued interest payable	299,988	—	299,988

Derivative liabilities	641,299	—	641,299

Other liabilities	93,730	—	93,730

Note 22 —	Segments

      The Bank operates two segments differentiated by products. The first segment entitled Traditional Member Finance houses a majority of the Bank’s activities, including but not limited to, providing loans to members, investments and deposit products. The MPF or Mortgage Finance segment purchases loans from members and funds and hedges the resulting portfolio.

      Results of segments are presented based on management accounting practices and the Bank’s management structure. There is no comprehensive, authoritative body of guidance for management accounting equivalent to Generally Accepted Accounting Principles. Therefore, the financial results of the segments are not necessarily comparable with similar information at other FHLBanks or any other company.

      The management accounting process uses various balance sheet and income statement assignments and transfers to measure performance of the segment. Methodologies are refined from time to time as management accounting practices change. Net mortgage loans held for portfolio are the only significant assets related to the operations of the Mortgage Finance segment. Borrowings are allocated to the Mortgage Finance segment based on loans outstanding. All remaining borrowings and all capital remain in the Traditional Member Finance business. The allowance for credit losses pertaining to the mortgage loans held for portfolio is allocated to the Mortgage Finance segment and the allowance for credit losses pertaining to BOB loans is allocated to Traditional Member Finance. Derivatives are allocated to segments consistent with hedging strategies. Costs incurred by support areas not directly aligned with the segment are allocated based on estimated usage of services.

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

      The following table sets forth the Bank’s financial performance by operating segment for the years ended December 31, 2005, 2004 and 2003.

	Traditional	MPF® or
	Member	Mortgage
	Finance	Finance	Total

	(In thousands)

2005

Net interest income	$236,213	$73,330	$309,543

Provision for credit losses	1,211	878	2,089

Other income (loss)	13,092	(5,690)	7,402

Other expenses	49,852	3,874	53,726

Income before assessments	198,242	62,888	261,130

Affordable Housing Program	16,240	5,134	21,374

REFCORP	36,400	11,551	47,951

Total assessments	52,640	16,685	69,325

Net income before cumulative effect of change in accounting principle	$145,602	$46,203	$191,805

Total assets	$65,246,297	$7,651,914	$72,898,211

2004

Net interest income	$118,345	$181,425	$299,770

Provision (benefit) for credit losses	142	166	308

Other income (loss)	40,252	(141,901)	(101,649)

Other expenses	42,887	2,911	45,798

Income before assessments	115,568	36,447	152,015

Affordable Housing Program	10,259	2,975	13,234

REFCORP	23,020	6,694	29,714

Total assessments	33,279	9,669	42,948

Net income before cumulative effect of change in accounting principle	$82,289	$26,778	$109,067

Total assets	$52,423,603	$8,644,995	$61,068,598

2003

Net interest income	$71,292	$207,438	$278,730

Provision (benefit) for credit losses	(6,428)	(147)	(6,575)

Other income/(loss)	(623)	(152,961)	(153,584)

Other expenses	36,591	1,634	38,225

Income before assessments	40,506	52,990	93,496

Affordable Housing Program	3,306	4,326	7,632

REFCORP	7,440	9,733	17,173

Total assessments	10,746	14,059	24,805

Net income before cumulative effect of change in accounting principle	$29,760	$38,931	$68,691

Total assets	$45,135,220	$8,015,647	$53,150,867

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

Note 23 —	Commitments and Contingencies

      As described in Note 14, the twelve FHLBanks have joint and several liability for all the consolidated obligations issued on their behalf. Accordingly, should one or more of the FHLBanks be unable to repay its participation in the consolidated obligations, each of the other FHLBanks could be called upon to repay all or part of such obligations, as determined or approved by the Finance Board. No FHLBank has had to assume or pay the consolidated obligation of another FHLBank. The Finance Board, in its discretion and notwithstanding any other provision, may at any time order any FHLBank to make principal or interest payments due on any consolidated obligation, even in the absence of default by the primary obligor. The Bank has not recognized a liability for its joint and several obligation related to other FHLBanks’ consolidated obligations at December 31, 2005 and 2004.

      The FHLBank considered the guidance under FASB interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including indirect guarantees of indebtedness of others (FIN 45), and determined it was not necessary to recognize the fair value of the FHLBank’s joint and several liability for all of the consolidated obligations. The FHLBank considers the joint and several liability as a related party guarantee. Related party guarantees meet the recognition scope exceptions in FIN 45. Accordingly, the FHLBank has not recognized a liability for its joint and several obligation related to other FHLBanks’ consolidated obligations at December 31, 2005 and 2004.

      Commitments that legally bind and unconditionally obligate the Bank for additional loans to members, including Banking On Business (BOB) loans, totaled approximately $1,066.6 million and $114.8 million at December 31, 2005 and 2004, respectively. Commitments generally are for periods up to twelve months. Standby letters of credit are executed for members for a fee. A standby letter of credit is a short-term financing arrangement between the Bank and its member. If the Bank is required to make payment for a beneficiary’s draw, these amounts are converted into a collateralized loan to the member. Outstanding standby letters of credit were approximately $892.8 million and $277.9 million at December 31, 2005 and 2004, respectively, and had original terms of up to six years with a final expiration in 2007. Based on management’s credit analyses, collateral requirements, and adherence to the requirements set forth in Bank policy and Finance Board regulations, the Bank has not recorded any additional liability on these commitments and standby letters of credit. Excluding BOB, commitments and standby letters of credit are fully collateralized at the time of issuance. See Note 9 for further information.

      Commitments that unconditionally obligate the Bank to purchase mortgage loans totaled $17.7 million and $15.4 million at December 31, 2005 and 2004, respectively. Commitments are generally for periods not to exceed 365 days. In accordance with Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, (SFAS 149), such commitments entered into after June 30, 2003, are recorded as derivatives at their fair value.

      The Bank generally executes derivatives with major banks and broker-dealers and generally enters into bilateral collateral agreements. The Bank had pledged as collateral cash and securities to counterparties that have market risk exposure from the Bank related to derivative agreements. As of December 31, 2005 and 2004, the Bank had pledged cash with a book value of $1.4 million and $291.1 million, respectively. As of December 31, 2004, the Bank had pledged securities which could not be sold or repledged with a book value of $117.2 million related to these agreements. There were no securities pledged as of December 31, 2005.

Federal Home Loan Bank of Pittsburgh

Notes to Financial Statements — (Continued)

      The Bank charged to operating expense net rental costs of approximately $2.6 million, $2.4 million, and $2.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. Future minimum rentals at December 31, 2005, are presented below.

	December 31, 2005

	Premises	Equipment	Total

	(In thousands)

2006	$2,404	$60	$2,464

2007	2,398	53	2,451

2008	2,331	51	2,382

2009	2,305	13	2,318

2010	864	—	864

Thereafter	—	—	—

Total	$10,302	$177	$10,479

      Lease agreements for Bank premises generally provide for increases in the basic rentals resulting from increases in property taxes and maintenance expenses. Such increases are not expected to have a material effect on the Bank.

      As of December 31, 2005, the Bank has committed to issue or purchase consolidated obligations totaling $163 million and derivative notional value of $40 million in 2006.

      Notes 2, 9, 14, 15, 16, 17, 18 and 19 discuss other commitments and contingencies.

Note 24 —	Other Developments

      The Bank is subject to legal proceedings arising in the normal course of business. After consultation with legal counsel, management does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Bank’s financial condition or results of operations.

Supplementary Data

      In addition to the Financial Statements and related notes and the report of PricewaterhouseCoopers, LLP; the schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission that would appear in Item 13, “Financial Statements and Supplementary Data” are included in Item 2 “Financial Information” within the section “Managements’ Discussion and Analysis of Financial Condition and Results of Operations.”

Unaudited Financial Statements for Three Months Ended March 31, 2006 and 2005

Federal Home Loan Bank of Pittsburgh

Statement of Operations

	For the Three Months
	Ended March 31,

	2006	2005

		(Restated)

	(Unaudited)

	(In thousands, except per
	share amounts)

Interest income:

Loans to members	$527,334	$251,135

Prepayment fees on loans to members, net	95	821

Interest-bearing deposits	37,604	4,309

Federal funds sold	34,657	9,268

Investment securities	128,210	92,374

Mortgage loans held for portfolio	95,219	105,651

Total interest income	823,119	463,558

Interest expense:

Consolidated obligation bonds	605,710	303,060

Consolidated obligation discount notes	127,253	75,968

Deposits	11,758	6,292

Mandatorily redeemable capital stock	132	128

Other borrowings	16	752

Total interest expense	744,869	386,200

Net interest income before provision for credit losses	78,250	77,358

Provision for credit losses	570	637

Net interest income after provision for credit losses	77,680	76,721

Other income (loss):

Service fees	1,173	870

Net loss on sale of trading securities	—	(999)

Net gain on derivatives and hedging activities	4,626	34,844

Other, net	468	233

Total other income (loss)	6,267	34,948

Other expense:

Salaries and benefits operating expense	9,832	7,190

Other operating expense	5,338	4,170

Finance Board and Office of Finance	1,133	1,128

Total other expense	16,303	12,488

Income before assessments	67,644	99,181

Affordable Housing Program	5,535	8,110

REFCORP	12,422	18,214

Total assessments	17,957	26,324

Net income	$49,687	$72,857

Earnings per share:

Weighted average shares outstanding	29,641	24,817

Basic and diluted earnings per share	$1.68	$2.94

Dividends per share	$0.81	$0.70

The accompanying notes are an integral part of these financial statements.

Federal Home Loan Bank of Pittsburgh

Statement of Condition (unaudited)

	March 31,	December 31,
	2006	2005

	(In thousands, except par value)

ASSETS

Cash and due from banks	$45,656	$115,370

Interest-bearing deposits	3,180,347	3,259,894

Federal funds sold	4,600,000	2,320,000

Investment securities:

Available-for-sale securities, at fair value; amortized cost of $137,884 and $330,434, respectively (Note 4)	139,113	331,297

Held-to-maturity securities, at amortized cost; fair value of $10,740,807 and $10,828,384 respectively (Note 5)	11,041,413	11,034,630

Loans to members (Note 6)	45,220,974	47,492,959

Mortgage loans held for portfolio (Note 7), net of allowance for credit losses of $678 and $657, respectively	7,439,741	7,651,914

Banking On Business loans, net of allowance for credit losses of $4,992 and $4,868, respectively	10,583	10,653

Accrued interest receivable	335,247	304,193

Premises and equipment, net	15,748	14,918

Derivative assets (Note 10)	448,140	317,033

Other assets	49,738	45,350

Total assets	$72,526,700	$72,898,211

LIABILITIES AND CAPITAL

Liabilities

Deposits:

Interest-bearing	$1,594,730	$1,060,605

Noninterest-bearing	2,552	2,486
Consolidated obligations, net: (Note 8)

Bonds	56,513,968	53,142,937

Discount notes	10,414,971	14,580,400

Total consolidated obligations, net	66,928,939	67,723,337

Mandatorily redeemable capital stock (Note 9)	16,191	16,731

Accrued interest payable	466,172	436,214

Affordable Housing Program	40,634	36,707

Payable to REFCORP	15,067	14,633

Derivative liabilities (Note 10)	249,315	278,444

Other liabilities	35,400	69,508

Total liabilities	69,349,000	69,638,665

Commitments and contingencies (Note 13)	—	—

Capital (Note 9)

Capital stock — putable ($100 par value) issued and outstanding shares:

29,700 and 30,786 shares in 2006 and 2005, respectively	2,970,033	3,078,583

Retained earnings	214,152	188,479

Accumulated other comprehensive income (loss) (Note 9)	(6,485)	(7,516)

Total capital	3,177,700	3,259,546

Total liabilities and capital	$72,526,700	$72,898,211

The accompanying notes are an integral part of these financial statements.

Federal Home Loan Bank of Pittsburgh

Statement of Cash Flows

	For the Three Months Ended
	March 31,

	2006	2005

		(Restated)

	(Unaudited)

	(In thousands)

OPERATING ACTIVITIES

Net income	$49,687	$72,857

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation and amortization:

Net premiums and discounts on consolidated obligations and investments	71,015	13,395

Net premiums and discounts on mortgage loans	5,084	9,658

Concessions on consolidated obligation bonds	3,121	2,921

Bank premises and equipment	812	694

Provision for credit losses	570	637

Net realized loss on trading securities	—	999

Net realized loss on disposal of Bank premises and equipment	4	—

Loss due to change in net fair value adjustment on derivative and hedging activities	128,264	226,552

Total adjustments	208,870	254,856

Changes in assets and liabilities:

Trading securities, net of transfers	—	88,307

Accrued interest receivable	(31,054)	(1,820)

Derivative asset net accrued interest	(131,207)	(19,245)

Derivative liability net accrued interest	(29,116)	(291,416)

Other assets	(50)	5,936

Affordable Housing Program (AHP) liability and discount on AHP loans to members	3,872	7,854

Accrued interest payable	29,958	16,885

Payable to REFCORP	434	10,470

Other liabilities	(5,056)	(4,589)

Total changes in assets and liabilities	(162,219)	(187,618)

Net cash provided by operating activities	$96,338	$140,095

Federal Home Loan Bank of Pittsburgh

Statement of Cash Flows (Continued)

	For the Three Months
	Ended March 31,

	2006	2005

		(Restated)

	(Unaudited)

	(In thousands)

INVESTING ACTIVITIES

Net change in:

Interest-bearing deposits	$79,409	$661,781

Federal funds sold	(2,280,000)	(247,000)

Commercial paper	26,613	1,875

Deposits to other FHLBanks	138	(209)

Proceeds from:

Maturities of held-to-maturity securities, except commercial paper	372,838	430,807

Maturities of available-for-sale securities	192,555	68,979

Sale of Bank premises and equipment	11	—

Purchases of:

Held-to-maturity securities, except commercial paper	(406,117)	(558,283)

Available-for-sales securities	—	(9)

Mortgage loans held for portfolio	(49,107)	(616,204)

Bank premises and equipment	(1,671)	(1,510)

Principal collected on members loans and BOB loans	244,647,273	422,025,756

Loans made to members, including BOB loans	(242,668,619)	(421,251,572)

Principal collected on mortgage loans held for portfolio	256,145	438,864

Net cash provided by investing activities	$169,468	$953,275

FINANCING ACTIVITIES

Net change in:

Deposits	$528,836	$104,539

Net proceeds from issuance of consolidated obligations:

Discount notes	56,857,700	249,802,890

Bonds	8,344,926	5,019,077

Payments for maturing or called consolidated obligations:

Discount notes	(61,082,827)	(251,939,317)

Bonds	(4,826,943)	(3,892,465)

Proceeds from issuance of capital stock	1,319,471	1,728,984

Payments for redemption/ repurchase of capital stock	(1,428,561)	(1,937,487)

Cash dividends paid	(48,122)	(16,080)

Net cash (used in) financing activities	$(335,520)	$(1,129,859)

Net increase (decrease) in cash and due from banks	$(69,714)	$(36,489)

Cash and due from banks, beginning of period	115,370	92,245

Cash and due from banks, end of period	$45,656	$55,756

Supplemental disclosures:

Interest paid during the year	$568,145	$274,551

Affordable Housing Program payments, net	1,608	199

REFCORP payments	11,988	7,745

The accompanying notes are an integral part of these financial statements.

Federal Home Loan Bank of Pittsburgh

Statement of Changes in Capital

				Accumulated
	Capital Stock — Putable			Other
			Retained	Comprehensive
	Shares	Par Value	Earnings	Income	Total Capital

	(Unaudited)

	(In thousands, except shares)

Balance December 31, 2004 (restated)	26,958	$2,695,802	$77,190	$(11,668)	$2,761,324

Sale of capital stock	17,290	1,728,984			1,728,984

Redemption/ repurchase of capital stock	(19,375)	(1,937,487)			(1,937,487)

Comprehensive income:

Net income			72,857		72,857

Net unrealized gain on available-for-sale securities				164	164

Net gain relating to hedging activities				946	946

Total comprehensive income			72,857	1,110	73,967

Cash dividends on capital stock			(17,365)		(17,365)

Balance March 31, 2005 (restated)	24,873	$2,487,299	$132,682	$(10,558)	$2,609,423

Balance December 31, 2005	30,786	$3,078,583	$188,479	$(7,516)	$3,259,546

Sale of capital stock	13,195	1,319,471			1,319,471

Repurchase of capital stock	(14,281)	(1,428,021)			(1,428,021)

Comprehensive income:

Net income			49,687		49,687

Net unrealized gain on available-for-sale securities				365	365

Net gain relating to hedging activities				666	666

Total comprehensive income			49,687	1,031	50,718

Cash dividends on capital stock			(24,014)		(24,014)

Balance March 31, 2006	29,700	$2,970,033	$214,152	$(6,485)	$3,177,700

The accompanying notes are an integral part of these financial statements.

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements

Note 1 — Basis of Presentation

      The Federal Home Loan Bank of Pittsburgh (Bank), a federally chartered corporation and a member-owned cooperative, is one of twelve Federal Home Loan Banks (FHLBanks) which, with the Federal Housing Finance Board (Finance Board) and the Office of Finance, comprise the Federal Home Loan Bank System (System). The twelve FHLBanks are government-sponsored enterprises (GSEs) of the United States of America and are organized under the Federal Home Loan Bank Act of 1932, as amended (Act). Each FHLBank has members in a specifically defined geographic district. The Bank’s defined geographic district is the states of Delaware, Pennsylvania and West Virginia. The Bank provides credit for housing and community development through two primary programs. First, it provides members with loans against the security of residential mortgages and other types of high-quality collateral; second, the Bank purchases residential mortgage loans originated by or through member institutions. The Bank also offers other types of credit and non-credit products and services to member institutions, including letters of credit, interest rate exchange agreements, affordable housing grants, securities safekeeping and deposit products and services.

      The accounting and financial reporting policies of the Bank conform to generally accepted accounting principles (GAAP). Preparation of the unaudited financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses. Actual results could differ from those estimates. In the opinion of management, all normal recurring adjustments have been included for a fair statement of this interim financial information. These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2005 included in the Bank’s annual report on Form 10 filed with the SEC.

Note 2 — Restatement of Previously Issued Financial Statements

      During the third quarter of 2005, in the course of preparing for registration of its equity securities with the Securities and Exchange Commission (SEC), the Bank determined that corrections needed to be made due to the manner in which the Bank applied Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133) as well as other miscellaneous errors. Therefore, the Bank restated its financial statements for the years ended December 31, 2004, 2003, 2002 and 2001 and the three months ended March 31, 2005 as described below. All footnote disclosures that were impacted by these corrections have been restated. The following paragraphs describe the adjustments made in restating the financial statements.

      Change from Short-Cut to Long-Haul Method of Assessing Hedge Effectiveness under SFAS 133. When certain criteria are met, SFAS 133 permits an entity to assume that the change in value of a derivative and the change in value of a hedged item are equal. This is referred to as the short-cut method. When these criteria are not met, an entity must calculate and record independently a change in value of the derivative and a change in value of the hedged item. Typically, under this method which is referred to as the long-haul method, these amounts are not equal and offsetting and the difference is referred to as ineffectiveness.

      As part of the restatement, the Bank has changed the manner in which it assesses effectiveness for certain highly effective hedges of convertible loans to members. Under the prior approach, the Bank improperly assumed no ineffectiveness for these fair value hedging relationships involving interest rate swaps. Since the convertible loans to members and the designated interest rate swaps had identical terms with the exception that the convertible loans had conversion options that were not mirrored in the interest rate swaps, the Bank determined that it should change its approach to assess effectiveness and measure and record hedge ineffectiveness for such transactions during each reporting period.

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

      As part of the restatement, the Bank has also changed the manner in which it assesses effectiveness for certain highly effective hedges of zero coupon consolidated obligation bonds. Under the prior approach, the Bank incorrectly assumed no ineffectiveness for these fair value hedging relationships involving interest rate swaps. In these hedging relationships, since the principal amount of the swap did not match the obligation, the Bank determined that it should change its approach to assess effectiveness and measure and record hedge ineffectiveness for such transactions during each reporting period.

      The prior period financial statements have been restated to reflect the application of the long-haul method of assessing hedge effectiveness in these instances. The combined effect of these corrections on the restated statement of operations was to increase net income $1.1 million for the three months ended March 31, 2005.

      Loss of Hedge Accounting on Transactions where the Bank previously applied SFAS 133 Incorrectly. The Bank has identified several instances where the application of hedge accounting was incorrect. Specifically, index amortizing swaps were used to hedge pools of residential loans for a partial term of the total contractual mortgage life. The Bank has concluded that the partial term nature of the hedge strategy precluded the use of hedge accounting. Additionally, the Bank inappropriately used an abbreviated method of assessing hedge effectiveness for several transactions and identified several others that were insufficiently documented. The Bank concluded that due to the lack of sufficient formally maintained documentation, a reversal of hedge accounting as it relates to these items in the restatement process was appropriate. The Bank additionally identified and reversed cash flow hedge accounting for a hedging instrument with terms and cash flows that did not completely match the hedged transaction. The effect of these corrections on the restated statements of operations was to increase net income $37.6 million for the three months ended March 31, 2005.

      Interest Method Amortization. The Bank identified certain carrying value adjustments (i.e., premiums, discounts, and hedging related basis adjustments) and fees (i.e., concession fees related to debt issuance and prepayment fees related to loan modifications) related to loans to members, mortgage loans, state and local agency obligations and consolidated obligations that had been amortized on a basis other than the interest method (e.g. straight line). The prior period financial statements have been restated to reflect an interest method amortization of these instruments to maturity. The effect of these corrections on the restated statements of operations was to increase net income $0.1 million for the three months ended March 31, 2005.

      Banking On Business. Under its Banking On Business (BOB) Program, the Bank makes need-based grants. These grants include repayment requirements. The Bank had previously accounted for the BOB loans under the provisions of Statement of Financial Accounting Standards No. 116, Accounting for Contributions Received and Contributions Made (SFAS 116), under the premise that the intent of the program was to be a grant program to members, and additionally it was management’s interpretation that the program did not meet the legal definition of a loan. The accounting for this program was reevaluated in connection with the registration efforts, a review of Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of Loans (SFAS 114), and the Bank’s historical repayment experience on prior funded BOB commitments. Following this evaluation, management determined that the prior accounting was incorrect and applied loan accounting to this program, including the establishment of an allowance for credit losses. The effect of these corrections on the restated statements of operations was to increase net income $0.5 million for the three months ended March 31, 2005.

      Other Miscellaneous Adjustments. The Bank has restated prior financial statements for other miscellaneous items, including corrections related to the valuation of certain hedged consolidated obligation bonds, the reclassifications of certain items within the statements of operations and statements of condition, as well as other miscellaneous items. The combined effect of the other miscellaneous adjustments on the restated statements of operations was to decrease income $0.7 million for the three months ended March 31, 2005.

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

      The effects of the restatement are summarized in the tables below.

Reconciliation of Statement of Operations

For the Three Months Ended March 31, 2005

	As Previously
	Reported	Adjustments	As Restated

	(In thousands, except per share amounts)

Interest income:

Loans to members	$247,412	$3,724	$251,136

Prepayment fees on loans to members	603	218	821

Held-to-maturity securities	85,558	(59)	85,499

Mortgage loans held for portfolio	84,774	20,877	105,651

Other	20,452	(1)	20,451

Total interest income	438,799	24,759	463,558

Interest expense:

Consolidated obligation bonds	379,545	(517)	379,028

Other	7,172	—	7,172

Total interest expense	386,717	(517)	386,200

Net interest income before provision for credit losses	52,082	25,276	77,358

Provision for credit losses	446	191	637

Net interest income after provision for credit losses	51,636	25,085	76,721

Other income:

Net gain on derivatives and hedging activities	8,067	26,777	34,844

Other	89	15	104

Total other income	8,156	26,792	34,948

Other expense:

Operating expense — other	5,112	(942)	4,170

Other	8,038	280	8,318

Total other expense	13,150	(662)	12,488

Income before assessments	46,642	52,539	99,181

Affordable Housing Program	3,821	4,289	8,110

REFCORP	8,564	9,650	18,214

Total assessments	12,385	13,939	26,324

Net income	$34,257	$38,600	$72,857

Earnings per share	$1.38	$1.56	$2.94

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

Reconciliation of Statement of Cash Flows

For the Three Months Ended March 31, 2005

	As Previously
	Reported	Adjustments	As Restated

	(In thousands)

OPERATING ACTIVITIES

Net income	$34,257	$38,600	$72,857

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation and amortization:

Net premiums and discounts on consolidated obligations and investments	22,675	(9,280)	13,395

Net premiums and discounts on mortgage loans	9,761	(103)	9,658

Concessions on consolidated obligation bonds	2,809	112	2,921

Provision for credit losses	446	191	637

Realized loss on trading securities	—	999	999

Loss (gain) due to change in net fair value adjustment on derivative and hedging activities	(25,254)	251,806	226,552

Other	694	—	694

Total adjustments	11,131	243,725	254,856

Changes in assets and liabilities:

Trading securities	89,306	(999)	88,307

Accrued interest receivable	(13,047)	11,227	(1,820)

Derivative asset net accrued interest	—	(19,245)	(19,245)

Derivative liability net accrued interest	—	(291,416)	(291,416)

Other assets	6,013	(77)	5,936

Affordable Housing Program (AHP) liability and discount on AHP loans to members	3,651	4,203	7,854

Payable to REFCORP	1,014	9,456	10,470

Other liabilities	(6,825)	2,236	(4,589)

Other	16,885	—	16,885

Total changes in assets and liabilities	96,997	(284,615)	(187,618)

Net cash provided by operating activities	$142,385	$(2,290)	$140,095

INVESTING ACTIVITIES

Net change in commercial paper	$1,475	$400	$1,875

Purchases of:

Available for sale securities	—	(9)	(9)

Mortgage loans held for portfolio	(631,070)	14,866	(616,204)

Principal collected on members loans and BOB loans	422,025,642	114	422,025,756

Loans made to members, including BOB loans	(421,251,457)	(115)	(421,251,572)

Principle collected on mortgage loans held for portfolio	453,730	(14,866)	438,864

Other	354,565	—	354,565

Net cash provided by investing activities	$952,885	$390	$953,275

FINANCING ACTIVITIES

Net change in:

Deposits	$106,831	$(2,292)	$104,539

Net proceeds from issuance of consolidated obligations:

Discount notes	249,803,284	(394)	249,802,890

Bonds	5,017,554	1,523	5,019,077

Payments for maturing or called consolidated obligations:

Bonds	(3,895,617)	3,152	(3,892,465)

Other	(252,163,900)	—	(252,163,900)

Net cash (used in) financing activities	$(1,131,848)	$1,989	$(1,129,859)

Net increase (decrease) in cash and due from banks	$(36,578)	$89	$(36,489)

Cash and due from banks, beginning of the period	92,224	21	92,245

Cash and due from banks, end of the period	$55,646	$110	$55,756

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

Note 3 —	Accounting Adjustments, Changes in Accounting Principle and Recently Issued Accounting Standards and Interpretations

      Effectiveness Test Change. Effective January 1, 2005, the Bank adopted a new prospective and retrospective hedge effectiveness testing methodology. The previous method was linear regression using simulated fair values of the hedge instrument and the hedged item based upon actual historical interest rate environments. The Bank’s new hedge effectiveness test uses actual changes in fair values attributable to changes in the LIBOR benchmark interest rate in a linear regression as they become available.

      In connection with this change the Bank de-designated and then immediately re-designated all of its fair value hedge relationships as a result of an improved method of calculating hedge effectiveness.

      Derivative Implementation Group Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option (DIG B38) and Issue No. B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options that are Exercisable Only by the Debtor (DIG B39). In June 2005, the FASB issued DIG B38 which provides that the potential settlement of the debtor’s obligation to the creditor that would occur upon the exercise of a put or call option will meet the net settlement criterion in paragraph nine of SFAS 133. The FASB concurrently issued DIG B39 which provides guidance for the determination of when an embedded call option would not be subject to the conditions of paragraph 13(b) of SFAS 133, thereby requiring bifurcation and separate accounting treatment. The Bank adopted the provisions of DIG B38 and DIG B39 on January 1, 2006 which had no material impact on its results of operation or statement of condition.

      Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets — an Amendment of FASB Statement No. 140, (SFAS 156). In March 2006, the FASB issued SFAS 156 which simplifies the accounting for servicing of assets and liabilities. SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. SFAS 156 also permits the reclassification of certain available-for-sale securities to the trading category if the available-for-sale securities are held to offset the statement of operations effect of changes in the fair value of servicing rights that a servicer has elected to subsequently measure at fair value. The Bank is not impacted by this standard as the Bank does not currently have any servicing obligations.

      Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments — an Amendment of FASB Statements No. 133 and 140 (SFAS 155). In February 2006, the FASB issued SFAS 155 which resolves issues addressed in Derivative Implementation Group Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets (D1). SFAS 155 amends SFAS 133 to simplify the accounting for certain derivatives embedded in other financial instruments (a hybrid financial instrument). SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006 (January 1, 2007 for the Bank). The Bank does not expect that the provisions of this standard will have a material impact on its results of operation or statement of condition.

      Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154). The FASB issued SFAS 154 in May 2005. Effective for fiscal years beginning after December 15, 2005, with early adoption encouraged, SFAS 154 replaces Accounting Principles Board (APB) Opinion No. 20, Accounting Changes (APB 20) and Statement of Financial Accounting Standards No. 3, Reporting Accounting Changes in Interim Periods (SFAS 3). SFAS 154 applies to all voluntary changes in accounting principle and also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. Retrospective application is defined as the application of a different

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

accounting principle to prior periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS 154 also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. This statement carries forward without change the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 also carries forward the guidance in APB 20 requiring justification of a change in accounting principle on the basis of preferability. The Bank does not expect that the provisions of this standard will have a material impact on its results of operation or statement of condition.

      Emerging Issues Task Force Issue No. 03-1 (EITF 03-1), The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, and Financial Accounting Standards Board Staff Position (FSP) Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (FSP 115-1 and 124-1). In March 2004, the FASB released EITF 03-1, which addressed other-than-temporary impairment for certain debt and equity investments. The recognition and measurement requirements of EITF 03-1, and other disclosure requirements not already implemented, were to be effective for periods beginning after June 15, 2004. In September 2004, the FASB issued FASB Staff Position EITF 03-1-1, Effective Date of Paragraphs 10-20 of EITF 03-1, which delayed the effective date of the recognition and measurement provisions of EITF 03-1 until the issuance of further guidance. In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but declared its intention to issue FSP 115-1 and 124-1. In November 2005, the FASB issued FSP 115-1 and 124-1, which addresses the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and require certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 was adopted January 1, 2006 and did not have a material impact on the Bank’s results of operations or financial condition.

      Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, (SOP 03-3). The American Institute of Certified Public Accountants (AICPA) issued SOP 03-3 in December 2003. SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in transfer, if those differences are attributable, at least in part, to credit quality. SOP 03-3 had no impact on the Bank upon becoming effective on January 1, 2005.

      FASB Staff Position No. FTB 85-4-1, Accounting for Life Settlement Contracts by Third-Party Investors (FSP 85-4-1). In March 2006, the FASB issued FSP 85-4-1 which provides initial and subsequent measurement guidance, financial statement presentation and disclosure guidance for investments by third-party investors in life settlement contracts. FSP 85-4-1 is effective for fiscal years ending after June 15, 2006 and will have no impact on the Bank’s current accounting and financial reporting.

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

Note 4 — Available-for-Sale Securities

      Available-for-sale securities as of March 31, 2006 and December 31, 2005 were as follows:

	March 31, 2006

		Gross Unrealized	Gross Unrealized	Estimated Fair
	Amortized Cost	Gains	Losses	Value

	(In thousands)

Equity mutual funds offsetting deferred compensation	$4,014	$1,019	$—	$5,033

Private label mortgage-backed securities	133,870	210	—	134,080

Total available-for-sale securities	$137,884	$1,229	$—	$139,113

	December 31, 2005

		Gross Unrealized	Gross Unrealized	Estimated Fair
	Amortized Cost	Gains	Losses	Value

	(In thousands)

Equity mutual funds offsetting deferred compensation	$4,014	$759	$—	$4,773

Private label mortgage-backed securities	326,420	129	(25)	326,524

Total available-for-sale securities	$330,434	$888	$(25)	$331,297

      Certain equity mutual funds within the available-for-sale portfolio are maintained to generate returns that seek to offset changes in liabilities related to the equity market risk of certain deferred compensation arrangements. These deferred compensation liabilities were $5.8 million and $6.2 million at March 31, 2006 and December 31, 2005, respectively, and are included in other liabilities on the statement of condition.

      Available-for-sale securities with unrealized losses had fair values of $20.0 million as of December 31, 2005. There were no available-for-sale securities with unrealized losses at March 31, 2006. The securities as of December 31, 2005, have been in an unrealized loss position for more than twelve months.

      The Bank reviewed its available-for-sale and held-to-maturity investment securities and has determined that all unrealized losses reflected above are temporary as of December 31, 2005. The determination that the declines in fair value are temporary is based on several factors, including the fact that the Bank has the ability and the intent to hold such securities through to recovery of the unrealized losses. Specific to the MBS portfolio, all investments are rated AAA, except for one with an AA rating. A portion of these securities are guaranteed payment of principal and interest by FNMA and FHLMC. Additionally, the Bank reviewed the credit ratings of the entire portfolio and noted that there have been no downgrades. The unrealized loss position that has occurred in the portfolio is primarily due to the upward movement in interest rates over the last five quarters; therefore, the Bank has determined that all declines in fair value are temporary.

      Redemption Terms. The amortized cost of the Bank’s mortgage-backed securities classified as available-for-sale includes net discounts of $26 thousand and $31 thousand at March 31, 2006 and December 31, 2005, respectively. Contractual maturity will occur over a period exceeding ten years. Expected maturities will differ from contractual maturities because borrowers will have the right to call or prepay obligations with or without call or prepayment fees.

      Interest Rate Payment Terms. All mortgage-backed securities are variable-rate.

      Realized Gains and Losses. No gains or losses were reported for the three months ended March 31, 2006 and 2005.

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

Note 5 — Held-to-Maturity Securities

      Held-to-maturity securities as of March 31, 2006 and December 31, 2005:

	March 31, 2006

		Gross Unrealized	Gross Unrealized	Estimated Fair
	Amortized Cost	Gains	Losses	Value

	(In thousands)

Commercial paper	$124,729	$—	$—	$124,729

Other U.S. obligations	3,655	—	—	3,655

Government-sponsored enterprises	850,614	230	(7,968)	842,876

State or local agency obligations	815,779	8,166	(3,367)	820,578

	1,794,777	8,396	(11,335)	1,791,838

Mortgage-backed securities:

U.S. agency	87,886	124	(3,647)	84,363

Government-sponsored enterprises	1,687,746	403	(79,607)	1,608,542

Private label	7,471,004	410	(215,350)	7,256,064

Total mortgage-backed securities	9,246,636	937	(298,604)	8,948,969

Total held-to-maturity securities	$11,041,413	$9,333	$(309,939)	$10,740,807

	December 31, 2005

		Gross Unrealized	Gross Unrealized	Estimated Fair
	Amortized Cost	Gains	Losses	Value

	(In thousands)

Commercial paper	$149,405	$—	$—	$149,405

Other U.S. obligations	3,663	27	—	3,690

Government-sponsored enterprises	556,260	340	(4,809)	551,791

State or local agency obligations	815,533	11,140	(1,663)	825,010

	1,524,861	11,507	(6,472)	1,529,896

Mortgage-backed securities:

U.S. agency	95,074	197	(3,359)	91,912

Government-sponsored enterprises	1,747,012	1,781	(63,028)	1,685,765

Private label	7,667,683	711	(147,583)	7,520,811

Total mortgage-backed securities	9,509,769	2,689	(213,970)	9,298,488

Total held-to-maturity securities	$11,034,630	$14,196	$(220,442)	$10,828,384

      Restricted securities relating to the Shared Funding Program are classified as held-to-maturity and are included in private label mortgage-backed securities above. They are reported at amortized cost of $67.1 million and $69.4 million as of March 31, 2006 and December 31, 2005, respectively. No held-to-maturity securities were pledged as collateral as of March 31, 2006 and December 31, 2005.

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

      The following tables summarize the held-to-maturity securities with unrealized losses as of March 31, 2006 and December 31, 2005. The unrealized losses are aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position.

	March 31, 2006

	Less Than 12 Months		Greater Than 12 Months		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

	(In thousands)

Government-sponsored enterprises	$596,880	$(3,120)	$145,766	$(4,848)	$742,646	$(7,968)

State or local agency obligations	71,588	(2,763)	10,721	(604)	82,309	(3,367)

	668,468	(5,883)	156,487	(5,452)	824,955	(11,335)

Mortgage-backed securities:

U.S. agency	2,750	(11)	62,505	(3,636)	65,255	(3,647)

Government-sponsored enterprises	762,252	(17,097)	968,820	(66,930)	1,731,072	(84,027)

Private label	3,712,019	(65,481)	3,251,588	(145,449)	6,963,607	(210,930)

Total mortgage-backed securities	4,477,021	(82,589)	4,282,913	(216,015)	8,759,934	(298,604)

Total held-to-maturity securities	$5,145,489	$(88,472)	$4,439,400	$(221,467)	$9,584,889	$(309,939)

	December 31, 2005

	Less Than 12 Months		Greater Than 12 Months		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

	(In thousands)

Government-sponsored enterprises	$351,451	$(4,809)	$—	$—	$351,451	$(4,809)

State or local agency obligations	28,977	(1,169)	10,831	(494)	39,808	(1,663)

	380,428	(5,978)	10,831	(494)	391,259	(6,472)

Mortgage-backed securities:

U.S. agency	4,003	(17)	66,801	(3,342)	70,804	(3,359)

Government-sponsored enterprises	508,297	(7,832)	852,175	(55,196)	1,360,472	(63,028)

Private label	4,333,808	(50,820)	2,904,967	(96,763)	7,238,775	(147,583)

Total mortgage-backed securities	4,846,108	(58,669)	3,823,943	(155,301)	8,670,051	(213,970)

Total held-to-maturity securities	$5,226,536	$(64,647)	$3,834,774	$(155,795)	$9,061,310	$(220,442)

      The Bank reviewed its available-for-sale and held-to-maturity investment securities and has determined that all unrealized losses reflected above are temporary as of March 31, 2006 and December 31, 2005. The determination that the declines in fair value are temporary is based on several factors, including the fact that the Bank has the ability and the intent to hold such securities through to recovery of the unrealized losses. Specific to the MBS portfolio, all investments are rated AAA, except for one with an AA rating. A portion of these securities are guaranteed payment of principal and interest by FNMA and FHLMC. Additionally, the Bank reviewed the credit ratings of the entire portfolio and noted that there have been no downgrades. The unrealized loss position that has occurred in the portfolio is primarily due to the upward movement in interest rates over the last five quarters; therefore, the Bank has determined that all declines in fair value are temporary.

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

      Redemption Terms. The amortized cost and estimated fair value of held-to-maturity securities by contractual maturity are shown below. Expected maturities of some securities and mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

	March 31, 2006		December 31, 2005

		Estimated Fair		Estimated Fair
Year of Maturity	Amortized Cost	Value	Amortized Cost	Value

	(In thousands)

Due in one year or less	$128,384	$128,384	$153,068	$153,096

Due after one year through five years	1,007,314	1,007,849	707,203	711,879

Due after five years through ten years	250,453	248,989	255,965	256,070

Due after ten years	408,626	406,616	408,625	408,852

	1,794,777	1,791,838	1,524,861	1,529,897

Mortgage-backed securities	9,246,636	8,948,969	9,509,769	9,298,487

Total	$11,041,413	$10,740,807	$11,034,630	$10,828,384

      The amortized cost of the Bank’s mortgage-backed securities classified as held-to-maturity includes net discounts of $66.6 million and $67.7 million at March 31, 2006 and December 31, 2005, respectively.

      Interest Rate Payment Terms. The following table details interest rate payment terms for held-to-maturity securities at March 31, 2006 and December 31, 2005.

	March 31,	December 31,
	2006	2005

	(In thousands)

Amortized cost of held-to-maturity securities other than mortgage-backed securities:

Fixed-rate	$1,140,487	$870,571

Variable-rate	654,290	654,290

	1,794,777	1,524,861

Amortized cost of held-to-maturity mortgage-backed securities:

Fixed-rate	8,887,262	8,842,935

Variable-rate	359,374	666,834

	9,246,636	9,509,769

Total held-to-maturity securities	$11,041,413	$11,034,630

      Realized Gains and Losses. There were no realized gains or realized losses on sales of held-to-maturity securities for the three months ended March 31, 2006 and March 31, 2005.

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

Note 6 — Loans to Members

      Redemption Terms. At March 31, 2006 and December 31, 2005, the Bank had loans to members outstanding including Affordable Housing Program (AHP) loans at interest rates ranging from 0% to 8.56% as summarized below. AHP subsidized loans have interest rates ranging between 0% and 6.50%.

	March 31, 2006		December 31, 2005

		Weighted Average		Weighted Average
Year of Maturity	Amount	Interest Rate	Amount	Interest Rate

	(Dollars in thousands)

Due in 1 year or less	$15,709,042	4.28	$21,436,691	3.99

Due after 1 year through 2 years	5,245,266	4.13	5,535,899	3.90

Due after 2 years through 3 years	7,233,660	4.49	5,452,546	4.38

Due after 3 years through 4 years	3,232,594	4.71	3,590,495	4.40

Due after 4 years through 5 years	6,088,453	4.88	4,348,065	5.12

Thereafter	7,970,879	4.17	7,089,095	4.87

Index amortizing loans to members	58,456	4.85	64,267	4.34

Total par value	$45,538,350	4.39	$47,517,058	4.28

Discount on AHP loans to members	(1,658)		(1,714)

Deferred prepayment fees	(305)		(347)

SFAS 133 hedging adjustments	(315,413)		(22,038)

Total book value	$45,220,974		$47,492,959

      Index amortizing loans require repayment according to predetermined amortization schedules linked to the level of various indices. Usually, as market interest rates rise (fall), the maturity of an index amortizing loan to member extends (contracts).

      The Bank offers loans to members that may be prepaid on pertinent dates without incurring prepayment fees (returnable loans). Other loans to members may only be prepaid by paying a fee (prepayment fee) to the Bank that makes the Bank financially indifferent to the prepayment of the loan. At March 31, 2006 and December 31, 2005, the Bank had returnable loans of $1.3 billion and $846 million, respectively. The following table summarizes loans to members by year of maturity or next call date for returnable loans to members.

	March 31,	December 31,
Year of Maturity or Next Call Date	2006	2005

	(In thousands)

Due or callable in 1 year or less	$16,814,542	$22,137,191

Due or callable after 1 year through 2 years	5,270,266	5,535,899

Due or callable after 2 years through 3 years	7,347,160	5,591,046

Due or callable after 3 years through 4 years	3,037,594	3,395,495

Due or callable after 4 years through 5 years	5,418,453	4,013,065

Thereafter	7,591,879	6,780,095

Index amortizing loans to members	58,456	64,267

Total par value	$45,538,350	$47,517,058

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

      The Bank also offers convertible loans. With a convertible loan, the Bank purchases an option from the member that allows the Bank to convert the interest rate from fixed to floating by terminating the fixed loan, which the Bank normally would exercise when interest rates increase, and offering a floating-rate loan. At March 31, 2006 and December 31, 2005, the Bank had convertible loans outstanding of $10.6 billion and $8.8 billion, respectively. The following table summarizes loans to members by year of maturity or next convertible date for convertible loans.

	March 31,	December 31,
Year of Maturity or Next Convertible Date	2006	2005

	(In thousands)

Due or convertible in 1 year or less	$24,820,287	$29,298,286

Due or convertible after 1 year through 2 years	5,742,566	5,733,399

Due or convertible after 2 years through 3 years	6,268,110	4,192,046

Due or convertible after 3 years through 4 years	2,323,374	2,539,745

Due or convertible after 4 years through 5 years	2,520,628	1,991,845

Thereafter	3,804,929	3,697,470

Index amortizing loans to members	58,456	64,267

Total par value	$45,538,350	$47,517,058

      Security Terms. The Bank lends to financial institutions involved in housing finance within its district according to Federal statutes, including the Federal Home Loan Bank Act (Act). The Act requires the Bank to obtain sufficient collateral on loans to members to protect against losses and to accept only certain U.S. government or government agency securities, residential mortgage loans, cash or deposits and member capital stock in the Bank, and other eligible real estate-related assets as collateral on such loans to members. Community Financial Institutions (CFIs) are eligible under expanded statutory collateral rules to use secured small business, small farm and small agriculture loans and securities representing a whole interest in such secured loans. As additional security, the Bank has a statutory lien on each borrower’s capital in the Bank. At March 31, 2006 and December 31, 2005, the Bank had rights to collateral with an estimated value greater than its outstanding loans to members. On the basis of the financial condition of the member, the type of security agreement, and other factors, the Bank imposes one of two requirements to protect the collateral secured:

(1) Allows a member to retain possession of the collateral pledged to the Bank, under a written security agreement that requires the member to hold such collateral for the benefit of the Bank; or

(2) Requires the member to place physical custody of the pledged collateral with the Bank or its third-party custodian.

      Beyond these provisions, the Act affords any security interest granted by a member to the Bank priority over the claims or rights of any other party. The exceptions are those claims that would be entitled to priority under otherwise applicable law and are held by bona fide purchasers for value or by secured parties with perfected security interests.

      Credit Risk. While the Bank has never experienced a loan loss on a loan to a member, the expansion of collateral for CFIs and nonmember housing associates provides the potential for additional credit risk for the Bank. The management of the Bank has the policies and procedures in place to appropriately manage this credit risk. Accordingly, the Bank has not provided any allowances for loan losses on loans to members.

      The Bank’s potential credit risk from loans to members is concentrated in commercial banks and savings institutions. As of March 31, 2006, the Bank had loans to members of $19.7 billion outstanding to two members which represented 43.3% of total loans outstanding. As of December 31, 2005, the Bank had

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

outstanding loans of $18.3 billion to two members which represented 38.4% of total loans outstanding. The Bank held sufficient collateral to secure loans to members and the Bank does not expect to incur any losses on these loans. See Note 11 for further information on transactions with related parties.

      Interest Rate Payment Terms. The following table details additional interest rate payment terms for loans to members.

	March 31,	December 31,
	2006	2005

	(In thousands)

Fixed rate — overnight	$2,157,050	$6,505,251

Fixed rate — term	35,817,320	36,021,775

Variable-rate	7,563,980	4,990,032

Total par value	$45,538,350	$47,517,058

      For loans to members due beyond one year, at March 31, 2006, the Bank had $23.8 billion of fixed rate loans and $6.1 billion of variable rate loans.

Note 7 — Mortgage Loans Held for Portfolio

      The MPF® Program involves investment by the Bank in mortgage loans which are purchased from its participating members. The total loans represent held-for-portfolio loans under the MPF Program whereby the Bank’s members originate, service, and credit enhance home mortgage loans that are then sold to the Bank. The Bank sells participation interests in some of its MPF® Program loans to other FHLBanks and holds the rest in portfolio. See Note 11 for further information on transactions with related parties.

	March 31,	December 31,
	2006	2005

	(In thousands)

Fixed medium-term single-family mortgages(1)	$1,477,362	$1,529,441

Fixed long-term single-family mortgages(1)	5,874,339	6,029,531

Premiums	91,968	97,055

Discounts	(26,013)	(27,444)

SFAS 133 hedging adjustments	22,763	23,988

Total mortgage loans held for portfolio	$7,440,419	$7,652,571

Note:

(1)	Medium-term is defined as a term of 15 years or less. Long-term is defined as greater than 15 years.

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

      The following table details the par value of mortgage loans held for portfolio outstanding categorized by type.

	March 31,	December 31,
	2006	2005

	(In thousands)

Government-insured loans	$722,894	$740,307

Conventional loans	6,628,807	6,818,665

Total par value	$7,351,701	$7,558,972

Year of maturity

Due within five years	$600	$624

Due after five years	7,351,101	7,558,372

Total	$7,351,701	$7,558,972

Note 8 — Consolidated Obligations

      Consolidated obligations are the joint and several obligations of the FHLBanks and consist of consolidated bonds and discount notes. The FHLBanks issue consolidated obligations through the Office of Finance as their agent. In connection with each debt issuance, each FHLBank specifies the amount of debt it wants issued on its behalf. The Office of Finance tracks the amount of debt issued on behalf of each FHLBank. In addition, the Bank separately tracks and records as a liability its specific portion of consolidated obligations and is the primary obligor for its specific portion of consolidated obligations issued. The Finance Board and the U.S. Secretary of the Treasury have oversight over the issuance of FHLBank debt through the Office of Finance. Consolidated bonds are issued primarily to raise intermediate and long-term funds for the FHLBanks and are not subject to any statutory or regulatory limits on maturity. Consolidated discount notes are issued primarily to raise short-term funds. These notes sell at less than their face amount and are redeemed at par value when they mature.

      Although the Bank is primarily liable for its portion of consolidated obligations (i.e., those issued on its behalf), the Bank is also jointly and severally liable with the other eleven FHLBanks for the payment of principal and interest on all consolidated obligations of each of the FHLBanks. The Finance Board, at its discretion, may require any FHLBank to make principal or interest payments due on any consolidated obligations whether or not the consolidated obligation represents a primary liability of such FHLBank. Although it has never occurred, to the extent that an FHLBank makes any payment on a consolidated obligation on behalf of another FHLBank that is primarily liable for such consolidated obligation, Finance Board regulations provide that the paying FHLBank is entitled to reimbursement from the non-complying FHLBank for any payments made on its behalf and other associated costs (including interest to be determined by the Finance Board). However, if the Finance Board determines that the non-complying FHLBank is unable to satisfy its repayment obligations, then the Finance Board may allocate the outstanding liabilities of the noncomplying FHLBank among the remaining FHLBanks on a pro rata basis in proportion to each FHLBank’s participation in all consolidated obligations outstanding. The Finance Board reserves the right to allocate the outstanding liabilities for the consolidated obligations between the FHLBanks in any other manner it may determine to ensure that the FHLBanks operate in a safe and sound manner.

      General Terms. Consolidated obligations are issued with either fixed-rate coupon payment terms or variable-rate coupon payment terms that use a variety of indices for interest rate resets including the London Interbank Offered Rate (LIBOR), Constant Maturity Treasury (CMT), 11th District Cost of Funds Index (COFI), and others. In addition, to meet the expected specific needs of certain investors in consolidated obligations, both fixed-rate bonds and variable-rate bonds may also contain certain features, which may result

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

in complex coupon payment terms and call options. When such consolidated obligations are issued, the Bank generally enters into derivatives containing offsetting features that effectively convert the terms of the bond to those of a simple variable-rate bond or a fixed-rate bond. The Bank has no outstanding consolidated obligations denominated in currencies other than U.S. dollars.

      These consolidated obligations, beyond having fixed-rate or simple variable-rate coupon payment terms, may also have the following broad terms regarding either principal repayment or coupon payment terms:

Indexed Principal Redemption Bonds (index amortizing notes) repay principal according to predetermined amortization schedules that are linked to the level of a certain index. A form of an indexed principal redemption bond that is common to the Bank is an Amortizing Prepayment Linked Security (APLS). The APLS redeems based on the prepayments of FNMA, FHLMC or GNMA reference pools. As of March 31, 2006 and December 31, 2005, most of the index amortizing notes had fixed-rate coupon payment terms. Usually, as market interest rates rise (fall), the maturity of the index amortizing notes extends (contracts).

Optional Principal Redemption Bonds (callable bonds) that the Bank may redeem in whole or in part at its discretion on predetermined call dates according to the terms of the bond offerings.

      Interest Rate Payment Terms. With respect to interest payments, consolidated obligation bonds may also have the following terms:

Step-up Bonds generally pay interest at increasing fixed rates at specified intervals over the life of the bond. These bonds generally contain provisions enabling the Bank to call bonds at its option on the step-up dates;

Conversion Bonds have coupons that the Bank may convert from fixed to floating, or floating to fixed, or from one U.S. or other currency index to another, at its discretion on predetermined dates according to the terms of the bond offerings;

Range Bonds pay interest at fixed or variable rates provided a specified index is within a specified range. The computation of the variable interest rate differs for each bond issue, but the bond generally pays zero interest or a minimal rate of interest if the specified index is outside the specified range; and

Zero-Coupon Bonds are long-term discounted instruments that earn a fixed yield to maturity or the optional principal redemption date. All principal and interest are paid at maturity or on the optional principal redemption date, if exercised prior to maturity.

      The following table details interest rate payment terms for consolidated obligation bonds.

	March 31,	December 31,
	2006	2005

	(In thousands)

Fixed-rate	$47,556,313	$44,275,256

Floating-rate	1,785,000	1,660,000

Step-up	5,365,150	5,435,150

Conversion bonds:

Fixed to floating	569,380	569,380

Floating to fixed	471,000	286,000

Range bonds	463,000	463,000

Zero coupon	4,028,000	4,028,000

Total par value	$60,237,843	$56,716,786

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

      Maturity Terms. The following is a summary of the Bank’s participation in consolidated obligation bonds outstanding by year of maturity.

	March 31, 2006		December 31, 2005

		Weighted Average		Weighted Average
Year of Maturity	Amount	Interest Rate	Amount	Interest Rate

	(Dollars in thousands)

Due in 1 year or less	$15,810,292	3.65	$14,017,772	3.19

Due after 1 year through 2 years	12,703,140	4.16	10,612,660	3.82

Due after 2 years through 3 years	7,237,000	4.36	8,267,000	4.20

Due after 3 years through 4 years	4,176,530	4.05	3,825,530	3.89

Due after 4 years through 5 years	4,614,000	4.62	4,728,000	4.52

Thereafter	11,944,000	3.10	11,659,000	3.06

Index amortizing notes	3,752,881	4.72	3,606,824	4.63

Total par value	60,237,843	3.90	56,716,786	3.68

Bond premiums	25,403		28,039

Bond discounts	(3,180,404)		(3,197,715)

SFAS 133 hedging adjustments	(568,874)		(404,173)

Total book value	$56,513,968		$53,142,937

      Consolidated obligation bonds outstanding at March 31, 2006 and December 31, 2005, include callable bonds totaling $31.1 billion and $30.2 billion, respectively. The Bank uses fixed-rate callable debt to finance returnable loans to members (see Note 6) and mortgage-backed securities. Simultaneously with such a debt issue, the Bank may also enter an interest-rate swap (in which the Bank pays variable and receives fixed) with a call feature that mirrors the option embedded in the debt (a sold callable interest rate swap). The combined sold callable interest rate swap and callable debt allows the Bank to provide members attractively priced loans. The par value of the Bank’s non-callable consolidated obligation bonds at March 31, 2006 and December 31, 2005, was $29.1 billion and $26.5 billion, respectively.

      The following table summarizes consolidated obligation bonds outstanding by year of maturity or next call date.

	March 31,	December 31,
Year of Maturity or Next Call Date	2006	2005

	(In thousands)

Due or callable in 1 year or less	$38,145,822	$36,452,302

Due or callable after 1 year through 2 years	6,461,140	4,468,660

Due or callable after 2 years through 3 years	5,786,000	6,103,000

Due or callable after 3 years through 4 years	2,853,000	2,572,000

Due or callable after 4 years through 5 years	1,185,000	1,375,000

Thereafter	2,054,000	2,139,000

Index amortizing notes	3,752,881	3,606,824

Total par value	$60,237,843	$56,716,786

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

      Consolidated Obligation Discount Notes. Consolidated obligation discount notes are issued to raise short-term funds. Discount notes are consolidated obligations with original maturities up to 360 days. These notes are issued at less than their face amount and redeemed at par value when they mature. The Bank’s participation in consolidated discount notes, all of which are due within one year, was as follows:

	March 31,	December 31,
	2006	2005

	(Dollars in thousands)

Book value	$10,414,971	$14,580,400

Par value	$10,454,649	$14,620,012

Weighted average interest rate	4.63%	4.11%

      The Act authorizes the Secretary of the Treasury, at his or her discretion, to purchase consolidated obligations of the FHLBanks aggregating not more than $4.0 billion under certain conditions. The terms, conditions, and interest rates are determined by the Secretary of the Treasury. There were no such purchases by the U.S. Treasury during the three months ended March 31, 2006 or the year ended December 31, 2005.

Note 9 — Capital

      The Gramm-Leach-Bliley Act (GLB Act) resulted in a number of changes in the capital structure of the FHLBanks. The final Finance Board capital rule was published on January 30, 2001, and required each FHLBank to submit a capital structure plan to the Finance Board by October 29, 2001 in accordance with the provisions of the GLB Act and final capital rules. The Finance Board approved the Bank’s capital plan on May 8, 2002. The Bank converted to its new capital structure on December 16, 2002, and was in compliance with its capital plan on the conversion date. The conversion was considered a capital transaction and was accounted for at par value.

      The Bank is subject to three capital requirements under the current capital structure plan. First, the Bank shall maintain at all times permanent capital in an amount at least equal to the sum of its credit risk, market risk and operations risk capital requirements, calculated in accordance with the Finance Board regulations. Only permanent capital, defined as retained earnings plus capital stock, satisfies the risk-based capital requirement. The Finance Board may require the Bank to maintain a greater amount of permanent capital than is required by the risk-based capital requirements, as defined. In addition, the GLB Act requires the Bank to maintain at all times at least a 4.0% capital-to-asset ratio and at least a 5.0% leverage ratio, defined as the sum of permanent capital weighed 1.5 times plus loan loss reserves divided by total assets. The Bank was in compliance with the aforementioned capital rules and requirements at March 31, 2006 and December 31, 2005, as shown in the following table.

	March 31, 2006		December 31, 2005

	Required	Actual	Required	Actual

	(Dollars in thousands)

Risk-based capital	$520,703	$3,200,376	$499,286	$3,283,793

Total capital-to-asset ratio	4.0%	4.4%	4.0%	4.5%

Total capital	$2,901,068	$3,206,046	$2,915,950	$3,289,318

Leverage ratio	5.0%	6.6%	5.0%	6.8%

Leverage capital	$3,626,335	$4,806,234	$3,644,911	$4,931,216

      Under the capital plan, member institutions are required to maintain capital stock in an amount equal to no less than the sum of three amounts: (1) a specified percentage of their outstanding loans from the Bank; (2) a specified percentage of their unused borrowing capacity (defined generally as the remaining collateral value that can be borrowed against) with the Bank; and (3) a specified percentage of the principal balance of residential mortgage loans previously sold to the Bank and still held by the Bank (any increase in this

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

percentage will be applied on a prospective basis only). These specified percentages may be adjusted by the Bank’s Board of Directors within pre-established ranges as contained in the capital plan.

      The stock purchase requirement for unused borrowing capacity is referred to as the membership capital stock purchase requirement because it applies to all members. The other two stock purchase requirements are referred to as activity-based requirements. The Bank determines membership capital stock purchase requirements by considering the aggregate amount of capital necessary to prudently capitalize the Bank’s business activities. The amount of capital is dependent upon the size of the current balance sheet, expected members’ borrowing requirements and other forecasted balance sheet changes.

      The GLB Act made membership voluntary for all members. The Bank issues stock that may be redeemed subject to certain restrictions by giving five years’ notice. The Bank is not required to redeem activity-based stock until the latter of the expiration of the notice of redemption or the activity no longer remains outstanding. In accordance with the Bank’s current practice, if activity-based stock becomes excess stock as a result of an activity no longer remaining outstanding, the Bank may choose to repurchase the excess activity-based stock. Before being readmitted to membership in any FHLBank, a member that withdraws from membership must wait five years from the divestiture date for all capital stock that is held as a condition of membership, as that requirement is set out in the Bank’s capital plan. A member may cancel or revoke its written notice of redemption or its notice of withdrawal from membership prior to the end of the five-year redemption period. The Bank’s capital plan provides that the Bank may charge the member a cancellation fee. The Board of Directors may change the cancellation fee with prior written notice to members.

      Capital Concentrations. The following table presents member holdings of ten percent or more of the Bank’s total capital stock including mandatorily redeemable capital stock outstanding as of March 31, 2006 and December 31, 2005.

	March 31, 2006		December 31, 2005

		Percent		Percent
Member	Capital Stock	of Total	Capital Stock	of Total

	(Dollars in thousands)

Sovereign Bank, Reading PA	$662,455	22.2	$643,401	20.8

Citicorp Trust Bank, FSB, Newark DE	347,991	11.7	331,911	10.7

      Mandatorily Redeemable Capital Stock. The FHLBanks adopted SFAS 150 as of January 1, 2004. In compliance with SFAS 150, the FHLBanks reclassified the stock subject to mandatory redemption from capital to liability once a member exercises a written redemption right, gives notice of intent to withdraw from membership, or attains nonmember status by merger or acquisition, charter termination, or involuntary termination from membership. Mandatorily redeemable shares are reclassified to a liability at fair value. Dividends related to capital stock classified as a liability are accrued at the expected dividend rate and reported as interest expense in the statement of operations. The repayment of these mandatorily redeemable financial instruments is reflected as a cash outflow in the financing activities section of the statement of cash flows. If a member cancels its written notice of redemption or notice of withdrawal, the Bank reclassifies mandatorily redeemable capital stock from a liability to equity in compliance with SFAS 150. After the reclassification, dividends on the capital stock are no longer classified as interest expense.

      The Finance Board has confirmed that the liability accounting treatment for certain shares of its capital stock does not affect the definition of total capital for purposes of determining the Bank’s compliance with its regulatory capital requirements, calculating its mortgage securities investment authority (300% of total capital), calculating its unsecured credit exposure limit to other government-sponsored enterprises (100% of total capital), or calculating its unsecured credit limits to other counterparties (various percentages of total capital depending on the rating of the counterparty).

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

      On January 1, 2004, the Bank reclassified $18.2 million of its outstanding capital stock to mandatorily redeemable capital stock in the liability section of the statement of condition. The Bank also recorded estimated dividends earned as a part of the carrying value of the mandatorily redeemable capital stock. At March 31, 2006 and December 31, 2005, respectively, the Bank had $16.2 million and $16.7 million in capital stock subject to mandatory redemption with payment subject to a five-year waiting period and the Bank meeting its minimum regulatory capital requirements. For the three months ended March 31, 2006 and 2005, dividends on mandatorily redeemable capital stock in the amount of $132 thousand and $128 thousand, respectively, were recorded as interest expense. There have been no reclassifications of mandatorily redeemable capital stock back into capital.

      As of March 31, 2006, one member had notified the Bank to voluntarily redeem their capital stock and withdraw from membership. This redemption was not complete as of March 31, 2006. The following table shows the amount of mandatorily redeemable capital stock by year of redemption.

	March 31,	December 31,
	2006	2005

	(In thousands)

2006	$1,365	$540

2007	7	7

2008	—	1,365

2009	—	—

2010	13,227	13,227

Thereafter	1,592	1,592

Total	$16,191	$16,731

      The Bank repurchased capital stock related to out-of-district mergers totaling $540 thousand for the three months ended March 31, 2006. There was no repurchase of capital stock related to out-of-district mergers for the three months ended March 31, 2005.

      A rollforward of the Bank’s mandatorily redeemable capital stock activity for the three months ended March 31, 2006 and 2005 is presented in the following table.

	Three Months Ended
	March 31,

	2006	2005

	(In thousands)

Balance, beginning of period	$16,731	$18,208

Capital stock subject to mandatory redemption reclassified from equity upon adoption of SFAS 150	—	—

Capital stock subject to mandatory redemption reclassified from equity due to withdrawals	—	—

Redemption of mandatorily redeemable capital stock due to withdrawals	(540)	—

Balance, end of period	$16,191	$18,208

      Statutory and Regulatory Restrictions on Capital Stock Redemption. In accordance with the GLB Act, Bank stock is considered putable with restrictions given the significant restrictions on the obligation/right to redeem and the limitation of the redemption privilege to a small fraction of outstanding stock. Statutory and regulatory restrictions on the redemption of Bank stock include the following:

•	In no case may the Bank redeem any capital stock if, following such redemption, the Bank would fail to satisfy its minimum capital requirements (i.e., a statutory capital/ asset ratio requirement, established

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

by the GLB Act, and a regulatory risk-based capital-to-asset ratio requirement established by the Finance Board). By law, all member holdings of Bank stock immediately become non-redeemable if the Bank becomes undercapitalized and only a minimal portion of outstanding stock qualifies for redemption consideration.

•	In no case may the Bank redeem any capital stock if either its Board of Directors or the Finance Board determine that it has incurred, or is likely to incur, losses resulting, or expected to result, in a charge against capital.

•	In addition to possessing the authority to prohibit stock redemptions, the Bank’s Board of Directors has a right and an obligation to call for additional capital stock purchases by its members, as needed to satisfy statutory and regulatory capital requirements.

•	If, during the period between receipt of a stock redemption notification from a member and the actual redemption (which may last indefinitely if the Bank is undercapitalized, does not have the required credit rating, etc.), the Bank becomes insolvent and is either liquidated or forced to merge with another FHLBank, the redemption value of the stock will be established either through the market liquidation process or through negotiation with the merger partner. In either case all senior claims must first be settled at par, and there are no claims which are subordinated to the rights of Bank stockholders.

•	The GLB Act states that the Bank may repurchase, in its sole discretion, stock investments which exceed the required minimum amount.

•	In no case may the Bank redeem or repurchase any capital stock if the principal or interest payment due on any consolidated obligation issued by the Office of Finance has not been paid in full.

•	In no case may the Bank redeem or repurchase any capital stock if the Bank has failed to provide the Finance Board with the necessary quarterly certification required by Section 966.9(b)(1) of the Finance Board’s regulations prior to declaring or paying dividends for a quarter.

•	In no case may the Bank redeem or repurchase any capital stock if the Bank is unable to provide the required certification, projects that it will fail to comply with statutory or regulatory liquidity requirements or will be unable to timely and fully meet all of its obligations, actually fails to satisfy these requirements or obligations, or negotiates to enter or enters into an agreement with another Bank to obtain financial assistance to meet its current obligations.

      Dividends. Until the Bank’s registration statement with the SEC has become effective, it may declare a dividend only following consultation with and approval by the Finance Board’s Office of Supervision. Dividends may be paid in either capital stock or cash; the Bank has historically paid cash dividends only.

      Proposed Finance Board Capital Regulation. On March 8, 2006, the Finance Board published a proposed rule, “Excess Stock Restrictions and Retained Earnings Requirements for the Federal Home Loan Banks.” This proposal would limit the issuance or maintenance of excess stock by FHLBanks. Excess stock is defined as the amount of capital stock greater than the members’ minimum capital stock requirements. Moreover, the proposed rule would increase each FHLBank’s minimum retained earnings requirement to $50 million plus l.0% of a FHLBank’s non-member loan assets. The retained earnings proposal states that FHLBanks that do not meet the minimum retained earnings requirement will be limited in their ability to declare dividends. It is unclear whether the proposal will be adopted in its current form. The Bank is studying the proposal to determine whether it may materially affect its members.

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

      Accumulated Other Comprehensive Income (Loss). The following table summarizes the components of accumulated other comprehensive loss.

	March 31,	December 31,
	2006	2005

	(In thousands)

Deferred compensation	$(506)	$(506)

Net unrealized gains on available-for-sale securities	1,228	863

Net unrealized loss relating to hedging activities	(7,207)	(7,873)

Total	$(6,485)	$(7,516)

      Earnings per Share of Capital. The following table sets forth the computation of earnings per share of capital.

	Three Months Ended
	March 31,

	2006	2005

	(Dollars in thousands)

Net income available to stockholders	$49,687	$72,857

Weighted average number of shares of capital used to calculate earnings per share(1)	29,641	24,817

Basic and diluted earnings per share of capital	$1.68	$2.94

Note:

(1)	Weighted average shares excludes capital stock reclassified as a liability in accordance with SFAS 150.

Note 10 — Derivatives and Hedging Activities

      The Bank may enter into interest rate swaps (including callable and putable swaps), swaptions, interest rate cap and floor agreements, and TBA securities (collectively, derivatives) to manage its exposure to changes in interest rates. Through derivatives, the Bank may adjust the effective maturity, repricing frequency or option characteristics of financial instruments to achieve risk management objectives. The Bank uses derivatives in several ways: (1) by designating them as either a fair value or cash flow hedge of an underlying financial instrument or a forecasted transaction; (2) by acting as an intermediary; or (3) in asset/ liability management (i.e., an economic hedge). For example, the Bank uses derivatives in its overall interest rate risk management to adjust the interest rate sensitivity of consolidated obligations to approximate more closely the interest rate sensitivity of assets (loans to members, investment securities, and mortgage loans), and/or to adjust the interest rate sensitivity of loans to members, investment securities, or mortgage loans to approximate more closely the interest rate sensitivity of liabilities. In addition to using derivatives to manage mismatches of interest rates between assets and liabilities, the Bank also uses derivatives as follows: (1) to manage embedded options in assets and liabilities; (2) to hedge the market value of existing assets and liabilities and anticipated transactions; (3) to hedge the duration risk of prepayable instruments; (4) to exactly offset other derivatives executed with members (the Bank serves as an intermediary); and (5) to reduce funding costs.

      Consistent with Finance Board regulation, the Bank enters into derivatives only to reduce the interest rate risk exposures inherent in otherwise unhedged assets and funding positions, to achieve the Bank’s risk management objectives or to act as an intermediary between its members and counterparties. Bank management uses derivatives when they are considered to be the most cost-effective alternative to achieve the Bank’s financial and risk management objectives. Accordingly, the Bank may enter into derivatives that do not necessarily qualify for hedge accounting (economic hedges). An economic hedge is defined as a derivative

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

hedging specific or non-specific underlying assets, liabilities, or firm commitments that does not qualify or was not designated for hedge accounting, but is an acceptable hedging strategy under the Bank’s risk management program. Economic hedging strategies also comply with Finance Board regulatory requirements prohibiting speculative hedge transactions. By definition, an economic hedge introduces the potential for earnings variability due to the changes in fair value recorded on the derivatives that are recorded but not offset by corresponding changes in the value of the economically hedged assets, liabilities or firm commitments. As a result, the Bank recognizes only the change in fair value of these derivatives in other income as “net gain (loss) on derivatives and hedging activities” with no offsetting fair value adjustments for the asset, liability or firm commitment.

      The components of net gain (loss) on derivatives and hedging activities for the three months ended March 31, 2006 and 2005 are presented in the following table.

Net Gain (Loss) on Derivatives and Hedging Activities

	Three Months Ended
	March 31,

	2006	2005

	(In thousands)

Gains related to fair value hedge ineffectiveness	$1,997	$4,886

Gains on economic hedges	2,562	31,136

Other	122	(743)

Losses on intermediary hedges	(55)	(435)

Net gains on derivatives and hedging activities	$4,626	$34,844

      The fluctuations in the various gains (losses) categories were primarily due to changes in the structure of the Bank’s portfolio as well as a sizable increase in interest rates. As of March 31, 2006, the deferred net gains on derivative instruments accumulated in other comprehensive income expected to be reclassified to earnings during the next twelve months was $3.5 million. Normally, the maximum length of time over which the Bank hedges its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is 45 days or less. The Bank did not have any hedges related to the exposure to the variability in future cash flows for forecasted transactions at March 31, 2006.

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

      The following table represents outstanding notional balances and estimated fair values of the derivatives outstanding at March 31, 2006 and December 31, 2005, including embedded derivatives presented on a combined basis with the host contract.

	March 31, 2006		December 31, 2005

		Estimated		Estimated
	Notional	Fair Value	Notional	Fair Value

	(In thousands)

Interest rate swaps

Fair value	$68,688,169	$68,886	$62,959,218	$(73,529)

Economic	2,564,076	(3,495)	3,333,667	(9,761)

Intermediation	59,042	72	94,442	147

Interest rate swaptions

Economic	625,000	1,397	525,000	650

Interest rate forward settlement agreements

Fair value	205,000	868	1,056,000	1,452

Mortgage delivery commitments

Economic	7,655	(12)	17,727	(13)

Other

Economic	—	—	11,250	13

Total	$72,148,942	$67,716	$67,997,304	$(81,041)

Total derivatives excluding accrued interest		$67,716		$(81,041)

Accrued interest		131,109		119,630

Net derivative balances		$198,825		$38,589

Net derivative asset balances		448,140		317,033

Net derivative liability balances		(249,315)		(278,444)

Net derivative balances		$198,825		$38,589

      Hedge Documentation and Effectiveness. The Bank formally documents all relationships between derivatives designated as hedging instruments and hedged items, its risk management objectives and strategies for undertaking various hedge transactions, and its method of assessing effectiveness. This process includes linking all derivatives that are designated as fair value or cash flow hedges to: (1) assets and liabilities on the statement of condition; (2) firm commitments; or (3) forecasted transactions. The Bank also formally assesses (both at the hedge’s inception and monthly on an ongoing basis) whether the derivatives that are used in hedging transactions have been effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain effective in future periods. The Bank uses regression analyses to assess the effectiveness of its hedges. See Note 3 regarding effectiveness test changes.

      The Bank discontinues hedge accounting prospectively when: (1) it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (2) the derivative and/or the hedged item expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur in the originally expected period; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designating the derivative as a hedging instrument in accordance with SFAS 133 is no longer appropriate.

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

      The Bank is not a derivative dealer and thus does not trade derivatives for short-term profit.

      Investment Securities. The Bank invests in U.S. agency obligations, government-sponsored enterprise obligations, mortgage-backed securities and the taxable portion of state or local agency obligations. The interest rate and prepayment risk associated with these investment securities is managed through a combination of debt issuance and derivatives. The Bank may manage the prepayment and interest rate risk by funding investment securities with consolidated obligations that have call features or by hedging the prepayment risk with caps or floors, callable swaps or swaptions. These investment securities may be classified as held-to-maturity, available-for-sale or trading securities. The Bank does not apply hedge accounting to these transactions.

      The Bank may also manage the risk arising from changing market prices or cash flows of investment securities classified as trading by entering into derivatives (economic hedges) that offset the changes in fair value or cash flows of the securities. The market value changes of both the trading securities and the associated derivatives are included in other income in the statement of operations and presented as part of the “net gains (loss) on trading securities” and “net gain (loss) on derivatives and hedging activities.”

      Loans to Members. With issuances of convertible loans to members, the Bank may purchase from the member a put option that enables the Bank to convert a loan to a member from a fixed-rate to a floating-rate if interest rates increase. Upon conversion, the member has the option to terminate the loan and request the Bank to issue additional loans on new terms. The Bank may hedge a convertible loan to a member by entering into a cancelable derivative with a counterparty pursuant to which the Bank pays a fixed-rate and receives a variable-rate. This type of hedge is treated as a fair value hedge under SFAS 133. The derivative counterparty may cancel the derivative on the put date, which the counterparty normally would exercise in a rising rate environment, and the Bank can convert the loan to a floating-rate.

      The optionality embedded in certain financial instruments held by the Bank can create interest rate risk. When a member prepays a loan, the Bank could suffer lower future income if the principal portion of the prepaid loan were invested in lower yielding assets that continue to be funded by higher cost debt. To protect against this risk, the Bank generally charges a prepayment fee that makes it financially indifferent to a member’s decision to prepay a loan. When the Bank offers loans (other than short-term) that a member may prepay without a prepayment fee, it usually finances such loans with callable debt or otherwise hedges this option.

      Mortgage Loans Held for Portfolio. The Bank invests in fixed-rate mortgage loans. The prepayment options embedded in mortgage loans can result in extensions or contractions in the expected repayment of these loans, depending on changes in estimated prepayment speeds. The Bank manages the interest rate and prepayment risk associated with mortgages through a combination of debt issuance and derivatives. The Bank issues both callable and non-callable debt to achieve cash flow patterns and liability durations similar to those expected on the mortgage loans. The Bank may use derivatives to match the expected prepayment characteristics of the mortgages. The Bank did not apply hedge accounting to these derivatives, referred to as index amortizing swaps, as they only hedged the mortgage loan pools for a partial term.

      The Bank may also purchase interest rate caps and floors, swaptions and callable swaps to minimize the prepayment risk embedded in the mortgage loans. Although these derivatives are valid economic hedges against the prepayment risk of the loans, they are not specifically linked to individual loans and, therefore, do not receive either fair value or cash flow hedge accounting. The derivatives are marked-to-market through current period earnings.

      Consolidated Obligations. While consolidated obligations are the joint and several obligations of the FHLBanks, each FHLBank has consolidated obligations for which it is the primary obligor. The Bank enters into derivatives to hedge the interest rate risk associated with its specific debt issuances.

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

      For instance, in a typical transaction, fixed-rate consolidated obligations are issued for one or more FHLBanks and the Bank simultaneously enters into a matching derivative in which the counterparty pays fixed cash flows to the Bank designed to mirror in timing and amount the cash outflows the Bank pays on the consolidated obligation. These transactions are treated as fair value hedges under SFAS 133. In this typical transaction, the Bank pays a variable cash flow that closely matches the interest payments it receives on short-term or variable-rate loans to members, typically three-month LIBOR. This intermediation between the capital and derivative markets permits the Bank to raise funds at lower costs than would otherwise be available through the issuance of simple fixed- or floating-rate consolidated obligations in the capital markets.

      Anticipated Streams of Future Cash Flows. The Bank may enter into an option to hedge a specified future variable cash stream as a result of rolling over short-term, fixed-rate financial instruments such as consolidated obligation discount notes. The option will effectively cap the variable cash stream at a predetermined target rate. At March 31, 2006 and December 31, 2005, the Bank did not have a position in these types of options.

      Firm Commitment Strategies. In accordance with Statement of Financial Accounting Standards SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149), the types of mortgage purchase commitments entered into after June 30, 2003, are considered derivatives. Accordingly, the mortgage purchase commitment is recorded as a derivative asset or derivative liability at fair value, with changes in fair value recognized in the current period earnings. When the mortgage purchase commitment derivative settles, the current market value of the commitment is included with the basis of the mortgage loan and amortized accordingly.

      The Bank may also fair value hedge an unrecognized firm commitment to provide a forward starting loan to a member through the use of an interest rate swap. For firm commitments that are not considered regular way trades, the swap will function as the hedging instrument for both the unrecognized firm commitment and the subsequent loan to member in separately designated qualifying hedging relationships.

      Anticipated Debt Issuance. The Bank may enter into interest rate swaps for the anticipated issuance of fixed-rate consolidated obligation bonds to lock in the cost of funding. The interest rate swap is terminated upon issuance of the fixed-rate bond, with the realized gain or loss on the interest rate swap recorded in other comprehensive income. Realized gains and losses reported in accumulated other comprehensive income (loss) are recognized as earnings in the periods in which earnings are affected by the cash flows of the fixed-rate bonds. The Bank only entered into one anticipated debt forward starting swap transaction during 2005 with a notional balance of $500 million. The derivative was not outstanding as of December 31, 2005.

      Intermediation. Derivatives in which the Bank is an intermediary may arise when the Bank enters into derivatives with members and offsetting derivatives with other counterparties to meet the needs of members. Intermediation between members and the capital markets allows smaller members access to the derivatives market. The derivatives used in intermediary activities do not qualify for SFAS 133 hedge accounting treatment and are separately marked-to-market through earnings. The net result of the accounting for these derivatives does not significantly affect the operating results of the Bank. These amounts are recorded in other income and presented as “net gain (loss) on derivatives and hedging activities.”

      Credit Risk. The Bank is subject to credit risk due to the risk of nonperformance by counterparties to the derivative agreements. The degree of counterparty risk depends on the extent to which master netting arrangements are included in such contracts to mitigate the risk. The Bank manages counterparty credit risk through credit analysis, collateral requirements and adherence to the requirements set forth in the Bank’s policy and Finance Board regulations. Based on credit analyses and collateral requirements, the management of the Bank does not anticipate any material credit losses on its derivative agreements.

      The contractual or notional amount of derivatives reflects the involvement of the Bank in the various classes of financial instruments. The notional amount of derivatives does not measure the credit risk exposure

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

of the Bank, and the maximum credit exposure of the Bank is substantially less than the notional amount. The Bank requires collateral agreements on all derivatives that establish collateral thresholds. The maximum credit risk is the estimated cost of replacing the derivative contracts that have a net positive market value if the counterparty defaults, and the related collateral, if any, is of no value to the Bank. This collateral has not been sold or repledged.

      At March 31, 2006 and December 31, 2005, the Bank’s maximum credit risk, as defined above, was approximately $448.1 million and $317.0 million, respectively. These totals include $131.1 million and $119.6 million, respectively, of net accrued interest receivable. In determining maximum credit risk, the Bank considers accrued interest receivables and payables, and the legal right to offset derivative assets and liabilities by counterparty. The Bank held securities and cash with a fair value of $361.3 million and $203.4 million as collateral as of March 31, 2006 and December 31, 2005, respectively. Two counterparties comprise 29% and 21% of the Bank’s total credit risk when measured after consideration for related collateral as of March 31, 2006. Additionally, collateral with respect to derivatives with member institutions includes collateral assigned to the Bank, as evidenced by a written security agreement and held by the member institution for the benefit of the Bank.

      The Bank transacts most of its derivatives with large banks and major broker-dealers. Some of these banks and broker-dealers or their affiliates buy, sell, and distribute consolidated obligations. See Note 13 for further discussion regarding assets pledged by the Bank to these counterparties.

Note 11 — Transactions with Related Parties

      The Bank is a cooperative whose member institutions own the capital stock of the Bank and may receive dividends on their investments. In addition, certain former members that still have outstanding transactions are also required to maintain their investment in Bank capital stock until the transactions mature or are paid off. All loans, including BOB loans, are issued to members and all mortgage loans held for portfolio are purchased from members. The Bank also maintains demand deposit accounts for members primarily to facilitate settlement activities that are directly related to loans to members and mortgage loan purchases. All transactions with members are entered into in the normal course of business. In instances where the member also has an officer who is a director of the Bank, those transactions are subject to the same eligibility and credit criteria, as well as the same terms and conditions, as all other transactions. In accordance with Statement of Financial Accounting Standards (SFAS) No. 57, Related Party Disclosures, the Bank defines related parties as other FHLBanks in the System, members with capital stock outstanding in excess of 10% of total capital stock outstanding and members that have an officer or director who is a director of the Bank. The following table includes significant outstanding related party member balances.

	March 31,	December 31,
	2006	2005

	(In thousands)

Loans to members	$22,346,370	$20,939,245

Deposits	21,532	31,713

Capital stock	1,151,490	1,119,588

      The following table summarizes the statement of operations effects corresponding to the above related party member balances.

	Three Months Ended
	March 31,

	2006	2005

	(In thousands)

Interest income on loans to members	$210,138	$104,703

Interest expense on deposits	100	208

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

      Total mortgage loan volume purchased from related party members during the three months ended March 31, 2006 and 2005 was $0.6 million and $0.9 million, respectively. Interest income associated with outstanding mortgage loans purchased from related party members approximated $2.2 million, and $2.7 million for the three months ended March 31, 2006 and 2005, respectively.

      From time to time, the Bank may borrow from or lend to other FHLBanks on a short term uncollateralized basis. See Note 13 for further information. The following table includes gross amounts transacted under these arrangements.

	Three Months
	Ended
	March 31,

	2006	2005

	(In millions)

Borrowed from other FHLBanks	$100	$—

Repaid to other FHLBanks	100	—

Loaned to other FHLBanks	—	—

Repaid by other FHLBanks	—	—

      On occasion, an FHLBank may transfer its primary debt obligations to another FHLBank, which becomes the primary obligor on the transferred debt upon completion of the transfer. During the three months ended March 31, 2006 and 2005, there was no transfer of primary debt obligations.

      The Bank regularly sells participation interests in the mortgage loans purchased from members to the FHLBank of Chicago. The par values of the mortgage loans participated to the FHLBank of Chicago were $13 million and $197 million during the three months ended March 31, 2006 and 2005, respectively.

Note 12 — Segments

      The Bank operates two segments differentiated by products. The first segment entitled Traditional Member Finance houses a majority of the Bank’s activities, including but not limited to, providing loans to members, investments and deposit products. The MPF or Mortgage Finance segment purchases loans from members and funds and hedges the resulting portfolio.

      Results of segments are presented based on management accounting practices and the Bank’s management structure. There is no comprehensive, authoritative body of guidance for management accounting equivalent to Generally Accepted Accounting Principles. Therefore, the financial results of the segments are not necessarily comparable with similar information at other FHLBanks or any other company.

      The management accounting process uses various balance sheet and income statement assignments and transfers to measure performance of the segment. Methodologies are refined from time to time as management accounting practices change. Net mortgage loans held for portfolio are the only significant assets related to the operations of the Mortgage Finance segment. Borrowings are allocated to the Mortgage Finance segment based on loans outstanding. All remaining borrowings and all capital remain in the Traditional Member Finance business. The allowance for credit losses pertaining to the mortgage loans held for portfolio is allocated to the Mortgage Finance segment and the allowance for credit losses pertaining to BOB loans is allocated to Traditional Member Finance. Derivatives are allocated to segments consistent with hedging strategies. Costs incurred by support areas not directly aligned with the segment are allocated based on estimated usage of services.

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

      The following table sets forth the Bank’s financial performance by operating segment for the three months ended March 31, 2006 and 2005.

	Traditional	MPF® or
	Member	Mortgage
	Finance	Finance	Total

	(In thousands)

2006

Net interest income	$69,791	$8,459	$78,250

Provision (benefit) for credit losses	710	(140)	570

Other income	5,947	320	6,267

Other expenses	15,211	1,092	16,303

Income before assessments	59,817	7,827	67,644

Affordable Housing Program	4,896	639	5,535

REFCORP	10,984	1,438	12,422

Total assessments	15,880	2,077	17,957

Net income	$43,937	$5,750	$49,687

Total assets	$65,086,959	$7,439,741	$72,526,700

2005

Net interest income	$44,757	$32,601	$77,358

Provision for credit losses	593	44	637

Other income (loss)	49,977	(15,029)	34,948

Other expenses	11,656	832	12,488

Income before assessments	82,485	16,696	99,181

Affordable Housing Program	6,747	1,363	8,110

REFCORP	15,147	3,067	18,214

Total assessments	21,894	4,430	26,324

Net income	$60,591	$12,266	$72,857

Total assets	$50,741,312	$8,811,663	$59,552,975

Note 13 — Commitments and Contingencies

      As described in Note 8, the twelve FHLBanks have joint and several liability for all the consolidated obligations issued on their behalf. Accordingly, should one or more of the FHLBanks be unable to repay its participation in the consolidated obligations, each of the other FHLBanks could be called upon to repay all or part of such obligations, as determined or approved by the Finance Board. No FHLBank has had to assume or pay the consolidated obligation of another FHLBank. The Finance Board, in its discretion and notwithstanding any other provision, may at any time order any FHLBank to make principal or interest payments due on any consolidated obligation, even in the absence of default by the primary obligor.

      The FHLBank considered the guidance under FASB interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including indirect guarantees of indebtedness of others (FIN 45), and determined it was not necessary to recognize the fair value of the FHLBank’s joint and several liability for all of the consolidated obligations. The FHLBank considers the joint and several liability as a related party guarantee. Related party guarantees meet the recognition scope exceptions in FIN 45. Accordingly, the

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

FHLBank has not recognized a liability for its joint and several obligation related to other FHLBanks’ consolidated obligations at March 31, 2006 and December 31, 2005.

      Commitments that legally bind and unconditionally obligate the Bank for additional loans to members, including Banking On Business (BOB) loans, totaled approximately $222.6 million and $1,066.6 million at March 31, 2006 and December 31, 2005, respectively. Commitments generally are for periods up to twelve months. Standby letters of credit are executed for members for a fee. A standby letter of credit is a short-term financing arrangement between the Bank and its member. If the Bank is required to make payment for a beneficiary’s draw, these amounts are converted into a collateralized loan to the member. Outstanding standby letters of credit were approximately $894.5 million and $892.8 million at March 31, 2006 and December 31, 2005, respectively, and had original terms of up to six years with a final expiration in 2007. Based on management’s credit analyses, collateral requirements, and adherence to the requirements set forth in Bank policy and Finance Board regulations, the Bank has not recorded any additional liability on these commitments and standby letters of credit. Excluding BOB, commitments and standby letters of credit are fully collateralized at the time of issuance. See Note 6 for further information.

      Commitments that unconditionally obligate the Bank to purchase mortgage loans totaled $7.7 million and $17.7 million at March 31, 2006 and December 31, 2005, respectively. Commitments are generally for periods not to exceed 365 days. In accordance with SFAS 149, such commitments entered into after June 30, 2003, are recorded as derivatives at their fair value.

      The Bank generally executes derivatives with major banks and broker-dealers and generally enters into bilateral collateral agreements. The Bank had pledged as collateral cash and securities to counterparties that have market risk exposure from the Bank related to derivative agreements. As of December 31, 2005, the Bank had pledged cash with a book value of $1.4 million. There was no cash pledged as of March 31, 2006. There were no securities pledged as of March 31, 2006 and December 31, 2005.

      The Bank charged to operating expense net rental costs of approximately $0.8 million and $0.6 million for the three months ended March 31, 2006 and 2005, respectively.

      Lease agreements for Bank premises generally provide for increases in the basic rentals resulting from increases in property taxes and maintenance expenses. Such increases are not expected to have a material effect on the Bank.

      As of March 31, 2006, the Bank has committed to issue or purchase consolidated obligations totaling $422 million and derivative notional value of $420 million in 2006. As of December 31, 2005, the Bank had committed to issue or purchase consolidated obligations totaling $163 million and derivative notional value of $40 million in 2006.

Note 14 — Estimated Fair Values

      The following estimated fair value amounts have been determined by the Bank using available market information and the Bank’s best judgment of appropriate valuation methods. These estimates are based on pertinent information available to the Bank as of March 31, 2006 and December 31, 2005. Although the Bank uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique or valuation methodology. For example, because an active secondary market does not exist for a portion of the Bank’s financial instruments, in certain cases fair values are not subject to precise quantification or verification and may change as economic and market factors and evaluation of those factors change. Therefore, these estimated fair values are not necessarily indicative of the amounts that would be realized in current market transactions. The fair value summary tables do not represent an estimate of the overall market value of the Bank as a going concern, which would take into account future business opportunities.

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

      Cash and Due From Banks. The estimated fair value approximates the recorded book balance.

      Interest-bearing Deposits and Investment Securities. The estimated fair value is determined based on quoted prices, excluding accrued interest, as of the last business day of the period for instruments with more than three months to maturity. When quoted prices are not available, the estimated fair value is determined by calculating the present value of the expected future cash flows and reducing the amount for accrued interest receivable. For instruments with three months or less to maturity, the recorded book balance approximates the estimated fair value.

      Federal Funds Sold. The estimated fair value is determined by calculating the present value of the expected future cash flows for instruments with more than three months to maturity. The discount rates used in these calculations are the rates for Federal funds with similar terms. The estimated fair value approximates the recorded book balance of Federal funds with three months or less to maturity.

      Loans to Members and Other Loans. The Bank determines the estimated fair value of loans to members with fixed rates and more than three months to maturity and loans to members with complex floating rates by calculating the present value of expected future cash flows from the loans and excluding the amount for accrued interest receivable. The discount rates used in these calculations are the replacement loan rates for loans to members with similar terms. Under Finance Board regulations, loans to members with a maturity and repricing period greater than six months require a prepayment fee sufficient to make the Bank financially indifferent to the borrower’s decision to prepay the loans. Therefore, the estimated fair value of loans to members does not assume prepayment risk. The estimated fair value approximates the recorded book balance of loans to members with floating rates and fixed rates with three months or less to maturity or repricing.

      Mortgage Loans Held For Portfolio. The estimated fair values for mortgage loans are determined based on quoted market prices of similar mortgage loans. These prices, however, can change rapidly based upon market conditions and are highly dependent upon the underlying prepayment assumptions.

      Accrued Interest Receivable and Payable. The estimated fair value approximates the recorded book value. Derivative accrued interest receivable and payable are excluded and are valued as described below.

      Derivative Assets/ Liabilities. The Bank bases the estimated fair values of derivatives with similar terms on available market prices including derivative accrued interest receivable and payable. However, active markets do not exist for many types of financial instruments. Consequently, fair values for these instruments must be estimated using techniques such as discounted cash flow analysis and comparisons to similar instruments. Estimates developed using these methods are highly subjective and require judgments regarding significant matters such as the amount and timing of future cash flows and the selection of discount rates that appropriately reflect market and credit risks. Changes in these judgments often have a material effect on the fair value estimates. Because these estimates are made as of a specific point in time, they are susceptible to material near term changes. The fair values are netted by counterparty where such legal right exists. If these netted amounts are positive, they are classified as an asset and if negative, a liability.

      Other Assets/ Liabilities. With the exception of unamortized concession fees for which fair value is considered to be zero, the fair value of the other assets (including BOB loans) and other liabilities approximates carrying value.

      Deposits. The Bank determines estimated fair values of Bank deposits with fixed rates and more than three months to maturity by calculating the present value of expected future cash flows from the deposits and reducing this amount for accrued interest payable. The discount rates used in these calculations are the cost of deposits with similar terms. The estimated fair value approximates the recorded book balance for deposits with floating rates and fixed rates with three months or less to maturity or repricing.

      Consolidated Obligations. The Bank estimates fair values based on the cost of raising comparable term debt. The estimated cost of issuing debt includes non-interest selling costs.

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

      Borrowings. The Bank determines the estimated fair value of borrowings with fixed rates and more than three months to maturity by calculating the present value of expected future cash flows from the borrowings and reducing this amount for accrued interest payable. The discount rates used in these calculations are the cost of borrowings with similar terms. For borrowings with floating rates and fixed rates with three months or less to maturity or repricing, the estimated fair value approximates the recorded book balance.

      Mandatorily Redeemable Capital Stock. The fair value of capital stock subject to mandatory redemption is generally equal to par value. Fair value also includes the estimated dividend earned at the time of reclassification from equity to liabilities, until such amount is paid, and any subsequently declared dividends. Capital stock can be acquired by members only at par value and redeemed or repurchased at par value. Capital stock is not traded and no market mechanism exists for the exchange of stock outside the cooperative structure of the Bank.

      Commitments. The estimated fair value of the Bank’s unrecognized commitments to extend credit, including standby letters of credit, was immaterial at March 31, 2006 and December 31, 2005. The estimated fair value of the Bank’s commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The estimated fair value of standby letters of credit is based on the present value of fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties.

      Commitments to Extend Credit for Mortgage Loans. In accordance with SFAS 149, certain mortgage loan purchase commitments entered into after June 30, 2003, are recorded as derivatives at their fair value.

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

      The carrying value and estimated fair values of the Bank’s financial instruments at March 31, 2006 and December 31, 2005 are presented in the tables below.

March 31, 2006

Fair Value Summary Table

		Net
	Carrying	Unrealized	Estimated
	Value	Gains (Losses)	Fair Value

	(In thousands)

Assets

Cash and due from banks	$45,656	$—	$45,656

Interest-bearing deposits	3,180,347	(458)	3,179,889

Federal funds sold	4,600,000	159	4,600,159

Available-for-sale securities	139,113	—	139,113

Held-to-maturity securities	11,041,413	(300,606)	10,740,807

Loans to members	45,220,974	82,135	45,303,109

Mortgage loans held for portfolio, net	7,439,741	(253,947)	7,185,794

Accrued interest receivable	335,247	—	335,247

Derivative assets	448,140	—	448,140

Other assets, including Banking On Business loans	76,069	(37,758)	38,311

Liabilities

Deposits	$1,597,282	$—	$1,597,282

Mandatorily redeemable capital stock	16,191	—	16,191

Consolidated obligations:

Discount notes	10,414,971	(479)	10,414,492

Bonds	56,513,968	(172,247)	56,341,721

Accrued interest payable	466,172	—	466,172

Derivative liabilities	249,315	—	249,315

Other liabilities	91,101	—	91,101

Federal Home Loan Bank of Pittsburgh

Notes to Unaudited Financial Statements — (Continued)

December 31, 2005

Fair Value Summary Table

		Net
	Carrying	Unrealized	Estimated
	Value	Gains (Losses)	Fair Value

	(In thousands)

Assets

Cash and due from banks	$115,370	$—	$115,370

Interest-bearing deposits	3,259,894	(1,077)	3,258,817

Federal funds sold	2,320,000	(504)	2,319,496

Available-for-sale securities	331,297	—	331,297

Held-to-maturity securities	11,034,630	(206,246)	10,828,384

Loans to members	47,492,959	50,546	47,543,505

Mortgage loans held for portfolio, net	7,651,914	(243,562)	7,408,352

Accrued interest receivable	304,193	—	304,193

Derivative assets	317,033	—	317,033

Other assets, including Banking On Business loans	70,921	(38,447)	32,474

Liabilities

Deposits	$1,063,091	$—	$1,063,091

Mandatorily redeemable capital stock	16,731	—	16,731

Consolidated obligations:

Discount notes	14,580,400	(2,121)	14,578,279

Bonds	53,142,937	155,123	53,298,060

Accrued interest payable	436,214	—	436,214

Derivative liabilities	278,444	—	278,444

Other liabilities	120,848	—	120,848

Note 15 — Other Developments

      The Bank is subject to legal proceedings arising in the normal course of business. After consultation with legal counsel, management does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Bank’s financial condition or results of operations.

Item 14:	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

      None

Item 15:	Financial Statements and Exhibits

      (a)(1) Financial Statements

The following Financial Statements and related notes, together with the report of PricewaterhouseCoopers, LLP, appear in Item 13.

Statement of Operations for each of the years ended December 31, 2005, 2004 and 2003

Statement of Condition as of December 31, 2005 and 2004

Statement of Cash Flows for each of the years ended December 31, 2005, 2004 and 2003

Statement of Changes in Capital for each of the years ended December 31, 2005, 2004 and 2003

Statement of Operations for the three months ended March 31, 2006 and 2005

Statement of Condition as of March 31, 2006 and December 31, 2005

Statement of Cash Flows for the three months ended March 31, 2006 and 2005

Statement of Changes in Capital for the three months ended March 31, 2006 and 2005

      (2) Financial Statement Schedules

      The schedules and exhibits for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission that would appear in Item 13, “Financial Statements and Supplementary Data” are included in Item 2 “Financial Information” within the section “Managements’ Discussion and Analysis of Financial Condition and Results of Operations.”

      (b) List of Exhibits

      The following is a list of the exhibits filed herewith:

3.1	Certificate of Organization*
3.2	The Bylaws of the Federal Home Loan Bank of Pittsburgh*
4.1	Bank Capital Plan*
10.1	Severance Policy*
10.2	Federal Home Loan Bank of Pittsburgh Incentive Compensation Plan*
10.3	Federal Home Loan Bank of Pittsburgh Long-Term Incentive Compensation Plan*
10.4	Federal Home Loan Bank of Pittsburgh Supplemental Thrift Plan*
10.5	Federal Home Loan Bank of Pittsburgh Supplemental Executive Retirement Plan*
10.6	Directors’ Fee Policy*
10.7	Services Agreement with FHLBank of Chicago*
10.8	Executive Severance Agreement with former CFO Eric Marx*
10.9	Offer Letter for John Price*
10.10	Federal Home Loan Banks P&I Funding and Contingency Plan Agreement
12.1	Ratio of Earnings to Fixed Charges*
99.1	Information Statement of the Bank dated September 20, 2002 pertaining to the Bank’s Capital Plan*
99.2	Interim Financial and Non-Financial data supporting unaudited interim financial statements*

     *  Filed as an exhibit with the June 9, 2006 Form 10, incorporated herein by reference.

Signatures

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Federal Home Loan Bank of Pittsburgh
(Registrant)

By:	/s/ John R. Price

John R. Price
President & Chief Executive Officer

Date: July 19, 2006

Glossary

      Advance: Secured loan made to a member.

      Agent fee: Fee payable to a PFI by an MPF Bank in accordance with the Origination Guide, in connection with the origination of a Bank-funded mortgage.

      Affordable Housing Program (AHP): Bank program that provides primarily direct grants and/or subsidized loans to assist members in meeting communities’ affordable housing needs. Each FHLBank sets aside approximately 10% of its net income to fund the program with a minimum $100 million annual contribution by all twelve FHLBanks.

      ALCO: Asset/ Liability Management Committee of the Bank.

      AMA: Acquired member assets.

      APBO: Accumulated Post-retirement Benefit Obligation.

      Adjustable-rate mortgage: Mortgage that features predetermined adjustments of the loan interest rate at regular intervals based on an established index.

      Banking On Business (BOB): Bank program that assists eligible small businesses with start-up and expansion. A small business is generally defined as any business with revenue under $500,000 per year, but many larger agricultural and commercial businesses may also qualify. The definition is found in section 3(a) of the Small Business Act (15 U.S.C. 632(a)) and implemented by the Small Business Administration under 13 CFR part 121, or any successor provisions.

      Capital plan: New capital structure for FHLBanks, required by the GLB Act, that produces a more permanent source of capital and facilitates compliance with new risk-based capital requirements.

      Capital stock: The five-year redeemable stock issued by the Bank pursuant to its capital plan.

      Community financial institution (CFI): Bank member that has deposits insured under the FDIC and average total assets of less than $587 million and is exempt from the requirement of having at least 10% of total assets in residential mortgage loans.

      Community investment cash advance: General framework under which the FHLBanks may offer an array of specific standards for projects, targeted beneficiaries and targeted income levels that the Finance Board has determined support community lending.

      Community Lending Program (CLP): Bank program that funds community and development projects through an $825 million noncompetitive revolving loan pool. When loans are repaid, the money is available to be lent to other projects.

      Collateralized mortgage obligation: Type of bond that divides cash flows from a pool of mortgages into multiple classes with different maturities or risk profiles.

      Constant Maturity Treasury (CMT): Refers to the par yield that would be paid by a U.S. Treasury bill, note or bond that matures in exactly one, two, three, five, seven, ten, 20 or 30 years.

      Consolidated Obligation (CO): Bonds and discount notes that are the joint and several liability of all twelve FHLBanks and are issued and serviced through the OF. These instruments are the primary source of funds for the FHLBanks.

      Collateral: Property subject to a security interest that secures the discharge of an obligation (e.g., mortgage or debt obligation); a security interest that an FHLBank is required by statute to obtain and thereafter maintain beginning at the time of origination or renewal of a loan.

      Conventional loan/mortgage: Mortgage that is neither insured nor guaranteed by the FHA, VA or any other agency of the Federal government.

      Convexity: A measure of the change in price sensitivity or duration of an asset or liability for specified changes in interest rates. While all fixed income instruments have some degree of convexity, mortgage assets and callable liabilities have notable convexity characteristics because of the option components within those instruments.

      Cost of funds: Estimated cost of issuing FHLBank System consolidated obligations and discount notes with maturities comparable to that of the loan.

      Credit enhancement fee: Fee payable monthly by an MPF Bank to a PFI in consideration of the PFI’s obligation to fund the realized loss for a Master Commitment; based on fee rate applicable to such Master Commitment and subject to terms of the Master Commitment and applicable MPF mortgage product, which may include performance and risk participation features.

      Demand Deposit Account (DDA): The account each member maintains with the Bank. All incoming and outgoing wires, loan credits and debits, as well as any principal and interest payments from securities and loans are posted into the DDA.

      Delivery commitment: Mandatory commitment of the parties, evidenced by a written, machine-or electronically generated transmission issued by an MPF Bank to a PFI accepting the PFI’s oral mortgage loan delivery commitment offer.

      Duration: A common measure of the price sensitivity of an asset or liability to specified changes in interest rates.

      EITF: Emerging Issues Task Force.

      Exempt securities: Bank securities under Section 3(a)(2) of the Securities Exchange Act of 1933.

      Fannie Mae, Federal National Mortgage Association (FNMA): GSE established in 1938 to expand the flow of mortgage money by creating a secondary market.

      Financial Accounting Standards Board (FASB): Board created in 1973 responsible for establishing and interpreting generally accepted accounting principles and improving standards of financial accounting and reporting for the guidance and education of the public, including issuers, auditors and users of financial information.

      Federal Deposit Insurance Corporation (FDIC): Federal agency established in 1933 that guarantees (with limits) funds on deposit in member banks and performs other functions such as making loans to or buying assets from member banks to facilitate mergers or prevent failures.

      Federal Home Loan Bank Act (the Act): Enacted by Congress in 1932 creating the FHLBank Board, whose role was to supervise a series of discount banks across the country. The intent was to increase the supply of money available to local institutions that made home loans and to serve them as a reserve credit resource.

      Federal Housing Finance Board (Finance Board): Independent regulatory agency of the executive branch ensuring FHLBanks operate in a safe and sound manner, carry out their housing and community development finance mission, and remain adequately capitalized and able to raise funds in the capital markets.

      Federal Housing Administration (FHA): Government agency established in 1934 and insures lenders against loss on residential mortgages.

      Financing Corporation (FICO): Mixed-ownership, government corporation in charge of servicing debt on bonds that were issued as a result of the savings and loan “bailout”.

      FIRF: Financial Institutions Retirement Fund.

      First Loss Account (FLA): Notational account established by an MPF Bank for each Master Commitment based on and in the amount required under the applicable MPF mortgage product description and Master Commitment.

      Freddie Mac, Federal Home Loan Mortgage Corporation (FHLMC): GSE chartered by Congress in 1970 to keep money flowing to mortgage lenders in support of homeownership and rental housing.

      Generally Accepted Accounting Principles (GAAP): Accounting term that encompasses the conventions, rules, and procedures necessary to define accepted accounting practice at a particular time. GAAP includes not only broad guidelines of general application, but also detailed practices and procedures. Those conventions, rules, and procedures provide a standard by which to measure financial presentations.

      Ginnie Mae, Government National Mortgage Association (GNMA): GSE established by Congress in 1968 that guarantees securities backed by a pool of mortgages.

      Gramm-Leach-Bliley Act (GLB Act): Enacted in 1999 that set forth the following:

•	Banks with less than $500 million in assets may use long-term loans for loans to small businesses, small farms and small agri-businesses.

•	A new, permanent capital structure for FHLBanks is established. Two classes of stock are authorized, redeemable on six months’ and five years’ notice. FHLBanks must meet a 5% leverage minimum tied to total capital and a risk-based requirement tied to permanent capital.

•	Equalizes the stock purchase requirement for banks and thrifts.

•	Voluntary membership for federal savings associations took effect six months after enactment.

•	Annual $300 million funding formula for REFCORP obligations of FHLBanks is changed to 20% of annual net earnings.

•	Governance of the FHLBanks is decentralized from the Finance Board to the individual FHLBanks. Changes include the election of a chairperson and vice chairperson of each FHLBank by its directors rather than the Finance Board and a statutory limit on FHLBank directors’ compensation.

      Government-sponsored enterprise (GSE): A private organization with a government charter whose function is to provide liquidity for the residential loan market or another identified government purpose.

      Home Buyer Equity Fund (HBEF): Bank program developed to provide grant assistance to cover the down payment and closing costs to first-time homebuyers at or below 80% area median income.

      Index amortizing swap: Typically a fixed to float rate interest rate swap whereby the notional principal amortizes in response to changes in the referenced index.

      Joint and several liability: Obligation for which multiple parties are each individually and all collectively liable for payment.

      London Interbank Offer Rate (LIBOR): Offer rate that a Euromarket bank demands to place a deposit at (or equivalently, make a loan to) another Euromarket bank in London. LIBOR is frequently used as the reference rate for the floating-rate coupon in interest rate swaps and option contracts such as caps and floors.

      Loan level credit enhancement: Portion of the credit enhancement pertaining to the risks of an individual mortgage loan.

      Master Commitment: A document executed by a PFI and an MPF Bank, which provides the terms under which the PFI will deliver mortgage loans to the MPF Bank.

      Master Servicer: Financial institution that the MPF Provider has engaged to perform various master servicing duties on its behalf in connection with the MPF Program.

      Mortgage-Backed securities (MBS): Investment instrument backed by mortgage loans as security.

      Mortgage Partnership Finance (MPF) Program: FHLBank of Chicago program offered by select FHLBanks to their members to provide an alternative for funding mortgages through the creation of a secondary market.

      Office of Finance (OF): FHLBank System’s centralized debt issuance facility that also prepares combined financial statements, selects/evaluates underwriters, develops/maintains the infrastructure needed to meet FHLBank System goals, and administers REFCORP and FICO funding programs.

      Office of Federal Housing Enterprise Oversight (OFHEO): Government agency established in 1992 and responsible for ensuring the financial safety and soundness of Fannie Mae and Freddie Mac.

      ORERC: Other real estate-related collateral.

      Pair-off fee: A fee assessed against a PFI when the aggregate principal balance of mortgages funded or purchased under a delivery commitment falls above or below the tolerance specified.

      Permanent capital: Retained earnings and capital stock.

      Participating Financial Institution (PFI): Bank member participating in the MPF Program, which is legally bound to originate, sell and/or service mortgages in accordance with the PFI Agreement, which it signs with the MPF Bank of which it is a member.

      Real Estate Mortgage Investment Conduit (REMIC): Multi-class bond backed by a pool of mortgage securities or mortgage loans.

      Real Estate Owned (REO): Mortgaged property acquired by a servicer on behalf of the mortgagee, through foreclosure or deed in lieu of foreclosure.

      Resolution Funding Corporation (REFCORP): Mixed-ownership, government corporation created by Congress in 1989 to issue “bailout” bonds and raise industry funds to finance activities of the Resolution Trust Corporation, and merge or close insolvent institutions inherited from the disbanded Federal Savings and Loan Insurance Corporation.

      RPAF: Registered Public Accounting Firm.

      SERP: Supplemental Executive Retirement Plan.

      Servicer: Institution approved to service mortgages funded or purchased by an MPF Bank. The term servicer refers to the institution acting in the capacity of a servicer of mortgages for an MPF Bank under a PFI Agreement.

      SFAS: Statement of Financial Accounting Standard.

      Standby letter of credit: Document issued by the FHLBanks on behalf of a member as a guarantee against which funds can be drawn, that is used to facilitate various types of business transactions the member may have with third parties. Standby is defined as the Bank standing by to make good on the obligation made by the member to the beneficiary.

      Supplemental Mortgage Insurance (SMI) policy: Any and all supplemental or pool mortgage guarantee insurance policies applicable to mortgages delivered under the Master Commitment.

      Underlying: A specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates or other variable. An underlying may be the price or rate of an asset or liability, but is not the asset or liability itself.

      Veterans Affairs, Department of (VA): Federal agency with oversight for programs created for veterans of the U.S. armed forces. Mortgage loans granted by a lending institution to qualified veterans or to their surviving spouses may be guaranteed by the VA.

      Weighted average coupon (WAC): Weighted average of the interest rates of loans within a pool or portfolio.

      Weighted average life (WAL): The average amount of time that will elapse from the date of a security’s issuance until each dollar of principal is repaid. The WAL of mortgage loans or mortgage-backed securities is only an assumption. The average amount of time that each dollar of principal is actually outstanding is influenced by, among other factors, the rate at which principal, both scheduled and unscheduled, is paid on the mortgage loans.